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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2006

                        Commission File Number: 001-15276

                       Banco Itau Holding Financeira S.A.
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)

                    Praca Alfredo Egydio de Souza Aranha, 100
                         04344-902 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___________________.

  Enclosure: Financial Statements
             December 2006

             Management Discussion and Analysis
             December 2006

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     [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                             [GRAPHICS APPEAR HERE]

     MANAGEMENT DISCUSSION & ANALYSIS AND COMPLETE FINANCIAL STATEMENTS DECEMBER 2006

CONTENTS

Executive Summary                                                            03
Analysis of the Consolidated Net Income                                      13
- Managerial Financial Margin                                                13
- Results from Loan and Lease Losses                                         14
- Banking Service Fees                                                       16
- Non Interest Expenses                                                      17
- Tax Expenses for ISS, PIS and Cofins                                       19
Pro Forma Financial Statements by Segment                                    21
Pro Forma Financial Statements by Subsegment                                 24
Itaubanco - Branch Banking                                                   26
Itaubanco - Credit Cards - Account Holders                                   27
Itaubanco - Insurance, Pension Plans and Capitalization                      28
Itaubanco - Investment Funds and Managed Portfolio                           32
Itau BBA                                                                     33
Itaucred                                                                     34
Risk Management                                                              38
Balance Sheet per Currency                                                   44
Activities Abroad                                                            45
Ownership Structure                                                          48
Securities Market Performance                                                49
Report of Independent Accountants                                            51
Complete Financial Statements                                                53

Please note that information on the 3rd quarter presented in this report has been recalculated to include BKB.

The pro forma reports of Itaucred include 100% of FAI - Financeira Americanas Itau.

Tables in this report state figures in millions. However, changes have been calculated using unit figures.

Readers should be aware that future expectations arising from this analysis must consider risks and uncertainties surrounding all activities and beyond the control of the conglomerate companies (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial desintermediation, competitive pressure on products and prices, and changes in the tax legislation).

2    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

HIGHLIGHTS - MANAGERIAL CRITERIA

                                             R$ Million (except where indicated)

-----------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME                                   4TH Q./06       3RD Q./06         2006            2005
-----------------------------------------------------------------------------------------------------------------
  Net Income - Parent Company                               1,280              71           4,309           5,251
  Recurring Net Income                                      1,628           1,592           6,195           5,443
  Managerial Financial Margin (1)                           4,747           4,328          16,958          13,272
-----------------------------------------------------------------------------------------------------------------
INCOME PER SHARE (R$)
-----------------------------------------------------------------------------------------------------------------
  Consolidated Net Income per share (2)                      1.08            0.06            3.79            4.67
  Consolidated Recurring Net Income per share (2)            1.38            1.39            5.44            4.84
  Number of Outstanding Shares - in thousands           1,197,218       1,176,556       1,197,218       1,104,009
  Book Value per share                                      19.68           18.44           19.68           14.09
  Dividends/JCP net of taxes (3) (R$ Million)                 702             391           1,923           1,585
  Dividends/JCP net of taxes (3) per share                   0.59            0.33            1.61            1.44
  Market Capitalization (4) (R$ Million)                   92,270          76,453          92,270          61,935
  Market Capitalization (4) (US$ Million)                  43,157          35,164          43,157          26,460
-----------------------------------------------------------------------------------------------------------------
PERFORMANCE RATIOS (%)
-----------------------------------------------------------------------------------------------------------------
  Return on Average Equity - Annualized (5)                  22.6%            1.4%           22.7%           35.3%
  Recurring Return on Average Equity Annualized (5)          28.8%           32.5%           32.6%           36.6%
  Return on Average Assets Annualized                         2.5%            0.1%            2.4%            3.6%
  Recurring Return on Average Assets Annualized               3.1%            3.4%            3.4%            3.8%
  Solvency Ratio (BIS Ratio)                                 17.2%           16.8%           17.2%           17.0%
  Annualized Net Interest Margin                             12.3%           13.1%           12.8%           12.6%
  Provision for Loan Losses/ Nonperforming Loans              168%            169%            168%            192%
  Efficiency Ratio                                           47.4%           49.9%           47.6%           50.3%
-----------------------------------------------------------------------------------------------------------------

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BALANCE SHEET                                       DEC 31, 06        SEP 30, 06          DEC 31, 05
-------------------------------------------------------------------------------------------------------
  Total Assets                                            209,691            206,935            152,435
    Credit Operations                            84,148             80,179             60,636
    Sureties, Endorsements and Guarantees         9,500    93,648    9,690    89,869    7,121    67,756
                                                 ------             ------             ------
  Total Deposits                                           61,173             55,425             50,520
  Stockholders' Equity of Parent Company                   23,564             21,693             15,560
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RELEVANT DATA
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  Assets Under Management                                 179,808            176,865            120,287
  Employees (Units)                                        59,921             58,885             51,036
  Active Customers (Million)                                 12.9               12.6               12.5
  Products/Customer (Units)                                   5.1                5.1                5.1
  Branches (Units) (6)                                      2,603              2,511              2,391
  CSBs (Units)                                                780                768                783
  Automated Teller Machines (Units)                        23,096             22,748             22,023
  Taii Branches (Units)                                       834                766                648
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(1)  See page 4 for details.
(2)  Calculation consider the average number of outstanding shares.
(3) JCP- Interest on Capital. Amounts paid/provisioned (Note 15 - bII of Financial Statements).
(4) Computed based on the average quotation of the last trading day of the period. Includes the shares related to the acquisition of BKB Chile and Uruguay.
(5) Return On Average Equity - Annualized (ROE) was computed by dividing the Parent Company Net income by the Parent Company Average Stockholders' Equity. The quotient of this division was multiplied by the number of the periods in the year to derive the annualized ROE ratio. As of Dec/06, the effects of the acquisition of BKB Chile and Uruguay on the Parent Company Stockholders' Equity were not taken into account.
(6) Includes 100 Personnalite branches at 12/31/06, 99 at 09/30/06 and 93 at 12/31/05.

The increase in capital during the fourth quarter of 2006 relates to the acquisition of BankBoston operations in Chile and Uruguay, effected in stock pursuant to the issuance of Itau shares. The recurring net income does not include neither BKB Chile and Uruguay or synergies related to BKB Brazil operations.

MAIN MARKET SHARES - DEC/2006
-----------------------------------
Asset Management              16.7%
Automobile Finance (*)        22.0%
CPMF Collections              18.3%
Credit Cards                  24.3%
Total Deposits (*) (**)       12.1%
Insurance Premiums (*)         8.8%
Private Pension Plans (*)     18.3%

(*) As of September 2006. Sources: Bacen, Susep, Anbid, Abel, Internal Revenue Secretary and Abecs. The market share of Insurance Premiums does not include Health Insurance. VGBL product is included in private pension plans.
(**) Include Securities Repurchase Agreements - Own Issue.

MACROECONOMIC INDEXES

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                                                 DEC 31, 06      SEP 30, 06      DEC 31, 05
--------------------------------------------------------------------------------------------
EMBI Brazil Risk                                         195             233             305
CDI (In the Quarter)                                     3.1%            3.5%            4.3%
Exchange Rate (Var. in the Quarter)                     -1.7%            0.5%            5.3%
Exchange Rate (Quotation in R$)                       2.1380          2.1742          2.3407
IGPM (In the Quarter)                                    1.5%            0.8%            1.0%
Savings (TR + 6% p.y.)                                   2.0%            2.1%            2.1%
--------------------------------------------------------------------------------------------

3    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

MANAGERIAL STATEMENT OF INCOME

Our consolidated results were impacted by the amortization of goodwill on the acquisition of BKB, in addition to a number of non-recurring events. For comparison purposes, the analyses in this report do not take such effects into account. The table below shows the impacts on net income.

                                                                     R$ Million

-------------------------------------------------------------------------------------------
                                                                        NET INCOME
                                                               ----------------------------
                                                                  4THQ./06      3RD Q./06
-------------------------------------------------------------------------------------------
Net Income                                                             1,280             71
-------------------------------------------------------------------------------------------
Effects of BKB Acquisition                                               408          1,764
  BKB Brazil result from 05/01/06 to 09/30/06                              -           (145)
  Adjustments to the criteria of Itau Holding (*)                          -            194
  Amortization of goodwill on Brazil BKB acquisition                       -          1,715
  Amortization of goodwill on Chile and Uruguay BKB
   acquisition                                                           468              -
  BKB result from 05/01/06 to 12/31/06 - Chile and Uruguay               (67)             -
  Others Adjustments                                                       7              -
Net Income without BKB                                                 1,687          1,835
-------------------------------------------------------------------------------------------
Financial Margin from Banking Operations                                 160           (240)
  Securities available for sale                                            -           (109)
  Reversal of additional provision for securities                          -           (119)
  Hedge of BKB positions                                                   -            (12)
  Renegotiations x conditional discounts (**)                            160
Result from Loan Losses                                                 (108)             -
  Renegotiations x conditional discounts (**)                           (108)             -
Non-Interest Expenses                                                     66              -
  Amortization of goodwill (***)                                          66              -
Non-operating Income                                                    (178)           (46)
  Capital gain on XL operation                                             -            (46)
  Result from Credicard brand sale                                      (178)             -

Total - Non Recurring Effects                                            (60)          (286)
-------------------------------------------------------------------------------------------
BKB Brazil Result from 07/01/06 to 09/30/06                                -             43
Recurring Net Income                                                   1,628          1,592
-------------------------------------------------------------------------------------------

(*) Refers essentially to adjustment to standardize credit risk ratings of each client, either in Itau or in BKB, using always the worst risk level.
(**) Some loans transactions renegotiations provide to the client discounts on timely payments. On the fourth quarter, we start to consider all loan renegotiation operations net of these discounts, adjusting the balance of these operations. Consequently, the net income decreased R$52 millions, impacting, net of taxes, R$160 millions in the managerial financial margin and R$108 millions in the expenses for provisions for loan losses, as shown in the table above.
(***) Refers basically to Shoptime, Previtec and Delle Holding.

The 2006 result presented in this report includes the result from May to December of BKB Brazil

    IN THE THIRD QUARTER OF 2006, WE CHOSE TO STATE NET INCOME FOR THE PERIOD WITHOUT TAKING INTO ACCOUNT THE CONTRIBUTION FROM BANKBOSTON OPERATIONS, SO AS
              TO ALLOW FOR THE COMPARISON AND ANALYSIS WITH RESPECT
                       TO THE SECOND QUARTER OF THE YEAR.
 IN THIS REPORT, THE NET INCOME FOR THE FOURTH QUARTER OF 2006 COMPARED TO THE
   PRIOR QUARTER CONSIDERS THE BALANCES OF ASSETS AND LIABILITIES, AS WELL AS
               INCOME AND EXPENSES ARISING FROM BANKBOSTON, AS THE
                        OPERATION HAS BEEN FULLY MERGED.

The Management Discussion and Analysis Report is based on the Managerial Income Statement derived from reclassifications made to the income statement per books. For details of such reclassifications, please refer to the reports for the period from June 2005 to March 2006.

The table below states the management's determination of the managerial financial margin of the exchange risk of investments abroad.

During the last quarter of the year, the real appreciated by 1.7% against the U.S. dollar, while in the prior quarter the real depreciated by 0.5%.

The real depreciated by 2.3% and appreciated by 0.4% against the euro in the fourth and third quarters of 2006, respectively.

MANAGERIAL FINANCIAL MARGIN FROM MANAGEMENT OF FOREIGN EXCHANGE RISK ON THE INVESTMENTS ABROAD

                                                                      R$ Million

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                                                          4TH QUARTER/06                              3RD QUARTER/06
                                             ------------------------------------------------------------------------------------
                                                         RESULT               RESULT                RESULT                RESULT
                                              INITIAL   GROSS OF     TAX      NET OF    INITIAL    GROSS OF      TAX      NET OF
                                              BALANCE    TAXES     EFFECTS    TAXES     BALANCE     TAXES      EFFECTS    TAXES
---------------------------------------------------------------------------------------------------------------------------------
Capital Investments Abroad (A)                  5,998                                      6,030
Exchange Variation on Investments
 Abroad (B)                                                  (70)                 (70)                   13                    13
Effect of exchange risk management of
 investment abroad (C) = (D) + (E)                           313      (116)       197                   196        (73)       123
                                                        --------   -------   --------              --------   --------   --------
  Assets Position in DI (D)                     5,998        202       (75)       127      6,030        217        (81)       137
  Liabilities Position in Foreign
   Currency (E)                                (9,531)       111       (41)        70     (9,582)        21          8        (13)
---------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin of Exchange
 Risk of Investments Abroad (F) = (B) + (C)                  243      (116)       127                   209        (73)       137
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4    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

MANAGERIAL STATEMENT OF INCOME

MANAGERIAL ADJUSTMENTS CARRIED OUT:

Adjustment 1: Distribution of the Foreign Exchange Variation of the Investments
              Abroad.
Adjustment 2: Tax Effect of the Hedge of the Investments Abroad.

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------------
                                                                                BANCO ITAU HOLDING
                                                  -------------------------------------------------------------------------------
                                                                                NON-        MANAGERIAL ADJUSTMENTS
                                                                             RECCURING   ---------------------------
                4TH QUARTER/06                    ACCOUNTING   BKB IMPACTS    EFFECTS    ADJUSTMENT 1   ADJUSTMENT 2   MANAGERIAL
---------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                            4,638             -         254            (28)          (116)       4,747
  o  Banking Operations                                3,937             -         254              -              -        4,191
  o  Treasury                                            429             -           -              -              -          429
  o  Management of Foreign Exchange Risk from
      Investments Abroad - net of tax effects            272             -           -            (28)          (116)         127

Result from Loan Losses                               (1,311)            -        (164)             0              -       (1,475)
  Provision for Loan and Lease Losses                 (1,614)            -        (164)             0              -       (1,778)
  Recovery of Credits Written Off as Losses              303             -           -              -              -          303

Net Result from Financial Operations                   3,327             -          90            (28)          (116)       3,273

Other Operating Income/(Expenses)                     (1,043)            -          61              2             15         (965)
Banking Service Fees                                   2,455             -           -              1              -        2,456
Result from Operations of Insurance,
 Capitalization and Pension                              313             -           -              -              -          313
Non-Interest Expenses                                 (3,440)            -          73             (4)             -       (3,371)
Tax Expenses for ISS, PIS and Cofins                    (524)            -         (12)             -             15         (521)
Equity in the Earnings of Associated Companies            59             -           -            (12)             -           47
Other Operating Income                                    93             -           -             17              -          110

Operating Income                                       2,284             -         151            (26)          (102)       2,307

Non-Operating Income                                     297             -        (270)             0              -           28

Income before Tax and Profit Sharing                   2,581             -        (118)           (26)          (102)       2,335
Income Tax and Social Contribution                      (666)            -          58              2            102         (504)
Profit Sharing                                          (211)            -           -              -              -         (211)
Minority Interests                                       (16)            -           -             24              -            7

BKB Chile and Uruguay - acquisition impact              (408)          408           -              -              -            -

Managerial Net Income                                  1,280           408         (60)             -              -        1,628
---------------------------------------------------------------------------------------------------------------------------------

Managerial Financial Margin of the Foreign Exchange Risk of the Investments Abroad reconciliation (table on the preceding page); R$272 million - R$28 million = R$243 million.

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------------
                                                                                BANCO ITAU HOLDING
                                                  -------------------------------------------------------------------------------
                                                                                NON-        MANAGERIAL ADJUSTMENTS
                                                                             RECCURING   ---------------------------
                3RD QUARTER/06                    ACCOUNTING   BKB IMPACTS    EFFECTS    ADJUSTMENT 1   ADJUSTMENT 2   MANAGERIAL
---------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                            4,361           380        (367)            27            (73)       4,328
  o  Banking Operations                                4,029           380        (367)             -              -        4,043
  o  Treasury                                            149             0           -              -              -          149
  o  Management of Foreign Exchange Risk from
      Investments Abroad - net of tax effects            183             0           -             27            (73)         137

Result from Loan Losses                               (1,254)          (96)          -              0              -       (1,350)
  Provision for Loan and Lease Losses                 (1,509)         (101)          -              0              -       (1,611)
  Recovery of Credits Written Off as Losses              255             5           -              -              -          261

Net Result from Financial Operations                   3,107           284        (367)            27            (73)       2,978

Other Operating Income/(Expenses)                       (811)         (209)          3            (25)             9       (1,032)
Banking Service Fees                                   2,135           152           -             (1)             -        2,286
Result from Operations of Insurance,
 Capitalization and Pension                              296            (0)          -              -              -          296
Non-Interest Expenses                                 (2,878)         (360)          0             (8)             -       (3,246)
Tax Expenses for ISS, PIS and Cofins                    (422)          (29)          3              -              9         (438)
Equity in the Earnings of Associated Companies            36             0           -              2              -           38
Other Operating Income                                    21            28           -            (17)             -           32

Operating Income                                       2,295            76        (363)             2            (64)       1,946

Non-Operating Income                                      56             2         (44)            (0)             -           14

Income before Tax and Profit Sharing                   2,351            78        (407)             2            (64)       1,960
Income Tax and Social Contribution                      (326)          (30)        121             (0)            64         (172)
Profit Sharing                                          (175)           (5)          -              -              -         (180)
Minority Interests                                       (15)            0           -             (2)             -          (17)

BKB Brazil - acquisition impact                       (1,764)        1,764           -              -              -            -

Managerial Net Income                                     71         1,807        (286)             -              -        1,592
---------------------------------------------------------------------------------------------------------------------------------

Managerial Financial Margin of the Foreign Exchange Risk of the Investments Abroad reconciliation (table on the preceding page); R$183 million + R$27 million = R$209 million.

5    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FOURTH QUARTER OF 2006

NET INCOME AND ANNUALIZED RETURN ON AVERAGE EQUITY

                              [CHART APPEARS HERE]

Our consolidated net income reached R$1,280 million in the fourth quarter of 2006. However, disregarding the non-recurrent effect in the result as demonstrated in page 4 of this report, we reached a recurrent consolidated net income of R$1,628 million in the last quarter of the year, that corresponds to an increase of 2.3% as compared with the recurrent net income of the previous quarter.

The parent company stockholders' equity added up to R$23,564 million at the end of the period, taking into account the issue of Itau common shares approved by the Extraordinary General Meeting, intended for the acquisition of BankBoston operations in Chile and Uruguay. The annualized return on average equity stood at 28.8% in the fourth quarter of 2006.

At December 31, 2006, total assets totaled R$209,691 million, corresponding to a 1.3% increase compared to the prior quarter. Annualized return on total average assets reached 3.1% in the last quarter of the year.

CREDIT OPERATIONS (*)

                              [CHART APPEARS HERE]

(*)  Includes endorsements and sureties.

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------------
                                     WITH BKB           VARIATION           WITHOUT BKB         VARIATION     VAR. W/BKB
                              -----------------------   ----------    -----------------------   ----------    ----------
                              DEC 31, 06   SEP 30, 06     DEC-SEP     DEC 31, 06   DEC 31, 05    DEC-DEC       DEC-DEC
------------------------------------------------------------------------------------------------------------------------
Individuals                       40,487       37,571          7.8%       39,159       28,471         37.5%         42.2%
  Credit Card                      9,188        7,976         15.2%        8,697        7,216         20.5%         27.3%
  Personal Loans                  13,284       13,829         -3.9%       12,448       10,320         20.6%         28.7%
  Vehicles                        18,014       15,766         14.3%       18,014       10,936         64.7%         64.7%

Businesses Loans                  47,263       46,558          1.5%       40,264       34,744         15.9%         36.0%
  Corporate                       26,816       26,796          0.1%       24,616       21,960         12.1%         22.1%
  Small and middle market         20,446       19,762          3.5%       15,648       12,784         22.4%         59.9%

Directed Loans                     5,898        5,740          2.8%        5,074        4,541         11.7%         29.9%
------------------------------------------------------------------------------------------------------------------------
Total                             93,648       89,869          4.2%       84,497       67,756         24.7%         38.2%
------------------------------------------------------------------------------------------------------------------------

Our loan portfolio, including endorsements and sureties, totaled R$93,648 million at December 31, 2006, up 4.2% from the prior quarter. The increase in the balance of vehicle financing transactions remained as the most significant feature of the portfolio. Additionally, during the period credit card transactions grew noticeably, in connection with the seasonal increase usage of credit cards as payment means in the last months of the year. The balance of personal credit transactions was slightly reduced as a result not only of the adoption of a more restrict credit policy and as customers apply their 13th month salary, to amortize their borrowings under the Overdraft Facility product, but also as the adjust in the criteria of credit operations renegotiations. Transactions with micro, small and mid-sized companies, in the business portfolio, should be highlighted for their significant growth pace. The balance of transactions with large corporations remained virtually unaltered from the prior quarter.

MANAGERIAL FINANCIAL MARGIN

                              [CHART APPEARS HERE]

During the fourth quarter of 2006, the managerial financial margin rose by 9.7% compared to the prior period, chiefly due to the financial margin of treasury, which obtained better results on fixed-rate positions, in addition to gains abroad on derivative instruments used to manage interest rate gaps. The managerial financial margin of banking transactions also increased on account of the expansion in the balance of the loan and financing portfolio, simultaneously with a change in the mix of products and customers, to counter the impact of the swift decline in interests rates in the interbank market (CDI) - which went down from 14.0% to 12.5% per year in the last quarter of 2006 - on transactions sensitive to such change (see page 13 for details).

6    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FOURTH QUARTER OF 2006

NPL RATIO*- INDIVIDUALS X BUSINESSES

                              [CHART APPEARS HERE]

(*)  Nonperforming Loans: Loan transactions overdue more than 60 days.

Our nonperforming loan ratio remained virtually unaltered at 5.3%, compared to 5.2% in the prior quarter, evidencing a stabilization trend. On the other hand, the increase in the allowance for loan losses is primarily attributable to the expansion in the credit portfolio and the evolution of nonperforming loans in the Itaucred segment, as well as the reassessment of risk ratings in the Itau BBA segment. Furthermore, transactions with retail account holders required lower allowances, as a result of credit policies implemented by us over the past few months, intended to favor transactions with a better risk profile. The increased expense associated with credit risk was partially offset by enhanced efforts to renegotiate and recover transactions previously written-off as losses.

BANKING SERVICE FEES

                              [CHART APPEARS HERE]

During the fourth quarter of 2006, revenues from banking service fees were positively impacted by the growing volume of credit transactions, in particular vehicle financing and leasing, as well as installment sale transactions, which generate revenues tied to the credit assessment and approval processes. It should also be noted that credit card revenues grew due to the seasonal increase in the usage of this product during the holiday season. A further driver of the expansion was the delayed receipt of fees from services rendered to Social Security Institute (INSS).

NON INTEREST EXPENSES

                              [CHART APPEARS HERE]

EFFICIENCY RATIO (%) (*)

                              [CHART APPEARS HERE]

(*)  The criteria for calculating the efficiency ratio are detailed on page 18.

During the quarter, costs remained under strict control, in spite of the nominal growth in non-interest expenses. Our focus on productivity led the efficiency ratio to improve quarter-on-quarter to reach 47.4%, 2.5 percentage points better than the prior quarter figure. Non-interest expenses were also impacted by the recognition of expenses relating to third-party services, consultant fees for corporate reorganization processes, data processing and telecommunication expenses, associated with equipment rental and maintenance, and CPMF tax expenses arising from the effect of corporate internal reorganization and the payment of dividends and interest on capital.

UNREALIZED PROFIT/(LOSS)

                              [CHART APPEARS HERE]

Unrealized income/(loss) in the income statement remained virtually stable quarter-on-quarter. During the quarter, fixed-rate securities available for sale and held to maturity appreciated, as a result of the environment of declining interest rates. Such increase, however, was offset by the devaluation of pre-fixed funds obtained via securitization of draft orders abroad and subordinated debt, driven by the reduction in the country risk. In the last quarter of 2006, the balance of the provision in excess of the minimum required to cover doubtful loans remained stable at R$1,700 million. It should be pointed out that this provision is not taken into account to determine unrealized income/(loss).

7    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED PRO FORMA BALANCE SHEET

                                                                      R$ Million

--------------------------------------------------------------------------------------------------------
                                                                                        VARIATION
--------------------------------------------------------------------------------------------------------
                                                                                   DEC/06-      DEC/06-
ASSETS                                    DEC 31, 06   SEP 30, 06   DEC 31, 05     SEP/06       DEC/05
--------------------------------------------------------------------------------------------------------
Current and Long Term Assets                 205,106      203,484      149,560        1,621       55,546

  Cash and Cash Equivalents                    3,391        3,555        2,085         (164)       1,307
  Short Term Interbank Deposits               31,409       29,637       22,877        1,772        8,532
  Securities and Derivative Financial
   Instruments                                46,236       42,648       33,098        3,588       13,137
  Interbank and Interbranch Accounts          15,577       15,195       13,707          383        1,870
  Loans, Leasing Operations and Other
   Credits                                    84,148       80,179       60,636        3,969       23,513
  (Allowance for Loan Losses)                 (7,431)      (7,052)      (4,107)        (378)      (3,324)
  Other Assets                                31,775       39,323       21,265       (7,548)      10,510
    Foreign Exchange Portfolio                12,872       21,771        7,707       (8,899)       5,165
    Others                                    18,903       17,552       13,558        1,350        5,345

Permanent Assets                               4,585        3,450        2,875        1,135        1,710

  Investments                                  2,010          971          749        1,039        1,261
  Fixed Assets                                 2,086        2,028        1,854           58          233
  Deferred Changes                               489          451          272           37          217
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                 209,691      206,935      152,435        2,756       57,256
--------------------------------------------------------------------------------------------------------

                                                                      R$ Million

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                                                                                        VARIATION
--------------------------------------------------------------------------------------------------------
                                                                                   DEC/06-      DEC/06-
LIABILITIES                               DEC 31, 06   SEP 30, 06   DEC 31, 05     SEP/06       DEC/05
--------------------------------------------------------------------------------------------------------
Current and Long Term Liabilities            184,751      183,898      135,681          853       49,070
  Deposits                                    61,173       55,425       50,520        5,747       10,653
    Demand Deposits                           19,097       13,757       12,689        5,340        6,408
    Savings Account                           22,912       20,900       19,783        2,012        3,129
    Interbank Deposits                         2,167          880          646        1,287        1,521
    Time Deposits                             16,997       19,889       17,402       (2,892)        (405)
  Deposits Received under Securities
   Repurchase Agreements                      39,345       35,076       22,031        4,269       17,314
  Funds from Acceptances and Issue of
   Securities                                  7,541        7,568        4,961          (27)       2,581
  Interbank and Interbranch Accounts           2,175        5,023        1,043       (2,848)       1,132
  Borrowings and On-lendings                  10,517       11,598        9,156       (1,081)       1,361
  Derivative Financial Instruments             2,246        2,361        2,388         (115)        (142)
  Technical Provisions for Insurance,
   Pension Plans and Cap.                     19,036       17,534       14,640        1,503        4,397
  Other Liabilities                           42,717       49,314       30,942       (6,597)      11,775
    Foreign Exchange Portfolio                13,124       21,941        7,828       (8,818)       5,296
    Subordinated Debt                          4,566        4,547        4,584           19          (18)
    Others                                    25,027       22,825       18,530        2,202        6,497

Deferred Income                                   81           79           71            2           10
Minority Interest in subsidiaries              1,295        1,265        1,124           30          171

Stockholders' Equity of Parent Company        23,564       21,693       15,560        1,871        8,005
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                            209,691      206,935      152,435        2,756       57,256
========================================================================================================
Deposits                                      61,173       55,425       50,520        5,747       10,653
Assets under Management                      179,808      176,865      120,287        2,943       59,521

Total Deposits + Assets under Management     240,981      232,291      170,807        8,691       70,175
--------------------------------------------------------------------------------------------------------

8    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED PRO FORMA STATEMENT OF INCOME

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              VARIATION
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        4TH Q/06-      2006-
                                                    4TH Q./06   3RD Q./06      2006         2005        3RD Q/06       2005
-------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                             4,747       4,328       16,958        13,272          419         3,687
  o  Banking Operations                                 4,191       4,043       15,355        12,016          149         3,339
  o  Treasury                                             429         149        1,056           600          280           456
  o  Management of Foreign Exchange Risk from
      Investments Abroad- net of tax effects              127         137          547           656           (9)         (108)

Result from Loan Losses                                (1,475)     (1,350)      (5,302)       (2,840)        (125)       (2,462)
  Provision for Loan and Lease Losses                  (1,778)     (1,611)      (6,245)       (3,729)        (167)       (2,516)
  Recovery of Credits Written Off as Losses               303         261          943           889           42            54

Net Result from Financial Operations                    3,273       2,978       11,657        10,432          294         1,225

Other Operation Income (Expenses)                        (965)     (1,032)      (3,175)       (2,776)          67          (398)
  Banking Service Fees                                  2,456       2,286        9,097         7,738          170         1,359
  Result from Operations of Insurance, Cap.
   and Pension Plans                                      313         296        1,126           798           17           328
  Non-Interest Expenses                                (3,371)     (3,246)     (12,346)      (10,459)        (125)       (1,887)
  Tax Expenses for ISS, PIS and Cofins                   (521)       (438)      (1,784)       (1,509)         (83)         (275)
  Equity in the Earnings of Associated Companies           47          38          183           169           10            14
  Other Operating Income                                  110          32          549           487           78            62

Operating Income                                        2,307       1,946        8,482         7,656          362           826

  Non-operating Income                                     28          14           71            20           14            51

Income before Tax and Profit Sharing                    2,335       1,960        8,553         7,675          375           878

Income Tax and Social Contribution                       (504)       (172)      (1,603)       (1,613)        (332)           10
Profit Sharing                                           (211)       (180)        (670)         (481)         (31)         (189)
Minority Interests                                          7         (17)         (85)         (138)          24            54
-------------------------------------------------------------------------------------------------------------------------------
Net Income of Parent Company                            1,628       1,592        6,195         5,443           36           753
===============================================================================================================================
Number of shares outstanding - in thousands         1,197,218   1,176,556    1,197,218     1,104,009       20,663        93,209
Book value per share - R$                               19.68       18.44        19.68         14.09         1.24          5.59
Net Income per share - R$                                1.38        1.39         5.44          4.84        (0.02)         0.60
-------------------------------------------------------------------------------------------------------------------------------
Recurring Net Income                                    1,628       1,592        6,195         5,443
----------------------------------------------------------------------------------------------------
  Non Recurring Effects (Page 4)                           60         286          429          (192)
  BKB Brazil Results (Page 4)                               -         (43)        (145)            -
----------------------------------------------------------------------------------------------------
Net Income without effects of BKB Acquisition           1,687       1,835        6,480         5,251
----------------------------------------------------------------------------------------------------
  BKB Acquisition Effects (Notes to
   Financial Statements 2a and 21i)                      (408)     (1,764)      (2,171)            -
----------------------------------------------------------------------------------------------------
Net Income                                              1,280          71        4,309         5,251
----------------------------------------------------------------------------------------------------

9    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY
FOURTH QUARTER OF 2006

RESULTS BY SEGMENT

ITAUBANCO

The Itaubanco segment achieved a net income of R$1,084 million in the fourth quarter of 2006, corresponding to a 36.8% increase from the prior quarter. The managerial financial margin was positively impacted by the financial margin of treasury, which obtained better results with fixed-rate positions and derivative instruments abroad. Furthermore, the expansion in the credit portfolio remained contributing positively to the financial margin of banking transactions. The decrease in expenses associated with credit risk arises from the implementation of credit policies which favor those customers with a better risk profile. Revenues from banking service fees increased as a result of the higher number of credit transaction assessments and approvals, the seasonal increase in the use of credit cards and the receipt of delayed fees for services rendered to INSS. The growth in non-interest expenses is attributable to higher consultancy, system development and maintenance services, equipment rental and telemarketing services.

ITAU BBA

The net income of Itau BBA totaled R$297 million in the fourth quarter, declining by 12.0% compared to the prior quarter. The financial margin of banking transactions grew by 5.9% in relation to the third quarter, chiefly as a result of gains on structured credit transactions. Treasury transaction results reflected the strategies pursued in the domestic and international markets, in particular positions in local fixed income, exchange parities and Brazilian sovereign debt. The result from loan losses presented an expense for provision for loan losses of R$65 million on account of both risk rating reassessments and recovery of credits written off as a loss of R$35 million. Banking service fees and non-interest expenses remained in line with the prior quarter.

ITAUCRED

The Itaucred segment recorded net income of R$202 million in the fourth quarter of 2006, up 9.1% from the prior quarter. This increase is primarily associated with the expansion in volumes of credit transactions, specially vehicle financing and leasing transactions. The growth in vehicle financing and leasing also had a positive impact on service fees relating to credit analysis and approval processes. Similarly, the growth in expenses associated with credit risk assumption is partly due to the increased portfolio size. One can verify the negative impact associated with overdue credit transactions growth. The revision of computations of provisions for civil suits, carried out pursuant to Ibracon and CVM instructions, led to the reversal of provisions in this segment, decreasing non-interest expenses in the period.

The balance of Taii's credit portfolio reached R$3,228 million in the fourth quarter of 2006, up 6.8% from the prior quarter. During the period, 38 new stores of Financeira Itau, 14 stores of Financeira Itau CBD and 20 stores of Financeira Americanas Itau were opened. Payroll loan transactions closed the year with a balance of R$1,897 million, 4.3% above the prior quarter figure.

--------------------------------------------------------------------------------

CORPORATION

The net income of Corporation is primarily associated with the financial results of excess capital invested. The impact seen on income tax and social contribution expenses is due to the fact that, in the fourth quarter of 2006, there was no positive effect from the recognition of tax credits on amortized goodwill, as was the case in the prior quarter. As such, the net income of Corporation added up to R$45 million in the last quarter of the year.

10   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY
FOURTH QUARTER OF 2006

The pro forma financial statements of Itaubanco, Itau BBA, Itaucred and Corporation presented below are based on managerial information to more accurately reflect the performance of the individual conglomerate business units. Changes in the income statement of Itau segments in the fourth quarter of 2006 compared to the prior quarter are stated below.

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------
                                                  4TH Q./06      3RD Q./06      VARIATION      4TH Q./05
----------------------------------------------------------------------------------------------------------
                  ITAUBANCO
----------------------------------------------------------------------------------------------------------
  Managerial Financial Margin                           3,190          2,765            425          2,135
  o  Banking Operations                                 2,837          2,696            141          2,080
  o  Treasury                                             263            (29)           292            (67)
  o  Management of Foreign Exchange Risk from
      Investments Abroad- net of tax effects               90             98             (8)           121
  Result from Loan Losses                                (954)        (1,065)           111           (671)
  Banking Service Fees                                  1,913          1,837             76          1,741
  Non-Interest Expenses(1)                             (2,533)        (2,427)          (106)        (2,120)
  Income Tax and Social Contribution                     (460)          (239)          (221)          (281)
  Other(2)                                                (72)           (78)             7             84
----------------------------------------------------------------------------------------------------------
Net Income of Itaubanco (A)                             1,084            793            292            888
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                   ITAU BBA
----------------------------------------------------------------------------------------------------------
  Managerial Financial Margin                             536            531              6            554
  o  Banking Operations                                   333            315             18            304
  o  Treasury                                             166            178            (12)           206
  o  Management of Foreign Exchange Risk from
      Investments Abroad- net of tax effects               37             38             (1)            44
  Result from Loan Losses                                 (30)            49            (79)           127
  Banking Service Fees                                    145            131             14            108
  Non-Interest Expenses(1)                               (215)          (213)            (2)          (234)
  Income Tax and Social Contribution                      (64)          (114)            50           (119)
  Other(2)                                                (75)           (46)           (29)           (56)
----------------------------------------------------------------------------------------------------------
Net Income of Itau BBA (B)                                297            337            (41)           379
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                   ITAUCRED
----------------------------------------------------------------------------------------------------------
  Managerial Financial Margin                             942            903             39            732
  Result from Loan Losses                                (463)          (351)          (112)          (308)
  Banking Service Fees                                    385            336             50            276
  Non-Interest Expenses(1)                               (531)          (559)            28           (517)
  Income Tax and Social Contribution                      (64)           (72)             8            (23)
  Other(2)                                                (66)           (71)             4            (68)
----------------------------------------------------------------------------------------------------------
Net Income of Itaucred (C )                               203            185             18             92
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                 CORPORATION
----------------------------------------------------------------------------------------------------------
  Managerial Financial Margin                              79            130            (51)           230
  Non- Interest Expenses(1)                               (82)             7            (89)           (37)
  Income Tax and Social Contribution                       84            253           (169)            34
  Other(3)                                                (37)          (113)            76           (160)
----------------------------------------------------------------------------------------------------------
Net Income of Corporation (D)                              45            277           (232)            66
----------------------------------------------------------------------------------------------------------
NET INCOME OF ITAU (A) + (B) + (C ) + (D)               1,629          1,592             37          1,425
----------------------------------------------------------------------------------------------------------

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes Results from Insurance, Private Pension and Capitalization Transactions, Tax Expenses for ISS, PIS and Cofins, Other Operating Income, Non-operating Results and Profit Sharing.
(3) Includes Results of Doubtful Loans, Service Revenues, Tax Expenses for ISS, PIS and Cofins, Equity in the Earnings of Associated Companies, Other Operating Income, Non-Operating Profit, Profit Sharing and Minority Interests in Subsidiaries.

11   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                             [GRAPHIC APPEARS HERE]

     [LOGO OF BANCO ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

     ANALYSIS OF THE CONSOLIDATED NET INCOME

ANALYSIS OF THE CONSOLIDATED NET INCOME

MANAGERIAL FINANCIAL MARGIN

We believe that the table below is very useful for the analysis of the managerial financial margin.

The first block of the table, in which the total is entitled Operations Sensitive to Variation in the Basic Interest Rate, states the financial margin of non-interest bearing resources obtained by the Bank and invested at market rates.

The second block, entitled Interest-Bearing Assets and Liabilities, presents the financial margin gained by investing remunerated funds obtained and invested in asset products.

The next two blocks show the financial margin of treasury transactions and the margin derived from management of exchange risk of investments abroad.

During the period, the managerial financial margin increased by R$419 million, primarily due to the combination of three drivers:

The first one relates to higher results from fixed rate positions and gains on derivative instruments abroad, used to manage interest rate gaps, which increased the treasury margin by R$280 million.

The second factor is the R$220 million increase in the margin of interest-bearing assets and liabilities, driven by the growth in credit transactions.

Finally, the margin of operations sensitive to variation in basic interest rate declined by R$ 71 million, due to the reduction in the reference interest rate, partly offset by the effect of the increase in the balance of transactions.

It should be pointed out that the information on average balance was derived from the arithmetical average of the accounting balances in the balance sheet as of the last day of the current and prior quarters.

ANALYSIS OF THE MANAGERIAL FINANCIAL MARGIN

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------------
                                                                  4TH Q./06                               3RD Q./06
                                                     ------------------------------------    ------------------------------------
                                                      AVERAGE      FINANCIAL      RATE        AVERAGE     FINANCIAL       RATE
                                                      BALANCE       MARGIN       (P.Y.)       BALANCE       MARGIN       (P.Y.)
---------------------------------------------------------------------------------------------------------------------------------
Demand Deposits + Floatings                              21,231                                  20,415

(-) Compulsory Deposits                                  (7,392)                                 (5,613)

Contingent Liabilities - Contingent Assets                  795                                     732

Tax and Social Security Liabilities - Deposits in
 guarantee                                                4,968                                   4,233

(-) Tax Credits                                          (7,499)                                 (6,550)

Working Capital (Equity + Minority Interests -
 Permanent Assets - Allocated Capital to Treasury)       17,457                                  15,188
---------------------------------------------------------------------------------------------------------------------------------
Operations Sensitive to Variation in the Basic
 Interest Rate                                           29,559          923         12.5%       28,405          994         14.0%
=================================================================================================================================

---------------------------------------------------------------------------------------------------------------------------------
                                                      AVERAGE      FINANCIAL      RATE        AVERAGE     FINANCIAL       RATE
                                                      BALANCE       MARGIN       (P.Y.)       BALANCE       MARGIN       (P.Y.)
---------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents + Interbank  Deposits +
 Securities - Derivative Financial Instruments           23,904                                  19,273

Interbank and Interbranch Accounts                        7,994                                   8,885

Loans, Leasing and Other Credits                         82,164                                  73,781

(Net Loans)                                              (7,241)                                 (6,331)

Net Foreign Exchange Portfolio (Asset/Liability)           (211)                                   (197)
---------------------------------------------------------------------------------------------------------------------------------
Interest-Bearing Assets and Liabilities                 106,610        3,268         12.3%       95,411        3,048         12.8%
=================================================================================================================================
Total (A + B) (Net interest margin) (Page 5)            136,169        4,191         12.3%      123,815        4,043         13.1%
=================================================================================================================================
Treasury Financial Margin (Page 5)                                       429                                     149
=================================================================================================================================
Financial Margin of Management of Foreign
 Exchange Risk (Page 5)                                                  127                                     137
=================================================================================================================================
Total Managerial Financial Margin                                      4,747                                   4,328
---------------------------------------------------------------------------------------------------------------------------------

The table shows the impact of a hypothetical reduction in the reference interest rate by one percentage point. In such event, the financial margin of transactions that are sensitive to changes in the reference interest rate would decline by R$74 million in the quarter and R$296 million in the year.

R$ 29,559 million X 1% = R$ 296 million per year
                         or
                         R$ 74 million per quarter

13   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

RESULTS FROM LOAN AND LEASE LOSSES

EXPENSES FOR PROVISION FOR LOAN LOSSES

                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------------------------
                                                     4TH Q./06                              3RD Q./06                  VAR. (%)
--------------------------------------------------------------------------------------------------------------------------------
                                         PROVISION                              PROVISION
                                         FOR LOAN      CREDIT                    FOR LOAN     CREDIT
                                          LOSSES     RECOVERIES      TOTAL        LOSSES    RECOVERIES      TOTAL        TOTAL
--------------------------------------------------------------------------------------------------------------------------------
Itaubanco                                   (1,189)         235         (954)      (1,268)         202       (1,065)       -10.4%
  Banking                                   (1,057)         207         (849)      (1,134)         184         (950)       -10.6%
  Credit Cards - Account Holders              (133)          28         (105)        (133)          18         (115)        -9.0%

Itau BBA                                       (65)          35          (30)          48            1           49       -161.6%

Itaucred                                      (533)          71         (463)        (408)          58         (351)        31.9%
  Vehicles                                    (248)          33         (215)        (174)          23         (151)        42.7%
  Credit Cards - Non-Account Holders          (177)          18         (159)        (118)          14         (103)        53.8%
  Taii                                        (109)          20          (89)        (117)          20          (97)        -8.3%

Corporation                                     11          (38)         (28)          18           (0)          17       -260.4%

Total                                       (1,778)         303       (1,475)      (1,611)         261       (1,350)         9.2%
--------------------------------------------------------------------------------------------------------------------------------

The expense for the provision for loan and lease losses increased by 10.3% in the fourth quarter of 2006 compared to the prior quarter.

Expenses relating to the credit risk of retail transactions of current account holders decreased during the period. The adoption of credit policies favoring transactions with a better risk profile was the key driver of such decline. On the other hand, expenses arising from transactions with large corporations increased, as a result of reassessments of their risk ratings.

The expansion of the credit portfolio, in particular vehicle financing transactions, as well as the aging of nonperforming loans were the two main factors responsible for the increased expense of the allowance for loan losses in the Itaucred segment.

The recovery of credits written off as losses was positively impacted by the collection efforts undertaken during the period. As in the past, recovery campaigns and renegotiation of delinquent loans led to a 16.2% increase in revenues recognized when compared to the prior quarter.

The improvement of credit risk assessment and monitoring models, coupled with the adoption of proactive policies, contributed to further stabilize the ratio of nonperforming loans in the last months of 2006. Accordingly, our global delinquency ratio reached 5.3% in the fourth quarter of 2006, and 5.2% in the prior quarter.

NONPERFORMING LOANS

                                                                      R$ Million

-----------------------------------------------------------------------------
                                   DEC 31, 06      SEP 30, 06      JUN 30, 06
-----------------------------------------------------------------------------
Total Nonperforming Loans (a)           4,426           4,173           3,423
Credit Portfolio (b)                   84,148          80,179          67,383
NPL Ratio [ (a) / (b) ] x 100             5.3%            5.2%            5.1%
-----------------------------------------------------------------------------

(a)  Loans overdue for more than 60 days and which do not accrue revenues.
(b)  Endorsements and Sureties not included.

ANALYSIS OF RESULT FROM LOAN LOSSES

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------------------
                                                            4TH Q./06                                 3RD Q./06
------------------------------------------------------------------------------------------------------------------------------
                                             INDIVIDUALS    BUSINESSES      TOTAL      INDIVIDUALS    BUSINESSES      TOTAL
------------------------------------------------------------------------------------------------------------------------------
(Increase)/Reversal of Generic Provision               2           (19)          (18)         (277)            6          (271)
(Increase)/Reversal of Specific Provision         (1,419)         (342)       (1,761)       (1,115)         (223)       (1,338)
------------------------------------------------------------------------------------------------------------------------------
Expenses for Provision for Loan Losses            (1,418)         (361)       (1,778)       (1,392)         (217)       (1,611)
------------------------------------------------------------------------------------------------------------------------------
Recovery of Credits Written Off as Losses                                        303                                       261
------------------------------------------------------------------------------------------------------------------------------
Result from Loan Losses                                                       (1,475)                                   (1,350)
------------------------------------------------------------------------------------------------------------------------------

14   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NONPERFORMING LOANS BY SEGMENT

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------------
                                         DEC 31, 06                        SEP 30, 06                        JUN 30, 06
---------------------------------------------------------------------------------------------------------------------------------
                                                         NPL                               NPL                              NPL
                                  NPL     PORTFOLIO     RATIO       NPL     PORTFOLIO     RATIO       NPL     PORTFOLIO    RATIO
---------------------------------------------------------------------------------------------------------------------------------
Itaubanco                         2,614      35,985        7.3%     2,635      35,067        7.5%     1,887      28,293       6.7%
  Banking                         2,355      31,031        7.6%     2,398      31,074        7.7%     1,627      24,817       6.6%
  Credit Cards - Account
   Holders                          260       4,954        5.2%       236       3,993        5.9%       259       3,476       7.5%

Itau BBA                            150      21,334        0.7%        21      21,476        0.1%        38      17,853       0.2%

Itaucred                          1,662      26,829        6.2%     1,517      23,637        6.4%     1,498      21,236       7.1%
  Vehicles                          936      19,316        4.8%       847      16,874        5.0%       803      14,956       5.4%
  Credit Cards - Non-Account
   Holders                          235       4,285        5.5%       248       3,741        6.6%       352       3,543       9.9%
  Taii                              492       3,228       15.2%       421       3,022       13.9%       344       2,737      12.6%

Total                             4,426      84,148        5.3%     4,173      80,179        5.2%     3,423      67,383       5.1%
---------------------------------------------------------------------------------------------------------------------------------

The excess of the allowance for loan losses over the aggregate amounts overdue for the portfolio amounted to R$487 million in the fourth quarter of 2006.

The coverage ratio - derived by dividing the balance of allowances for loan losses by the balance of transactions more than 60 days overdue - was equal to 167.9%.

COVERAGE RATIO (*)

                              [CHART APPEARS HERE]

(*)  Provision for Loan and Lease Losses/Total Nonperforming Loans.

ABNORMAL PORTFOLIO (*)

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------
                                  DEC 31, 06     SEP 30, 06     JUN 30, 06     MAR 31, 06     DEC 31, 05
---------------------------------------------------------------------------------------------------------
Abnormal Portfolio                      6,943          6,817          5,704          4,928          3,959
Provision for Loan Losses              (7,431)        (7,052)        (5,609)        (4,668)        (4,107)
Difference                                487            235            (95)          (260)           149
---------------------------------------------------------------------------------------------------------

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.

15   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

BANKING SERVICE FEES

                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------------------
                                                                                                            Variation
                                                                                                       -------------------
                                                                                                       4Q./06 -    2006 -
                                                            4Q./06     3Q./06      2006       2005      3Q./06      2005
--------------------------------------------------------------------------------------------------------------------------
Asset Management                                                483        539      1,986      1,688        (56)       298
  Mutual Fund Management Fees                      A            470        529      1,921      1,631        (59)       290
  Income from Administration of Consortia                        13         10         65         57          3          8
Current Account Services                                        410        385      1,549      1,385         25        164
Credit Operations and Guarantees Provided                       486        423      1,689      1,259         63        430
  Credit Operations                                B            454        394      1,572      1,170         60        402
  Income from Guarantees Provided                                32         29        117         89          3         28
Collection Services                                             250        219        909        839         32         70
  Collection                                                    119        117        457        402          3         55
  Interbank Fees (Bills, Checks and Documents)                   57         57        217        201          0         16
  Tax Collection                                   C             74         45        235        236         29         (1)
Credit Cards                                       D            577        525      2,104      1,904         52        200
Others                                                          250        195        859        662         55        197
  Foreign Exchange Services                                       9          7         32         33          2         (1)
  Brokerage Services                               E             73         61        245        132         12        114
  Income from Inquiries of the Serasa Databases                  59         59        222        196         (0)        26
  Custody Services and Managed Portfolios                        25         22         88         67          3         22
  Financial and Economic Advisory Services                       21         20         81         43          1         38
  Other Services                                                 63         26        191        191         37         (1)
--------------------------------------------------------------------------------------------------------------------------
Total                                                         2,456      2,286      9,097      7,738        170      1,359
--------------------------------------------------------------------------------------------------------------------------

Banking service fees grew 7.4%, compared with the previous quarter. This position now consolidates the revenues from BKB in the third and fourth quarters of 2006.

A. Funds management fees were affected by the closing of the funds with automatic investment and by the lower number of business days in this quarter, generating an 11.2% reduction in the period.

B. The growth in the revenues from credit operations is basically derived from the increase in the volume of vehicle financing and leasing transactions.

C. The change in tax receipt service fees reflects the late receipt of fees relating to the provision of services to the INSS.

D. The increase in retail sales at this year end, associated with the increase in revenues from credit card annual fees, was responsible for the 9.9% increase in this quarter.

E. This quarter, the main factor responsible for the increase in revenues from brokerage was the enlarging volume of underwritings.

The coverage ratio, expressed by banking services revenues divided by non-interest expenses, amounted to 73% in the fourth quarter of 2006, against 70% in the previous quarter. Considering only personnel expenses, banking service fees showed a coverage ratio of 196%, against 181% in the previous quarter.

NUMBER OF ACTIVE CLIENTS (*) AND CURRENT ACCOUNTS

                              [CHART APPEARS HERE]

(*) Conceptually, a client (represented by a CPF/CNPJ number) is considered active when performing one or more transactions in a current account in the last six months or having an average 3-month account balance not null.

COVERAGE INDEX OF BANKING SERVICE FEES AS A PERCENTAGE OF
NON-INTEREST EXPENSES (*)

                              [CHART APPEARS HERE]

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and Non-Interest Expenses (Personnel Expenses, Other Administrative Expenses, Other Operating Expenses, and Tax Expenses for CPMF and Other Taxes).

16   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NON INTEREST EXPENSES

                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------------------
                                                                                                            VARIATION
                                                                                                       -------------------
                                                                                                        4Q/06-     2006 -
                                                            4Q/06       3Q/06      2006       2005      3Q/06       2005
--------------------------------------------------------------------------------------------------------------------------
Personnel Expenses                                            1,251      1,260      4,824      4,036         (9)       789
--------------------------------------------------------------------------------------------------------------------------
  Remuneration                                                  717        721      2,731      2,207         (4)       523
  Charges                                                       227        219        833        688          8        145
  Social Benefits                                               185        180        701        616          5         85
  Training                                                       19         19         69         58          1         12
  Employee Termination and Labor Claims             A           102        121        490        405        (19)        85
  Special/Single Bonus                                            -          -          -         63          -        (63)
--------------------------------------------------------------------------------------------------------------------------
Other Administrative Expenses                                 1,681      1,523      5,835      4,946        158        889
--------------------------------------------------------------------------------------------------------------------------
  Data Processing and Telecommunication             B           399        359      1,374      1,181         40        193
  Depreciation and Amortization                                 176        167        660        613          9         47
  Premises                                                      226        212        814        716         13         98
  Third-Party Services                              C           328        255      1,050        832         73        217
  Financial System Service                          B           133        106        449        372         27         77
  Advertising, Promotions and Publications          D           139        124        475        385         15         90
  Transportation                                                 64         61        233        194          3         39
  Materials                                         B            42         57        194        165        (14)        29
  Security                                                       48         45        172        138          3         34
  Legal and Judicial                                             15         17         64         74         (2)        (9)
  Travel                                                         19         17         65         49          2         16
  Others                                                         93        104        285        227        (11)        58
--------------------------------------------------------------------------------------------------------------------------
Other Operating Expenses                                        269        332      1,240      1,141        (63)        99
--------------------------------------------------------------------------------------------------------------------------
  Provision for contingencies                                   (10)        77        276        415        (86)      (139)
    Tax and Social Security                                     (13)       (30)         1         47         17        (46)
    Civil Lawsuits                                  E             2        107        272        333       (105)       (61)
    Others                                                        1          0          3         35          1        (32)
  Sales - Credit Cards                                           87        112        347        250        (25)        97
  Claims                                                         41         38        176        187          3        (12)
  Others                                                        150        105        441        288         45        153
--------------------------------------------------------------------------------------------------------------------------
Tax Expenses                                                    171        131        447        337         40        110
--------------------------------------------------------------------------------------------------------------------------
  CPMF                                              F           117         87        304        248         30         56
  Other taxes                                       G            55         44        143         89         10         54
--------------------------------------------------------------------------------------------------------------------------
TOTAL NON-INTEREST EXPENSES                                   3,371      3,246     12,346     10,459        125      1,887
--------------------------------------------------------------------------------------------------------------------------

In the last quarter of 2006, non-interest expenses showed a 3.9% increase, when compared to the third quarter of this year.

PERSONNEL EXPENSES

We had a reduction of about 1% in personnel expenses between the last two quarters of 2006.

A. The decrease in labor law proceedings, caused by the lower number of new cases in the quarter, was an important factor in the reduction of personnel expenses.

OTHER ADMINISTRATIVE EXPENSES

Other administrative expenses increased 10.4% compared to the previous quarter. The changes are mainly a result of:

B. Development and maintenance of the systems for integrating the customers from BKB; telemarketing services; financial system services and materials;

C.   Advisory services/consultancy in the recent corporate reorganizations;

D. Contributions and donations as incentives for cultural activities occurring at the end of the year.

NON-INTEREST EXPENSES

                              [CHART APPEARS HERE]

NUMBER OF EMPLOYEES (*)

                              [CHART APPEARS HERE]

(*) - Includes Orbitall and Intercap bank sales promoting company employees as from Dec/04.

     - Includes Credicard Itau employees as from Jun/06.

     - Includes BKB employees as from Sep/06.

     - Includes FIC (Financeira Itau CBD) and FAI (Financeira Americanas Itau) employees.

17   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

OTHER OPERATING EXPENSES

The main factor responsible for the 19.0% fall in the total of operating expenses was:

E. The balance of provisions existing at September 30, 2006, taking into consideration risk and probability of occurrence, in accordance with the instructions of Ibracon and CVM, proved to be sufficient to meet any contingencies.

EFFICIENCY RATIO (1)

The efficiency ratio of the third quarter of 2006 was modified as a result of the inclusion of BKB. The 250 basis points improvement shows the drive for synergy and the development of the operations arising from the recent acquisitions.

EFFICIENCY RATIO

                              [CHART APPEARS HERE]

TAX EXPENSES FOR CPMF AND OTHER TAXES

The 30.5% increase in this quarter was due mainly to:

F. CPMF - effects of internal corporate reorganizations; payment of dividends and interest on own capital;

G. Other taxes - There was also, growth in the expense for IPVA (excise tax on vehicles) in vehicle leasing transactions, which was not paid by the lessees, and claimed by the government bodies.

SELF SERVICE / ELECTRONIC BANKING (*) (% OF TRANSACTIONS)

                              [CHART APPEARS HERE]

(*) Electronic Banking is the set of transactions that are possible to carried out via electronic self-service channels .

VOLUME OF SELF-SERVICE TRANSACTIONS

                                                           (Quantity in million)

------------------------------------------------------------------------------------------------------------------------
                           ATM                               CONTACT CENTERS
                                                                                                 PURCHASES
                                            AUTOMATED    INTERACTIVE   CUSTOMER      HOME &        USING
                    USUAL       WARNING     PROGRAMMED      VOICE       SERVICE      OFFICE        DEBIT
PERIOD           TRANSACTION      (*)         DEBIT       RESPONSE       AGENT       BANKING       CARD         TOTAL
------------------------------------------------------------------------------------------------------------------------
2002                     946          192          284           179           52          344           89        2,086
------------------------------------------------------------------------------------------------------------------------
2003                   1,033          586          302           188           53          440          121        2,723
------------------------------------------------------------------------------------------------------------------------
2004                   1,074          692          322           170           48          525          158        2,987
------------------------------------------------------------------------------------------------------------------------
2005                   1,108          656          375           173           67          646          203        3,228
------------------------------------------------------------------------------------------------------------------------
  1Q./05                 277          156           88            43           16          149           45          773
  2Q./05                 272          158           92            43           17          157           46          784
  3Q./05                 274          167           96            42           17          168           51          815
  4Q./05                 285          175           99            46           17          172           61          855
------------------------------------------------------------------------------------------------------------------------
2006                   1,141          602          394           167           57          744          239        3,343
------------------------------------------------------------------------------------------------------------------------
  1Q./06                 284          156           99            43           16          178           56          831
  2Q./06                 274          147           99            42           14          178           56          811
  3Q./06                 290          148           97            40           14          190           59          838
  4Q./06                 294          151           99            41           14          198           68          864
------------------------------------------------------------------------------------------------------------------------

(*)  Transaction through warning screen on ATM.

                Non-Interest Expenses (Personnel Expenses + Other Administrative
                     Expenses + Other Operating Expenses + Tax Expenses for
(1) Efficiency                         CPMF and Others)
    Ratio =     ----------------------------------------------------------------
                (Managerial Financial Margin + Banking Service Fees + Operating
                 Result of Insurance, Capitalization and Pension Plans + Other
                      Operating Income + Tax Expenses for PIS/COFINS/ISS)

18   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

The number of customers that accessed Internet Banking was practically the same in each one of the quarters of this year.

INTERNET BANKING CUSTOMERS

                              [CHART APPEARS HERE]

Already taking into consideration the service network incorporated from BKB, both in September and December 2006, the number of points of service grew 1.7%, considering ATMs, Branches and Customer Service Branches .

NETWORK HISTORY (*)

                              [CHART APPEARS HERE]

(*) Includes Banco Itau Buen Ayre and Banco Itau BBA. Does not include Taii. As from Sep/06, the figures for ItauBank (ex BKB) are considered.

TAX EXPENSES FOR ISS, PIS AND COFINS

The tax expenses for ISS, PIS and Cofins totaled R$521 million, an increase of 18.9% in relation to the previous quarter.

This growth was derived from the tax on the receipt of interest on own capital.

INCOME TAX AND SOCIAL CONTRIBUTION

The net expense with income tax and social contribution on net income amounted to R$504 million in the fourth quarter of 2006, and R$172 million in the previous quarter. The main reason for this increase relates to the recognition of an income tax credit in the third quarter of 2006, related to goodwill already amortized in previous periods. This accounting is in line with accounting principles and is explained by the existence of clear evidence that this credit will be used for tax purposes, since the businesses acquired will be incorporated into similar ones already existing in the conglomerate (the incorporation of businesses is one of the situations defined by the tax legislation as allowing the tax deduction of the amortization of goodwill). We stress that the goodwill amortized in the current quarter referring to foreign investments does not make it possible to set up an income tax credit, seeing that there is no expectation for using the corresponding credits in a near future.

                                                                      R$ Million

---------------------------------------------------------------------------------------
                                                     4TH Q/06    3RD Q/06    VARIATION
---------------------------------------------------------------------------------------
Result before Income Tax (IR) and Social
 Contribution (CSLL)                                    2,580       2,351           151
---------------------------------------------------------------------------------------
(+) Result from non-recurring events
 (see page 5)                                            (118)       (407)          289
---------------------------------------------------------------------------------------
(=) Recurring Resul before IR and CSLL                  2,462       1,944           439
---------------------------------------------------------------------------------------
Income Tax And Social Contribution at
 the rates of 25% and 9% respectively (A)                (837)       (661)         (149)
---------------------------------------------------------------------------------------
(Inclusions) Exclusions and Other (B)                     229         426          (196)
  Exchange Variation on Investments Abroad                (33)         10           (43)
  Interest on Own Capital                                 246         156            89
  Constitution of Tax Credit on Goodwill                  (22)        258          (280)
  Other                                                    39           1            38
---------------------------------------------------------------------------------------
Sub Total (C) = (A) + (B)                                (607)       (235)         (372)
---------------------------------------------------------------------------------------
  Exclusion of Exchange Variation on
   Investments Abroad (D)                                   1          (0)            1
  Exclusion of Tax Effects of Hedge on
   Investments Abroad (E)                                 102          64            37
---------------------------------------------------------------------------------------
Income Tax and Social Contribution
 (C)+(D)+(E)                                             (504)       (172)         (332)
---------------------------------------------------------------------------------------

The ratio of tax credits to stockholders' equity amounted to 31.2% in the fourth quarter of 2006 and 35.2% in the previous quarter.

DEFERRED TAX ASSETS VS. STOCKHOLDERS' EQUITY (*) (%)

                              [CHART APPEARS HERE]

(*)  Includes BKB.

19   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                             [GRAPHIC APPEARS HERE]

     [LOGO OF BANCO ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

     PRO FORMA FINANCIAL STATEMENTS

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

ALLOCATED CAPITAL

The pro forma financial information was adjusted to reflect the impact from allocation of capital based on a proprietary model which takes into account credit, market and operational risks, as well as the regulatory model and the amount of fixed assets.

This has allowed us to calculate the Risk-Adjusted Return On Capital (Raroc), which is a performance metric consistently adjusted to capital requirements in order to support the risk from asset and liability positions assumed.

The adjustments made in the Balance Sheet and the Income Statement were based on managerial information provided by the individual business units.

The Corporation column shows the results related to the excess of capital and subordinated debt, as well as the equity accounting result of the companies that are not associated with the segments. Additionally, profit from Minority Interest in Subsidiaries and the Extraordinary Result were booked in the Corporation column.

The tax effects of the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted so as to replace the stockholders' equity per books for funding at market prices. Then, the financial statements were adjusted to include revenues associated with allocated capital. Finally, the cost of subordinated debt and related remuneration at market prices was allocated to the segments on a pro rata basis, in accordance with Tier I allocated capital.

A schedule showing the changes made in the financial statements to reflect the impacts of capital allocation is presented below.

                     ADJUSTMENTS TO THE FINANCIAL STATEMENTS

    Return on                                                                      Return on
  Stockholders'                                                                 Allocated Tier I
     Equity                                                                         Capital
                           Adjustment in the       The financial statements
                        Financial Statements to    were adjusted to include
                         replace the net book      allocated capital (Tier I
                        value of Stockholders'          and II) based on           Pro Forma
     Net Income         Equity and Subordinated     proprietary models, as         Net Income
--------------------     Debt with funding at      well as their respective     ----------------
Stockholders' Equity         market prices            revenues (CDI) and        Allocated Tier I
                                                      expenses (cost of             Capital
                                                      subordinated debt).

21   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

The pro forma financial statements of Itaubanco, Itau BBA and Itaucred presented below are based on managerial information provided by proprietary models, to more accurately reflect the activities of the business units.

ON DECEMBER 31, 2006

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------------
                                                                               BANCO ITAU HOLDING
                                                   ----------------------------------------------------------------------------
                     ASSETS                          ITAUBANCO        ITAU BBA        ITAUCRED      CORPORATION          ITAU
-------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                            156,535          61,739          25,709           4,475         205,106
Cash and Cash Equivalents                                 3,301              90               -             114           3,391
Short-term Interbank Deposits                            49,472          21,182               -             637          31,409
  Short-term Interbank Deposits - Intercompany           24,295          16,033               -               -               -
  Other                                                  25,177           5,149               -             637          31,409
Securities                                               29,160          16,665               -           2,509          46,236
Interbank and Interbranch Accounts                       15,572              30               -               0          15,577
Loans                                                    35,985          21,334          26,829               -          84,148
(Allowance for Loan Losses)                              (5,352)           (363)         (1,863)              -          (7,431)
Other Assets                                             28,398           2,800             742           1,215          31,775
    Foreign Exchange Portfolio                           11,846           1,776               -               -          12,872
    Others                                               16,551           1,023             742           1,215          18,903
Permanent Assets                                          2,643             130             134           1,778           4,585
-------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                            159,178          61,869          25,844           6,253         209,691
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                               BANCO ITAU HOLDING
                                                   ----------------------------------------------------------------------------
                 LIABILITIES                         ITAUBANCO        ITAU BBA        ITAUCRED      CORPORATION          ITAU
-------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                       146,875          56,093          23,064           2,172         184,751
Deposits                                                 61,438          30,948               9               -          61,173
  Deposits - Intercompany                                 7,567          24,295               -               -               -
  Other                                                  53,872           6,653               9               -          61,173
Securities Repurchase Agreements                         18,210          10,604          19,407               -          39,345
  Securities Repurchase Agreements - Intercompany         8,467             985               -               -               -
  Other                                                   9,744           9,619          19,407               -          39,345
Funds from Acceptances and Issue of Securities            7,643             483               -               -           7,541
Interbank and Interbranch Accounts                        1,495             704               0               -           2,175
Borrowings                                                3,855           6,512             150               -          10,517
Derivative Financial Instruments                          1,387           2,216               -              54           2,246
Other Liabilities                                        33,809           4,626           3,498           2,118          42,717
    Foreign Exchange Portfolio                           12,022           1,853               -               -          13,124
    Others                                               21,788           2,773           3,498           2,118          29,594
Technical Provisions of Insurance,
 Capitalization and Pension Plans                        19,036               -               -               -          19,036
Deferred Income                                              60              22               -               -              81
Minority Interest in Subsidiaries                             0               -               -           1,295           1,295
Allocated Capital Tier I                                 12,244           5,754           2,780           2,787          23,564
-------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                       159,178          61,869          25,844           6,253         209,691
-------------------------------------------------------------------------------------------------------------------------------

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

PRO FORMA FINANCIAL STATEMENT BY SEGMENT
                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------------------------
                                                                                      BANCO ITAU HOLDING
                                                          ----------------------------------------------------------------------
                     4TH QUARTER/06                        ITAUBANCO      ITAU BBA       ITAUCRED      CORPORATION       ITAU
--------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                    3,190            536            942             79          4,747
o Banking Operations                                           2,837            333            942             79          4,191
o Treasury                                                       263            166              -              -            429
o Management of Foreign Exchange Risk from
  Investments Abroad - net of tax effects                         90             37              -              -            127

Result from Loan Losses                                         (954)           (30)          (463)           (28)        (1,475)
  Provision for Loan and Lease Losses                         (1,189)           (65)          (533)            11         (1,778)
  Recovery of Credits Written Off as Losses                      235             35             71            (38)           303

Net Result from Financial Operations                           2,236            506            479             51          3,273

Other Operating Income/(Expenses)                               (556)          (103)          (208)           (99)          (965)
  Banking Service Fees                                         1,913            145            385             (3)         2,456
  Operating Result of Insurance, Capitalization
   and Pension Plans                                             314              0              0              -            313
  Non-Interest Expenses                                       (2,533)          (215)          (531)           (82)        (3,371)
  Tax Expenses for ISS, PIS and Cofins                          (352)           (28)           (74)           (67)          (521)
  Equity in the Earnings of Associated Companies                   0             (0)             -             48             47
  Other Operating Income                                         102             (4)            11              4            110

Operating Income                                               1,679            403            271            (48)         2,307

Non-Operating Income                                              28              0             (0)             3             28

Income Before Tax and Profit Sharing                           1,707            404            271            (45)         2,335
Income Tax and Social Contribution                              (460)           (64)           (64)            84           (504)
Profit Sharing                                                  (163)           (43)            (4)            (2)          (211)
Minority Interests                                                (0)             -              -              7              7

  Net Income                                                   1,084            297            202             45          1,628
--------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Tier I Allocated Capital            36.3%          21.3%          31.7%           5.5%          28.8%
--------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                49.0%          33.2%          42.0%         600.1%          47.4%
--------------------------------------------------------------------------------------------------------------------------------

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses. The Itaucred segment includes 100% of FAI - Financeira Americanas Itau.

22   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

ON SEPTEMBER 30, 2006
                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------------
                                                                                   BANCO ITAU HOLDING
                                                   ----------------------------------------------------------------------------
                    ASSETS                           ITAUBANCO       ITAU BBA        ITAUCRED       CORPORATION         ITAU
-------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                            155,618          53,674          22,487           4,622         203,484
Cash and Cash Equivalents                                 3,414             141               -             115           3,555
Short-term Interbank Deposits                            43,639          15,435               -             122          29,637
  Short-term Interbank Deposits - Intercompany           17,583          11,460               -               -               -
  Other                                                  26,056           3,975               -             122          29,637
Securities                                               30,012          12,023               -           2,917          42,648
Interbank and Interbranch Accounts                       15,189              36               -               0          15,195
Loans                                                    35,067          21,476          23,637               -          80,179
(Allowance for Loan Losses)                              (5,028)           (271)         (1,754)              -          (7,052)
Other Assets                                             33,325           4,833             604           1,468          39,323
    Foreign Exchange Portfolio                           18,911           3,676               -               -          21,771
    Others                                               14,415           1,158             604           1,468          17,552
Permanent Assets                                          2,471             129             126             724           3,450
-------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                            158,090          53,803          22,613           5,346         206,935
-------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                  BANCO ITAU HOLDING
                                                          ------------------------------------------------------------------
                LIABILITIES                               ITAUBANCO      ITAU BBA      ITAUCRED     CORPORATION      ITAU
----------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                            146,409        48,381        20,296         1,729       183,898
Deposits                                                      54,968        24,849            59             -        55,425
  Deposits - Intercompany                                      6,746        17,583             -             -             -
  Other                                                       48,222         7,266            59             -        55,425
Securities Repurchase Agreements                              15,637         7,562        17,203             -        35,076
  Securities Repurchase Agreements - Intercompany              4,714           581             -             -             -
  Other                                                       10,923         6,981        17,203             -        35,076
Funds from Acceptances and Issue of Securities                 7,661           472             -             -         7,568
Interbank and Interbranch Accounts                             4,419           634             0             -         5,023
Borrowings                                                     5,410         6,076           112             -        11,598
Derivative Financial Instruments                               1,684         2,020             -            45         2,361
Other Liabilities                                             39,097         6,767         2,922         1,683        49,314
    Foreign Exchange Portfolio                                19,041         3,716             -             -        21,941
    Others                                                    20,056         3,051         2,922         1,683        27,373
Technical Provisions of Insurance, Capitalization and
 Pension Plans                                                17,534             -             -             -        17,534
Deferred Income                                                   63            16             -             0            79
Minority Interest in Subsidiaries                                  0             -             -         1,265         1,265
Allocated Capital Tier I                                      11,617         5,407         2,317         2,352        21,693
----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                            158,090        53,803        22,613         5,346       206,935
----------------------------------------------------------------------------------------------------------------------------

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

PRO FORMA FINANCIAL STATEMENT BY SEGMENT

                                                                      R$ MILLION

---------------------------------------------------------------------------------------------------------------------------------
                                                                                   BANCO ITAU HOLDING
                                                           ----------------------------------------------------------------------
                 3RD QUARTER/06                            ITAUBANCO       ITAU BBA       ITAUCRED      CORPORATION       ITAU
---------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                     2,765            531            903              130        4,328
o Banking Operations                                            2,696            315            903              130        4,043
o Treasury                                                        (29)           178              -                -          149
o Management of Foreign Exchange Risk from
  Investments Abroad - net of tax effects                          98             38              -                -          137

Result from Loan Losses                                        (1,065)            49           (351)              17       (1,350)
  Provision for Loan and Lease Losses                          (1,268)            48           (408)              18       (1,611)
  Recovery of Credits Written Off as Losses                       202              1             58               (0)         261

Net Result from Financial Operations                            1,700            579            552              147        2,978

Other Operating Income/(Expenses)                                (538)           (97)          (290)            (108)      (1,032)
  Banking Service Fees                                          1,837            131            336               (2)       2,286
  Operating Result of Insurance, Capitalization
   and Pension Plans                                              296              0             (0)               -          296
  Non-Interest Expenses                                        (2,427)          (213)          (559)               7       (3,246)
  Tax Expenses for ISS, PIS and Cofins                           (312)           (29)           (88)              (9)        (438)
  Equity in the Earnings of Associated Companies                    -              -              -               38           38
  Other Operating Income                                           68             14             22             (141)          32

Operating Income                                                1,162            483            262               39        1,946

Non-Operating Income                                               12             (1)             0                3           14

Income Before Tax and Profit Sharing                            1,174            482            262               42        1,960
Income Tax and Social Contribution                               (239)          (114)           (72)             253         (172)
Profit Sharing                                                   (143)           (31)            (5)              (1)        (180)
Minority Interests                                                  -              -              -              (17)         (17)

  Net Income                                                      793            337            185              277        1,592
---------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Tier I Allocated Capital             29.1%          28.0%          33.8%            64.1%        32.5%
---------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                 52.1%          32.9%          47.7%            29.7%        49.9%
---------------------------------------------------------------------------------------------------------------------------------

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses. The Itaucred segment includes 100% of FAI - Financeira Americanas Itau.

23   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

We present below the pro forma financial statements of sub-segments Banking, Credit Cards - Account Holders, Insurance, Private Pension and Capitalization, as well as Investment Funds and Managed Portfolio of Itaubanco, adjusted to reflect the impacts of the allocation of capital to each one of these subsegments.

ON DECEMBER 31, 2006

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------
                                                                        ITAUBANCO
                                         ------------------------------------------------------------------------
                                                                                  INSURANCE,
                                                                                CAPITALIZATION
                                                            CREDIT CARDS -       AND PENSION
               ASSETS                    BRANCH BANKING     ACCOUNT HOLDERS         PLANS          CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                     128,354              6,329             21,853            156,535
Cash and Cash Equivalents                          3,102                154                 45              3,301
Short-term Interbank Deposits                     49,377                 95                  -             49,472
Securities                                         8,748                616             19,795             29,160
Interbank and Interbranch Accounts                15,557                 15                  -             15,572
Loans                                             31,031              4,954                  -             35,985
(Allowance for Loan Losses)                       (4,864)              (488)                 -             (5,352)
Other Assets                                      25,401                983              2,013             28,398
Permanent Assets                                   2,379                 64                199              2,643
-----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                     130,733              6,393             22,052            159,178
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                                        ITAUBANCO
                                         ------------------------------------------------------------------------
                                                                                  INSURANCE,
                                                                                CAPITALIZATION
                                                            CREDIT CARDS -       AND PENSION
            LIABILITIES                   BRANCH BANKING    ACCOUNT HOLDERS         PLANS          CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                121,205              5,355             20,315            146,875
Deposits                                          61,438                  -                  -             61,438
Securities Repurchase Agreements                  18,210                  -                  -             18,210
Funds from Acceptances and Issue
 of Securities                                     7,643                  -                  -              7,643
Interbank and Interbranch Accounts                 1,495                  -                  -              1,495
Borrowings                                         3,736                119                  -              3,855
Derivative Financial Instruments                   1,387                  -                  -              1,387
Other Liabilities                                 27,295              5,236              1,279             33,809
Technical Provisions of Insurance,
 Capitalization and
 Pension Plans                                         -                  -             19,036             19,036
Deferred Income                                       49                 10                  -                 60
Minority Interest in Subsidiaries                      0                  -                  -                  0
Allocated Capital Tier I                           9,479              1,028              1,737             12,244
-----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                130,733              6,393             22,052            159,178
-----------------------------------------------------------------------------------------------------------------

PRO FORMA FINANCIAL STATEMENT BY SUBSEGMENT
                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------------------
                                                                                  ITAUBANCO
                                               -------------------------------------------------------------------------------
                                                                                                  PORTFOLIO
                                                                                INSURANCE,          UNDER
                                                            CREDIT CARDS -    CAPITALIZATION      MANAGEMENT
                                                BRANCH         ACCOUNT          AND PENSION       AND MUTUAL
         4TH QUARTER/06                         BANKING        HOLDERS             PLANS            FUNDS        CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                        2,688               305               197                -            3,190
o Banking Operations                               2,335               305               197                -            2,837
o Treasury                                           263                 -                 -                -              263
o Management of Foreign Exchange Risk from
  Investments Abroad - net of tax effects             90                 -                 -                -               90

Result from Loan Losses                             (849)             (105)                -                -             (954)
  Provision for Loan and Lease Losses             (1,057)             (133)                -                -           (1,189)
  Recovery of Credits Written Off as Losses          207                28                 -                -              235

Net Result from Financial Operations               1,839               200               197                -            2,236

Other Operating Income/(Expenses)                   (874)               43               136              138             (556)
  Banking Service Fees                               952               393                62              506            1,913
  Transfer to Banking                                163                 -                 -             (163)               -
  Operating Result of Insurance,
   Capitalization and Pension Plans                   52                 -               261                -              314
  Non-Interest Expenses                           (1,841)             (330)             (186)            (177)          (2,533)
  Tax Expenses for ISS, PIS and Cofins              (251)              (44)              (30)             (28)            (352)
  Other Operating Income                              51                23                28                -              102

Operating Income                                     965               243               333              138            1,679

Non-Operating Income                                  23                 0                 5                -               28

Income Before Tax and Profit Sharing                 988               243               338              138            1,707
Income Tax and Social Contribution                  (231)              (76)              (88)             (65)            (460)
Profit Sharing                                      (111)              (14)               (4)             (34)            (163)

Net Income                                           646               153               246               39            1,084
------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Tier I Allocated
 Capital                                            27.7%             65.7%             58.6%                             36.3%
------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                    50.4%             48.7%             35.8%                             49.0%
------------------------------------------------------------------------------------------------------------------------------

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

24   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

ON SEPTEMBER 30, 2006

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------
                                                                    ITAUBANCO
                                     ------------------------------------------------------------------------
                                                                              INSURANCE,
                                                                           CAPITALIZATION
                                                        CREDIT CARDS -           AND
           ASSETS                    BRANCH BANKING     ACCOUNT HOLDERS     PENSION PLANS      CONSOLIDATED
-------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                 130,091              5,312             20,215            155,618
Cash and Cash Equivalents                      3,326                 56                 32              3,414
Short-term Interbank Deposits                 43,605                 33                  -             43,639
Securities                                    11,127                780             18,104             30,012
Interbank and Interbranch Accounts            15,189                  -                  -             15,189
Loans                                         31,074              3,993                  -             35,067
(Allowance for Loan Losses)                   (4,569)              (459)                 -             (5,028)
Other Assets                                  30,338                908              2,079             33,325
Permanent Assets                               2,204                 66                201              2,471
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                 132,295              5,378             20,417            158,090
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                    ITAUBANCO
                                     ------------------------------------------------------------------------
                                                                              INSURANCE,
                                                                           CAPITALIZATION
                                                        CREDIT CARDS -           AND
            LIABILITIES              BRANCH BANKING     ACCOUNT HOLDERS     PENSION PLANS      CONSOLIDATED
-------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities            123,075              4,544             18,790            146,409
Deposits                                      54,968                  -                  -             54,968
Securities Repurchase Agreements              15,637                  -                  -             15,637
Funds from Acceptances and Issue of
 Securities                                    7,661                  -                  -              7,661
Interbank and Interbranch Accounts             4,419                  -                  -              4,419
Borrowings                                     5,297                113                  -              5,410
Derivative Financial Instruments               1,684                  -                  -              1,684
Other Liabilities                             33,409              4,431              1,257             39,097
Technical Provisions of Insurance,
 Capitalization and Pension Plans                  -                  -             17,534             17,534
Deferred Income                                   58                  5                  0                 63
Minority Interest in Subsidiaries                  0                  -                  -                  0
Allocated Capital Tier I                       9,162                829              1,626             11,617
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                            132,295              5,378             20,417            158,090
-------------------------------------------------------------------------------------------------------------

PRO FORMA FINANCIAL STATEMENT BY SUBSEGMENT

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------
                                                                                  ITAUBANCO
-----------------------------------------------------------------------------------------------------------------------------
                                                                                INSURANCE,        PORTFOLIO
                                                            CREDIT CARDS -    CAPITALIZATION        UNDER
                                                BRANCH         ACCOUNT         AND PENSION      MANAGEMENT AND
              3RD QUARTER/06                    BANKING        HOLDERS            PLANS          MUTUAL FUNDS    CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                        2,269               296               201                 -          2,765
o Banking Operations                               2,199               296               201                 -          2,696
o Treasury                                           (29)                -                 -                 -            (29)
o Management of Foreign Exchange Risk from
  Investments Abroad - net of tax effects             98                 -                 -                 -             98

Result from Loan Losses                             (950)             (115)                -                 -         (1,065)
  Provision for Loan and Lease Losses             (1,134)             (133)                -                 -         (1,268)
  Recovery of Credits Written Off as Losses          184                18                 -                 -            202

Net Result from Financial Operations               1,319               181               201                 -          1,700

Other Operating Income/(Expenses)                   (785)               17               107               122           (538)
  Banking Service Fees                               849               358                61               569          1,837
  Transfer to Banking                                255                 -                 -              (255)             -
  Operating Result of Insurance,
   Capitalization and Pension Plans                   72                 -               223                 -            296
  Non-Interest Expenses                           (1,802)             (310)             (152)             (163)        (2,427)
  Tax Expenses for ISS, PIS and Cofins              (211)              (43)              (28)              (29)          (312)
  Other Operating Income                              52                12                 3                 -             68

Operating Income                                     534               197               308               122          1,162

Non-Operating Income                                 (36)               (0)               49                 -             12
Income Before Tax and Profit Sharing                 498               197               357               122          1,174
Income Tax and Social Contribution                   (18)              (68)             (100)              (52)          (239)
Profit Sharing                                      (104)              (11)               (4)              (23)          (143)

Net Income                                           376               118               253                46            793
-----------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Tier I
 Allocated Capital                                  17.7%             56.6%             65.9%                            29.1%
-----------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                    54.8%             49.8%             33.1%                            52.1%
-----------------------------------------------------------------------------------------------------------------------------

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

25   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - BRANCH BANKING

The income statement of Itaubanco's Branch Banking sub-segment is based on the pro forma financial statements of Banco Itau.

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------
                    ITAUBANCO - BRANCH BANKING                              4TH Q./06    3RD Q./06    VARIATION
---------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                                     2,688        2,269          419
  o Banking Operations                                                 A        2,335        2,199          136
  o Treasury                                                           B          263          (29)         292
  o Management of Foreign Exchange Risk from Investments
     Abroad - net of tax effects                                                   90           98           (8)

Result from Loan Losses                                                          (849)        (950)         101
  Provision for Loan and Lease Losses                                  C       (1,057)      (1,134)          78
  Recovery of Credits Written Off as Losses                            D          207          184           23

Net Result from Financial Operations                                            1,839        1,319          520

Other Operating Income/(Expenses)                                                (874)        (785)         (89)
  Banking Service Fees                                                 E        1,115        1,104           11
  Operating Result of Insurance, Capitalization and Pension Plans                  52           72          (20)
  Non-Interest Expenses                                                F       (1,841)      (1,802)         (39)
  Tax Expenses for ISS, PIS and Cofins                                           (251)        (211)         (40)
  Other Operating Income                                                           51           52           (2)

Operating Income                                                                  965          534          431

  Non-Operating Income                                                             23          (36)          59

Income Before Tax and Profit Sharing                                              988          498          490
Income Tax and Social Contribution                                               (231)         (18)        (213)
Profit Sharing                                                                   (111)        (104)          (6)

  Net Income                                                                      646          376          270
---------------------------------------------------------------------------------------------------------------

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.
      We changed the internal transfer prices between Itaubanco Banking and Itaucred Vehicles to better reflect the commercial practices of the segments.

The Branch Banking sub-segment recorded net income of R$646 million in the fourth quarter of 2006, or a 71.9% increase compared to the prior quarter. The key drivers of this result include:

A. Positive impact of the expansion of credit portfolio, simultaneously with a change in the mix of customers and products.

B. Improved results from fixed-rate positions in Brazil and gains on derivative instruments abroad.

C. Reductions arising from the adoption of credit policies which favor transactions with those customers with better risk profile.

D. Enhanced collection efforts, which increased the recovery of transactions previously written-off as losses.

E. Changes in this line are discussed in Analysis of Consolidated Results -Revenues from Banking Service Fees.

F. Changes in this line are discussed in Analysis of Consolidated Results - Non-Interest Expenses.

G. Tax expenses for ISS, PIS and Cofins were impacted by the growth from the prior period in operational activities object to these taxes.

26   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - CREDIT CARDS - ACCOUNT HOLDERS

The pro forma financial statements below were prepared based on Itau internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

                                                                      R$ Million

----------------------------------------------------------------------------------------
    ITAUBANCO - CREDIT CARDS - ACCOUNT HOLDERS       4TH Q./06    3RD Q./06    VARIATION
----------------------------------------------------------------------------------------
Managerial Financial Margin                                305          296            9
Result from Loan Losses                                   (105)        (115)          10
  Provision for Loan Losses                               (133)        (133)           0
  Recovery of Credits Written Off as Losses                 28           18           10
Net Result from Financial Operations                       200          181           20
Other Operating Income/Expenses                             43           17           26
  Banking Service Fees                                     393          358           34
  Non-Interest Expenses                                   (330)        (310)         (19)
  Tax Expenses for ISS, PIS and Cofins                     (44)         (43)          (0)
  Other Operating Income                                    23           12           11
Operating Income                                           243          197           46
  Non-Operating Income                                       0           (0)           0
Income Before Tax and Profit Sharing                       243          197           46
Income Tax and Social Contribution                         (76)         (68)          (8)
Profit Sharing                                             (14)         (11)          (3)
Net Income                                                 153          118           35
----------------------------------------------------------------------------------------

The net income generated by the subsegment of credit cards of current account holders was R$153 million in the fourth quarter of 2006, growing 29.4% in relation to the previous quarter mainly due to service fees.

Taking advantage of the greater liquidity in the last few months of the year, there was an additional effort in collection that had a positive impact on the recovery of credits written off as losses.

The higher service fee revenue is mainly due to the higher interchange revenue, arising from the larger volume of transactions.

The larger volume of transactions, characteristic of the last quarter of the year, also impacted non-interest expenses, mainly by generating higher processing expenses, reward programs and claims.

In December 2006, with current account holders' cards, we had a level of active accounts (accounts for which invoices were issued) of 82.2%, in which 80.7% carried out transactions in the last month, charging an average of R$1,486.92 per account, in the quarter.

QUANTITY OF CREDIT CARDS

                              [CHART APPEARS HERE]

The volume of transactions in the period totaled R$6,409 million, growing 14.6% in relation to the previous quarter.

VOLUME OF TRANSACTIONS

                              [CHART APPEARS HERE]

MARKET-SHARE - VOLUME OF TRANSACTIONS (*)

                              [CHART APPEARS HERE]

(*) The market share of the volume of transactions was computed based on total market figures provided by Associacao Brasileira das Empresas de Cartoes de Credito e Servicos - Abecs (Brazilian Association of Credit Card and Service Companies).

27   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

The pro forma financial statements below were prepared based on Itau internal management information and are intended to identify the performance of the insurance-related businesses.

ON DECEMBER 31, 2006

                                                                      R$ Million

---------------------------------------------------------------------------------------------------
                                                         LIFE AND
                ASSETS                    INSURANCE   PENSION PLANS   CAPITALIZATION   CONSOLIDATED
---------------------------------------------------------------------------------------------------
Current and Long-Term Assets                  2,868          17,750            1,252         21,853
  Cash and Cash Equivalents                      30              12                4             45
  Securities                                  1,165          17,407            1,225         19,795
  Other Assets                                1,673             332               23          2,013
Permanent Assets                                153               5               49            199
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                                  3,020          17,755            1,301         22,052
---------------------------------------------------------------------------------------------------

                                                                      R$ Million

---------------------------------------------------------------------------------------------------
                                                         LIFE AND
              LIABILITIES                 INSURANCE   PENSION PLANS   CAPITALIZATION   CONSOLIDATED
---------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities             2,450          16,686            1,203         20,315
  Technical Provisions - Insurance            1,435             339                -          1,774
  Technical Provisions - Pension Plans            1          16,134                -         16,135
  Technical Provisions - Capitalization           -               -            1,135          1,127
  Other Liabilities                           1,014             213               69          1,279
Allocated Capital Tier I                        570           1,069               98          1,737
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                             3,020          17,755            1,301         22,052
---------------------------------------------------------------------------------------------------

STATEMENT OF INCOME OF THE SEGMENT

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------------
                                                                                 LIFE AND
                       4TH QUARTER/06                           INSURANCE     PENSION PLANS     CAPITALIZATION     CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------------------
Revenues from Insurance, Pension Plans and Capitalization             551             1,527                216            2,290
  Revenues from Insurance (a)                                         551               128                  -              679
  Revenues from Pension Plans (b)                                       -             1,399                  -            1,399
  Revenues from Capitalization (c)                                      -                 -                216              211
Changes in Technical Reserves                                         (43)             (981)              (158)          (1,179)
  Insurance (d)                                                       (43)              (12)                 -              (55)
  Pension Plans (e)                                                     -              (969)                 -             (969)
  Capitalization (f)                                                    -                 -               (158)            (155)
Pension Plan Benefits and Withdrawals (g)                               -              (413)                 -             (413)
Earned Premiums (h=a+d)                                               508               116                  -              624
Result of Pension Plans and Capitalization (i=b+c+e+f+g)                -                17                 58               73
Retained Claims (j)                                                  (275)              (29)                 -             (304)
Selling Expenses (k)                                                 (119)              (14)                 0             (133)
Other Operating Income/(Expenses) of Insurance Operations (l)           3                (2)                (1)               1
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)         116                88                 57              261
Financial Margin                                                       78                63                 55              197
Service Fees                                                            -                62                  -               62
Non-Interest Expenses                                                 (95)              (50)               (36)            (186)
Tax Expenses for ISS, PIS and Cofins                                  (17)               (9)                (4)             (30)
Other Operating Income                                                 28                 0                  0               28
Operating Income                                                      110               155                 72              333
Non-Operating Income                                                    3                 0                  2                5
Income Before Income Tax and Social Contribution                      113               156                 74              338
Income Tax/Social Contribution                                        (29)              (36)               (24)             (88)
Profit Sharing                                                         (4)               (0)                 -               (4)
Net Income                                                             80               120                 50              246
-------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return over Tier I Allocated Capital                       58.2%             46.5%             193.9%            58.6%
-------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                     46.5%             24.3%              33.0%            35.8%
-------------------------------------------------------------------------------------------------------------------------------

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were eliminated at the consolidated level.
      The information on VGBL was classified together with the pension plan products.
      Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
      The insurance subsegment includes 100% of Itau XL.

28   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

ON SEPTEMBER 30, 2006

                                                                      R$ Million

---------------------------------------------------------------------------------------------------
                                                         LIFE AND
                ASSETS                    INSURANCE   PENSION PLANS   CAPITALIZATION   CONSOLIDATED
---------------------------------------------------------------------------------------------------
Current and Long-Term Assets                  2,867          16,239            1,236         20,215
  Cash and Cash Equivalents                      25               6                1             32
  Securities                                  1,188          15,805            1,174         18,104
  Other Assets                                1,655             429               60          2,079
Permanent Assets                                155               5               49            201
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                                  3,023          16,244            1,284         20,417
---------------------------------------------------------------------------------------------------

                                                                      R$ Million

---------------------------------------------------------------------------------------------------
                                                         LIFE AND
              LIABILITIES                 INSURANCE   PENSION PLANS   CAPITALIZATION   CONSOLIDATED
---------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities             2,493          15,256            1,176         18,790
  Technical Provisions - Insurance            1,383             325                -          1,709
  Technical Provisions - Pension Plans            1          14,740                -         14,741
  Technical Provisions - Capitalization           -               -            1,091          1,084
  Other Liabilities                           1,108             191               85          1,257
Allocated Capital Tier I                        530             988              109          1,626
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                             3,023          16,244            1,284         20,417
---------------------------------------------------------------------------------------------------

STATEMENT OF INCOME OF THE SEGMENT

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------------------
                                                                                 LIFE AND
                       3RD QUARTER/06                           INSURANCE     PENSION PLANS     CAPITALIZATION     CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------------------
Revenues from Insurance, Pension Plans and Capitalization             524             1,259                174            1,953
  Revenues from Insurance (a)                                         524               101                  -              624
  Revenues from Pension Plans (b)                                       -             1,159                  -            1,159
  Revenues from Capitalization (c)                                      -                 -                174              170
Changes in Technical Reserves                                         (13)             (672)              (125)            (808)
  Insurance (d)                                                       (13)                1                  -              (13)
  Pension Plans (e)                                                     -              (673)                 -             (673)
  Capitalization (f)                                                    -                 -               (125)            (122)
Pension Plan Benefits and Withdrawals (g)                               -              (463)                 -             (463)
Earned Premiums (h=a+d)                                               510               101                  -              612
Result of Pension Plans and Capitalization (i=b+c+e+f+g)                -                23                 49               70
Retained Claims (j)                                                  (285)              (27)                 -             (312)
Selling Expenses (k)                                                 (127)              (14)                (3)            (144)
Other Operating Income/(Expenses) of Insurance Operations (l)          (2)               (1)                (1)              (2)
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)          97                82                 45              223
Financial Margin                                                       67                58                 83              201
Service Fees                                                            -                61                  -               61
Non-Interest Expenses                                                 (75)              (39)               (37)            (152)
Tax Expenses for ISS, PIS and Cofins                                  (16)               (8)                (4)             (28)
Other Operating Income                                                  1                 2                  0                3
Operating Income                                                       74               156                 86              308
Non-Operating Income                                                   18                 1                  2               49
Income Before Income Tax and Social Contribution                       92               157                 88              357
Income Tax/Social Contribution                                        (25)              (40)               (28)            (100)
Profit Sharing                                                         (3)               (1)                 -               (4)
Net Income                                                             64               116                 60              253
-------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return over Tier I Allocated Capital                       49.6%             50.3%             243.7%            65.9%
-------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                     50.1%             19.8%              30.2%            33.1%
-------------------------------------------------------------------------------------------------------------------------------

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were eliminated at the consolidated level.
      The information on VGBL was classified together with the pension plan products.
      Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
      The insurance subsegment includes 100% of Itau XL.

29   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

INSURANCE

The pro forma net income of the insurance-related businesses grew 25.0%, to reach R$80 million in the quarter, arising from the better performance in operating costs and in the financial margin.

The revenue from earned premiums remained unchanged from the third quarter of 2006, while the charts below shows the participation of each line of insurance:

BREAKDOWN OF EARNED PREMIUMS

                              [CHART APPEARS HERE]

The higher share of life insurance line is due to the campaigns carried out, driving a 10% increase in the quantity of policies.

The automobile insurance line remained unchanged, due to the review of the models for pricing and acceptance, in which the objective is growth with a sustained return.

The residential insurance line grew 2.6%, to a total of 579 thousand policies in the quarter.

NUMBER OF POLICIES  - MASS MARKET PRODUCTS

                              [CHART APPEARS HERE]

COMBINED RATIO

The combined ratio, which indicates the efficiency of operating costs compared to the revenue from earned premiums, presented a reduction of 6.3 percentage points, caused by lower claim levels in the automobile line, by revenues from interest on own capital and dividends received from IRB (R$13 million) and reversal of taxes (R$11 million) in the quarter. As a counterpoint to these reductions, administrative expenses recorded growth as result of expenditure for marketing and implementation of new joint venture between Itau and XL Capital, which will be responsible the business of major commercial and industrial insurance risks in Brazil.

COMBINED RATIO

                              [CHART APPEARS HERE]

NB: In the calculation of the combined ratio, results from Protecao Cartao Credicard and Itaucard products (credit card insurance) were recorded net under Other Operating Income/Expenses.

The increase in the financial margin comes from the financial charges levied on taxes reversed in the period.

NB: The charts of Insurance do not include the Itauseg Saude companies and include the life line of insurance of Itau Vida e Previdencia S.A.

30   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INSURANCE, PENSION PLANS AND CAPITALIZATION

LIFE AND PENSION PLANS

The pro forma net income of private pension plan companies showed 3.4% growth in the quarter, to a total of R$120 million.

In spite of the 20.7% increase in revenues from pension plan contributions, there was a fall in operating profit, due to more technical provisions that were set up.

Life insurance premiums earned were R$116 million this quarter, increasing 14.8% from the previous quarter.

TECHNICAL PROVISIONS FOR PENSION PLANS

At December 31, 2006, technical provisions amounted to R$16,134 million, growing 9.5% in the quarter.

                              [CHART APPEARS HERE]

The chart below shows technical reserves by product and by guaranteed yield for participants.

TECHNICAL PROVISIONS FOR PRIVATE PENSION PLANS BY PRODUCT/GUARANTEE AT
12/31/2006

                                                                   R$ Million
-----------------------------------------------------------------------------
                         GUARANTEED YIELD
                  -----------------------------
                  EXCLUSIVE
   PRODUCT          FUNDS      IGP-M      TR       OTHER     TOTAL       %
-----------------------------------------------------------------------------
VGBL                 10,361         -         -         -    10,361      64.2%
PGBL                  3,963         -         -         -     3,963      24.6%
TRADITIONAL               -     1,681        94         -     1,775      11.0%
DEFINED BENEFIT           -         -        26         -        26       0.2%
ACCESSORIES               -         -         -         9         9       0.1%
TOTAL                14,325     1,681       120         9    16,134     100.0%
-----------------------------------------------------------------------------

It is to be observed that at December 31, 2006, the VGBL and PGBL products accounted for 88.8% of the technical provisions.

VGBL and PGBL products have their resources invested in exclusive funds during the accumulation phase and do not constitute a risk for the company, which merely passes on the yield achieved in the fund and is compensated for managing the resources.

CAPITALIZATION

The pro forma net income of the capitalization companies, after discounting the proceeds from the sale of variable income funds in the previous quarter (R$22 million, net of taxes), showed an increase of 33.8% in the quarter.

This quarter, the portfolio comprised 4.6 million active bonds, maintaining the third quarter performance, which gives the segment a high return. It accounted for R$1,127 million in technical provisions.

NUMBER OF CAPITALIZATION BONDS - PIC

                              [CHART APPEARS HERE]

31   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - INVESTMENT FUNDS AND MANAGED PORTFOLIO

The pro forma financial statements below were prepared based on internal management information and are intended to present the Fund Management-related business performance.

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------
ITAUBANCO - INVESTMENT FUNDS AND MANAGED PORTFOLIOS               4TH Q./06    3RD Q./06    VARIATION
-----------------------------------------------------------------------------------------------------
Banking Service Fees                                                    506          569          (63)
  Mutual Fund Management Fees (*)                                       408          487          (79)
  Brokerage Services                                                     73           61           12
  Custody Services and Managed Portfolios                                25           22            3
Transfer to Banking                                                    (163)        (255)          92
Non Interest Expenses                                                  (177)        (163)         (14)
Tax Expenses for ISS, PIS and Cofins                                    (28)         (29)           1
Income before Tax and Profit Sharing                                    138          122           16
Income Tax and Social Contribution                                      (65)         (52)         (12)
Profit Sharing                                                          (34)         (23)         (11)
Net Income                                                               39           46           (7)
-----------------------------------------------------------------------------------------------------

(*)   Does not include income from Pension Plans Fund Management.
Note: The Non-Interest Expenses are made up of personnel expenses, other administrative expenses, other operating expenses and tax expenses for CPMF and others.

The results returned by the investment fund and managed portfolio segment amounted to R$39 million in this last quarter of 2006, which represents a 15.9% reduction from the previous quarter.

The main change contributing to this result was the 16.1% fall in the revenue from investment fund management. This reduction was attributed to the closing of funds with automatic investments and to lower number of business days in this fourth quarter.

On the other hand, the revenue earned with brokerage services grew about 20.6% from the third quarter of 2006. This growth was due to securities placement operations for companies from various segments. Amongst these transactions, we highlight debenture issues, primary share offerings of Terna, Odontoprev and Profarma, and secondary offerings of Perdigao, Sao Carlos and Brascan.

The reduction in our market share is associated with the migration to savings deposits and the closing of the funds with automatic investment.

ITAU CORRETORA

In the fourth quarter of 2006, Itau Corretora, a company that is managed separately from the funds management business, handled on Bovespa R$15,740 million, an amount 42.5% higher than that recorded in the third quarter.

R$1,349 million was traded through Itau's Home Broker - www.itautrade.com.br. This volume exceeded by 28.4% the volume achieved in the previous quarter and by 31.0% the figure for the same period of 2005.

ASSETS UNDER MANAGEMENT

                              [CHART APPEARS HERE]

Market Share - Source: ANBID/Ranking Global - Consolidated Itau + BKB

In partnership with Itau BBA, Itau Corretora carried out debenture distribution operations for companies from the mining and communication segments, in a volume that added up to R$5,580 million, against a demand of R$13,890 million. Also in the quarter it coordinated five public stock offerings for companies from the food, pharmaceutical and other industries, with a total volume of R$3,010 million. In this same period, Itau Corretora handled a volume of US$3,250 million in fixed income securities abroad.

32   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAU BBA

The pro forma income statement of Itau BBA is presented below.

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------
                           ITAU BBA                                 4TH Q./06    3RD Q./06    VARIATION
-------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                               536          531            6
  o Banking Operations                                                    333          315           18
  o Treasury                                                              166          178          (12)
  o Management of Foreign Exchange Risk from Investments Abroad -
     net of tax effects                                                    37           38           (1)

Result from Loan Losses                                                   (30)          49          (79)
  Provision for Loan and Lease Losses                                     (65)          48         (113)
  Recovery of Credits Written Off as Losses                                35            1           34

Net Result from Financial Operations                                      506          579          (73)

Other Operating Income/(Expenses)                                        (103)         (97)          (6)
  Banking Service Fees                                                    145          131           14
  Non-Interest Expenses                                                  (215)        (213)          (2)
  Tax Expenses for ISS, PIS and Cofins                                    (28)         (29)           1
  Other Operating Income                                                   (4)          14          (19)

Operating Income                                                          403          483          (79)

Non-Operating Income                                                        0           (1)           1

Income before Tax and Profit Sharing                                      404          482          (78)
Income Tax and Social Contribution                                        (64)        (114)          50
Profit Sharing                                                            (43)         (31)         (12)

  Net Income                                                              297          337          (41)
-------------------------------------------------------------------------------------------------------

Note: The item Non-Interest Expenses is composed of Personnel Expenses, Other
      Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

During the fourth quarter of 2006, the financial margin totaled R$536 million, or a 1.1% increase from the prior quarter.

The financial margin on banking transactions amounted to R$333 million, increasing by 5.9% compared to the prior quarter, chiefly as a result of gains on structured, higher value-added credit transactions.

As to treasury transactions, the R$166 million financial margin achieved in the fourth quarter is attributable to strategies pursued by Itau BBA in the domestic and international markets, in particular (i) local and american fixed income positions, (ii) transactions involving exchange parities, mainly dollar, and
(iii) positions in Brazilian sovereign debt.

Noteworthy was the excellent quality of the credit portfolio, where 98% of loans were assigned "AA", "A" and "B" risk ratings, in accordance with the criteria of the Brazilian Central Bank Resolution 2.682.

The result from loan losses reached R$30 million in the fourth quarter, composed by an complement of provision for loan losses of R$65 million, due to risk ratings reassessments, and a recovery of credits previously written off as losses of R$35 million.

Banking service fees and non-interest expenses added up to R$145 million and R$215 million, respectively, in line with the previous quarter.

As a consequence of the items discussed above, the pro forma net income of Itau BBA amounted to R$297 million in the fourth quarter, declining by 12.0% from the prior quarter and corresponding to a 21.3% annualized return on average allocated capital (tier 1) in the quarter.

33   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

The pro forma financial statements of Itaucred are presented below, based on managerial information provided by proprietary models, in order to more accurately reflect the performance of the business units.

ON DECEMBER 31, 2006

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------
                                                                             ITAUCRED
                                                         --------------------------------------------------
                                                                     CREDIT CARDS -
                                                                       NON-ACCOUNT
                        ASSETS                           VEHICLES        HOLDERS         TAII      ITAUCRED
-----------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                               18,569             4,184       2,956      25,709
Credit Operations                                          19,316             4,285       3,228      26,829
(Allowance for Loan Losses)                                (1,200)             (243)       (421)     (1,863)
Other Assets                                                  453               142         148         742
Permanent Assets                                               51                 6          77         134
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                               18,621             4,191       3,032      25,844
-----------------------------------------------------------------------------------------------------------

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------
                                                                             ITAUCRED
                                                         --------------------------------------------------
                                                                     CREDIT CARDS -
                                                                       NON-ACCOUNT
                     LIABILITIES                         VEHICLES        HOLDERS         TAII      ITAUCRED
-----------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                          17,040             3,453       2,571      23,064
Deposits                                                        9                 -           -           9
Securities Repurchase Agreements                           16,459               717       2,231      19,407
Borrowings                                                    150                 -           0         150
Other Liabilities                                             423             2,735         339       3,498
Allocated Capital Tier I                                    1,580               738         462       2,780
  Allocated Capital Tier I of Itau                          1,580               738         339       2,657
  Allocated Capital Tier I of CBD and Lojas Americanas          -                 -         123         123
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                          18,621             4,191       3,032      25,844
-----------------------------------------------------------------------------------------------------------

STATEMENT OF INCOME

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------
                                                                     CREDIT CARDS -
                                                                       NON-ACCOUNT
                 4TH QUARTER/06                          VEHICLES        HOLDERS         TAII      ITAUCRED
-----------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                   443               326         173         942

Result from Loan Losses                                      (215)             (159)        (89)       (463)
  Provision for Loan and Lease Losses                        (248)             (177)       (109)       (533)
  Recovery of Credits Written Off as Losses                    33                18          20          71

Net Result from Financial Operations                          227               167          84         479

Other Operating Income/(Expenses)                              (7)              (71)       (132)       (209)
  Banking Service Fees                                        175               170          41         385
  Non-Interest Expenses                                      (148)             (221)       (162)       (531)
  Tax Expenses for ISS, PIS and Cofins                        (34)              (24)        (16)        (74)
  Other Operating Income                                        0                 4           7          11

Operating Income                                              221                96         (47)        270

  Non-Operating Income                                         (0)               (0)         (0)         (0)

Income Before Tax and Profit Sharing                          221                96         (47)        270
Income Tax and Social Contribution                            (60)              (25)         21         (64)
Profit Sharing                                                 (2)               (2)         (0)         (4)

  Net Income                                                  159                69         (26)        202

    Net Income of Itau                                        159                69          (9)        220
    Net Income of CBD and Lojas Americanas                      -                 -         (18)        (18)
-----------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Tier I Allocated Capital         44.8%             40.7%      -23.6%       31.6%
-----------------------------------------------------------------------------------------------------------
Efficiency Ratio                                             25.4%             46.3%       79.7%       42.0%
-----------------------------------------------------------------------------------------------------------

Note: Non-Interest Expenses comprises Personnel Expenses, Other Administrative
      Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
      The sub-segment Itaucred Taii includes 100% of FAI - Financeira Americanas Itau.
      We made the adequacy of the internal transfer price between Itaucred Vehicles and Itaubanco Banking in order to better reflect the commercial practices of the segments.

34   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

ON SEPTEMBER 30, 2006

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------
                                                                             ITAUCRED
                                                         --------------------------------------------------
                                                                     CREDIT CARDS -
                                                                       NON-ACCOUNT
                        ASSETS                           VEHICLES        HOLDERS         TAII      ITAUCRED
-----------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                               16,096             3,648       2,743      22,487
Credit Operations                                          16,874             3,741       3,022      23,637
(Allowance for Loan Losses)                                (1,143)             (220)       (391)     (1,754)
Other Assets                                                  364               127         112         604
Permanent Assets                                               55                 7          65         126
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                               16,151             3,654       2,808      22,613
-----------------------------------------------------------------------------------------------------------

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------
                                                                             ITAUCRED
                                                         --------------------------------------------------
                                                                     CREDIT CARDS -
                                                                       NON-ACCOUNT
                     LIABILITIES                         VEHICLES        HOLDERS         TAII      ITAUCRED
-----------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                          14,893             3,018       2,385      20,296
Deposits                                                        2                57           -          59
Securities Repurchase Agreements                           14,400               677       2,127      17,203
Borrowings                                                    112                 -           0         112
Other Liabilities                                             380             2,284         258       2,922
Allocated Capital Tier I                                    1,258               636         423       2,317
  Allocated Capital Tier I of Itau                          1,258               636         309       2,203
  Allocated Capital Tier I of CBD and Lojas Americanas          -                 -         114         114
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                          16,151             3,654       2,808      22,613
-----------------------------------------------------------------------------------------------------------

STATEMENT OF INCOME

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------
                                                                     CREDIT CARDS -
                                                                       NON-ACCOUNT
                    3RD QUARTER/06                       VEHICLES        HOLDERS         TAII      ITAUCRED
-----------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                   407               330         165         903

Result from Loan Losses                                      (151)             (103)        (97)       (351)
  Provision for Loan and Lease Losses                        (174)             (118)       (117)       (408)
  Recovery of Credits Written Off as Losses                    23                14          20          58

Net Result from Financial Operations                          256               227          69         552

Other Operating Income/(Expenses)                             (68)              (95)       (127)       (290)
  Banking Service Fees                                        143               158          35         336
  Non-Interest Expenses                                      (188)             (226)       (145)       (559)
  Tax Expenses for ISS, PIS and Cofins                        (39)              (31)        (18)        (88)
  Other Operating Income                                       17                 3           2          22

Operating Income                                              189               132         (58)        262

  Non-Operating Income                                         (0)                0          (0)          0

Income Before Tax and Profit Sharing                          189               132         (58)        262
Income Tax and Social Contribution                            (55)              (40)         23         (72)
Profit Sharing                                                 (2)               (3)         (0)         (5)

  Net Income                                                  132                89         (35)        185

    Net Income of Itau                                        132                89         (21)        199
    Net Income of CBD and Lojas Americanas                      -                 -         (14)        (14)
-----------------------------------------------------------------------------------------------------------
(RAROC) - Return on Average Tier I Allocated Capital         40.6%             75.1%      -34.0%       33.8%
-----------------------------------------------------------------------------------------------------------
Efficiency Ratio                                             35.7%             49.0%       78.9%       47.7%
-----------------------------------------------------------------------------------------------------------

Note: Non-Interest Expenses comprises Personnel Expenses, Other Administrative
      Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
      The sub-segment Itaucred Taii includes 100% of FAI - Financeira Americanas Itau.
      We made the adequacy of the internal transfer price between Itaucred Vehicles and Itaubanco Banking in order to better reflect the commercial practices of the segments, resulting in a decrease in net income from R$155 million to R$132 million.

35   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

VEHICLES

In the fourth quarter of 2006, the Vehicle subsegment of Itaucred grew by 20.4%, essentially due to the 14.4% increase in the volume of vehicle financing and leasing transactions. The expanded portfolio had a positive impact on both managerial financial margin and revenues from banking services, associated with the credit evaluation and approval process. On the other hand, this fact gave rise to higher expenses associated with credit risk assumption. Furthermore, the aging of non-performing loans also helped increase the allowance for doubtful debts expense. However, the revision of computations relating to provisions for civil contingencies, pursuant to Ibracon and CVM instructions, led to a reversal in the allowances in this sub-segment, thus contributing to reduce non-interest expenses.

In this quarter we made changes in the internal transfer price, in order to better reflect the commercial practices of the segment. To better comparability, the prior quarter was also adjusted (for further information, please see www.itauir.com, section Financial Information/Financial Statements).

CREDIT CARDS - NON CURRENT ACCOUNT HOLDERS

The net income of the Credit Cards - Non-Account Holders was R$69 million in the fourth quarter of 2006, down 21.7% from the prior quarter due to higher allowance for possible loan losses expense, on account of the increased amount of receivables (cash and installment sales), as well as the performance of overdue transactions.

The increased revenues from banking services is primarily due to the growth in interchange revenues arising from the higher volume of transactions.

TAII

Taii's loan portfolio maintained its growth path in the fourth quarter of 2006, totaling R$3,228 million, a 6.8% increase compared to the prior quarter. At the end of the period, Taii had 5.8 million customers. Such performance was driven by the following operations:

FINANCEIRA ITAU

Taii 's own store network continued to expand on a countrywide basis to reach 248 stores at year end in the States of Sao Paulo, Rio de Janeiro, Minas Gerais, Parana, Espirito Santo, Bahia, Pernambuco, Goias and Ceara. Also, Financeira Itau also launched new products - personal loan under overdraft facilities and borrower insurance. A sales force of over 1,800 people was trained in the new products. In 2007, Financeira Itau will focus on consolidating the current operations and increasing the product portfolio and customer base activation, in order to break even by year end. The loan portfolio added up to R$285 million, up 5.6% quarter-on-quarter.

FINANCEIRA ITAU-CBD

At the end of 2006, Financeira Itau CBD (FIC) had 339 points-of-sale at CBD network stores. The growth in FIC's customer base arises from the offer of a large portfolio of products and services (personal loan under overdraft facilities, personal loan for low income earners, insurance, private label cards, and cobranded credit cards) at the business units located at Pao de Acucar, Extra, Extra-Eletro, CompreBem and Sendas stores. These products generated a portfolio of R$867 million, representing a 9.9% increase compared to the prior quarter.

FINANCEIRA AMERICANAS ITAU

Financeira Americanas Itau (FAI) consolidated its presence at Lojas Americanas points-of-sale through the offer of personal loans under overdraft facilities, personal loans for low income earners, insurance, private label cards and cobranded credit cards at 247 network stores, of which 237 are located at Lojas Americanas premises and 10 are own stores. FAI's goals for 2007 are to expand its market share by diversifying its product portfolio and enlarging its customer base. The volume of receivables amounted to R$180 million in 2006, representing a 24.8% increase when compared to the previous quarter.

CONSIGNMENT CREDIT

Payroll Loans are granted under a commercial agreement between Itau and BMG. This segment closed the year with 506 thousand customers and a portfolio of R$1,897 million, reflecting a 4.3% increase on the prior quarter.

With less than three years' presence in the market, Taii has implemented the most widely spread network among financial companies in Brazil. Its sales force includes over 7,300 youngsters and the company is the first employer for 90% of its associates.

It should be noted that the Taii sub-segment comprises 100% of the operations of both FAI - Financeira Americanas Itau and FIC - Financeira Itau CBD, partnerships where Itau has a 50% share of net income.

TAII - NET INCOME

                                        R$ Million
--------------------------------------------------
               4TH Q./06    3RD Q./06    VARIATION
--------------------------------------------------
FIT                  (16)         (21)           5
FIC                  (27)         (23)          (4)
FAI                   (9)          (5)          (3)
Consignment           25           14           11
Total                (26)         (35)           8
--------------------------------------------------

TAII - CREDIT PORTFOLIO

                                        R$ Million
--------------------------------------------------
               DEC 31,06    SEP 30, 06   VARIATION
--------------------------------------------------
FIT                  285           270          15
FIC                  867           788          78
FAI                  180           144          36
Consignment        1,897         1,819          77
Total              3,228         3,022         207

36   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                             [GRAPHIC APPEARS HERE]

[LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A

RISK MANAGEMENT

RISK MANAGEMENT

Itau regards risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, in order to achieve the best risk/return ratio for its stockholders.

MARKET RISK

Itau manages its market risk using Calculation of the Statistical Value at Risk
(VaR), Calculation of Losses in Stress Scenarios, Stop Loss, Gap Analysis, Sensitivity Analysis, Analysis of Results and Allocation of Capital.

VAR OF THE BUSINESS UNITS OF ITAU

We show below tables with the VaR of the units of Itau.

BANCO ITAU

The structural gap, made up of the commercial transactions and associated financial instruments, showed a significant increase in the global VaR at 12/29/2006, mainly as a result of the increase in the fixed interest rate gap. In this period, lower volatility was observed in all the risk factors compared to the previous quarter. Given the reduction in the volatility and in the levels of the fixed interest rates, Banco Itau, with a view to managing this change in the market efficiently and seeking optimization of the risk/return ratio (adjusted to cost), reduced the hedge for the structural portfolio associated with this risk factor. Even with this increase, Itau still maintains its risk level low in relation to the unit's equity.

STRUCTURAL GAP BANCO ITAU VAR (*)

                                                         R$ Million
-------------------------------------------------------------------
                                           DEC 29, 06    SEP 29, 06
-------------------------------------------------------------------
Fixed Rate                                       59.3           6.1
Benchmark Rate (TR)                               3.8           4.6
Inflation Rates                                   4.0           5.0
Dollar Coupon Rate                                8.6           5.6
Foreign Exchange (**)                             4.3           3.0
Equities                                         10.1          12.0
-------------------------------------------------------------------
Diversification Impact                          (20.3)        (18.4)
-------------------------------------------------------------------
Global VaR (**)                                  69.8          18.0
-------------------------------------------------------------------

(*) VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.
(**) Considering the effects of tax adjustments.

Itau's Proprietary Desk operates with the purpose of seeking the best alternatives amongst the various business opportunities that present themselves in the domestic and foreign markets, besides managing the risks from structured transactions offered to customers. In the quarter, the Stress VaR was R$182 million on average, while on 12/29/2006 it was R$360 million. In this period, the main exposures that contributed towards this position were incurred in the domestic fixed interest rate market, followed by those indexed to the dollar and to equities.

STRESS VAR OF THE PROPRIETARY DESK OF BANCO ITAU

                                                         R$ Million
-------------------------------------------------------------------
                                           DEC 29, 06    SEP 29, 06
-------------------------------------------------------------------
Stress VaR Global                              (360.0)       (263.8)
-------------------------------------------------------------------
Maximum Global Stress VaR in the quarter       (390.2)       (356.0)
Medium Global Stress VaR in the quarter        (182.0)       (168.3)
Minimum Global Stress VaR in the quarter        (15.3)            -
-------------------------------------------------------------------

Find out more on risk management in our Investor Relations website, www.itauri.com.br, in the Corporate Governance / Risk Management section, and also in Form 20-F, available in the Financial Information / CVM/SEC Files section.

BANCO ITAU BBA

Itau BBA's desks act independently of Itau, building up positions with the purpose of optimizing the risk-weighted return. The effective control and management of market risk have brought the bank comfort to manage efficiently the changes in scenarios, as well as to maintain an ongoing evolution in terms of diversification and sophistication of the transactions carried out. As observed in previous periods, Itau BBA maintains a low exposure to market risk, compared to its capital.

BANCO ITAU BBA VAR

                                                         R$ Million
-------------------------------------------------------------------
                                           DEC 29, 06    SEP 29, 06
-------------------------------------------------------------------
Fixed Rate                                        1.4           8.5
Dollar Coupon Rate                                3.0           3.6
Foreign Exchange (*)                              2.5           9.6
Equities                                          2.4           2.2
Sovereign                                         4.1           5.9
Inflation Rates                                   1.9             -
Foreign Interest Rates                           14.3             -
Commodities                                       1.1             -
Foreign Exchange - Other Currencies               2.1             -
Other                                             0.8             -
-------------------------------------------------------------------
Diversification Impact                          (17.1)         (8.6)
-------------------------------------------------------------------
Global VaR (*)                                   16.6          21.1
-------------------------------------------------------------------
Maximum Global VaR in the quarter                24.2          39.2
Average Global VaR in the quarter                14.9          25.6
Minimum Global VaR in the quarter                 8.4          13.4
-------------------------------------------------------------------

(*)  Considering the effects of tax adjustments.

ITAU

With the purpose of better compatibility between the disclosure of management information and the way in which risk management is practiced, a distinction was made in determining the Consolidated Global VaR of Itau between the positions in which Statistical VaR is used and those in which Stress VaR is used. The table below shows the Consolidated Global VaR of Itau, covering the portfolios of Itau BBA, Banco Itau Europa, Banco Itau Buen Ayre and the structural portfolio of Banco Itau (which includes the portfolio of BKB). The portfolios of Banco Itau and Itau BBA are observed jointly, with segregation by risk factor. We can observe that there was significant diversification of the risks of the business units, allowing the conglomerate to maintain a very small total exposure to market risk, when compared to its capital.

ITAU VAR

                                                         R$ Million
-------------------------------------------------------------------
                                           DEC 29, 06    SEP 29, 06
-------------------------------------------------------------------
           Fixed Rate                            58.4          14.0
           Benchmark Rate (TR)                    3.8           4.6
Banco      Inflation Rates                        6.0           7.0
Itau (*) + Dollar Coupon Rate                     9.5           7.0
Itau BBA   Foreign Exchange (**)                  7.4          12.7
           Private and Sovereign
           Securities                            14.0          21.2
           IEquities                             11.8          13.1
           Libor                                 14.4           0.8
           Commodities                            1.1             -
           Foreign Exchange - Other               2.1             -
           Currencies
           Other                                  0.8             -
-------------------------------------------------------------------
Banco Itau Europa                                 0.8           1.1
Banco Itau Buen Ayre                              0.3           0.3
-------------------------------------------------------------------
Diversification Impact                          (37.9)        (39.0)
-------------------------------------------------------------------
Global VaR (**)                                  92.5          42.8
-------------------------------------------------------------------

(*)  Not considering the Proprietary Desk Portfolio.
(**) Considering the effects of tax adjustments.

38   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

SECURITIES PORTFOLIO

HISTORY OF SECURITIES PORTFOLIO

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              VARIATION (%)
                                                                                                     ------------------------------
                                   DEC 31, 06    %      SEP 30, 06     %      DEC 31, 05      %      DEC/06-SEP/06   DEC/06-DEC/05
-----------------------------------------------------------------------------------------------------------------------------------
  Public Securities - Domestic          9,373   20.3%       10,798    25.3%        6,638     20.1%           -13.2%           41.2%
  Public Securities - Foreign           3,135    6.8%        1,431     3.4%          629      1.9%           119.1%          398.6%
Total Public Securities                12,508   27.1%       12,229    28.7%        7,267     22.0%             2.3%           72.1%
Private Securities                     16,036   34.7%       14,123    33.1%       12,781     38.6%            13.5%           25.5%
PGBL/VGBL Funds Quotas                 14,324   31.0%       12,980    30.4%       10,215     30.9%            10.4%           40.2%
Derivative Financial Instruments        3,368    7.3%        3,315     7.8%        3,206      9.7%             1.6%            5.1%
Additional Provision                        -    0.0%            -     0.0%         (370)    -1.1%               -          -100.0%
-----------------------------------------------------------------------------------------------------------------------------------
Total Securities                       46,236  100.0%       42,648   100.0%       33,098    100.0%             8.4%           39.7%
-----------------------------------------------------------------------------------------------------------------------------------

The main components responsible for the 8.4% growth in the balance of the portfolio of securities and derivative financial instruments were the 13.5% increase in the private-sector securities portfolio, the 2.3% increase in the total public securities portfolio, and the 10.4% growth of the balance of PGBL/VGBL fund quotas.

PRIVATE SECURITIES PORTFOLIO AND CREDIT PORTFOLIO

The total balance of private-sector securities, added to the credit portfolio, amounted to R$109,685 million in December 2006, which corresponded to a 5.5% increase from the third quarter of 2006.

The mix of securities portfolio was made up basically of 27.1% in government securities, 34.7% in private sector securities, and 31.0% in PGBL/VGBL fund quotas.

FUNDS INTENDED FOR THE ECONOMIC AGENTS

                                                        R$ Million

----------------------------------------------------------------------------------------------
                                           DEC 31, 06
----------------------------------------------------------------------------------------------
      RISK LEVEL             AA          A           B           C          D - H      TOTAL
----------------------------------------------------------------------------------------------
Euro Bonds and Similar       5,138         378          84           0           -       5,600
Certificates of Deposit      2,694         166          30                       -       2,889
Debentures                     879       1,457          17                       -       2,353
Shares                       1,041         117          44                       7       1,210
Promissory Notes                31          30         508          21          31         622
Other                        1,972         585         775          29           3       3,363
SubTotal                    11,754       2,732       1,458          50          41      16,036
Credit Operations(*)        20,133      38,940      19,477       4,498      10,601      93,648
Total                       31,887      41,672      20,935       4,548      10,643     109,685
% of Total                    29.1%       38.0%       19.1%        4.1%        9.7%      100.0%
----------------------------------------------------------------------------------------------

                                                                      R$ Million

----------------------------------------------------------------------------------------------
                                           SEP 30, 06
----------------------------------------------------------------------------------------------
      RISK LEVEL             AA          A           B            C        D - H       TOTAL
----------------------------------------------------------------------------------------------
Euro Bonds and Similar       4,480         261         191           0          49       4,980
Certificates of Deposit      2,658         161                                   -       2,819
Debentures                     952         581         114                       -       1,647
Shares                       1,008         130          21           8           0       1,168
Promissory Notes               115          45         606          67           -         834
Other                        1,686         561         290         135           3       2,675
SubTotal                    10,873       1,737       1,212         210          52      14,123
Credit Operations(*)        18,951      36,597      18,944       4,903      10,474      89,869
Total                       29,824      38,334      20,157       5,113      10,526     103,992
% of Total                    28.7%       36.9%       19.4%        4.9%       10.1%      100.0%
----------------------------------------------------------------------------------------------

(*)  Endorsements and Sureties included.

39   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT RISK

The continuous improvement in the process for decision-taking and for credit risk management and control, guided by the best market practices, have made it possible for Itau the usage of methodologies based on scientific modeling for risk analysis.

The credit policy is formulated on the basis of internal factors, established by the bank itself, and on external factors, relating to the economic environment in Brazil and abroad. Amongst the internal factors, we can highlight the customer ratings, determined by advanced credit analysis and control instruments, the levels of default, the rates of return, the quality of the portfolio, and the economic capital allocated. The bank's focus has been on evaluating the risk/return ratio in growing its assets, its main concern being the quality of the credit portfolio and the creation of value for its stockholders. The whole decision-taking process, as well as the definition of the credit policy of Itau, is centralized, with a view to ensuring synchronized actions and optimizing business opportunities.

The evolution of the quantitative management instrumentation and the statistical models for active management of the credit portfolio make possible the identification of expected losses, which reflect the statistical average, and the unexpected ones, which indicate the possibility of loss in adverse situations. Despite being shown to have a low probability of occurrence, unexpected losses, because they represent a high loss value, may come to threaten the continuity of the business.

Accordingly, while the expected losses act as the basis for the calculation of the allowance for loan losses, the unexpected losses, also known as Value at Risk (VaR), are the basis for calculating the economic capital for covering the risks of the portfolio. Determining the allocated economic capital makes it possible to implement risk-sensitive control and pricing policies. Itau has an in-house model for calculating the economic capital allocated to credit risk, which seeks to address the concern about the unexpected losses of the portfolio, giving special attention to the risk of concentration and the individual contribution to risk. Unlike regulatory capital, economic capital captures the intrinsic factors relating to the business, sensitizing the return to the real measure of risk.

Besides the calculation of the allocated economic capital, Itau has used a managerial system for forecasting the allowance for loan losses based on the expected loss and on the historical level of nonperformance by type of product of the credit portfolio. Both the expected loss, measured by the allowance for loan losses, and the unexpected loss, measured by the economic capital, are used in the calculation of the Risk-Adjusted Return on Capital (Raroc), used in the management and optimization of the credit portfolio. The evolution of these managerial instruments is aligned with requirements of the New Basel Accord, so as to adjust the needs for minimum reserves compatible with the risk level of the business.

In the centralized monitoring and control, carried out by Itau, the following instruments are used, amongst others:

- Analysis of the portfolio and definition of credit limits involving economic capital as a measure of risk;

-    RAROC model for defining referential spreads;

- Quality of the portfolios (views by customer/economic group, product, line of business, and segmentation);

- Concentration/dispersion of the portfolios (ageing/flow of maturities, line of business, currency, concentration of credit by customer and economic group);

- Evolution of the profile of the portfolio and the economic impacts arising (allowance for loan losses and allocated capital) in the conglomerate and in the different segments of the bank.

EVOLUTION OF THE CREDIT PORTFOLIO

The credit portfolio showed 4.2% growth from September 2006 (+6.6% without BKB). Compared to December 2005, the portfolio grew 38.2% (+24.7% without BKB), amounting to R$93,648 million (R$84,497 million without BKB). The individuals portfolio grew 7.8% (an increase of R$2,916 million) in the last quarter, amounting to R$40,487 million (R$39,159 million without BKB).

CREDIT OPERATIONS

                              [CHART APPEARS HERE]

(*) In constant currency as of December 31, 1995 up to that date; in nominal amounts thereafter.
(1) Credit Operations: Loans, Leasing, Other Credits, and Advances on Foreign Exchange Contracts.
(2)  Guarantees include endorsements, sureties and other guarantees.

40   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

The share of credits ranked between levels "AA" and "B", considering BKB, was 83.9% of the total portfolio, a 100 basis points increase in the quarter.

The ongoing work of diversifying the credit portfolio has resulted in a reduction of the concentration of the largest debtors in total portfolio. In December 2006, the hundred largest debtors accounted for 20.2% of credit portfolio including BKB, against 21.2% in September 2006. The participation of the largest debtor was 1.0% of the portfolio, a 30 basis points fall in the quarter.

EVOLUTION OF THE 100 LARGEST DEBTORS ON THE CREDIT PORTFOLIO

                              [CHART APPEARS HERE]

*    Endorsements and Sureties included.

EVOLUTION OF THE CREDIT PORTFOLIO AND THE RATIO BETWEEN PROVISION FOR LOAN LOSSES/CREDIT PORTFOLIO

                              [CHART APPEARS HERE]

*    Endorsements and Sureties not included.
**   Exceeding Provision for Loan Losses included.

ALLOCATED ECONOMIC CAPITAL

PERCENTUAL DISTRIBUTION OF ALLOCATED ECONOMIC CAPITAL BY BUSINESS SECTOR

---------------------------------------------------------------------------
BUSINESS SECTOR                         DEC/06       SEP/06     VAR. (B.P.)
---------------------------------------------------------------------------
SOVEREIGN RISK BRASIL                       1.1%         1.5%          -0.5%
SOVEREIGN RISK - OTHER COUNTRIES            0.3%         0.9%          -0.6%
BUSINESSES                                 51.3%        52.9%          -1.6%
  RETAIL                                    7.0%         6.9%           0.1%
  FARMING AND LIVE STOCK                    3.7%         3.8%          -0.1%
  FINANCIAL                                 3.4%         4.0%          -0.6%
  SERVICE COMPANIES                         3.3%         3.3%           0.0%
  ELECTRICAL ENERGY GENERATION AND
  DISTRIBUTION                              3.1%         3.7%          -0.6%
  FOOD AND BEVERAGES                        2.6%         3.4%          -0.8%
  CHEMICAL AND PETROCHEMICAL                2.3%         2.0%           0.3%
  CONTRACTORS AND REAL ESTATE AGENTS        1.9%         1.8%           0.1%
  STEEL AND METALLURGY                      1.9%         1.8%           0.1%
  TEXTILE AND CLOTHING                      1.7%         1.6%           0.1%
  TRANSPORTATION                            1.7%         1.7%           0.0%
  ELECTRONICS                               1.4%         1.2%           0.2%
  WHOLESALE                                 1.1%         1.2%           0.0%
  OTHER BUSINESSES *                       16.1%        16.5%          -0.4%
INDIVIDUALS                                47.3%        44.6%           2.7%
Total                                     100.0%       100.0%
---------------------------------------------------------------------------

*    Sector with less than 1.1% in the total AEC included.

Itau's allocated economic capital has a balanced consumption. It is to be noted in the table that an important percentage of capital is allocated to transactions in the Individuals segment, which is well spread out. Likewise, the capital allocated to companies is not concentrated in any significant way in any sector of the economy.

41   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT PORTFOLIO DEVELOPMENT CONSOLIDATED BY CLIENT TYPE AND CURRENCY

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------
                                                                                VARIATION
---------------------------------------------------------------------------------------------------------
                                   DEC/06    SEP/06    DEC/05      DEC/06 - SEP/06      DEC/06 - DEC/05
                                   ----------------------------------------------------------------------
TOTAL                              BALANCE   BALANCE   BALANCE   BALANCE        %      BALANCE       %
---------------------------------------------------------------------------------------------------------
Individuals                         40,487    37,571    28,471     2,916        7.8%    12,016       42.2%
  Credit Card                        9,188     7,976     7,216     1,212       15.2%     1,972       27.3%
  Personal Loans                    13,284    13,829    10,320      (545)      -3.9%     2,965       28.7%
  Vehicles                          18,014    15,766    10,936     2,248       14.3%     7,078       64.7%

Businesses                          47,263    46,558    34,744       705        1.5%    12,519       36.0%

Corporate                           26,816    26,796    21,960        20        0.1%     4,857       22.1%
Small and Medium-Sized Companies    20,446    19,762    12,784       685        3.5%     7,662       59.9%

Subtotal                            87,750    84,129    63,215     3,621        4.3%    24,535       38.8%

Mandatory Loans                      5,898     5,740     4,541       158        2.8%     1,357       29.9%
  Rural Loans                        3,465     3,392     2,653        72        2.1%       811       30.6%
  Mortgage Loans                     2,434     2,348     1,888        86        3.7%       546       28.9%

Total                               93,648    89,869    67,756     3,779        4.2%    25,892       38.2%
---------------------------------------------------------------------------------------------------------
LOCAL CURRENCY
---------------------------------------------------------------------------------------------------------
Individuals                         40,330    37,436    28,343     2,894        7.7%    11,986       42.3%
  Credit Card                        9,188     7,976     7,213     1,212       15.2%     1,976       27.4%
  Personal Loans                    13,127    13,694    10,195      (567)      -4.1%     2,932       28.8%
  Vehicles                          18,014    15,766    10,936     2,248       14.3%     7,078       64.7%

Businesses                          33,727    32,433    24,234     1,294        4.0%     9,493       39.2%

Corporate                           16,982    16,616    14,039       366        2.2%     2,943       21.0%
Small and Medium-Sized Companies    16,745    15,816    10,194       928        5.9%     6,550       64.3%

Subtotal                            74,057    69,869    52,577     4,188        6.0%    21,480       40.9%

Mandatory Loans                      5,881     5,725     4,532       156        2.7%     1,349       29.8%
  Rural Loans                        3,465     3,392     2,653        72        2.1%       811       30.6%
  Mortgage Loans                     2,416     2,333     1,879        84        3.6%       538       28.6%

Total                               79,937    75,594    57,109     4,344        5.7%    22,829       40.0%
---------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY
---------------------------------------------------------------------------------------------------------
Individuals                            157       135       128        22       16.3%        29       22.8%
  Credit Card                            -         -         3         -          -         (3)    -100.0%
  Personal Loans                       157       135       125        22       16.3%        32       26.0%
  Vehicles                               -         -         -         -          -          -          -

Businesses                          13,536    14,125    10,510      (589)      -4.2%     3,026       28.8%

Corporate                            9,834    10,180     7,920      (346)      -3.4%     1,914       24.2%
Small and Medium-Sized Companies     3,702     3,945     2,590      (243)      -6.2%     1,112       42.9%

Subtotal                            13,693    14,261    10,638      (567)      -4.0%     3,055       28.7%

Mandatory Loans                         17        15         9         2       16.3%         8       88.2%
  Rural Loans                            -         -         -         -          -          -          -
  Mortgage Loans                        17        15         9         2       16.3%         8       88.2%

Total                               13,711    14,276    10,647      (565)      -4.0%     3,064       28.8%
---------------------------------------------------------------------------------------------------------

Note: Includes endorsements and sureties. Vehicle financing transactions where the assignor is co-obligor were reclassified to the "Large Corporation" group.

CREDIT PORTFOLIO BY CLIENT TYPE AND RISK LEVEL

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------
      DEC 31, 2006           AA        A        B       C        D         E        F       G        H      TOTAL
------------------------------------------------------------------------------------------------------------------
Individuals                   159   21,364    9,624    1,999    1,780    1,499    1,409      383    2,271   40,487
  Credit Card                   0    1,955    5,010      653      541      397      164       87      381    9,188
  Personal Loans              158    3,626    3,728      782    1,038    1,012    1,179      243    1,519   13,284
  Vehicles                      0   15,784      886      563      201       91       66       53      371   18,014

Businesses                 18,369   14,884    9,006    2,326    1,134      494      327       92      630   47,263
  Corporate                15,307    8,794    2,321      129      148       46       16        0       55   26,816
  Small and Medium-Sized    3,062    6,090    6,685    2,197      986      448      311       92      575   20,446

Subtotal                   18,528   36,248   18,630    4,325    2,913    1,993    1,736      475    2,901   87,750

Mandatory Loans             1,605    2,691      847      173      198      173       46       40      125    5,898

Total                      20,133   38,940   19,477    4,498    3,111    2,166    1,783      515    3,027   93,648
------------------------------------------------------------------------------------------------------------------

42   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

FUNDING

The process of altering the funding mix continued to produce effects in the last quarter of 2006. In the period, we see the maintenance of the trend of decreasing in the balance of time deposits, because of the reduction in the issue of Certificates of Deposits (CDBs). However, we expanded money market borrowings and debentures. The balance of demand deposits showed a seasonal rise, which characterizes the last quarter of the year. Also in the quarter we expanded by 9.6% funding with savings deposits, a form of deposit that has been gaining competitiveness in view of the scenario of reduction in the basic interest rate. The deposit base is extremely broad and diversified, with 55.1% of the total balance of deposits coming from retail customers, 13.0% from institutional customers, 16.9% from large companies, and 11.7% are deposits from micro, small and medium businesses.

FUNDING BALANCE

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             VARIATION (%)
                                                                                                     -----------------------------
                                   DEC 31, 06     %      SEP 30, 06     %      DEC 31, 05     %     DEC/06-SEP/06   DEC/06-DEC/05
----------------------------------------------------------------------------------------------------------------------------------
Demand deposits                        19,097    18.6%       13,757    14.8%       12,689    17.0%           38.8%            50.5%
Savings deposits                       22,912    22.3%       20,900    22.5%       19,783    26.5%            9.6%            15.8%
Interbank deposits                      2,167     2.1%          880     0.9%          646     0.9%          146.1%           235.7%
Time deposits                          16,997    16.6%       19,889    21.4%       17,402    23.3%          -14.5%            -2.3%
----------------------------------------------------------------------------------------------------------------------------------
Total Deposits                         61,173    59.7%       55,425    59.7%       50,520    67.6%           10.4%            21.1%
----------------------------------------------------------------------------------------------------------------------------------
Securities Repurchase Agreements
 - Own Issue                           28,349    27.6%       25,524    27.5%       15,036    20.1%           11.1%            88.5%
  Funds from Acceptances and
   Issue of Securities                  7,541     7.4%        7,568     8.1%        4,961     6.6%           -0.4%            52.0%
  On-lendings                           5,484     5.3%        4,375     4.7%        4,190     5.6%           25.3%            30.9%
----------------------------------------------------------------------------------------------------------------------------------
  Total                               102,548   100.0%       92,893   100.0%       74,706   100.0%           10.4%            37.3%
----------------------------------------------------------------------------------------------------------------------------------

LIQUIDITY RISK

The management of the liquidity risk of Itau is centralized by Banco Itau, which has maintained adequate liquidity levels in Brazil and abroad for the fourth quarter of 2006. This maintenance was possible because of the solid and diversified funding bases, both in the interbank market and with customers, and because of the resizing of the securities portfolio that occurred in the period.

Itau has a structure dedicated to improve the monitoring and analysis, through models of statistical and economic-financial forecasts, of the variables in assets and liabilities that affect the cash flow and the level of reserves in local and foreign currency.

Complementarily to this, the institution has guidelines and minimum limits for reserves, which are periodically analyzed in technical committees and which aim at ensuring a safety margin adequate to the forecasted needs. The liquidity management policies and these limits are established on the basis of political and economic scenarios and on the definitions of the Higher Financial Risk Management Commission and may be reviewed in the light of the need for cash by virtue of atypical market conditions or of those arising from the institution's strategic decisions.

OPERATIONAL RISK

Itau has strict policies and control mechanisms that have the objective of providing an adequate environment for evaluating operational risks, capable of monitoring them in a consistent manner and ensuring their emergency and ongoing mitigation.

The institution has complied with the provisions of section 404 of the Sarbanes-Oxley Act (SOX), relating to the internal controls over the consolidated financial statements, and included in its annual Form 20-F, filed with the SEC - Securities and Exchange Commission, the "Management Report on the Internal Controls relating to the Consolidated Financial Statements", which attests that these internal controls were submitted to a process of evaluation in accordance with the standards of the American regulators, and that the results obtained demonstrate their effectiveness for December 31, 2005.

The internal control structure has currently been mobilized with the objective of attaining, at the end of 2007, total adherence to Resolution 3380, published in June 2006 by the National Monetary Council (CMN). This resolution defines the minimum criteria to be implanted in financial institutions for the correct management of operational risk, defined as the possibility of the occurrence of losses resulting from failure, deficiency or inadequacy of internal processes, persons and systems, or external events.

The managerial model now adopts the criterion of economic evaluation by line of business, based on capital allocation associated with the operational risks incurred, which permits greater refinement of the process of pricing products and services offered by the institution. We believe that this proprietary mechanism will be approved by the Brazilian regulatory body within the category of Advanced Model for Operational Risk according to the criteria of the New Basel Capital Accord.

With the use of these operational risk control and management mechanisms, Itau foresees, besides the improvement of its management process, early compliance with the requirement of the regulatory bodies and, in particular, the perpetuation of its image as a solid and reliable bank.

43   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

BALANCE SHEET PER CURRENCY

BALANCE SHEET PER CURRENCY (*)

The Balance Sheet per Currency shows the balances linked to the local and foreign currencies. At December 31, 2006, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability in the total of US$1,622 million. It should be pointed out that our gap management policy considers the tax effects of this position. Because the result of exchange variations on foreign investments is not taxed, our hedge (liability position in exchange derivatives) is in excess of the assets hedged, so that the total results of our exchange exposure, net of tax effects, is virtually nil and consistent with the strategy of low risk exposure adopted by Itau.

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------
                                                                DEC 31,06                         SEP 30,06
-----------------------------------------------------------------------------------------------------------
                                                                BUSINESS                          BUSINESS
                                                                IN BRAZIL                         IN BRAZIL
                                                                  LOCAL     FOREIGN    BUSINESS   FOREIGN
                ASSETS                 CONSOLIDATED    TOTAL    CURRENCY    CURRENCY    ABROAD    CURRENCY
-----------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                     3,391     3,031       2,811        220        387         755
Short-term Interbank Deposits                31,409    25,825      25,308        517      7,045         886
Securities                                   46,236    35,854      35,662        191     14,257         539
Loan and Leasing Operations                  76,718    70,503      65,927      4,576      7,375       4,661
Other Assets                                 47,352    46,484      38,991      7,494      1,436      11,855
    Foreign Exchange Portfolio               12,872    13,402       6,288      7,114          0      11,790
    Other                                    34,480    33,082      32,703        379      1,436          65
  Permanent Assets (**)                       4,585    11,555       2,847      8,708        764       7,567
TOTAL ASSETS                                209,691   193,252     171,546     21,706     31,264      26,263
  DERIVATIVES - CALL POSITIONS
    Futures                                                                    7,752                 10,446
    Options                                                                    4,410                  4,869
    Swaps                                                                     10,380                 10,630
    Other                                                                      4,632                  4,161
-----------------------------------------------------------------------------------------------------------
  TOTAL ASSETS AFTER ADJUSTMENTS (a)                                          48,880                 56,370
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                DEC 31,06                         SEP 30,06
-----------------------------------------------------------------------------------------------------------
                                                                BUSINESS                          BUSINESS
                                                                IN BRAZIL                         IN BRAZIL
                                                                  LOCAL     FOREIGN    BUSINESS   FOREIGN
                LIABILITIES            CONSOLIDATED    TOTAL    CURRENCY    CURRENCY    ABROAD    CURRENCY
-----------------------------------------------------------------------------------------------------------
Deposits                                     61,173    54,426      54,355         70      8,136          54
Deposits Received under Securities
 Repurchase Agreements                       39,345    35,873      35,873          0      3,474           0
Funds from Acceptances and Issue of
 Securities                                   7,541     8,052       3,777      4,275      3,388       3,864
Borrowings and On-lending                    10,517     7,566       5,082      2,484      4,012       2,889
Derivative Financial Instruments              2,246     1,580       1,580          0        670           0
Other Liabilities                            44,892    41,885      34,336      7,549      3,733      12,200
  Foreign Exchange Portfolio                 13,124    13,651       7,271      6,380          0      10,390
  Other                                      31,768    28,234      27,065      1,168      3,733       1,810
Technical Provisions of Insurance,
 Pension Plans and Capitalization -
 unrestricted                                19,036    19,036      19,036          0          0           0
Deferred Income                                  81        66          66          0         15           0
Minority Interest in Subsidiaries             1,295     1,204       1,204          0         91           0
Stockholders' Equity                         23,564    23,564      23,564          0      7,745           0
TOTAL LIABILITIES                           209,691   193,252     178,874     14,378     31,264      19,007
DERIVATIVES - PUT POSITIONS
  Futures                                                                     13,340                 18,307
  Options                                                                      2,846                  3,735
  Swaps                                                                       19,127                 17,262
  Other                                                                        1,932                  1,584
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)                                       51,622                 59,895
-----------------------------------------------------------------------------------------------------------
Foreign Exchange Position (c = a - b)                                         (2,742)                (3,526)
Foreign Exchange Position of Minority
 Stockholders' (d)                                                              (726)                  (684)
Net Foreign Exchange Position after
 Minority Stockholders' (c + d) R$                                            (3,468)                (4,210)
Net Foreign Exchange Position after
 Minority Stockholders' (c + d) US$                                           (1,622)                (1,936)
-----------------------------------------------------------------------------------------------------------

(*)  Excludes transactions between local and foreign business.
(**) Includes investments abroad by acquiring BankBoston Chile and BankBoston
     Uruguay, yet not consolidated.

44   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ACTIVITIES ABROAD

ACTIVITIES ABROAD

Itau has a significant overseas footprint and is prominent among private capital economic groups with activities abroad. Our strategic presence is expressed by having units located in the Americas, in Europe and in Asia. During the fourth quarter of 2006, we expanded our activities by acquiring the operations of BankBoston Chile (an investment grade country) and the operations of BankBoston Uruguay (3rd place amongst private banks in the local ranking by assets) and its credit and debit card administrator (the largest card issuer, with a share of over 50% in the Uruguayan market).

At December 31, 2006, our consolidated investments abroad, not considering BankBoston Chile and BankBoston Uruguay, totaled R$7,745 million (US$3,622 million), including non-financial activities. Considering the inclusion of these investments, we reach the total of R$8,708 million (US$4,073 million).

HIGHLIGHTS - UNITS ABROAD

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------
UNIT ABROAD                                    DEC 31,06     SEP 30,06   COMMENTS ON THE VARIATION IN THE QUARTERLY RESULTS
---------------------------------------------------------------------------------------------------------------------------
BRANCHES ABROAD
Assets                                             6,755         6,725   Higher income with the realization of the surplus
Stockholders' Equity                               1,867         1,857   value of securities portfolio and with derivative
Net Income accumulated in the Financial Year         100            67   financial instruments, particularly in the futures
Net Income in the Quarter                             33           (28)  market.
Quarterly annualized ROE                             7.1%         -6.0%
Annual ROE                                           5.4%
---------------------------------------------------------------------------------------------------------------------------
ITAU BANK, LTD.
Assets                                             4,478         3,015   Higher income with derivative financial
Stockholders' Equity                               1,202         1,203   instruments, particularly in the future markets.
Net Income accumulated in the Financial Year         (14)          (33)
Net Income in the Quarter                             19             5
Quarterly annualized ROE                             6.3%          1.6%
Annual ROE                                          -1.1%
---------------------------------------------------------------------------------------------------------------------------
BANCO ITAU BUEN AYRE S.A
Assets                                             1,442         1,343   Maintenance of the performance of the previous
Stockholders' Equity                                 218           218   quarter
Net Income accumulated in the Financial Year          11            10
Net Income in the Quarter                              1             1
Quarterly annualized ROE                             1.9%          1.8%
Annual ROE                                           5.0%
---------------------------------------------------------------------------------------------------------------------------
BANCO ITAU EUROPA S.A. CONSOLIDATED
Assets                                             8,751         8,682   Higher income with derivative financial
Stockholders' Equity                               1,240         1,181   instruments, with the securities portfolio, and
Net Income accumulated in the Financial Year         115            85   with the reversal of tax provisions.
Net Income in the Quarter                             31            15
Quarterly annualized ROE                            10.1%          5.2%
Annual ROE                                          10.0%
---------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES OF BANCO BBA (1)
Assets                                            13,827        11,533   Higher income with Brazilian and American
Stockholders' Equity                               2,250         2,167   sovereign debt instruments and with the reversal
Net Income accumulated in the Financial Year         232           132   of allowances for loan losses arising from the
Net Income in the Quarter                            100            23   reclassification of risk ratings.
Quarterly annualized ROE                            18.1%          4.3%
Annual ROE                                          11.4%
---------------------------------------------------------------------------------------------------------------------------

1) Peroba Ltd. (formerly BBA - Creditanstalt Bank Ltd.), Banco Itau BBA S.A. - Nassau Branch, Banco BBA S.A. - Uruguay Branch, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., AKBAR--Marketing e Servicos Ltda. (extinguished on August 31, 2006).

45   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ACTIVITIES ABROAD

TRADE LINE RAISING

Our extensive relationship with correspondent banks provides us with a great power of penetration and diversification of the origin of funds which, combined with our superior understanding of the Brazilian economic fundamentals, leads to a larger supply and longer terms, while funding costs are kept at historically low levels.

TRADE LINE DISTRIBUTION

----------------------------------
   GROUP/COUNTRY      PARTICIPATION
----------------------------------
Europe                    61%
United States             22%
Latin America             11%
Canada                     3%
Asia                       3%
----------------------------------

PERFORMANCE OF OVER-LIBOR SPREAD ON TRADE LINES (%P.Y.)

--------------------------------------------
                             DUE TO:
     AT:               180 DAYS    360 DAYS
--------------------------------------------
Jun 30,06                 0.150%       0.200%
Sep 30,06                 0.150%       0.200%
Dec 31,06                 0.150%       0.200%
--------------------------------------------

MAIN ISSUES OUTSTANDING(1)

We highlight below the main financial funding outstanding in the fourth quarter of 2006.

                                                                     US$ Million

----------------------------------------------------------------------------------------------------------------------------------
                                                       BALANCE AT   BALANCE AT
      INSTRUMENT                 COORDINATOR           SEP 30,06     DEC 31,06   ISSUE DATE   MATURITY DATE    COUPON % (P.Y.)
----------------------------------------------------------------------------------------------------------------------------------
Fixed Rate Notes (2)    Merrill Lynch                         254          252   08/13/2001     08/15/2011           4.250%
Fixed Rate Notes        Merrill Lynch and Itaubank            100          100   08/13/2001     08/15/2011           10.000%
Fixed Rate Notes        Merrill Lynch and Itaubank             80           80   11/09/2001     08/15/2011           10.000%
Fixed Rate Notes        Merrill Lynch                         105          105   11/25/2003     09/20/2010           5.010%
Fixed Rate Notes        ABN Amro Bank and Itaubank            125          125   01/31/2005     01/31/2008           4.375%
Floating Rate Notes     Itaubank                              393          393   12/31/2002     03/30/2015      Libor(7) + 1.25%
Floating Rate Notes(3)  Itau Europa, HypoVereinsbank
                        and ING Luxembourg                    254          264   06/25/2004     07/12/2007     Euribor(8) + 0.45%
Floating Rate Notes     Merrill Lynch                         105          105   07/07/2004     03/20/2011      Libor(7) + 0.65%
Floating Rate Notes(4)  HypoVereinsbank and ING               254          264   06/22/2005     06/22/2010     Euribor(8) + 0.375%
Floating Rate Notes     Calyon                                102          102   06/30/2005     09/20/2008      Libor(7) + 0.30%
Floating Rate Notes     Calyon                                200          200   06/30/2005     09/20/2012      Libor(7) + 0.20%
Floating Rate Notes     Dresdner Bank                         200          200   09/20/2006     09/20/2013      Libor(7) + 0.50%
Floating Rate Notes(5)  Itau Europa, HypoVereinsbank
                        and LB Baden Wuerttemberg             127          132   12/22/2005     12/22/2015     Euribor(8) + 0.55%
Floating Rate Notes(6)  Itau Europa, UBS Investments
                        Bank/US and Natexis Banques
                        Populaires                            380          396   07/27/2006     07/27/2011     Euribor(8) + 0.32%
Other Notes(9)                                                412          380
Total                                                       3,091        3,097
----------------------------------------------------------------------------------------------------------------------------------

(1) Amounts refer to principal amounts.
(2) Amount in US$ equivalent to JPY 30 billion.
(3), (4), (5) and (6) Amounts in US$ equivalent on the dates 200 million,
(euro)100 (euro) 300 million, shown to (euro) 150 million, (euro) million and respectively.
(7) 180-day Libor.
(8) 90-day Euribor.
(9) Structured and Credit Linked Notes.

46   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                             [GRAPHIC APPEARS HERE]

[LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A

OWNERSHIP STRUCTURE

OWNERSHIP STRUCTURE

In the Extraordinary General Meeting on 12/26/2006, the incorporations of all the shares of BKB Chile, BKB Uruguay and OCA companies were decided, with the consequent capital increase and issue of 20,536,836 common book-entry shares, which are now reflected in the structure below.

Note 15 to the Financial Statements details the average acquisition cost of treasury stock, as well as the activity of options granted to conglomerate executives under the "Stock Options Plan". If the option grant expenses were recognized in net income, the impact on the results for the fourth quarter of 2006 would be an expense of R$17 million.

----------------------------------------------------------------------------------
BANCO ITAU HOLDING FINANCEIRA S.A             DEC 31, 06   SEP 30, 06   DEC 31, 05
----------------------------------------------------------------------------------
Stockholders                                      55,327       56,519       51,624
----------------------------------------------------------------------------------
Outstanding Preferred Shares (in thousands)      575,715      575,039      502,434
Outstanding Common Shares (in thousands)         621,504      601,517      601,576
----------------------------------------------------------------------------------
Outstanding Shares (in thousands)              1,197,218    1,176,556    1,104,009
----------------------------------------------------------------------------------
Preferred Shares in Treasury (in thousands)       19,781       20,457       24,544
Common Shares in Treasury (in thousands)           4,997        4,447        4,388
----------------------------------------------------------------------------------
Shares in Treasury (in thousands)                 24,778       24,904       28,932
----------------------------------------------------------------------------------

The organization chart below summarizes our current ownership structure.

                              [CHART APPEARS HERE]

Note: Itausa's direct and indirect interest in Banco Itau Europa is 89.19%.

48   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

SECURITIES MARKET PERFORMANCE

In 2006, our preferred stock (ITAU4) closed the year at R$77.40 per share, appreciating 37.5%. Our common stock (ITAU3), at the end of the year appreciated 37.7%, trading at R$64.74 per share. Our ADRs (ITU) traded on NYSE closed the year with a 50.5% appreciation, quoted at US$36.15 per ADR. The market capitalization of Itau Holding reached the amount of R$92.3 billion, appreciating 49.0% compared to the previous year.

AVERAGE DAILY VOLUME TRADED--R$ MILLION
---------------------------------------------
                BOVESPA       NYSE      TOTAL
               ------------------------------
2002                 22          8         30
2003                 23         12         35
2004                 31         19         50
2005                 59         42        101
2006                 63         81        144
---------------------------------------------

The highlights of the year in 2006 were:

o We had a noteworthy 42.6% increase in the average financial volume traded in our stock and ADRs.

o The average daily financial volume traded on Bovespa corresponded to 43.8% of the total volume involving stock and ADRs.

o On March 1, 2007 will be "Itau Day" on NYSE, celebrating 5 years of listing.

SECURITIES MARKET PERFORMANCE - R$

--------------------------------------------
                          PREFERRED   COMMON
2006                       SHARES     SHARES
--------------------------------------------
Maximum in the year (a)       77.49    65.00
Average in the year           66.49    56.28
Minimum in the year (b)       51.03    44.00
Variation % (a/b)              51.9%    47.7%
Closing Quotation (*)         77.40    64.74
--------------------------------------------
(*) On 12/28/2006.

NET DIVIDENDS/ INTEREST ON OWN CAPITAL (JCP)

                              [CHART APPEARS HERE]

In the last 10 years we paid on average 35.0% of Net Income to our stockholders in the form of Dividends/ Interest on Own Capital (JCP). Furthermore, we did not carry out any capital increase in cash, and we distributed over R$10.1 billion in Dividends / JCP to our stockholders in this period. In 2006, for the fifth consecutive year, the Board of Directors decided to increase the monthly unitary dividend (from R$0.021 to R$0.024 per share), distributing a total of R$1,923 million (R$1.61 per share), in Dividends/ JCP net of taxes.

IMPORTANT EVENTS

"BUSINESS SUSTAINABILITY INDEX"

For the second consecutive year, Itau was chosen to make up the theoretical portfolio of Bovespa's ISE - Business Sustainability Index. The ISE includes companies that adopt best practices in the relationship with employees and suppliers, with the community and in corporate governance, and it was created to become a benchmark for socially responsible investment. The share of Itau Holding in the index is 13.31%.

"ACQUISITION OF SANTANDER BANESPA IN JAPAN"

On December 25, Itau took over Banespa's deposit and remittance operations in Tokyo, expanding its presence in Japan. With this transaction, Itau now has 16 thousand current account holders (8% of the Brazilian population in Japan that is formally benefited by banking inclusion), administering US$135 million in deposits and US$220 million a year in remittances to Brazil - equivalent to 11% of this market. An agreement was also signed with an international funds transfer company, which for 2007 provides for remittances of US$500 million from the `dekasseguis', Brazilians of Japanese descendents who are working temporarily in Japan.

"2006 APIMEC CYCLE - 4TH QUARTER"

In the 4th quarter of 2006, 7 meetings were held with analysts in the cities Fortaleza, Florianopolis, Juiz de Fora, Ribeirao Preto, Sao Paulo, Uberaba and Uberlandia); the highlight was Fortaleza, where Itau was given Apimec's "Quality Award", for the best meeting of the year held in the Northeast. Itau was present at 14 Apimec meetings throughout Brazil in 2006. In April 2007, 3 Apimec meetings are scheduled: in Belo Horizonte on the 4th, in Rio de Janeiro on the 11th, and in Brasilia on the 12th.

PERFORMANCE CULTURE

The higher market capitalization, the significant increase in the liquidity of our stock, and the launch of differentiated products and services for the capital market, among other initiatives, reflect the enhancement of Itau Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability.

RECURRING RETURN ON AVERAGE EQUITY (%)(*)

                              [CHART APPEARS HERE]

(*) Annualized.

49   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF PRICEWATERHOUSECOOPERS]
--------------------------------------------------------------------------------
                                                PricewaterhouseCoopers Av.
                                                Francisco Matarazzo, 1700
                                                Torre Torino
                                                Caixa Postal 61005
                                                05001-400 Sao Paulo, SP - Brasil
                                                Telefone (0xx11) 3674-2000

REPORT OF INDEPENDENT ACCOUNTANTS ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. In connection with our audit of the financial statements of Banco Itau Holding Financeira S.A. and Banco Itau Holding Financeira S.A. and its subsidiaries as of December 31, 2006 and 2005, on which we issued an unqualified opinion dated February 12, 2007, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiaries.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management Discussion and Analysis Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3. On the basis of our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2006 taken as a whole.

Sao Paulo, February 12, 2007

/s/ PricewaterhouseCoopers              /s/ Ricardo Baldin
--------------------------              -------------------------
PricewaterhouseCoopers                  CRC 2SP000160/O-5
Auditores Independentes                 Ricardo Baldin
                                        Contador CRC 1SP110374/O-0

     [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                             [GRAPHICS APPEAR HERE]

     COMPLETE FINANCIAL STATEMENTS
     DECEMBER 2006

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                       INFORMATION ON THE RESULTS FOR 2006

We present below the main results of Itau for 2006. The complete financial statements and the Management's Discussion and Analysis Report are available on Itau website (http://www.itauri.com.br).

     1.   In 2006, consolidated net income of Banco Itau Holding Financeira
          (Itau) without the effects of the BankBoston (BKB) acquisition totaled R$ 6,480 million, with return of 34.1% on average equity. When taking into account the effects of this acquisition, net income amounted to R$ 4,309 million, with a return of 22.7%. Consolidated stockholders' equity totaled R$ 23,564 million, a 51.4% increase in the year, and the referential equity for operating limits calculation purposes was R$ 30,720 million.

     2. On May 1 and August 8, 2006, Itau and Bank of America Corporation entered into agreements for the acquisition of the operations of BankBoston and subsidiary companies in Brazil, Chile and Uruguay. The payment for this transaction was made through the issuance of 68,518 thousand preferred shares and 20,537 thousand common shares of Itau, corresponding to 7.44% of its capital stock. On August 22, the operation was approved by Brazilian Central Bank (Bacen) and on February 1, it approved the operations in Chile and Uruguay. To conclude the process, we are only awaiting the formalization of Uruguayan authority, which depended on Bacen's approval.

     3. In 2006, we highlight, besides the BKB acquisition, the following investments:

          o Banco Itau Europa S.A. and its subsidiary Banco Itau Europa Luxembourg S.A. signed an agreement with Bank of America Corporation for the acquisition of the total capital of BankBoston International and BankBoston Trust Company Limited, which includes around 5,500 private banking clients in Latin America and a total volume of managed financial assets of around US$ 3.7 billion.

          o Banco Itau assumed the deposit and remittance operations of Santander Banespa in Japan, merging them with the operations of its branch in Tokyo.

          o Itau and XL Capital Ltd. (XL), one of the largest insurance companies in the world in the large risk segment, incorporated a new insurance company, Itau XL Seguros Corporativos S.A. (Itau
               XL), which will operate in the commercial and industrial insurance markets of large risk in Brazil. Thus, Itau is prepared to take advantage of the opportunites that will arise from the end of the monopoly of the Brazilian Reinsurance Institute.

          o It is also important to mention, the acquisition of Previtec Previdencia e Tecnologia Ltda and of SFR Softwares e Analises de Sistemas Ltda, specialized companies in providing management services to private pension companies and a joint acquisition with Lojas Americanas S.A., of Pandora Participacoes S.A., a company that holds the right to offer financial products and services, through the eletronic channel Shoptime and TV Shoptime.

     4. Itau paid or provided for its own taxes and contributions of R$ 6,220 million for the year. Additionally, the amount of R$ 9,131 million in taxes, directly levied on financial operations, was withheld and passed on from clients, and the taxes and contributions paid through the Itau network on account of clients reached R$ 109 billion.

     5. This year, Itau's preferred and common shares rose 30.8% and 26.5%, respectively, while the Bovespa index rose 30.7%. Itau's market value reached R$ 92,270 million at the end of 2006. The amount of interest on own capital provided for and distributed to the shareholders totaled R$ 2,212 million at the proportion of R$ 1.89 per share.

     6. Itau employed 59,921 people at the end of 2006 with a 17.4% increase for the year, mainly due to the acquisition of BankBoston's operations in Brazil, with 3,821 employees, and Orbitall, with 2,349 employees. Fixed compensation plus charges and benefits totaled R$ 4,015 million in the year. Welfare benefits granted to employees and their dependants totaled R$ 701 million. Itau invested R$ 69 million in education, training and development programs.

     7. Consolidated assets increased 37.6% in the year, totaling R$ 209,691 million. The loan portfolio, including endorsements and sureties, grew 38.2%, totaling R$ 93,648 million.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             55

          Noteworthy is the 42.2% increase in the credit to individuals segment, reaching R$ 40,487 million. In the very small, small and middle market company segment, the increase was 59.9%, reaching R$ 20,446 million. Total free, raised and managed own assets increased 43.3% in the year, totaling R$ 357,137 million. Savings deposits increased 15.8%. The total amount of technical provisions of insurance, pension plan and capitalization reached R$ 19,036 million, an increase of 30.0% in the year.

     8. Itau complied with all the requirements of Section 404 of the Sarbanes-Oxley Act in connection with the internal controls over the consolidated financial statements as of December 31, 2005, being one year ahead of the compliance deadline set by the US authorities and the first foreign bank listed in the NYSE (New York Stock Exchange) to achieve this result.

     9. In 2006, Itau continued to be the only Latin American Bank in the Dow Jones Sustainability Index (DJSI) since its creation, for seven consecutive years. It has also been selected, again, to be part of the share portfolio of the Business Sustainability Index (ISE) of Bovespa.

     10. For the first time, Moody's assigned to a Brazilian Bank, Itau, through its Cayman Branch, the investment grade rating for long-term foreign-currency debt securities. The deposit ratings of Banco Itau, Banco Itau BBA and Banco Itau Cayman Islands were also upgraded. Itau was considered the Best Brazilian Bank by Euromoney magazine (9th year in a row) and the Most Sustainable and Ethical Bank in Latin America by Latin Finance magazine and Management & Excellence consulting firm. Latin Finance magazine also considered Banco Itau the Bank of the Year 2006 in Latin America and the Caribbean, and Banco Itau BBA the Best Investment Bank in Brazil.

     11. Banco Itau Holding, Banco Itau, Banco Itau BBA, Banco Itau Europa and Banco Itau Buen Ayre adopted the revised version of the Ecuador Principles, which set forth the application of those principles for projects exceeding US$ 10 million. Itau also applies social and environmental assessment criteria for projects with amounts higher than R$ 5 million.

     12. In 2006, R$ 110 million were invested in social and cultural projects. The projects supported by Rouanet Law totaled R$ 28 million. Fundacao Itau Social, one of the creators of All for Education Commitment, developed several actions and initiatives aimimg at contributing to the access, stay, completion and success at school by children and young people. The "Itau Crianca" (Itau Child) Program, which mobilizes society with actions and programs that contribute to the full development of children and young people, in 2006, directly supported
          1.8 million children served by "Pastoral da Crianca", a religious institution for children support. Fundacao Itau Social invested its funds in 22 own projects and 144 supports to institutions. The third "Escrevendo o Futuro" (Writing the Future) Award took place with the participation of 15,461 schools, 33,449 teachers and 1.6 million students of the 4th and 5th grades of public elementary and middle schools in Brazil. Instituto Itau Cultural has reinforced its work in making the access to culture more democratic. In 2006, the initiatives at the Instituto's headquarters in Sao Paulo reached over 300 thousand people and 206 events took place in all Brazilian states.

Sao Paulo, February 12, 2007.

Olavo Egydio Setubal

Chairman of the Board of Directors

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             56

MANAGEMENT REPORT 2006

To our Stockholders:

We present the Management Report and financial statements of Banco Itau Holding Financeira S.A. (Itau Holding) and its subsidiaries for 2006, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

THE ECONOMY AND BANKING SECTOR

In 2006, there was a significant reduction in interest rates in the economy. The basic interest rate - Selic - ended 2006 at is lowest nominal level: 13.25% p.a. Concurrently, the inflation measured by consumer prices decreased, falling below the mean of the target. The reasons that contributed to a lower inflationary level include high actual interest rate of economy, lower pressure by managed prices and exchange valuation, the latter due to strong external accounts, with surpluses in the current and capital accounts. The lower interest rates scenario allowed for a decrease in the funding rate which, together with lower bank spreads, represented a reduction in loan rates in the industry.

The economic growth was a little higher than in 2005. However, differently from 2005, the domestic demand determined the activity level, as a consequence of the flexibilization of the monetary policy and increase in real salaries. Both investment and consumption grew more than GDP. The strong growth in bank loans contributed to the increase in the internal demand.

The volume of loans with free assets increased 23.6% in the year. Consequently, total loans of the financial system reached 34.3% of GDP in December, from a 31.2% level in December 2005.

For individuals, vehicle loans and increase in personal loans were noteworthy in 2006. For the latter, the strong increase in payroll advance loans was important. In the case of legal entities, the highlights were working capital, asset purchase and foreign onlending operations. Finally, the rapid increase in real estate loan, still resulting from legal changes occurred in prior years, should be emphasized.

Together with the higher loan offer, there was an expansion in funding in the banking industry, including savings deposits, encouraged by a relative better remuneration on this instrument.

Also noteworthy is the capital markets, which is more dynamic, with a large increase in funding. The primary issues of shares more than tripled. The issues of initial public offering are also worth mentioning. Debenture issues posted a 67% increase in the year.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             57

BANCO ITAU HOLDING FINANCEIRA S.A.

MAIN INVESTMENTS

o ACQUISITION OF BANKBOSTON

On May 1 and August 8, 2006, Itau Holding and Bank of America Corporation (BAC) entered into agreements for the acquisition of BankBoston (BKB) and subsidiary companies in Brazil, Chile and Uruguay by Itau Holding. On August 22, the Brazilian transaction was authorized by Bacen and was approved by the Extraordinary Stockholders' Meeting (ESM) on August 25, as from September 1, with the change of the company's name to Banco ItauBank S.A.. At ESMs held in December 26, stockholders approved the transfer of all shares of the capital stock of BankBoston's operations in Chile and Uruguay, converting them into Itau Holding's wholly-owned subsidiary companies, and on February 1, 2007, this operation was approved by Bacen. To complete the process, we are only awaiting the formalization of Uruguayan authority, which depended on Bacen's approval (Banco Central do Brasil).

These transaction were paid for through the issue of 68,518 thousand preferred shares and 20,537 thousand common shares of Itau Holding capital, corresponding to 7.44%. Therefore, BAC, 2nd largest bank in the world in market value, will become an important shareholder of Itau Holding.

Two members of the Board of Directors were elected: Geraldo Carbone, former president of BankBoston in Brazil and Guillhermo Alejandro Cortina, appointed by BAC.

The BankBoston operation in Brazil, which was named ItauBank, started immediately to operate under Itau Personnalite brand. The synergy resulting from keeping the network of branches and the integration of the BankBoston team guarantee the maintenance of the quality of customized services to high net worth individuals, while making available to these customers the conveniences of Banco Itau.

This operation will secure Itau Holding the leadership amongst private institutions in asset management, custody business and in the markets of large corporations and high net worth individuals and it will provide for the expansion of its operations into new markets in Latin America.

o ACQUISITION OF BANKBOSTON INTERNATIONAL AND BANKBOSTON TRUST COMPANY LIMITED BY BANCO ITAU EUROPA

Banco Itau Europa S.A. and its subsidiary Banco Itau Europa Luxembourg S.A. signed an agreement with Bank of America Corporation for the acquisition of the total capital of BankBoston International, with head offices in Miami, and BankBoston Trust Company Limited, with head offices in Nassau, which includes around 5,500 private banking clients in Latin America and a total volume of managed financial assets of around US$ 3.7 billion. This acquisition is subject to the approval of Banco de Portugal and authorities of the other countries involved.

This acquisition reinforces Itau Private Bank's strategic objective of becoming, within five years, one of three best and largest Private Banking operations for Latin American clients.

Itau Private Bank is one of the leaders in the Private Banking segment in Latin America. Banco Itau Europa is the business platform of Itau in Europe, operating in several market segments, such as the International Private Banking, through Banco Itau Europa Luxembourg.

o INCORPORATION OF ITAU XL SEGUROS CORPORATIVOS S.A.

On August 31, Itau and XL Capital Ltd. (XL), one of the major insurance companies worldwide in the large risk segment, incorporated a new insurance company, Itau XL Seguros Corporativos S.A. (Itau XL), which will operate in the commercial and industrial insurance markets of large risk in Brazil. The capital stock of the new insurance company amounts to approximately R$ 170 million, of which each partner holds 50% of ownership interests.

Itau XL will benefit from Itau's knowledge of and share in the Brazilian market and XL's expertise in the subscription of large-risk insurance. Moreover, it will access the XL reinsurance capacity, being prepared for a scenario of possible changes in the regulation of the reinsurance industry in Brazil.

Susep granted a preliminary approval for the preparation of the incorporation documents, which it shall further approve, but that already permits the new insurance company to start operations.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             58

o AGREEMENT BETWEEN BANCO ITAU AND SANTANDER BANESPA

With the approval by Japanese financial authorities granted on December 19, Banco Itau assumed the deposit and remittance operations of Santander Banespa in Japan, merging them with the operations of its branch in Tokyo. The transfer is the result of the agreement entered into on October 26 by both banks. With the transfer, the clients will continue to have the same services as before, in addition to the possibility of making withdrawals in automated teller machines of the Japanese postal service, access and operation via internet and an operational call center working 24/7.

o AGREEMENT BETWEEN ITAU HOLDING AND LOJAS AMERICANAS S.A. (LASA)

Itau Holding and LASA signed an association agreement, aiming to make a joint investment in the capital of Pandora Participacoes S.A., which holds the right to offer financial products and services, with exclusivity, to the clients of the TV Shoptime and the electronic channel Shoptime.

o ACQUISITION OF PREVITEC AND SFR

It is also important to mention the acquisition of 50% of the quotas of the companies Previtec Previdencia e Tecnologia Ltda, specialized companies in providing management services to private pension companies, including the development, maintainance, control and processing of managerial accounting systems.

MAIN FINANCIAL INDICATORS

---------------------------------------------------------------------------------------------------------
                                                                        2006         2005       CHANGE %
-------------------------------------------------------------------------------   ----------   ----------
INCOME - R$ MILLION
  Gross income from financial operations                                 12,530       11,157         12.3
  Income from services, insurance, pension plan and capitalization       17,167       14,417         19.1
  Expenses not related to interest (1)                                   15,660       10,703         46.3
  Operating income                                                        6,077        7,947        (23.5)
  Consolidated recurring net income                                       6,195        5,443         13.8
  Consolidated net income                                                 4,309        5,251        (17.9)
RESULTS PER SHARE - R$
  Consolidated recurring net income (2)                                    5.44         4.84         12.4
  Consolidated net income (2)                                              3.79         4.67        (19.0)
  Book value                                                              19.68        14.09         39.7
  Interest on capital and dividends                                        1.89         1.67         13.2
  Price per Preferred share (PN) (3)                                      74.62        57.05         30.8
  Market capitalization - R$ million (4)                                 92,270       61,935         49.0
BALANCE SHEET - R$ MILLION
  Total assets                                                          209,691      152,435         37.6
  Total loans (including endorsements and sureties)                      93,648       67,756         38.2
  Free, raised and managed own assets                                   357,137      249,306         43.3
  Subordinated debts                                                      4,566        4,584         (0.4)
  Consolidated stockholders' equity                                      23,564       15,560         51.4
  Referential equity (5)                                                 30,720       20,644         48.8
FINANCIAL RATIOS %
  Recurring return on average equity (6)                                   32.6         36.6
  Return on average equity (6)                                             22.7         35.3
  Return on average assets                                                  2.4          3.6
  Efficiency ratio (7)                                                     47.6         50.3
  Solvency ratio (Basel ratio) (8)                                         17.2         17.0
  Fixed assets ratio (8)                                                   35.1         26.1
=========================================================================================================

(1) Includes personnel expenses, other administrative expenses and tax expenses with CPMF and other taxes and other operating expenses.
(2) Calculated based on the weighted average of the number of outstanding shares.
(3)  Based on the average quotation of December.
(4) Calculated based on the average quotation of preferred shares on the last day of December.
(5) Capital basis, calculated according to BACEN Resolution 2,837, dated May 30, 2001, based on the economic and financial result.
(6) Represents the ratio between net income for the year and average stockholders' equity ((Dec + Sept + June + March + Dec)/5).
(7) Calculated based on international criteria defined in the Management Discussion and Analysis Report.
(8)  Position at December 31.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             59

HIGHLIGHTS

Consolidated net income without the effects of the BankBoston (BKB) acquisition totaled R$ 6,480 million with annualized return of 34.1% on average equity. When taking into account the effects of this acquisition, net income totaled R$ 4,309 million with return of 22.7%. Itau Holding paid or provided for its own taxes and contributions in the amount of R$ 6,220 million.

Stockholders' equity totaled R$ 23,564 million at the end of 2006, an increase of 51.4% in the year. The referential equity used for the purposes of calculating operating limits reached R$ 30,720 million.

Itau Holding's preferred and common shares rose 30.8% and 26.5%, respectively, as compared to the end of 2005, while the Bovespa index rose 30.7%. The market value of Itau Holding reached R$ 92,270 million at the end of 2006.

Consolidated assets totaled R$ 209,691 million, a 37.6% increase as compared to December 2005. The loan portfolio grew 38.2% as compared to December 2005, totaling R$ 93,648 million. Specific actions of the Bank, notably in the consumer credit and vehicles segment, together with the significant increase in the demand for credit by individuals, provided for significant increases in the portfolio in 2006. Credit to individuals portfolio increased 42.2%, reaching R$ 40,487 million, an increase of R$ 12,016 million in the year. The very small, small and middle market company segment posted a 59.9% growth as compared to December 2005, and the portfolio reached R$ 20,446 million.

Total free, raised and managed own assets increased 43.3% as compared to December 2005, totaling R$ 357,137 million. Savings accounts deposits grew 15.8%.

Itau Holding's total service network totaled 3,383 branches and service centers, 820 elecronic service centers in companies, 834 Taii stores. The ATM network totaled 23,096 units.

The efficiency of Banco Itau's service structure and the continuous improvement of its products and services are supported by consistent investments in technology. In 2006, funds invested in IT totaled R$ 1,858 million. During the year, clients carried out 2.7 billion transactions in self-service. The ATM network accounts for over 40% of convenience operations carried out directly by clients, exceeding 1 billion transactions. Computer accesses, available to 4.8 million registered clients, totaled 744 million. A total of 857 million transactions were carried out by phone, fax, automatic debit systems and purchases with debit cards.

The efficiency ratio reached 47.6%, posting a significant improvement as compared to 50.3% in 2005. This reflects the continuous effort for cost control and revenue increase.

In 2006, the vehicle loan and lease portfolio totaled R$ 18.014 million, an increase of 64.7% as compared to 2005. This performance led Itau to its current leading position in the vehicle loan market, with a market share of 23%.

Itau leads the credit card issuing market in Brazil. At the end of 2006, total cards amounted to 13.4 million, accounting for revenues of R$ 35.3 billion and representing 23.5% of the market.

In 2006, Banco Itau's financial segment - grouped under Taii brand - continued expanding its consumer credit operations. In this period, business units increased the number of stores, expanded the offer of financial services and products and made the existing customer base more profitable. At the end of 2006, consumer credit operations had 5.8 million clients and R$ 3,228 million in receivables.

In 2006, Insurance, Pension Plan and Capitalization operations were integrated, improving their synergy and efficiency gain through the joint management of the businesses. Itau Seguros and its subsidiaries reached R$ 2,547 million in premiums earned for the year, representing a 5.2% increase as compared to 2005. Itau Vida e Previdencia's revenue reached R$ 593 million related to premiums issued in life insurance, a 8.3% increase as compared to the same period of the prior year. Technical provisions of Insurance and Pension Plan totaled R$ 17,909 million. Technical provisions of capitalization amounted to R$ 1,127 million in the period. Funds raised from the sale of Pension Plan and VGBL products reached R$ 4,158 million in 2006, representing an increase of 23.6% as compared to 2005.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             60

Banco Itau BBA, specialized in corporate and investment banking, is characterized by its focus on the sustainability and leadership in investment banking activities, intensification of activities in the international area, with emphasis on the big company market in Argentina, growth of structured and derivative operations, and continuous development of cash management products and services. In 2006, Banco Itau BBA participated in debenture and promissory notes operations totaling R$ 24.2 billion and Credit Rights Investment Funds
(FDIC) totaling R$ 1.7 billion. In the Anbid (National Association of Investment Banks) ranking, including operations up to November 2006, Banco Itau BBA was ranked first in origination of fixed income and FDIC operations, with market share of 25% and 50%, respectively.

In variable income, Banco Itau BBA was the coordinator and bookrunner of seven initial public offerings that totaled R$ 3.9 billion and of four subsequent public offerings that amounted to R$ 3.4 billion. These offerings represented 26% of total public offerings carried out in 2006, positioning Banco Itau BBA among the three most active institutions in the variable income market, in accordance with the Anbid ranking.

Itau Holding employed 59,921 people at the end of 2006, an increase of 17.4% as compared to 2005, mainly due to the acquisition of BankBoston's operations in Brazil, with 3,821 employees, and Orbitall, with 2,349 employees. The employee's fixed compensation plus charges and benefits totaled R$ 4,015 million in the year. Welfare benefits granted to employees and their dependents totaled R$ 701 million. In addition, Itau also invested R$ 69 million in education, training and development programs.

SARBANES-OXLEY ACT - SECTION 404

Itau complied with all the requirements of Section 404 of the Sarbanes-Oxley Act in connection with the internal controls over the consolidated financial statements as of December 31, 2005, being one year ahead of the compliance deadline set by the US authorities and the first foreign bank listed in the NYSE (New York Stock Exchange) to achieve this result. This process involved an extensive assessment work of risks related to the disclosure of the financial statements and the identification and testing of the respective controls in addition to the preparation of the formal documentation of all these tasks.

The work required for the December 31, 2006, which should be filed with SEC (Securities and Exchange Commission) by June 30, 2007, is in normal course and in accordance with the schedule established.

SUSTAINABILITY INDEXES

In 2006, Itau continued to be the only Latin American bank in the Dow Jones Sustainability Index (DJSI) since its creation, for seven consecutive years. This index is composed of a selected group of 318 companies from all over the world. The DJSI is the most respected global index made up of shares of companies recognized by their corporate sustainability, and it is considered to be an important benchmark for foreign investors that seek investments and diversified products.

Once again, Itau is included in the share portfolio of the Business Sustainability Index of Bovespa (ISE). In this new portfolio, in effect from December 2006 to November 2007, 43 shares of 34 companies with recognized sustainable practices were included.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

In 2006, Banco Itau Holding, Banco Itau, Banco Itau BBA, Banco Itau Europa and Banco Itau Buen Ayre adopted the revised version of the Ecuador Principles, which set forth the application of those principles for projects exceeding US$ 10 million, consulting and improvement projects or the expansion of existing projects with significant social and environmental impact. Banco Itau carried out another funding operation from Inter-American Investment Corporation (IIC) in the amount of US$ 50 million. These funds were allocated to financing small and middle market companies based on the evaluation of their social and environmental conduct. Itau Holding also applies social and environmental assessment criteria for projects with amounts higher than R$ 5 million.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             61

The actions developed by Itau reflecting the Bank's commitment to sustainability also include discussions with the corporate community associated with the Bank. As a result, the Bank held the first "Itau Discussion on Sustainability" event in Sao Paulo. Another highlight was the diferentiated launch of Banco Itau's new social and environmental responsibility website aimed at the dissemination and sharing of the practices developed by the Bank.

In 2006 the external evaluation of implementation of Standard AA1000, aimed at involving the many Bank's stakeholders, was first put into action. Accordingly, in December the Bank held a meeting with a diversified group of people, representing diferent stakeholders that are related to the Bank in order to evaluate both Itau's 2005 Annual Report and Social Report aimed for their improvement.

With the participation of Unicef and "Pastoral da Crianca", a religious institution for children support, the Itau Crianca Program (Itau Child Program) was launched nationwide, directly supporting in 2006 1.8 million children served by the "Pastoral". The first stage was the disclosure of the Statute of Children and Adolescents (ECA) by means of a broad campaign. The second stage involved over 3,000 branches with an important role in this program to get the involvement from the community. During this stage, clients could donate child books by making use of this broad network. Two million books were eventually collected. The last stage of the Program in 2006 saw the disclosure of the Municipal Child and Adolescent Councils (CMDCAs) which reported to clients on the possible allocation of the individual and corporate income tax to the Child and Adolescent Rights Funds.

In line with the All for Education Commitment, in which Fundacao Itau Social was one of the creators, Itau developed several actions and initiatives aiming at contributing to the access, stay, completion and success at school by children and adolescents.

SOCIAL INVESTMENTS

In 2006, R$ 110 million were invested in social and cultural projects. The projects supported by Rouanet Law totaled R$ 28 million.

o FUNDACAO ITAU SOCIAL

Noteworthy in the year are the investments made by Fundacao Itau Social in 22 projects of its own and 144 supporting iniciatives to institutions with social actions aligned with their guidelines. The third "Escrevendo o Futuro" (Writing the Future) Award took place with the participation of 15,461 schools, 33,449 teachers and 1.6 million students of the 4th and 5th grades of public elemenary and middle schools in Brazil. The seventh edition of "Melhoria da Educacao no Municipio" Program (Improvement of Municipal Education) involving 139 municipalities of the State of Sao Paulo and 31 municipalities of the State of Piaui was completed. Within the Education and Participation Program, the "Tecendo Redes para a Educacao Integral" (Building Hammocks for Integral Education) National Seminar was held with the participation of over 1,300 teachers of civil society organizations and the Government who applied for the 2005 Itau-Unicef Award. The second "Jovens Urbanos" (Urban Young People) Program in Sao Paulo took place, and the activities for the implementation of the first "Jovens Urbanos" in Rio de Janeiro started. Also noteworthy was the III Seminar of Social Projects Economic Evaluation in Sao Paulo with the participation of 230 people.

o INSTITUTO ITAU CULTURAL

In 2006, the actions at the Instituto Itau Cultural's headquarters, in Sao Paulo, benefited over 300 thousand people. Over 206 events in all Brazilian states were produced. The "Rumos" (Directions) Program, the purpose of which is to support, map and promote the art and intellectual production in the country, received 377 applications for the Film and Video category from 20 states and 662 applications in the Dance category from 24 states. The Art and Technology segment received 221 applications. The five selected applications in the "Rumos Cinema e Video 2006-2007" (Film and Video Directions) were announced with meetings held and documentaries shown in 13 Brazilian cities, attracting 1,385 people. The "Rumos Danca 2006-2007" (Dance Directions) promoted seminars in 14 localities, attracting 1,116 people. The "Paradoxos Brasil" (Brazil Paradoxes) exhibition, composed of Visual Arts works, attracted 64,622 people to the institutions' headquarters. The fourth "Onda Cidada" (Communal Wave) program was carried out. A total of 64 representatives from 45 broadcasting companies of 11 states participated in the meeting of radios. Also noteworthy is the third international art and technology biennial exhibition organized by Itau Cultural.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             62

RATINGS AND AWARDS

For the first time Moody's assigned to a Brazilian bank, Itau Holding, through its Cayman branch, the investment grade rating for long-term foreign-currency debt securities. With this rating, the foreign securities issued by the Bank appreciated due to the market's perception of its soundness and great risk performance. It has also upgraded the deposit ratings of Banco Itau, Banco Itau BBA and Banco Itau Cayman Islands. It is important to highlight, the investment grade status of Banco Itau Europa (Baa1 by Moody's and BBB+ by Fitch Ratings), attributed to the bank since 2000.

Standard & Poor's (S&P) upgraded its local and foreign currency credit ratings from BB to BB+ assigned to Banco Itau in global scale. As a result, the Bank exceeds the long-term sovereign foreign currency credit rating (Brazil). This new rating places Banco Itau one step short of investment grade status.

Fitch Ratings upgraded the credit rating of short-term local currencies of Itau Holding, Banco Itau and Banco Itau BBA from B to F3, as well as those of long-term foreign currencies from BB to BB+. These upgrades confirm our capacity of settling financial commitments within the expected term.

Below we present some awards granted to the Bank in 2006:

     o    Best Bank in Latin America - Emerging Markets Magazine
     o 2006 Bank of the Year in Latin America and the Caribbean (granted to Itau) and Best Investment Bank in Brazil (granted to Banco Itau BBA) - Latin Finance Magazine
     o The Most Sustainable and Ethical Bank in Latin America - Latin Finance/Management & Excellence Magazine (2nd consecutive year)
     o    Best Brazilian Bank - Euromoney Magazine (9th year in a row)
     o    Best Private Bank in Brazil - Euromoney Magazine
     o Among the 10 most highly-regarded companies in Brazil - ranked 1st in the categories below: Bank and Private Pension Plan - TNS, InterSciense and Carta Capital
     o    The Best by Dinheiro - Bank category - Dinheiro Magazine
     o Advertiser to lead communications in future years - 1st place; Major advertisers in the Brazilian advertising history - 2nd place; and Best campaign in the Brazilian advertising history - "Feito para voce" (made for you)- 4th place - research from About Magazine

INDEPENDENT AUDITORS - CVM INSTRUCTION NO. 381

o PROCEDURES ADOPTED BY THE COMPANY

The policy adopted by Itau Holding, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based in the applicable regulation and internationally accepted principles that preserve the auditor's independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in Companies where he or she provides external audit services; and
(c) an auditor and audit client cannot promote the interest of its client.

During the period from January to December 2006, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

     o March 6, 2006 - Agreement for using an electronic library of international accounting standards - Itau Holding - Brazil;
     o June 5, 2006 - Consulting and advisory services agreement in order to resolve specific issues regarding tax, accounting and corporate structure issues - Banco Itau S.A.- Brazil;
     o August 23, 24 and 25, 2006 - Participation in the course on international accounting - Banco Itau S.A.- Brazil; and
     o November 21, 22 and 23, 2006 - Participation in the course on international accounting - Banco Itau S.A.- Brazil.

o SUMMARY OF THE INDEPENDENT AUDITORS' JUSTIFICATION - PRICEWATERHOUSECOOPERS

The provision of the above described professional services other than external audit does not affect the independence or the objectivity of the external audit of Itau Holding, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itau Holding is based on principles that preserve the independence of Independent Auditors, all of them considered in the provision of the referred services.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             63

CIRCULAR LETTER 3,068/01 OF CENTRAL BANK OF BRAZIL

Banco Itau Holding Financeira S.A. hereby represents to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,605 million, corresponding to only 3.5% of total securities held.

ACKNOWLEDGEMENTS

Once more we thank our stockholders and clients for their support and trust that provide motivation for attaining differentiated results and our employees for their work and dedication that have resulted in significant achievements.

(Approved at the Meeting of the Board of Directors held on February 12, 2007).

The complete financial statements and the Management Discussion and Analysis Report, which present further details on the results for the period, are available on the Itau Holding website (http://www.itauri.com).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             64

BANCO ITAU HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS                       ADVISORY BOARD
CHAIRMAN                                 FERNANDO DE ALMEIDA NOBRE NETO
OLAVO EGYDIO SETUBAL                     LICIO MEIRELLES FERREIRA
                                         LUIZ EDUARDO CAMPELLO
VICE-CHAIRMEN
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSE CARLOS MORAES ABREU                 APPOINTMENTS AND COMPENSATION COMMITTEE
ROBERTO EGYDIO SETUBAL                   PRESIDENT
                                         OLAVO EGYDIO SETUBAL
MEMBERS
ALCIDES LOPES TAPIAS                     MEMBERS
CARLOS DA CAMARA PESTANA                 ALFREDO EGYDIO ARRUDA VILLELA FILHO
FERNAO CARLOS BOTELHO BRACHER            CARLOS DA CAMARA PESTANA
GERALDO JOSE CARBONE                     FERNAO CARLOS BOTELHO BRACHER
GUILLERMO ALEJANDRO CORTINA              JOSE CARLOS MORAES ABREU
GUSTAVO JORGE LABOISSIERE LOYOLA         ROBERTO EGYDIO SETUBAL
HENRI PENCHAS                            ROBERTO TEIXEIRA DA COSTA
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA                             AUDIT COMMITTEE
ROBERTO TEIXEIRA DA COSTA                PRESIDENT
SERGIO SILVA DE FREITAS                  CARLOS DA CAMARA PESTANA
TEREZA CRISTINA GROSSI TOGNI
                                         MEMBERS
EXECUTIVE BOARD                          ALCIDES LOPES TAPIAS
CHIEF EXECUTIVE OFFICER                  TEREZA CRISTINA GROSSI TOGNI
ROBERTO EGYDIO SETUBAL
                                         DISCLOSURE AND TRADING COMMITTEE
SENIOR VICE-PRESIDENT                    ALFREDO EGYDIO SETUBAL
HENRI PENCHAS                            ALCIDES LOPES TAPIAS
                                         ALFREDO EGYDIO ARRUDA VILLELA FILHO
EXECUTIVE VICE-PRESIDENTS                ANTONIO CARLOS BARBOSA DE OLIVEIRA
ALFREDO EGYDIO SETUBAL*                  ANTONIO JACINTO MATIAS
CANDIDO BOTELHO BRACHER                  HENRI PENCHAS
                                         MARIA ELIZABETE VILLACA LOPES AMARO
LEGAL COUNSEL                            ROBERTO TEIXEIRA DA COSTA
LUCIANO DA SILVA AMARO                   SILVIO APARECIDO DE CARVALHO
                                         TEREZA CRISTINA GROSSI TOGNI
EXECUTIVE DIRECTORS
RODOLFO HENRIQUE FISCHER                 FISCAL COUNCIL
SILVIO APARECIDO DE CARVALHO             PRESIDENT
                                         IRAN SIQUEIRA LIMA
MANAGING DIRECTORS
JACKSON RICARDO GOMES                    MEMBERS
MARCO ANTONIO ANTUNES                    ALBERTO SOZIN FURUGUEM
WAGNER ROBERTO PUGLIESI                  FERNANDO ALVES DE ALMEIDA

INTERNATIONAL ADVISORY BOARD
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNAO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSE CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

* Investor Relations Officer

ACCOUNTANT
----------
JOSE MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             65

BANCO ITAU S.A.

PRESIDENT AND CHIEF EXECUTIVE OFFICER    MANAGING DIRECTORS
ROBERTO EGYDIO SETUBAL                   ALMIR VIGNOTO
                                         ANDRE DE MOURA MADARAS
SENIOR VICE-PRESIDENTS                   ANTONIO CARLOS RICHECKI RIBEIRO
ALFREDO EGYDIO SETUBAL                   ANTONIO SIVALDI ROBERTI FILHO
ANTONIO JACINTO MATIAS                   AURELIO JOSE DA SILVA PORTELLA
HENRI PENCHAS                            ARNALDO PEREIRA PINTO
RENATO ROBERTO CUOCO                     CARLOS EDUARDO DE MORI LUPORINI
                                         CARLOS EDUARDO MONICO
EXECUTIVE VICE-PRESIDENTS                CESAR PADOVAN
HELIO DE MENDONCA LIMA                   CICERO MARCUS DE ARAUJO
JOSE FRANCISCO CANEPA                    CRISTIANE MAGALHAES TEIXEIRA
RODOLFO HENRIQUE FISCHER                 EDELVER CARNOVALI
RONALD ANTON DE JONGH                    EDUARDO ALMEIDA PRADO
RUY VILLELA MORAES ABREU                 ERIVELTO CALDERAN CORREA
                                         FABIO WHITAKER VIDIGAL
LEGAL COUNSEL                            FERNANDO MARSELLA CHACON RUIZ
LUCIANO DA SILVA AMARO                   HELI DE ANDRADE
                                         JAIME AUGUSTO CHAVES
EXECUTIVE DIRECTORS                      JEAN MARTIN SIGRIST JUNIOR
ALEXANDRE DE BARROS                      JOAO ANTONIO DANTAS BEZERRA LEITE
CLAUDIO RUDGE ORTENBLAD                  JOAO COSTA
FERNANDO TADEU PEREZ                     JOAQUIM MARCONDES DE ANDRADE WESTIN
JOAO JACO HAZARABEDIAN                   JOSE ANTONIO LOPES
MARCO AMBROGIO CRESPI BONOMI             JULIO ABEL DE LIMA TABUACO
OSVALDO DO NASCIMENTO                    LUIS ANTONIO RODRIGUES
RICARDO VILLELA MARINO                   LUIZ ANTONIO NOGUEIRA DE FRANCA
SERGIO RIBEIRO DA COSTA WERLANG          LUIZ ANTONIO RIBEIRO
SILVIO APARECIDO DE CARVALHO             LUIZ ANTONIO RODRIGUES
                                         LUIZ EDUARDO ZAGO
SENIOR MANAGING DIRECTORS                LUIZ FERNANDO DE ASSUMPCAO FARIA
ANTONIO CARLOS MORELLI                   LUIZ MARCELO ALVES DE MORAES
ALEX WALDEMAR ZORNIG                     MANOEL ANTONIO GRANADO
ALEXANDRE ZAKIA ALBERT                   MARCELO BOOCK
CARLOS HENRIQUE MUSSOLINI                MARCELO HABICE DA MOTTA
JACKSON RICARDO GOMES                    MARCELO SANTOS RIBEIRO
JOSE GERALDO BORGES FERREIRA             MARCO ANTONIO ANTUNES
LUIZ ANTONIO FERNANDES VALENTE           MARCO ANTONIO SUDANO
LYWAL SALLES FILHO                       MARCOS ROBERTO CARNIELLI
MARCIO ANTONIO TEIXEIRA LINARES          MIGUEL BURGOS NETO
MARIA ELIZABETE VILACA LOPES AMARO       MOACYR ROBERTO FARTO CASTANHO
MAXIMO HERNANDEZ GONZALEZ                OSVALDO JOSE DAL FABBRO
NATALISIO DE ALMEIDA JUNIOR              PASCHOAL PIPOLO BAPTISTA
PAULO ROBERTO SOARES                     PATRICK PIERRE DELFOSSE
SANDRA NUNES DA CUNHA BOTEGUIM           RENATA HELENA  DE OLIVEIRA TUBINI
                                         RICARDO ORLANDO
                                         RICARDO TERENZI NEUENSCHWANDER
                                         SERGIO RICARDO BOREJO
                                         VALMA AVERSI PRIOLI

BANCO ITAU BBA S.A.                      VICE-PRESIDENT DIRECTORS - COMMERCIAL
                                         ALBERTO FERNANDES
BOARD OF DIRECTORS                       SERGIO AILTON SAURIN

CHAIRMAN                                 LEGAL COUNSEL
ROBERTO EGYDIO SETUBAL                   EZEQUIEL GRIN

VICE-CHAIRMEN                            DIRECTORS
FERNAO CARLOS BOTELHO BRACHER            ALEXANDRE ENRICO SILVA FIGLIOLINO
HENRI PENCHAS                            ANDRE LUIS TEIXEIRA RODRIGUES
                                         ANDRE LUIZ HELMEISTER
MEMBERS                                  ANDRE EMILIO KOK NETO
ALFREDO EGYDIO SETUBAL                   CAIO IBRAHIM DAVID
ANTONIO BELTRAN MARTINEZ                 ELAINE CRISTINA ZANATTA RODRIGUES
ANTONIO CARLOS BARBOSA DE OLIVEIRA        VASQUINHO
CANDIDO BOTELHO BRACHER                  FABIO FRAJBLAT GORODICHT
EDMAR LISBOA BACHA                       ABIO DE SOUZA QUEIROZ FERRAZ
EDUARDO MAZZILLI DE VASSIMON             FERNANDO ALCANTARA DE FIGUEREDO BEDA
JEAN-MARC ROBERT NOGUEIRA BAPTISTA       FERNANDO FONTES IUNES
 ETLIN                                   FRANCISCO PAULO COTE GIL
RODOLFO HENRIQUE FISCHER                 GILBERTO FRUSSA
SERGIO RIBEIRO DA COSTA WERLANG          GUSTAVO HENRIQUE PENHA TAVARES
                                         JOSE CARLOS GIACHINI
EXECUTIVE BOARD                          JOAO CARLOS DE GENOVA
                                         JOAO REGIS DA CRUZ NETO
CHIEF EXECUTIVE OFFICER                  JOSE IRINEU NUNES BRAGA
CANDIDO BOTELHO BRACHER                  LILIAN SALA PULZATTO KIEFER
                                         LUIS ALBERTO PIMENTA GARCIA
EXECUTIVE MANAGING VICE-PRESIDENTS       LUIZ HENRIQUE CAMPIGLIA
ANTONIO CARLOS BARBOSA DE OLIVEIRA       MARCELO MAZIERO
EDUARDO MAZZILLI DE VASSIMON             MARIA CRISTINA LASS
JEAN-MARC ROBERT NOGUEIRA BAPTISTA       MARIO LUCIO GURGEL PIRES
 ETLIN                                   MARIO LUIS BRUGNETTI
                                         MARIO LUIZ AMABILE
                                         ODAIR DIAS DA SILVA JUNIOR
                                         PAOLO SERGIO PELLEGRINI
                                         PAULO DE PAULA ABREU

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             66

ITAU  SEGUROS S.A.

CHIEF EXECUTIVE OFFICER
ROBERTO EGYDIO SETUBAL                   SENIOR MANAGING DIRECTOR
                                         JACQUES BERGMAN
SUPERINTENDENT DIRECTOR
OSVALDO DO NASCIMENTO

EXECUTIVE MANAGING VICE-PRESIDENT        MANAGING DIRECTORS
OLAVO EGYDIO SETUBAL JUNIOR              IDACELMO MENDES VIEIRA
                                         MANES ERLICHMAN NETO
EXECUTIVE DIRECTORS                      OSMAR MARCHINI
CARLOS EDUARDO DE MORI LUPORINI
CLAUDIO CESAR SANCHES
JOSE CARLOS MORAES ABREU FILHO

BANCO ITAUCRED FINANCIAMENTOS S.A.

CHIEF EXECUTIVE OFFICER
ROBERTO EGYDIO SETUBAL

MANAGING VICE-PRESIDENTS
JOSE FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

DIRECTORS
ADRIENNE PATRICE GUEDES DAIBERT (*)
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORREA
FERNANDO JOSE COSTA TELES
FLAVIO KITAHARA SOUSA
JACKSON RICARDO GOMES
JASON PETER CRAUFORD (**)
LUIS FERNANDO STAUB
LUIS OTAVIO MATIAS
LUIZ HENRIQUE DIDIER JUNIOR (**)
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MARIO MENDES AMADEU
MARIO WERNECK BRITTO
MAURICIO FERREIRA AGUDO ROMAO (**)
RODOLFO HENRIQUE FISCHER

(*)  - Elected at ASM of 09/01/06 - awaiting  BACEN's approval
(**) - Elected at ASM of 09/25/06 - awaiting BACEN's approval

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             67

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET (Note 2a)
(In thousands of Reais)

=========================================================================================================
ASSETS                                                                         12/31/2006     12/31/2005
---------------------------------------------------------------------------   ------------   ------------
CURRENT ASSETS                                                                 158,940,624    115,203,156
  CASH AND CASH EQUIVALENTS                                                      3,391,367      2,084,562
  INTERBANK INVESTMENTS (Notes 4a and 5)                                        29,816,172     22,046,168
    Money market                                                                20,363,830     12,638,814
    Money market - Assets Guaranteeing Technical Provisions -
     SUSEP (Note 10b)                                                              203,009        343,282
    Interbank deposits                                                           9,249,333      9,064,072
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)          36,696,065     24,988,339
    Own portfolio                                                               12,811,299      7,427,592
    Subject to repurchase commitments                                            2,201,020      1,494,811
    Pledged in guarantee                                                         2,623,231        617,413
    Derivative financial instruments                                             1,968,467      2,550,655
    Assets Guaranteeing Technical Provisions - PGBL/VGBL fund quotas
     (Note 10b)                                                                 14,323,595     10,214,972
    Assets Guaranteeing Technical Provisions - Other securities
     (Note 10b)                                                                  2,768,453      2,682,896
  INTERBANK ACCOUNTS                                                            15,187,398     13,324,882
    Pending settlement                                                              14,794         12,839
    Central Bank Deposits                                                       15,117,614     13,307,236
    National Housing System (SFH)                                                   30,106          1,291
    Correspondents                                                                  23,460          1,970
    Interbank onlendings                                                             1,424          1,546
  INTERBRANCH ACCOUNTS                                                              35,142         19,246
  LOAN, LEASE AND OTHER CREDIT OPERATIONS (NOTE 7)                              51,416,792     36,896,491
    Operations with Credit Granting Characteristics (Note 4d)                   55,924,622     40,237,298
    (Allowance for loan losses) (Note 4e)                                       (4,507,830)    (3,340,807)
  OTHER RECEIVABLES                                                             21,436,826     14,962,567
    Foreign exchange portfolio (Note 8)                                         12,872,015      7,707,411
    Income receivable                                                              773,395        595,892
    Insurance premiums receivable (Note 10b)                                       758,217        714,179
    Negotiation and intermediation of securities                                   753,772        945,393
    Sundry (Note 12a)                                                            6,279,427      4,999,692
  OTHER ASSETS (Note 4f)                                                           960,862        880,901
    Other assets                                                                   384,056        378,630
    (Valuation allowance)                                                          (68,537)       (95,563)
    Prepaid expenses (Note 12b)                                                    645,343        597,834

LONG-TERM RECEIVABLES                                                           46,165,214     34,356,913
  INTERBANK INVESTMENTS (Notes 4a and 5)                                         1,592,750        830,576
    Money market                                                                   259,845         32,092
    Money market - Assets Guaranteeing Technical Provisions - SUSEP
     (Note 10b)                                                                    514,963         85,819
    Interbank deposits                                                             817,942        712,665
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)           9,539,711      8,110,015
    Own portfolio                                                                6,389,392      4,890,102
    Subject to repurchase commitments                                              432,908      1,107,294
    Pledged in guarantee                                                           358,972        395,797
    Deposited with the Central Bank                                                131,247        121,305
    Derivative financial instruments                                             1,399,661        655,021
    Assets Guaranteeing Technical Provisions - Other securities (Note 10b)         827,531        940,496
  INTERBANK ACCOUNTS - NATIONAL HOUSING SYSTEM (SFH)                               354,747        362,834
  LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)                              25,300,940     19,631,902
    Operations with Credit Granting Characteristics (Note 4d)                   28,223,794     20,398,271
    (Allowance for loan losses) (Note 4e)                                       (2,922,854)      (766,369)
  OTHER RECEIVABLES                                                              8,643,496      4,572,054
    Negotiation and intermediation of securities                                         -         24,435
    Sundry (Note 12a)                                                            8,643,496      4,547,619
  OTHER ASSETS - PREPAID EXPENSES (Note 12b)                                       733,570        849,532

PERMANENT ASSETS                                                                 4,585,322      2,874,830
  INVESTMENTS (Notes 4g and 14a II)                                              2,010,341        749,208
    Investments in affiliates (Note 2a I)                                        1,779,561        587,724
    Other investments                                                              322,062        268,539
    (Allowance for loan losses)                                                    (91,282)      (107,055)
  FIXED ASSETS (Notes 4h and 14b)                                                2,071,224      1,835,740
    Real estates in use                                                          2,451,303      2,147,465
    Other fixed assets                                                           3,546,108      3,367,804
    (Accumulated depreciation)                                                  (3,926,187)    (3,679,529)
  OPERATING LEASE ASSETS (Note 4i)                                                  15,189         18,067
    Leased assets                                                                   19,231         18,552
    (Accumulated depreciation)                                                      (4,042)          (485)
  DEFERRED CHARGES (Notes 4j and 14b)                                              488,568        271,815
    Organization and expansion expenses                                            875,448        499,708
    (Accumulated amortization)                                                    (386,880)      (227,893)
TOTAL ASSETS                                                                   209,691,160    152,434,899
=========================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             68

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET (Note 2a)
(In thousands of Reais)

=========================================================================================================
LIABILITIES                                                                    12/31/2006     12/31/2005
---------------------------------------------------------------------------   ------------   ------------
CURRENT LIABILITIES                                                            118,541,890     87,027,097
  DEPOSITS (Notes 4a and 9b)                                                    56,455,326     45,704,420
    Demand deposits                                                             17,332,787     12,255,358
    Savings deposits                                                            22,911,960     19,782,601
    Interbank deposits                                                           2,142,590        645,530
    Time deposits                                                               12,303,689     12,586,822
    Other deposits                                                               1,764,300        434,109
  DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS
   (Notes 4a and 9c)                                                            18,925,696     10,272,349
    Own portfolio                                                               10,572,982      5,751,998
    Third-party portfolio                                                        8,352,714      4,520,351
  FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)             3,051,956        853,986
    Real estate notes                                                              194,577              -
    Mortgage notes                                                                 325,203              -
    Debentures                                                                   1,605,221        105,452
    Foreign borrowings through securities                                          926,955        748,534
  INTERBANK ACCOUNTS                                                               728,107         52,221
    Pending settlements                                                             23,157            179
    Correspondents                                                                 704,950         52,042
  INTERBRANCH ACCOUNTS                                                           1,446,639        990,712
    Third-party funds in transit                                                 1,445,785        989,132
    Internal transfer of funds                                                         854          1,580
    BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                                  4,750,276      4,014,281
    Borrowings                                                                   3,218,987      2,777,351
    Onlendings                                                                   1,531,289      1,236,930
  DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                             1,300,358      2,026,176
  TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION
   (Notes 4k and 10a)                                                            2,943,811      2,720,883
  OTHER LIABILITIES                                                             28,939,721     20,392,069
    Collection and payment of taxes and contributions                              221,019        206,185
    Foreign exchange portfolio (Note 8)                                         13,123,604      7,827,929
    Social and statutory (Note 15b II)                                           2,229,701      1,683,031
    Tax and social security contributions (Note 13c I)                           1,734,222      1,557,210
    Negotiation and intermediation of securities                                 1,097,787        939,885
    Credit card operations                                                       6,877,710      5,304,011
    Securitization of foreign payment orders (Note 9f)                             217,875        105,306
    Subordinated debts (Note 9g)                                                    61,900         72,743
    Sundry (Note 12c)                                                            3,375,903      2,695,769

LONG-TERM LIABILITIES                                                           66,208,922     48,653,647
  DEPOSITS (Notes 4a and 9b)                                                     4,717,548      4,815,315
    Interbank deposits                                                              24,394              -
    Time deposits                                                                4,693,154      4,815,315
  DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS - OWN PORTFOLIO
   (Notes 4a e 9c)                                                              20,419,012     11,758,301
    Own portfolio                                                               20,403,447     11,758,301
    Free Portfolio                                                                  15,565              -
  FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)             4,489,434      4,106,776
    Debentures                                                                   1,350,000      1,350,000
    Foreign borrowings through securities                                        3,139,434      2,756,776
    BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                                  5,766,790      5,141,991
    Borrowings                                                                   1,960,450      2,074,266
    Onlendings                                                                   3,806,340      3,067,725
  DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                               945,909        362,194
  TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION
   (NOTES 4K AND 10A)                                                           16,092,640     11,918,651
  OTHER LIABILITIES                                                             13,777,589     10,550,419
    Tax and social security contributions (Note 13c I)                           5,895,302      3,506,189
    Securitization of foreign payment orders (Note 9f)                           1,313,842      1,180,029
    Subordinated debts (Note 9g)                                                 4,504,490      4,511,678
    Sundry (Note 12c)                                                            2,063,955      1,352,523

DEFERRED INCOME                                                                     81,152         70,977

MINORITY INTEREST IN SUBSIDIARIES                                                1,294,725      1,123,522

STOCKHOLDERS' EQUITY (Note 15)                                                  23,564,471     15,559,656
    Capital                                                                     14,254,213      8,300,000
    Capital reserves                                                             1,290,005      1,289,969
    Revenue reserves                                                             8,979,586      6,981,648
    Adjustment to market value - securities and derivatives
     (Notes 4b, 4c and 6d)                                                         163,600        284,066
    (Treasury shares)                                                           (1,122,933)    (1,296,027)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     209,691,160    152,434,899
=========================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             69

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME (NOTE 2a)
(In thousands of Reais)

=============================================================================================================
                                                                                 01/01 TO         01/01 TO
                                                                                12/31/2006       12/31/2005
---------------------------------------------------------------------------   --------------   --------------
INCOME FROM FINANCIAL OPERATIONS                                                  29,740,487       20,292,190
  Loan, lease and other credit operations                                         18,295,781       12,949,461
  Securities and derivative financial instruments                                  8,339,986        4,377,615
  Insurance, pension plan and capitalization (Note 10c)                            2,117,128        1,893,555
  Foreign exchange operations                                                         67,820          146,184
  Compulsory deposits                                                                919,772          925,375

EXPENSES ON FINANCIAL OPERATIONS                                                 (11,706,169)      (6,308,222)
  Deposits received under securities repurchase agreements                        (9,276,922)      (4,758,254)
  Technical provisions for pension plan and capitalization (Note 10c)             (1,704,078)      (1,510,000)
  Borrowings and onlendings                                                         (725,169)         (39,968)

INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES                               18,034,318       13,983,968

RESULT OF LOAN LOSSES (Note 7d I)                                                 (5,504,622)      (2,827,254)
  Expense for allowance for loan losses                                           (6,447,640)      (3,716,278)
  Income from recovery of credits written off as loss                                943,018          889,024

GROSS INCOME FROM FINANCIAL OPERATIONS                                            12,529,696       11,156,714

OTHER OPERATING REVENUES (EXPENSES)                                               (6,452,768)      (3,209,355)
  Banking service fees (Note 12 d)                                                 9,096,573        7,737,051
    Asset management                                                               1,986,445        1,687,960
    Current account services                                                       1,548,991        1,385,454
    Credit cards                                                                   2,104,276        1,904,263
    Sureties and credits granted                                                   1,689,472        1,259,309
    Receipt services                                                                 908,815          838,809
    Other                                                                            858,574          661,256
  Result from insurance, pension plan and capitalization operations
   (Note 10c)                                                                      1,126,390          798,239
  Personnel expenses (Note 12e)                                                   (4,823,491)      (4,034,370)
  Other administrative expenses (Note 12f)                                        (5,840,923)      (4,916,453)
  Tax expenses (Notes 4m and 13a II)                                              (2,315,614)      (1,949,938)
  Equity in earnings of affiliates (Note 14a III)                                    294,367           53,958
  Other operating revenues (Note 12g)                                                558,998          517,816
  Other operating expenses (Note 12h)                                             (4,549,068)      (1,415,658)

OPERATING INCOME                                                                   6,076,928        7,947,359

NON-OPERATING INCOME (Note 12i)                                                      383,474           18,151

INCOME BEFORE TAXES ON NET INCOME AND PROFIT SHARING                               6,460,402        7,965,510

INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)                           (1,436,599)      (2,277,796)
  Due on operations for the period                                                (2,386,270)      (1,973,049)
  Related to temporary differences                                                   949,671         (304,747)

PROFIT SHARING                                                                      (669,753)        (480,962)
  Employees - Law 10,101 of 12/19/2000 (Note 21j)                                   (517,042)        (361,726)
  Officers - Statutory - Law 6,404 of 12/15/1976                                    (152,711)        (119,236)

MINORITY INTEREST IN SUBSIDIARIES                                                    (45,123)          44,582

NET INCOME                                                                         4,308,927        5,251,334
--------------------------------------------------------------------------------------------   --------------
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES                           1,138,059,902    1,123,485,433
NET INCOME PER SHARE - R$                                                               3.79             4.67
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 12/31)                                       19.68            14.09
=============================================================================================================
ELIMINATION OF THE EFFECTS OF THE BKB ACQUISITION (Notes 2a and 21i)               2,171,472                -
NET INCOME WITHOUT THE EFFECTS OF THE BKB ACQUISITION                              6,480,399        5,251,334
NET INCOME PER SHARE - R$                                                               5.69             4.67
=============================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             70

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (Note 2a)
(In thousands of Reais)

=============================================================================================================
                                                                                 01/01 TO         01/01 TO
                                                                                12/31/2006       12/31/2005
---------------------------------------------------------------------------   --------------   --------------
A - FINANCIAL RESOURCES WERE PROVIDED BY                                          62,722,496       29,364,058

  ADJUSTED NET INCOME                                                              7,755,044        5,771,678

    NET INCOME                                                                     4,308,927        5,251,334

    Adjusted net income                                                            3,446,117          520,344
       Depreciation and amortization                                                 659,859          612,756
       Equity in earnings of affiliates                                             (294,367)         (53,958)
       Amortization of goodwill on purchase of investments (Note 2a I)             3,111,934                -
       Other                                                                         (31,309)         (38,454)

  STOCKHOLDERS' RESOURCES                                                          6,083,464          115,690
       Capital incrase through acquisition of shares (Notes 2a I and 15a)          5,954,213                -
       Granting of stock options                                                     129,251          115,690

  THIRD PARTIES' RESOURCES ARISING FROM:                                          48,724,315       23,476,690
    - Increase in liabilities:                                                    48,080,358       20,783,531
       Deposits                                                                   10,653,139        8,489,905
       Deposits received under securities repurchase agreements                   17,314,058        5,932,232
       Funds from acceptance and issuance of securities                            2,580,628        1,529,799
       Borrowings and onlendings                                                   1,360,794                -
       Derivative financial instruments                                                    -        1,215,134
       Technical provisions for insurance, pension plan and capitalization         4,396,917        3,616,461
       Other liabilities                                                          11,774,822                -
    - Decrease in assets:                                                             68,703        2,379,115
       Other receivables                                                                   -        2,379,115
       Other assets                                                                   68,703                -
    - Changes in deferred income                                                      10,175           23,752
    - Disposal of assets and investments:                                            519,187          245,138
       Assets not for own use                                                        478,042          190,898
       Fixed assets                                                                   38,082           29,520
       Investments                                                                     3,063           24,720
    - Dividends received from affiliates                                              45,892           45,154
  CHANGES IN MINORITY INTEREST                                                       159,673                -

B - FINANCIAL RESOURCES WERE USED FOR                                             61,415,691       29,209,948

  INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR                          2,215,057        1,853,356

  PURCHASE OF TREASURY SHARES                                                         36,580        1,647,296

  INVESTMENTS IN:                                                                  5,372,825          649,681
    - Assets not for own use                                                         485,424          189,072
    - Fixed assets                                                                   801,448          433,418
    - Investments (Note 14a II)                                                      974,019           27,191
    - Goodwill in the Acquisition of BKB (Note 2a I)                               3,111,934                -

  DEFERRED CHARGES                                                                   353,338          134,346

  INCREASE IN ASSETS:                                                             53,295,788       22,928,603
    - Interbank investments                                                        8,532,178        3,130,072
    - Securities and derivative financial instruments                             13,368,542        4,208,942
    - Interbank and interbranch accounts                                             738,512        2,864,003
    - Loan, lease and other credit operations                                     20,189,339       12,174,882
    - Operating leasing operations                                                        97           18,552
    - Other receivables                                                           10,467,120                -
    - Other assets                                                                         -          532,152

  DECREASE IN LIABILITIES:                                                           142,103        1,989,908
    - Borrowings and onlendings                                                            -        1,361,694
    - Derivative financial instruments                                               142,103                -
    - Other liabilities                                                                    -          628,214
  CHANGES IN MINORITY INTEREST                                                             -            6,758

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                           1,306,805          154,110

CHANGES IN FINANCIAL POSITION
---------------------------------------------------------------------------   --------------   --------------
CASH AND CASH EQUIVALENTS:
    - At the beginning of the period                                               2,084,562        1,930,452
    - At the end of the period                                                     3,391,367        2,084,562
    - Increase (decrease)                                                          1,306,805          154,110
=============================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             71

BANCO ITAU HOLDING FINANCEIRA S.A.
BALANCE SHEET
(In thousands of reais)

=============================================================================================================
ASSETS                                                                          12/31/2006       12/31/2005
--------------------------------------------------------------------------------------------   --------------
CURRENT ASSETS                                                                     1,017,668        1,083,001

  CASH AND CASH EQUIVALENTS                                                          114,481              281

  INTERBANK INVESTMENTS (Notes 4a and 5)                                              53,999          341,423
     Money market                                                                     53,999          160,199
     Interbank deposits                                                                    -          181,224

  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b and 4c)                    1,986           10,536
     Own Portfolio                                                                       743            9,930
     Pledged in guarantee                                                                  -              514
     Derivative Financial Instruments (Note 6f)                                        1,243               92

  OTHER CREDITS                                                                      844,392          728,804
     Income receivable (Note 14a I)                                                  458,935          381,637
     Sundry (Note 12a)                                                               385,457          347,167

  OTHER ASSETS - PREPAID EXPENSES                                                      2,810            1,957

LONG-TERM RECEIVABLES                                                                906,322          551,399

  SHORT-TERM INTERBANK DEPOSITS - INTERBANK DEPOSITS (Notes 4a and 5)                583,385          496,622
  SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b and 4c)                   19,620           49,767
     Own Portfolio                                                                    18,728           18,832
     Pledged in guarantee                                                                892                -
     Derivative Financial Instruments (Note 6f)                                            -           30,935
  OTHER RECEIVABLES - SUNDRY (Note 12a)                                              303,317            5,010

PERMANENT ASSETS                                                                  26,870,247       16,223,990

  INVESTMENTS - INVESTMENTS IN SUBSIDIARIES (Notes 4g and 14 a I)                 26,869,883       16,223,720

  FIXED ASSETS AND DEFERRED CHARGES (Note 4h)                                            364              270

TOTAL ASSETS                                                                      28,794,237       17,858,390
=============================================================================================================
LIABILITIES
--------------------------------------------------------------------------------------------   --------------
CURRENT LIABILITIES                                                                1,795,546        1,414,941

     DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                               53,906                -
     OTHER LIABILITIES                                                             1,741,640        1,414,941
       Social and statutory (Note 15b II)                                          1,621,431        1,277,088
       Tax and social security contributions (Note 13c I)                             53,647            1,448
       Sundry (Note 12c)                                                              66,562          136,405

LONG-TERM LIABILITIES                                                                 63,112           22,887
     DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                                   29           16,778
     OTHER LIABILITIES                                                                63,083            6,109
       Tax and social security contributions (Note 13c I)                             61,772            6,109
       Sundry (Note 12c)                                                               1,311                -

STOCKHOLDERS' EQUITY (Note 15)                                                    26,935,579       16,420,562
     Capital                                                                      14,254,213        8,300,000
     Capital reserves                                                              1,290,005        1,289,969
     Revenue reserves                                                             12,350,694        7,842,554
     Adjustment to market value - securities and derivatives                         163,600          284,066
     (Treasury shares)                                                            (1,122,933)      (1,296,027)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        28,794,237       17,858,390
=============================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             72

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF INCOME
(In thousands of Reais)

=====================================================================================================================
                                                                        2ND HALF         01/01 TO         01/01 TO
                                                                          2006          12/31/2006       12/31/2005
-----------------------------------------------------------------------------------   --------------   --------------
INCOME FROM FINANCIAL OPERATIONS                                             35,220           95,125          102,603
   Securities and derivative financial instruments                           35,220           95,125          102,603

EXPENSES ON FINANCIAL OPERATIONS                                             (1,106)          (2,918)         (12,901)
   Money market                                                              (1,106)          (2,918)         (12,901)

GROSS INCOME FROM FINANCIAL OPERATIONS                                       34,114           92,207           89,702

OTHER OPERATING REVENUES (EXPENSES)                                       3,264,699        6,573,519        5,070,588
   Personnel expenses                                                       (10,197)         (20,902)         (13,438)
   Other administrative expenses                                            (21,299)         (35,449)         (21,286)
   Tax expenses (Note 13a II)                                               (59,053)         (77,794)         (74,323)
   Equity in earnings of affiliates (Note 14a I)                          3,353,273        6,705,691        5,177,908
   Other operating revenues (expenses)                                        1,975            1,973            1,727

OPERATING INCOME                                                          3,298,813        6,665,726        5,160,290

NON-OPERATING INCOME                                                          1,337            1,384               (7)

INCOME BEFORE TAXES ON NET INCOME AND PROFIT SHARING                      3,300,150        6,667,110        5,160,283

INCOME TAX AND SOCIAL CONTRIBUTION (Note 13a I)                              25,356          158,212          166,791
   Due on operations for the period                                         (55,855)         (56,407)          (6,927)
   Related to temporary differences                                          81,211          214,619          173,718

PROFIT SHARING                                                               (3,334)          (6,193)          (5,601)
   Employees - Law 10,101 of 12/19/2000                                      (1,152)          (1,798)          (1,537)
   Officers - Statutory - Law 6,404 of 12/15/1976                            (2,182)          (4,395)          (4,064)

NET INCOME                                                                3,322,172        6,819,129        5,321,473
---------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES (Note 15a)                        1,138,059,902    1,123,485,433
NET INCOME PER SHARE - R$                                                                       5.99             4.74
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 12/31)                                               22.50            14.87
=====================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             73

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (NOTE 15)
(In thousands of Reais)

===================================================================================================================================
                                                                                 ADJUSTMENT
                                                                                  TO MARKET
                                                                                   VALUE -
                                                                                 SECURITIES
                                                         CAPITAL      REVENUE        AND       RETAINED     (TREASURY
                                            CAPITAL      RESERVES     RESERVES   DERIVATIVES   EARNINGS      SHARES)       TOTAL
-----------------------------------------------------  -----------  -----------  -----------  -----------  -----------  -----------
BALANCES AT 07/01/2006                      8,300,000    1,290,005   10,308,183      179,796            -   (1,123,376)  18,954,608
Capital increase - (Note 2a)                5,954,213            -            -            -            -            -    5,954,213
    Merger of shares - ESM of 08/25/2006    4,581,120            -            -            -            -            -    4,581,120
    Merger of shares - ESM of 12/26/2006    1,373,093            -            -            -            -            -    1,373,093
Treasury shares                                     -            -      (13,802)           -            -          443      (13,359)
    Purchase of Treasury Shares                     -            -            -            -            -      (34,026)     (34,026)
    Stock options granted -
     exercised options                              -            -      (13,802)           -            -       34,469       20,667
Change in adjustment to market value                -            -        1,669      (16,196)           -            -      (14,527)
Net Income                                          -            -            -            -    3,322,172            -    3,322,172
Appropriations:
    Legal reserve                                   -            -      166,109            -     (166,109)           -            -
    Statutory reserves                              -            -    1,888,535            -   (1,888,535)           -            -
    Dividends and interest on capital               -            -            -            -   (1,267,528)           -   (1,267,528)
BALANCES AT 12/31/2006                     14,254,213    1,290,005   12,350,694      163,600            -   (1,122,933)  26,935,579
-----------------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                       5,954,213            -    2,042,511      (16,196)           -          443    7,980,971
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT 01/01/2005                      8,101,000    2,183,867    4,477,203      472,940            -     (475,253)  14,759,757
Prior years' adjustments                            -            -            -            -      (86,943)           -      (86,943)
Capitalization of reserves -O/ESM
 of 04/27/2005                                199,000     (199,000)           -            -            -            -            -
Restatement of equity securities
 and reserves related to tax incentives             -          111            -            -            -            -          111
Treasury shares                                     -     (695,009)     (15,823)           -            -     (820,774)  (1,531,606)
    Purchase of treasury shares                     -            -            -            -            -   (1,647,296)  (1,647,296)
    Stock options granted -
     exercised options                              -            -      (15,823)           -            -      131,513      115,690
    Cancellation of treasury shares -
     O/ESM of 04/27/2005                            -     (695,009)           -            -            -      695,009            -
Change in adjustment to market value                -            -            -     (188,874)           -            -     (188,874)
Complementary interest on capital paid
 on 03/14/2005 - Fiscal year 2004                   -            -       (1,223)           -            -            -       (1,223)
Net Income                                          -            -            -            -    5,321,473            -    5,321,473
Appropriations:
    Legal reserve                                   -            -      266,074            -     (266,074)           -            -
    Statutory reserves                              -            -    3,116,323            -   (3,116,323)           -            -
    Interest on capital                             -            -            -            -   (1,852,133)           -   (1,852,133)
BALANCES AT 12/31/2005                      8,300,000    1,289,969    7,842,554      284,066            -   (1,296,027)  16,420,562
-----------------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                         199,000     (893,898)   3,365,351     (188,874)           -     (820,774)   1,660,805
-----------------------------------------------------------------------------------------------------------------------------------
Capital increase - (Note 2a)                5,954,213            -            -            -            -            -    5,954,213
    Merger of shares - ESM of 08/25/2006    4,581,120            -            -            -            -            -    4,581,120
    Merger of shares - ESM of 12/26/2006    1,373,093            -            -            -            -            -    1,373,093
Restatement of equity securities                    -           36            -            -            -            -           36
Treasury shares                                     -            -      (80,423)           -            -      173,094       92,671
    Purchase of treasury shares                     -            -            -            -            -      (36,580)     (36,580)
    Stock options granted -
     exercised options                              -            -      (80,423)           -            -      209,674      129,251
Change in adjustment to market value                -            -      (15,509)    (120,466)           -            -     (135,975)
Complementary interest on capital paid
 on 03/13/2006 - Fiscal year 2005                   -            -       (2,895)           -            -            -       (2,895)
Net Income                                          -            -            -            -    6,819,129            -    6,819,129
Appropriations:
    Legal reserve                                   -            -      340,956            -     (340,956)           -            -
    Statutory reserves                              -            -    4,266,011            -   (4,266,011)           -            -
    Dividends and interest on capital               -            -            -            -   (2,212,162)           -   (2,212,162)
BALANCES AT 12/31/2006                     14,254,213    1,290,005   12,350,694      163,600            -   (1,122,933)  26,935,579
-----------------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                       5,954,213           36    4,508,140     (120,466)           -      173,094   10,515,017
-----------------------------------------------------------------------------------------------------------------------------------

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             74

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

======================================================================================================================
                                                                              2ND HALF       01/01 TO       01/01 TO
                                                                                2006        12/31/2006     12/31/2005
----------------------------------------------------------------------------------------   ------------   ------------
A - FINANCIAL RESOURCES WERE PROVIDED BY                                       8,446,961      8,853,844      4,406,872

    ADJUSTED NET INCOME (LOSS)                                                   (31,031)       113,560        143,602
      Net Income                                                               3,322,172      6,819,129      5,321,473
      - Adjustments to net income                                             (3,353,203)    (6,705,569)    (5,177,871)
          Equity in earnings of affiliates                                    (3,353,273)    (6,705,691)    (5,177,908)
          Depreciation and amortization                                               70            122             37
    STOCKHOLDERS' RESOURCES                                                    5,974,880      6,083,464        115,690
      Capital increase through acquisition of shares (Notes 2a I and 15a)      5,954,213      5,954,213              -
      Stock options granted - exercised options                                   20,667        129,251        115,690
    THIRD PARTIES' RESOURCES ARISING FROM:                                     2,503,112      2,656,820      4,147,580
      - Increase in liabilities:                                                 890,117        420,830        352,543
          Derivative financial instruments                                        16,343         37,157         16,217
          Other Liabilities                                                      873,774        383,673        336,326
      - Decrease in assets:                                                       75,702        238,868              -
          Interbank investments                                                        -        200,661              -
          Securities and derivative financial instruments                         75,702         38,207              -
      - Interest on capital and dividends received from subsidiaries           1,537,293      1,997,122      3,795,037

B - FINANCIAL RESOURCES WERE USED FOR                                          8,332,586      8,739,644      4,406,636
    INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR                    1,267,528      2,215,057      1,853,356
    PURCHASE OF TREASURY SHARES                                                   34,026         36,580      1,647,296
    INVESTMENTS IN:                                                            6,072,057      6,073,295         46,513
      Investments - additions in subsidiaries                                  6,071,979      6,073,079         46,206
      Fixed assets/deferred charges                                                   78            216            307
    INCREASE IN ASSETS:                                                          958,975        414,712        859,471
      - Interbank investments                                                    272,448              -        688,402
      - Securities and derivative financial instruments                                -              -          1,833
      - Other credits and assets                                                 686,527        414,712        169,236

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                         114,375        114,200            236

CHANGES IN FINANCIAL POSITION
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
      - At the beginning of the period                                               106            281             45
      - At the end of the period                                                 114,481        114,481            281
      - Increase (decrease)                                                      114,375        114,200            236
======================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             75

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                       NOTES TO THE FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
                             (In thousands of Reais)

NOTE 1 - OPERATIONS

Banco Itau Holding Financeira S.A. (ITAU HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             76

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

a)   PRESENTATION OF THE FINANCIAL STATEMENTS

     The financial statements of ITAU HOLDING and of its subsidiaries (ITAU HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council
     (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

     I - BKB Operation

          On May 1 and August 8, 2006, ITAU HOLDING and Bank of America Corporation (BAC) entered into agreements for the acquisition, by ITAU HOLDING, of the operations of BankBoston (BKB) and subsidiary companies in Brazil, Chile and Uruguay. On August 22, 2006 the operation was approved by BACEN and, at the ESM held on August 25, 2006, its implementation was approved as from September 1, 2006, and its company name was changed to Banco ItauBank S.A. At the ESM held on December 26, 2006, stockholders approved the transfer of all shares making up the capital stock of BKB companies in Chile and Uruguay, converting them into ITAU HOLDING's wholly-owned subsidiary companies, and on February 1, 2007 this operation was approved by BACEN.

          The acquisitions of BKB's investments were approved in the form of delivery of funds amounting to R$ 2,331 and preferred and common shares arising from the capital increase of ITAU HOLDING in the amount of R$ 5,954,213, representing 7.44% of ITAU HOLDING's total capital stock (Note 15a).

          The acquisition price was established based on the economic value of BKB at April 30, 2006 and the share replacement ratio, based on the average quotation of ITAU HOLDING's preferred shares in the trading carried out at the Sao Paulo Stock Exchange in the period between February 21, 2006 and April 24, 2006.

          The balance sheets of BKB as of April 30, 2006 were the basis for the determination of goodwill and included a provision for corporate restructuring in the amount of R$ 281,511 which, net of tax effects, represented R$ 192,319. The related goodwill determined by ITAU HOLDING was R$ 3,111,934, fully amortized in the consolidated financial statements, and which, net of tax effects, represented R$ 2,182,401. The results of BKB for the period from May 1, 2006 to December 31, 2006 were recognized in the statement of income of ITAU HOLDING for the year.

          In order to provide for a better understanding of the result for the period, the Consolidated Statement of Income presents a disclosure of the "Net Income Without the Effects of BKB Acquisition", whereas the acquisition effect is presented in a single account named "Elimination of Effects of BKB Acquisition" (Note 21i).

          The acquisition of BKB Chile and Uruguay is recognized in the Balance Sheet and Statement of Income in Investments in Affiliates under Investments and Equity in Earnings of Affiliates, respectively. The inclusion of these companies in the consolidation process will take place in the first quarter of 2007.

          In the fourth quarter of 2006, the Credit Card and Corporate operations, in view of the operational integration with ITAU through the split of BKB on October 1, 2006, were transferred to Banco Itaucard S.A. and Banco Itau BBA S.A., respectively; therefore, the Consolidated Financial Statements for the year ended December 31, 2006 and related notes do not present the "Without BKB" data as previously disclosed in the statements and notes for the period ended September 30, 2006.

     II - Other Procedures

          As set forth in the sole paragraph of article 7 of BACEN Circular Letter 3,068, of November 8, 2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             77

          The receivables, arising from purchases made by cardholders, are included in Loan, Lease and Other Credit Operations - Operations with Credit Cards. The resources related to these amounts are included in Other Liabilities - Credit Card Operations. Capital Lease Operations are presented, at present value, in the Balance Sheet, and related income and expenses, which represent the financial result of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities - Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

B)   CONSOLIDATION

     As set forth in paragraph 1, article 2, of BACEN Circular Letter 2,804, of February 11, 1998, the financial statements of ITAU HOLDING comprise the consolidation of its foreign subsidiary companies.

     Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts (Note 13b ll). Up to March 31, 2006, Operations with Credit Granting Characteristics and Allowance for Loan Losses were presented in the Balance Sheet net of additional write-offs, related to fully provisioned operations, and which recovery is considered remote by Management. As from the second quarter of 2006, the credit assignment procedure started being adopted for part of the operations with these characteristics (Note 7e). The effects of the Foreign Exchange Variation on investments abroad are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

     The difference in Net Income and Stockholders' Equity between ITAU HOLDING and ITAU HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profits (losses) arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill on the acquisition of investments and the recognition of deferred tax assets:

     I- In ITAU HOLDING, the goodwill recorded in subsidiaries, mainly originated from the acquisition of BKB operations in Brazil, Chile and Uruguay, from the partnership to incorporate Financeira Itau CBD and Americanas Itau, and from the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or by the realization of investments, in order to: a) avoid an unnecessary decrease in its Stockholders' Equity for operating limits computation purposes; b) avoid an unnecessary capital increase; and c) obtain better compliance with market accounting practices.

         In ITAU HOLDING CONSOLIDATED, this goodwill is fully amortized in the years when these investments occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

     II- In BANCO BANESTADO S.A. (BANESTADO) and in ITAU HOLDING CONSOLIDATED, deferred tax assets are recorded at amounts considered adequate in relation to expected future earnings.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             78

The consolidated financial statements comprise ITAU HOLDING and its direct and indirect subsidiaries, among which we highlight:

==========================================================================================================
                                                                                          INTEREST %
                                                                                   -----------------------
                                                                                   12/31/2006   12/31/2005
----------------------------------------------------------------------------------------------------------
BANKING AND FINANCIAL ACTIVITIES
  Banco Itau S.A.                                                                      100.00       100.00
  Banco Itau BBA S.A.                                                                   95.75        95.75
  Banco ItauBank S.A. (Note 2a)                                                        100.00            -
  Banco Itaucred Financiamentos S.A.                                                    99.99        99.99
  Banco Fiat S.A.                                                                       99.99        99.99
  Banco Itau Buen Ayre S.A.                                                             99.99        99.99
  Banco Itau Europa Luxembourg S.A.                                         (1)         19.52        19.52
  Banco Itau Europa, S.A.                                                   (1)         19.53        19.53
  Itau Bank, Ltd.                                                                      100.00       100.00
  Cia Itauleasing de Arrendamento Mercantil                                             99.99        99.99
  ItauBank Leasing S.A. Arrendamento Mercantil (Note 2a)                                99.99            -
  Itau Corretora de Valores S.A.                                                        99.99        99.99
  Financeira Itau CBD S.A. - Credito, Financiamento e Investimento          (2)         50.00        50.00
  Financeira Americanas Itau S.A. Credito, Financiamento e Investimento   (3)(6)        50.00        50.00
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
  Itau Seguros S.A.                                                                    100.00       100.00
  Itau Vida e Previdencia S.A.                                                         100.00        99.99
  Cia. Itau de Capitalizacao                                                            99.99        99.99
  Itau XL Seguros Corporativos S.A.                                         (2)         50.00            -
CREDIT CARD ADMINISTRATION ACTIVITIES
  Banco Itaucard S.A.                                                       (4)         99.99        99.99
  Credicard Banco S.A.                                                    (5)(6)            -        50.00
  Banco Itau Cartoes S.A.                                                               99.99            -
  Orbitall Servicos e Processamento e Informatizacao Comercial S.A.                    100.00       100.00
  Redecard S.A.                                                             (6)         31.94        31.94
CONSORTIUM GROUPS ADMINISTRATION
  Fiat Administradora de Consorcios Ltda.                                               99.99        99.99
  Itau Administradora de Consorcios Ltda.                                               99.99        99.99
NON-FINANCIAL INSTITUTIONS
  Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA                             100.00       100.00
  Itausa Export S.A.                                                        (1)         22.23        22.23
  Serasa S.A.                                                               (6)         32.54        32.54
==========================================================================================================

(1) Affiliated companies included in consolidation, duly authorized by CVM, for a better of the economic unit. Controlled by Itausa - presentation Investimentos Itau S.A. (ITAUSA).
(2) Company with shared control, fully included in consolidation, as authorized by CVM, in view of the business management by ITAU HOLDING.
(3) Investment set up on April 27, 2005 and approved to operate by BACEN on February 21, 2006.
(4) New company name of Itaucard Financeira S.A. Credito, Financiamento e Investimento, approved by BACEN on April 25, 2006.
(5) Company proportionally incorporated by Banco Itau Cartoes S.A. on April 30, 2006.
(6)  Companies with shared control included proportionally in consolidation.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             79

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at December 31, 2006, obtained from the unconsolidated financial statements (the initial basis for determining the financial system and economic-financial consolidated amounts), according to present regulation, are as follows:

==================================================================================
                                             FINANCIAL SYSTEM   ECONOMIC-FINANCIAL
                                             CONSOLIDATED (1)    CONSOLIDATED (2)
----------------------------------------------------------------------------------
Referential equity (3)                             30,664,744           30,719,710
Basel ratio (4)                                          18.1%                17.2%
  Tier I                                                 16.6%                15.8%
  Tier II                                                 1.5%                 1.4%
Fixed asset ratio (5)                                    42.2%                35.1%
Excess capital in relation to fixed assets          2,392,217            4,565,381
==================================================================================

(1)  Consolidated financial statements including financial companies only.
(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds.
(3) The CMN, through Resolution 2,837 of May 30, 2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.
(4) The Required Net Worth (PLE) is calculated according to the following formula: PLE = 0.11 X APR + SWAP + PRE + EXCHANGE, where APR is the net worth required to cover the risk of weighted assets, SWAP is the net worth required to cover the risk of swap credits, PRE is the net worth required to cover the market risk of fixed interest rates and EXCHANGE is the net worth required to cover the market risk of positions exposed to exchange variation. To disclose the Capital Adequacy Ratio, ITAU HOLDING used to use the formula: [PR - (SWAP + PRE + EXCHANGE)] / APR. However, to ensure the comparability with the market, ITAU HOLDING started adopting the formula at September 30, 2006: PR / [APR + (SWAP + PRE + EXCHANGE) / 0.11]. Although the option for one or another calculation methodology results in different ratios in most situations, the calculation of the margin is not affected as it is obtained by comparing PR and PLE.
(5) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (17.2%, based on economic-financial consolidated) to be adequate, taking into account the following:
a)   It is higher than the minimum required by the authorities (11.0%).
b) In view of the amounts of asset realization (Note 17), additional provision (exceeding the minimum required) and unrecorded deferred tax assets, the ratio would increase to 19.1%

The acquisition of BKB's operations in Chile and Uruguay is presented in Assets in the Investments in Affiliates account. Should such acquisitions be consolidated, the Basel Ratio of the Financial System Consolidated would decrease from 18.1% to 16.9%, and of the Economic-financial Consolidated, from 17.2% to 16.1%.

For calculation of the ratios as of December 31, 2006, the Adjusted Referential Equity was used, as follows:

=============================================================================================================
                                                                      FINANCIAL SYSTEM     ECONOMIC-FINANCIAL
                                                                        CONSOLIDATED          CONSOLIDATED
-------------------------------------------------------------------------------------------------------------
ITAU HOLDING Stockholders' equity (Consolidated)                             23,564,471            23,564,471
Amortization of goodwill                                                      4,644,200             4,644,200
Deferred tax assets                                                          (1,275,751)           (1,275,751)
Unrealized income (losses)                                                        2,659                 2,659
ITAU HOLDING Stockholders' equity (Individual)                               26,935,579            26,935,579
Minority interest not eliminated in the consolidation                         1,273,192             1,330,645
Unrealized income (losses) on operations with subsidiary companies                 (172)               (2,659)
Consolidated stockholders' equity (BACEN)                                    28,208,599            28,263,565
Subordinated debt                                                             2,537,414             2,537,414
Deferred tax assets excluded from Tier I                                        (81,269)              (81,269)
Referential equity                                                           30,664,744            30,719,710
Adjustment:
-----------
Indirect equity share in Banco Itau Europa, S.A                                (242,173)             (242,173)
Adjusted referential equity                                                  30,422,571            30,477,537
=============================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             80

During this period, the effects of the changes in legislation and balances were as follows:

========================================================================================================================
                                                 FINANCIAL SYSTEM CONSOLIDATED        ECONOMIC-FINANCIAL CONSOLIDATED
                                              --------------------------------------------------------------------------
                                               ADJUSTED                               ADJUSTED
                                              REFERENTIAL     WEIGHTED              REFERENTIAL      WEIGHTED
CHANGES IN THE BASEL RATIO                       EQUITY        ASSETS      EFFECT      EQUITY         ASSETS      EFFECT
------------------------------------------------------------------------------------------------------------------------
Ratio at 12/31/2005                            17,760,600     99,358,867     17.9%    17,680,674    104,283,391     17.0%
========================================================================================================================
Net income                                      6,801,050              -      6.8%     6,812,437              -      6.5%
Interest on capital and dividends              (2,215,057)             -     -2.2%    (2,215,057)             -     -2.1%
Change in the adjustment to market
 value - securities and                          (135,184)             -     -0.1%      (135,184)             -     -0.1%
Interest rate risk                               (145,156)             -     -0.2%      (153,535)             -     -0.2%
Treasury shares                                    92,672              -      0.1%        92,672              -      0.1%
Foreign exchange exposure                         104,787              -      0.1%       104,787              -      0.1%
SWAP operations risk                              (83,190)             -     -0.1%       (83,190)             -     -0.1%
Subordinated debt                                (662,005)             -     -0.7%      (662,005)             -     -0.7%
Other changes in referential equity               (46,793)             -     -0.1%        86,540              -      0.1%
Changes in weighted assets                              -     21,406,060     -3.8%             -     25,187,138     -4.0%
Effect of the acquisition of BKB
 operations in Brazil                           4,247,642     15,790,277      1.1%     4,247,959     16,186,515      1.1%
Effect of the acquisition of BKB operations
in Chile and Uruguay                            1,440,060      1,475,233      0.8%     1,440,060      1,475,233      0.8%
Effect of change in the ratio
 calculation criterion (*)                      3,263,145     29,664,955     -1.5%     3,261,379     29,648,900     -1.3%
------------------------------------------------------------------------------------------------------------------------
Ratio at 12/31/2006                            30,422,571    167,695,392     18.1%    30,477,537    176,781,177     17.2%
========================================================================================================================
Ratio at 12/31/2005 - Current criterion (*)    20,520,072    124,444,976     16.5%    20,430,001    129,277,273     15.8%
========================================================================================================================

(*) As from 09/30/2006, we adopted the calculation methodology used by the Central Bank of Brazil for determining the ratio, which does not result in any difference as regards to the excess capital found according to the criterion previously adopted by ITAU HOLDING.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             81

NOTE 4 - SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Interbank investments, remunerated restricted credits - Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular Letter 3,068, of November 8, 2001. Securities are classified into the following categories:

     o Trading securities - acquired to be actively and frequently traded, are adjusted to market value, with a contra-entry to the results for the period;

     o Available-for-sale securities - securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

     o Held-to-maturity securities - securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

     Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders' equity account.

     Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) Derivative Financial Instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular Letter 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

     The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which changes in market value are highly associated with those of the items being protected, at the beginning and throughout the duration of the contract, and found effective to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

     o Market Risk Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

     o Cash Flows Hedge - The effective amount of the hedge of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective portion of hedge is recorded directly in the statement of income.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             82

d) Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) - These transactions are recorded at present value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution 2,682 of December 21, 1999, among which are:

     o Provisions are recorded from the date loans are granted, based on the client's rating and on the periodic quality evaluation of clients and industries and not only in the event of default;

     o Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f) Other assets - These assets are mainly comprised by assets held for sale relating to real estates available for sale, own real estate not in use or received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment with residual value up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

     -------------------------------------------------------------------
     Real estates in use                                       4% to  8%
     Installations, furniture, equipment and
      security, transportation and communication systems      10% to 25%
     EDP systems                                              20% to 50%
     -------------------------------------------------------------------

i) Operating leases - Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by the Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

j) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements and acquisition of software, which are amortized on a straight-line basis over their respective contractual terms, limited to ten and five years, respectively.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             83

k) Technical Provisions of Insurance, Pension Plan and Capitalization - provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 120 of December 24, 2004.

     I-   Insurance:

          o Provision for unsettled claims - recognized to determine unearned premiums relating to the risk coverage period;
          o Provision for premium deficiency - recognized in case of insufficient Provision for unearned premiums;
          o Provision for unearned premiums of current risks but not issued - calculated based on technical studies;
          o Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments;
          o Provision for claims incurred but not reported (IBNR) - recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

          In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

     II- Pension Plan and Individual life with living benefits - correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

          o Provision for unsettled benefits and redemptions and/or Other unsettled amounts - refer to amounts still not settled up to the balance sheet date;
          o Provision for events occurred but not reported (IBNR) - recognized for the estimated amount of events occurred but not reported;
          o Mathematical provisions for benefits granted and benefits to be granted - correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;
          o Provision for insufficient contribution - recognized in case of insufficient mathematical provisions.

     III- Capitalization:

          o Mathematical provision for redemptions - represents capitalization certificates received to be redeemed;
          o Provision for raffles - calculated according to the definition in the technical note;
          o Provision for raffles payable - recognized for raffles of certificates already held;
          o Provision for contingencies - recognized for the application of contingency rate on the collected amount.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             84

l)   Contingent Assets and Liabilities and Legal Liabilities - Tax and Social
     Security: assessed, recognized and disclosed according to the provisions set forth in CVM Resolution 489 of October 3, 2005.

     I -  Contingent Assets and Liabilities

          Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

          o Contingent Assets: not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability.

          o Contingent Liabilities: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

               Escrow deposits are restated in accordance with the current legislation.

          Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

     II - Legal Liabilities - Tax and Social Security

          Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

          Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

m) Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

     ----------------------------------------------------------------
     Income tax                                                 15.00%
     Additional income tax                                      10.00%
     Social contribution                                         9.00%
     PIS (*)                                                     0.65%
     COFINS (*)                                                  4.00%
     ISS                                                   up to 5.00%
     CPMF                                                        0.38%
     ================================================================

     (*) For the non-financial subsidiaries which qualify for the non-cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.

n) Deferred income - These basically refer to unexpired interest received in advance that is recorded as income is earned.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             85

NOTE 5 - INTERBANK INVESTMENTS

===============================================================================================================================
                                                                                           12/31/2006
                                                                  -------------------------------------------------------------
                                                                      0 - 30        31 - 180        181 - 365       OVER 365
-------------------------------------------------------------------------------------------------------------------------------
Money market                                                         14,444,237       5,876,287          43,306         259,845
  Funded position (*)                                                 5,787,067       5,865,174          43,306         259,845
  Financed position                                                   8,642,691          11,113               -               -
    With free movement                                                  487,467          11,113               -               -
    Without free movement                                             8,155,224               -               -               -
  Short position                                                         14,479               -               -               -
Money market - Assets guaranteeing technical provisions - SUSEP               -          75,688         127,321         514,963
Interbank deposits                                                    5,458,472       2,418,746       1,372,115         817,942
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                19,902,709       8,370,721       1,542,742       1,592,750
% per maturity term                                                        63.3            26.7             4.9             5.1
-------------------------------------------------------------------------------------------------------------------------------
TOTAL - 12/31/2005                                                   13,162,454       7,812,809       1,070,905         830,576
% per maturity term                                                        57.5            34.2             4.7             3.6
===============================================================================================================================

===============================================================================================================================
                                                                            12/31/2006                        12/31/2005
                                                                  -----------------------------   -----------------------------
                                                                      TOTAL             %             TOTAL             %
-----------------------------------------------------------------------------------------------   -----------------------------
Money market                                                         20,623,675            65.7      12,670,906            55.4
  Funded position (*)                                                11,955,392            38.1       8,147,321            35.6
  Financed position                                                   8,653,804            27.6       4,523,585            19.8
    With free movement                                                  498,580             1.6         198,635             0.9
    Without free movement                                             8,155,224            26.0       4,324,950            18.9
  Short position                                                         14,479             0.0               -               -
Money market - Assets guaranteeing technical provisions - SUSEP         717,972             2.3         429,101             1.9
Interbank deposits                                                   10,067,275            32.0       9,776,737            42.7
-----------------------------------------------------------------------------------------------   -----------------------------
TOTAL                                                                31,408,922                      22,876,744
% per maturity term
-----------------------------------------------------------------------------------------------
TOTAL - 12/31/2005                                                   22,876,744
% per maturity term
===============================================================================================================================

(*)  Includes R$ 4,327,063 (R$ 5,054,172 at 12/31/2005) related to money market with free movement, in which securities are restricted to guarantee transactions at the Brazilian Mercantile and Futures Exchange (BM&F).

At December 31, 2006, ITAU HOLDING's Portfolio is composed of Money Market - Funded position falling due in up to 30 days amounting to R$ 53,999 (up to 30 days amounting to R$ 160,199 at 12/31/2005) and Interbank deposits amounting to R$ 583,385 over 365 days (falling due in up to 30 days amounting to R$ 119,207, from 181 to 365 days amounting to R$ 62,017 and R$ 496,622 over 365 days, totaling R$ 677,846 at 12/31/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             86

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)   SUMMARY PER MATURITY

================================================================================================================================
                                                                                         12/31/2006
                                                             -------------------------------------------------------------------
                                                                                  PROVISION FOR ADJUSTMENT
                                                                               TO MARKET VALUE WITH IMPACT ON:
                                                                               -------------------------------
                                                                                                 STOCKHOLDERS'
                                                                  COST            RESULTS          EQUITY           MARKET VALUE
--------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES - DOMESTIC                                 9,260,630            24,333            88,136         9,373,099
  Financial Treasury Bills                                       2,581,710              (221)            1,371         2,582,860
  National Treasury Bills                                        2,435,265             9,744              (344)        2,444,665
  National Treasury Notes                                        2,700,829             3,703            84,522         2,789,054
  National Treasury Notes - M                                       49,387                 -                 -            49,387
  National Treasury/Securitization                                 157,280               (95)           (4,158)          153,027
  Brazilian External Debt Bonds                                  1,271,728            11,202             6,745         1,289,675
  Other                                                             64,431                 -                 -            64,431
GOVERNMENT SECURITIES - ABROAD                                   3,116,370            12,878             5,449         3,134,697
  United States                                                  1,390,830            (1,728)                -         1,389,102
  Portugal                                                         366,048                 -             1,014           367,062
  Austria                                                          666,489             9,691              (962)          675,218
  Argentina                                                        147,861               (53)                1           147,809
    Central Bank                                                   108,531                23                 -           108,554
    National Treasury                                               39,330               (76)                1            39,255
  Russia                                                           143,448             3,273                 -           146,721
  Denmark                                                          107,932                 -             3,671           111,603
  Spain                                                            218,486                 -             1,725           220,211
   Other                                                            75,276             1,695                 -            76,971
CORPORATE SECURITIES                                            15,878,255            76,427            81,575        16,036,257
  Eurobonds and Others                                           5,525,549             5,849            68,410         5,599,808
  Bank Deposit Certificates                                      2,889,461                 2                 -         2,889,463
  Shares in Publicly Traded Companies                            1,127,755            71,807             9,971         1,209,533
  Debentures                                                     2,349,997              (305)            3,361         2,353,053
  Promissory Notes                                                 630,506            (6,551)           (2,155)          621,800
  Quotas of funds                                                2,677,418                 -             1,665         2,679,083
    Fixed Income Funds                                           1,383,019                 -                 -         1,383,019
    Credit Right Funds                                           1,175,650                 -                 -         1,175,650
    Other                                                          118,749                 -             1,665           120,414
  Securitized real estate loans                                    551,061             4,575               323           555,959
  Other                                                            126,508             1,050                 -           127,558
PGBL/VGBL FUND QUOTAS (1)                                       14,323,595                 -                 -        14,323,595
SUBTOTAL - SECURITIES                                           42,578,850           113,638           175,160        42,867,648
  Trading securities                                            27,460,120           113,638                 -        27,573,758
  Available-for-sale securities                                 13,513,310                 -           175,160        13,688,470
  Held-to-maturity securities (2)                                1,605,420                 -                 -         1,605,420
DERIVATIVE FINANCIAL INSTRUMENTS                                 2,675,387           692,741                 -         3,368,128
TOTAL                                                           45,254,237           806,379           175,160        46,235,776

Additional provision (exceeding minimum required)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)                                                                                                              46,235,776
--------------------------------------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)                  (1,575,976)         (670,291)                -        (2,246,267)
================================================================================================================================

================================================================================================================================
                                                                                         12/31/2006
                                                             -------------------------------------------------------------------
                                                                   %              0 - 30            31 - 90          91 - 180
--------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES - DOMESTIC                                      20.2           658,205           196,536           868,748
  Financial Treasury Bills                                             5.6             8,322           178,121           223,288
  National Treasury Bills                                              5.3           465,550                 -           141,259
  National Treasury Notes                                              6.0               778            15,156           490,960
  National Treasury Notes - M                                          0.1                 -                 -            10,125
  National Treasury/Securitization                                     0.3               217               514               712
  Brazilian External Debt Bonds                                        2.8           118,907             2,745             2,404
  Other                                                                0.1            64,431                 -                 -
GOVERNMENT SECURITIES - ABROAD                                         6.8            39,872           139,618           270,155
  United States                                                        3.0            27,632            30,820             4,162
  Portugal                                                             0.8                 -           106,378            29,850
  Austria                                                              1.5            11,639                 -           230,691
  Argentina                                                            0.3                 -               209                 -
    Central Bank                                                       0.2                 -                 -                 -
    National Treasury                                                  0.1                 -               209                 -
  Russia                                                               0.3                 -             1,604                 -
  Denmark                                                              0.2                 -                 -                 -
  Spain                                                                0.5                 -                 -             4,786
   Other                                                               0.2               601               607               666
CORPORATE SECURITIES                                                  34.8         4,933,714         2,546,451           753,545
  Eurobonds and Others                                                12.4           155,044         1,364,510           404,573
  Bank Deposit Certificates                                            6.2           781,193           591,465           205,501
  Shares in Publicly Traded Companies                                  2.6         1,209,533                 -                 -
  Debentures                                                           5.1               606           123,836            38,524
  Promissory Notes                                                     1.3            97,054           444,248            63,335
  Quotas of funds                                                        6         2,679,083                 -                 -
    Fixed Income Funds                                                 3.0         1,383,019                 -                 -
    Credit Right Funds                                                 2.5         1,175,650                 -                 -
    Other                                                              0.2           120,414                 -                 -
  Securitized real estate loans                                        1.2                73               144             8,231
  Other                                                                0.3            11,128            22,248            33,381
PGBL/VGBL FUND QUOTAS (1)                                             31.0        14,323,595                 -                 -
SUBTOTAL - SECURITIES                                                 92.7        19,955,386         2,882,605         1,892,448
  Trading securities                                                  59.6        17,902,316           783,364         1,166,323
  Available-for-sale securities                                       29.6         2,019,253         2,084,307           715,435
  Held-to-maturity securities (2)                                      3.5            33,817            14,934            10,690
DERIVATIVE FINANCIAL INSTRUMENTS                                       7.2           466,663           773,143           391,895
TOTAL                                                                100.0        20,422,049         3,655,748         2,284,343
                                                                               -------------------------------------------------
                                                                                        44.2%              7.9%              4.9%
Additional provision (exceeding minimum required)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)
--------------------------------------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)                       100.0          (207,068)         (505,409)         (237,707)
================================================================================================================================

================================================================================================================================
                                                                                12/31/2006                           12/31/2005
                                                             -------------------------------------------------     -------------
                                                               181 - 365         366 - 720       OVER 720 DAYS      MARKET VALUE
--------------------------------------------------------------------------------------------------------------     -------------
GOVERNMENT SECURITIES - DOMESTIC                                   832,748         1,771,913         5,044,949         6,637,970
  Financial Treasury Bills                                         295,057           245,150         1,632,922         1,203,850
  National Treasury Bills                                          497,482         1,100,047           240,327           904,059
  National Treasury Notes                                           17,016           278,611         1,986,533         1,877,066
  National Treasury Notes - M                                        9,997            19,627             9,638            75,524
  National Treasury/Securitization                                   8,603            16,135           126,846           106,640
  Brazilian External Debt Bonds                                      4,593           112,343         1,048,683         2,243,423
  Other                                                                  -                 -                 -           227,408
GOVERNMENT SECURITIES - ABROAD                                     774,400           673,064         1,237,588           628,699
  United States                                                          -           402,256           924,232            65,816
  Portugal                                                         225,662                 -             5,172           418,521
  Austria                                                          221,710           211,178                 -                 -
  Argentina                                                              -            59,630            87,970            64,187
    Central Bank                                                         -            59,625            48,929            10,513
    National Treasury                                                    -                 5            39,041            53,674
  Russia                                                                 -                 -           145,117            53,426
  Denmark                                                          111,603                 -                 -                 -
  Spain                                                            215,425                 -                 -                 -
   Other                                                                 -                 -            75,097            26,749
CORPORATE SECURITIES                                             1,635,410         1,360,162         4,806,975        12,781,037
  Eurobonds and Others                                             511,414           745,139         2,419,128         4,206,334
  Bank Deposit Certificates                                        817,168           174,432           319,704         3,675,573
  Shares in Publicly Traded Companies                                    -                 -                 -         1,064,625
  Debentures                                                       215,065           296,054         1,678,968         1,712,426
  Promissory Notes                                                  17,163                 -                 -           554,307
  Quotas of funds                                                        -                 -                 -           859,757
    Fixed Income Funds                                                   -                 -                 -           589,989
    Credit Right Funds                                                   -                 -                 -           152,149
    Other                                                                -                 -                 -           117,619
  Securitized real estate loans                                     18,964           144,537           384,010           512,895
  Other                                                             55,636                 -             5,165           195,120
PGBL/VGBL FUND QUOTAS (1)                                                -                 -                 -        10,214,972
SUBTOTAL - SECURITIES                                            3,242,558         3,805,139        11,089,512        30,262,678
  Trading securities                                               967,154         1,855,133         4,899,468        17,516,505
  Available-for-sale securities                                  2,249,860         1,643,497         4,976,118        10,812,888
  Held-to-maturity securities (2)                                   25,544           306,509         1,213,926         1,933,285
DERIVATIVE FINANCIAL INSTRUMENTS                                   336,766           481,359           918,302         3,205,676
TOTAL                                                            3,579,324         4,286,498        12,007,814        33,468,354
                                                             -------------------------------------------------     -------------
                                                                       7.7%              9.3%             26.0%
Additional provision (exceeding minimum required)                                                                       (370,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)                                                                                                              33,098,354
--------------------------------------------------------------------------------------------------------------     -------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)                    (350,174)         (426,516)         (519,393)       (2,388,370)
================================================================================================================================

(1) Portfolios of PGBL and VGBL plan securities whose ownership and involved risks belong to the clients, recorded as securities in compliance with SUSEP requirements, with a contra-entry against liabilities in Technical Provision for Pension Plans; (2) Unrecorded positive adjustment to market value in the amount of R$ 187,348 (R$ 168,263 at 12/31/2005), according to
     Note 6e.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             87

b) SUMMARY PER PORTFOLIO

======================================================================================================================
                                                                                  12/31/2006
                                                         -------------------------------------------------------------
                                                                                         RESTRICTED TO
                                                                         ---------------------------------------------
                                                                           REPURCHASE     PLEDGING OF       CENTRAL
                                                         OWN PORTFOLIO     AGREEMENTS    GUARANTEES (1)     BANK (2)
----------------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES - DOMESTIC                             4,782,977         875,282       2,349,269         131,247
  Financial Treasury Bills                                     983,432          42,298       1,173,914         131,247
  National Treasury Bills                                    1,309,023          49,246       1,069,720               -
  National Treasury Notes                                    1,701,399          16,341         105,635               -
  National Treasury Notes - M                                   49,387               -               -               -
  National Treasury/Securitization                             153,027               -               -               -
  Brazilian External Debt Bonds                                522,278         767,397               -               -
  Other                                                         64,431               -               -               -
GOVERNMENT SECURITIES - ABROAD                               1,605,400       1,517,538          11,759               -
  United States                                                 11,557       1,365,786          11,759               -
  Portugal                                                     367,062               -               -               -
  Austria                                                      675,218               -               -               -
  Argentina                                                    147,809               -               -               -
    Central Bank                                               108,554               -               -               -
    National Treasury                                           39,255               -               -               -
  Russia                                                        48,907          97,814               -               -
  Denmark                                                      111,603               -               -               -
  Spain                                                        220,211               -               -               -
   Other                                                        23,033          53,938               -               -
CORPORATE SECURITIES                                        12,812,314         241,108         621,175               -
  Eurobonds and Others                                       5,348,874         139,219         111,715               -
  Bank Deposit Certificates                                  1,037,258               -         212,335               -
  Shares in Publicly Traded Companies                          881,180               -         297,125               -
  Debentures                                                 1,700,564         101,889               -               -
  Promissory Notes                                             621,800               -               -               -
  Quotas of funds                                            2,550,937               -               -               -
    Fixed Income Funds                                       1,383,019               -               -               -
    Credit right Funds                                       1,047,504               -               -               -
    Other                                                      120,414               -               -               -
   Securitized real estate loans                               544,143               -               -               -
  Other                                                        127,558               -               -               -
PGBL/VGBL FUND QUOTAS                                                -               -               -               -
DERIVATIVE FINANCIAL INSTRUMENTS                                     -               -               -               -
----------------------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)                                                    19,200,691       2,633,928       2,982,203         131,247
----------------------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS) 12/31/2005                                         12,317,694       2,602,105       1,013,210         121,305
======================================================================================================================

======================================================================================================
                                                                          12/31/2006
                                                         ---------------------------------------------
                                                                            ASSETS
                                                                         GUARANTEEING
                                                         DERIVATIVE        TECHNICAL
                                                          FINANCIAL       PROVISIONS
                                                         INSTRUMENTS       (NOTE 10b)        TOTAL
------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES - DOMESTIC                                     -       1,234,324       9,373,099
  Financial Treasury Bills                                           -         251,969       2,582,860
  National Treasury Bills                                            -          16,676       2,444,665
  National Treasury Notes                                            -         965,679       2,789,054
  National Treasury Notes - M                                        -               -          49,387
  National Treasury/Securitization                                   -               -         153,027
  Brazilian External Debt Bonds                                      -               -       1,289,675
  Other                                                              -               -          64,431
GOVERNMENT SECURITIES - ABROAD                                       -               -       3,134,697
  United States                                                      -               -       1,389,102
  Portugal                                                           -               -         367,062
  Austria                                                            -               -         675,218
  Argentina                                                          -               -         147,809
    Central Bank                                                     -               -         108,554
    National Treasury                                                -               -          39,255
  Russia                                                             -               -         146,721
  Denmark                                                            -               -         111,603
  Spain                                                              -               -         220,211
   Other                                                             -               -          76,971
CORPORATE SECURITIES                                                 -       2,361,660      16,036,257
  Eurobonds and Others                                               -               -       5,599,808
  Bank Deposit Certificates                                          -       1,639,870       2,889,463
  Shares in Publicly Traded Companies                                -          31,228       1,209,533
  Debentures                                                         -         550,600       2,353,053
  Promissory Notes                                                   -               -         621,800
  Quotas of funds                                                    -         128,146       2,679,083
    Fixed Income Funds                                               -               -       1,383,019
    Credit right Funds                                               -         128,146       1,175,650
    Other                                                            -               -         120,414
  Securitized real estate loans                                      -          11,816         555,959
  Other                                                              -               -         127,558
PGBL/VGBL FUND QUOTAS                                                -      14,323,595      14,323,595
DERIVATIVE FINANCIAL INSTRUMENTS                             3,368,128               -       3,368,128
------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
 (ASSETS)                                                    3,368,128      17,919,579      46,235,776
------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
 (ASSETS) 12/31/2005                                         3,205,676      13,838,364      33,098,354
======================================================================================================

(1) Represent securities deposited into Contingent Liabilities lawsuits (note11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2)  Represent securities in compulsory deposits and capital increase.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             88

c) TRADING SECURITIES

=================================================================================================================
                                                                           12/31/2006
                                                -----------------------------------------------------------------
                                                                 ADJUSTMENT TO
                                                                 MARKET VALUE
                                                    COST          (IN RESULTS)      MARKET VALUE         %
-----------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES - DOMESTIC                    5,074,169           24,333         5,098,502             18.5
  Financial Treasury Bills                          1,365,751             (221)        1,365,530              5.0
  National Treasury Bills                           2,035,600            9,744         2,045,344              7.4
  National Treasury Notes                           1,065,065            3,703         1,068,768              3.9
  National Treasury/Securitization                     64,193              (95)           64,098              0.2
  Brazilian External Debt Bonds                       479,129           11,202           490,331              1.8
  Other                                                64,431                -            64,431              0.2
GOVERNMENT SECURITIES - ABROAD                      1,873,970           12,878         1,886,848              6.8
  United States                                     1,390,830           (1,728)        1,389,102              5.0
  Austria                                             221,000            9,691           230,691              0.8
  Argentina                                            63,632              (53)           63,579              0.3
    Central Bank                                       47,457               23            47,480              0.2
    National Treasury                                  16,175              (76)           16,099              0.1
  Russia                                              143,448            3,273           146,721              0.5
   Other                                               55,060            1,695            56,755              0.2
CORPORATE SECURITIES                                6,188,386           76,427         6,264,813             22.8
  Eurobonds and Others                                499,203            5,849           505,052              1.8
  Bank Deposit Certificates                         2,460,207                2         2,460,209              9.0
  Shares in Publicly Traded Companies                 564,133           71,807           635,940              2.3
  Debentures                                          753,058             (305)          752,753              2.7
  Promissory Notes                                     21,808           (6,551)           15,257              0.1
  Quotas of funds                                   1,669,178                -         1,669,178              6.1
    Fixed Income Funds                              1,379,524                -         1,379,524              5.0
    Credit Right Funds                                268,274                -           268,274              1.0
    Other                                              21,380                -            21,380              0.1
  Securitized real estate loans                        99,473            4,575           104,048              0.4
  Other                                               121,326            1,050           122,376              0.4
PGBL/VGBL FUND QUOTAS                              14,323,595                -        14,323,595             51.9
-----------------------------------------------------------------------------------------------------------------
Total                                              27,460,120          113,638        27,573,758            100.0
% per maturity term
-----------------------------------------------------------------------------------------------------------------
TOTAL - 12/31/2005                                 17,465,095           51,410        17,516,505
% per maturity term
=================================================================================================================

=================================================================================================================
                                                                          12/31/2006
                                                -----------------------------------------------------------------
                                                   0 - 30           31 - 90          91 - 180         181 - 365
-----------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES - DOMESTIC                      408,843          100,339           686,084          447,283
  Financial Treasury Bills                              5,307           97,228           102,535           33,898
  National Treasury Bills                             325,619                -            92,750          403,216
  National Treasury Notes                                   -                -           487,830                -
  National Treasury/Securitization                        217              514               712            6,983
  Brazilian External Debt Bonds                        13,269            2,597             2,257            3,186
  Other                                                64,431                -                 -                -
GOVERNMENT SECURITIES - ABROAD                         27,926           32,762           235,519                -
  United States                                        27,632           30,820             4,162                -
  Austria                                                   -                -           230,691                -
  Argentina                                                 -                -                 -                -
    Central Bank                                            -                -                 -                -
    National Treasury                                       -                -                 -                -
  Russia                                                    -            1,604                 -                -
   Other                                                  294              338               666                -
CORPORATE SECURITIES                                3,141,952          650,263           244,720          519,871
  Eurobonds and Others                                 46,169            2,736             5,844            3,208
  Bank Deposit Certificates                           764,284          591,465           205,501          408,943
  Shares in Publicly Traded Companies                 635,940                -                 -                -
  Debentures                                                -           33,814                 -           36,282
  Promissory Notes                                     15,257                -                 -                -
  Quotas of funds                                   1,669,178                -                 -                -
    Fixed Income Funds                              1,379,524                -                 -                -
    Credit Right Funds                                268,274                -                 -                -
    Other                                              21,380                -                 -                -
  Securitized real estate loans                             -                -                 -           15,809
  Other                                                11,124           22,248            33,375           55,629
PGBL/VGBL FUND QUOTAS                              14,323,595                -                 -                -
-----------------------------------------------------------------------------------------------------------------
Total                                              17,902,316          783,364         1,166,323          967,154
% per maturity term                                      65.0%             2.8%              4.2%             3.5%
-----------------------------------------------------------------------------------------------------------------
TOTAL - 12/31/2005                                 11,627,392        1,133,692           654,394        1,466,967
% per maturity term                                      66.3%             6.5%              3.7%             8.4%
=================================================================================================================

================================================================================================
                                                          12/31/2006                12/31/2005
                                                ------------------------------     -------------
                                                  366 - 720      OVER 720 DAYS      MARKET VALUE
------------------------------------------------------------------------------     -------------
GOVERNMENT SECURITIES - DOMESTIC                    1,132,034        2,323,919         2,532,806
  Financial Treasury Bills                             67,038        1,059,524           246,909
  National Treasury Bills                             983,432          240,327           642,908
  National Treasury Notes                              68,711          512,227           148,702
  National Treasury/Securitization                     12,826           42,846            34,239
  Brazilian External Debt Bonds                            27          468,995         1,261,570
  Other                                                     -                -           198,478
GOVERNMENT SECURITIES - ABROAD                        402,256        1,188,385           133,487
  United States                                       402,256          924,232            65,816
  Austria                                                   -                -                 -
  Argentina                                                 -           63,579             9,696
    Central Bank                                            -           47,480             9,696
    National Treasury                                       -           16,099                 -
  Russia                                                    -          145,117            53,426
   Other                                                    -           55,457             4,549
CORPORATE SECURITIES                                  320,843        1,387,164         4,635,240
  Eurobonds and Others                                 18,367          428,728           241,356
  Bank Deposit Certificates                           173,710          316,306         2,934,242
  Shares in Publicly Traded Companies                       -                -           167,253
  Debentures                                          114,066          568,591           539,967
  Promissory Notes                                          -                -            15,010
  Quotas of funds                                           -                -           580,196
    Fixed Income Funds                                      -                -           580,196
    Credit Right Funds                                      -                -                 -
    Other                                                   -                -                 -
  Securitized real estate loans                        14,700           73,539           115,698
  Other                                                     -                -            41,518
PGBL/VGBL FUND QUOTAS                                       -                -        10,214,972
------------------------------------------------------------------------------     -------------
Total                                               1,855,133        4,899,468        17,516,505
% per maturity term                                       6.7%            17.8%
------------------------------------------------------------------------------
TOTAL - 12/31/2005                                    203,901        2,430,159
% per maturity term                                       1.2%            13.9%
================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             89

d) AVAILABLE-FOR-SALE SECURITIES

=================================================================================================================
                                                                           12/31/2006
                                                -----------------------------------------------------------------
                                                                 ADJUSTMENT TO
                                                                  MARKET VALUE
                                                                  STOCKHOLDERS'
                                                    COST          (IN EQUITY)       MARKET VALUE          %
-----------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES - DOMESTIC                    2,947,883           88,136         3,036,019             22.1
  Financial Treasury Bills                          1,215,959            1,371         1,217,330              8.9
  National Treasury Bills                             399,665             (344)          399,321              2.9
  National Treasury Notes                             865,517           84,522           950,039              6.9
  National Treasury/Securitization                     93,087           (4,158)           88,929              0.6
  Brazilian External Debt Bonds                       373,655            6,745           380,400              2.8
  Other                                                     -                -                 -                -
GOVERNMENT SECURITIES - ABROAD                      1,222,184            5,449         1,227,633              8.9
  Portugal                                            366,048            1,014           367,062              2.7
  Austria                                             445,489             (962)          444,527              3.2
  Argentina                                            84,229                1            84,230              0.6
    Central Bank                                       61,074                -            61,074              0.4
    National Treasury                                  23,155                1            23,156              0.2
  Denmark                                             107,932            3,671           111,603              0.8
  Spain                                               218,486            1,725           220,211              1.6
CORPORATE SECURITIES                                9,343,243           81,575         9,424,818             69.0
  Eurobonds and Others                              4,759,657           68,410         4,828,067             35.7
  Bank Deposit Certificates                           429,254                -           429,254              3.1
  Shares in Publicly Traded Companies                 563,622            9,971           573,593              4.2
  Debentures                                        1,532,853            3,361         1,536,214             11.2
  Promissory Notes                                    608,698           (2,155)          606,543              4.4
  Quotas of funds                                   1,002,536            1,665         1,004,201              7.2
    Fixed Income Funds                                  3,495                -             3,495                -
    Credit Right Funds                                907,376                -           907,376              6.6
    Other                                              91,665            1,665            93,330              0.6
  Securitized real estate loans                       441,441              323           441,764              3.2
  Other                                                 5,182                -             5,182                -
-----------------------------------------------------------------------------------------------------------------
TOTAL                                              13,513,310          175,160        13,688,470            100.0
  Deferred taxes                                                       (69,353)
  Minority interest in subsidiaries                                     (2,085)
  Adjustment of securities of unconsolidated
   affiliates                                                           32,360
  Adjustment of securities reclassified in
   prior years to held-to-maturity securities                           27,518
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 12/31/2006                                               163,600
-----------------------------------------------------------------------------------------------------------------
TOTAL - 12/31/2005                                 10,378,327          434,561        10,812,888
  Deferred taxes                                                      (154,235)
  Minority interest in subsidiaries                                    (13,515)
  Adjustment of securities reclassified in
   prior years to held-to-maturity securities                           17,255
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 12/31/2005                                               284,066
=================================================================================================================

=================================================================================================================
                                                                          12/31/2006
                                                -----------------------------------------------------------------
                                                   0 - 30           31 - 90           91 - 180        181 - 365
-----------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES - DOMESTIC                      226,982           81,896           172,539          360,926
  Financial Treasury Bills                              3,015           80,893           120,753          261,159
  National Treasury Bills                             139,931                -            48,509           94,266
  National Treasury Notes                                 778              855             3,130            3,881
  National Treasury/Securitization                          -                -                 -            1,620
  Brazilian External Debt Bonds                        83,258              148               147                -
  Other                                                     -                -                 -                -
GOVERNMENT SECURITIES - ABROAD                         11,639          106,587            34,636          774,400
  Portugal                                                  -          106,378            29,850          225,662
  Austria                                              11,639                -                 -          221,710
  Argentina                                                 -              209                 -                -
    Central Bank                                            -                -                 -                -
    National Treasury                                       -              209                 -                -
  Denmark                                                   -                -                 -          111,603
  Spain                                                     -                -             4,786          215,425
CORPORATE SECURITIES                                1,780,632        1,895,824           508,260        1,114,534
  Eurobonds and Others                                103,634        1,361,774           398,694          508,206
  Bank Deposit Certificates                            16,909                -                 -          408,225
  Shares in Publicly Traded Companies                 573,593                -                 -                -
  Debentures                                              421           89,658            37,994          177,778
  Promissory Notes                                     81,797          444,248            63,335           17,163
  Quotas of funds                                   1,004,201                -                 -                -
    Fixed Income Funds                                  3,495                -                 -                -
    Credit Right Funds                                907,376                -                 -                -
    Other                                              93,330                -                 -                -
  Securitized real estate loans                            73              144             8,231            3,155
  Other                                                     4                -                 6                7
------------------------------------------------------------------------------------------------------------------
TOTAL                                               2,019,253        2,084,307           715,435        2,249,860
  Deferred taxes                                         14.8%            15.2%              5.2%            16.4%
  Minority interest in subsidiaries
  Adjustment of securities of unconsolidated
   affiliates
  Adjustment of securities reclassified in
   prior years to held-to-maturity securities
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 12/31/2006
-----------------------------------------------------------------------------------------------------------------
TOTAL - 12/31/2005                                  1,662,683        1,171,184           745,423        1,254,998
  Deferred taxes                                         15.4%            10.8%              6.9%            11.6%
  Minority interest in subsidiaries
  Adjustment of securities reclassified in
   prior years to held-to-maturity securities
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 12/31/2005
=================================================================================================================

===============================================================================================
                                                         12/31/2006                 12/31/2005
                                                ------------------------------     ------------
                                                  366 - 720      OVER 720 DAYS     MARKET VALUE
------------------------------------------------------------------------------     ------------
GOVERNMENT SECURITIES - DOMESTIC                      340,406        1,853,270        2,617,118
  Financial Treasury Bills                            178,112          573,398          956,941
  National Treasury Bills                             116,615                -          261,151
  National Treasury Notes                               7,058          934,337          966,082
  National Treasury/Securitization                      3,309           84,000           72,401
  Brazilian External Debt Bonds                        35,312          261,535          331,613
  Other                                                     -                -           28,930
GOVERNMENT SECURITIES - ABROAD                        270,808           29,563          473,012
  Portugal                                                  -            5,172          418,521
  Austria                                             211,178                -                -
  Argentina                                            59,630           24,391           54,491
    Central Bank                                       59,625            1,449              817
    National Treasury                                       5           22,942           53,674
  Denmark                                                   -                -                -
  Spain                                                     -                -                -
CORPORATE SECURITIES                                1,032,283        3,093,285        7,722,758
  Eurobonds and Others                                726,772        1,728,987        3,658,108
  Bank Deposit Certificates                               722            3,398          741,331
  Shares in Publicly Traded Companies                       -                -          897,372
  Debentures                                          174,952        1,055,411        1,072,225
  Promissory Notes                                          -                -          539,297
  Quotas of funds                                           -                -          272,633
    Fixed Income Funds                                      -                -            9,793
    Credit Right Funds                                      -                -          152,149
    Other                                                   -                -          110,691
  Securitized real estate loans                       129,837          300,324          388,190
  Other                                                     -            5,165          153,602
------------------------------------------------------------------------------     ------------
TOTAL                                               1,643,497        4,976,118       10,812,888
  Deferred taxes                                         12.0%            36.4%
  Minority interest in subsidiaries
  Adjustment of securities of unconsolidated
   affiliates
  Adjustment of securities reclassified in
   prior years to held-to-maturity securities
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 12/31/2006
------------------------------------------------------------------------------
TOTAL - 12/31/2005                                  1,515,997        4,462,603
  Deferred taxes                                         14.0%            41.3%
  Minority interest in subsidiaries
  Adjustment of securities reclassified in
   prior years to held-to-maturity securities
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 12/31/2005
===============================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             90

e)   HELD-TO-MATURITY SECURITIES

     See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, the amount of R$ 27,518 (R$ 17,255 at 12/31/2005) is included at 12/31/2006, relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 187,348 (R$ 168,263 at 12/31/2005).

=====================================================================================================================
                                                                       12/31/2006
                                    ---------------------------------------------------------------------------------
                                      CARRYING
                                        VALUE              %             0 - 30           31 - 90          91 - 180
---------------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES - DOMESTIC        1,238,578             77.1           22,380           14,301           10,125
  National Treasury Notes (1)             770,247             47.9                -           14,301                -
  National Treasury Notes - M (2)          49,387              3.1                -                -           10,125
  Brazilian External Debt Bonds           418,944             26.1           22,380                -                -
GOVERNMENT SECURITIES - ABROAD             20,216              1.3              307              269                -
CORPORATE SECURITIES                      346,626             21.6           11,130              364              565
  Eurobonds and Others                    266,689             16.5            5,241                -               35
  Debentures (1)                           64,086              4.0              185              364              530
  Quotas of funds - Other                   5,704              0.4            5,704                -                -
 Securitized real estate loans (1)         10,147              0.7                -                -                -
---------------------------------------------------------------------------------------------------------------------
Total                                   1,605,420            100.0           33,817           14,934           10,690
% per maturity term                                                             2.1%             0.9%             0.7%
---------------------------------------------------------------------------------------------------------------------
Total - 12/31/2005                      1,933,285                            14,956            2,824           37,960
% per maturity term                                                             0.8%             0.1%             2.0%
=====================================================================================================================

====================================================================================================
                                                      12/31/2006                         12/31/2005
                                    -----------------------------------------------    -------------
                                                                                          CARRYING
                                      181 - 365        366 - 720      OVER 720 DAYS        VALUE
-----------------------------------------------------------------------------------    -------------
GOVERNMENT SECURITIES - DOMESTIC           24,539          299,473          867,760        1,488,046
  National Treasury Notes (1)              13,135          202,842          539,969          762,282
  National Treasury Notes - M (2)           9,997           19,627            9,638           75,524
  Brazilian External Debt Bonds             1,407           77,004          318,153          650,240
GOVERNMENT SECURITIES - ABROAD                  -                -           19,640           22,200
CORPORATE SECURITIES                        1,005            7,036          326,526          423,039
  Eurobonds and Others                          -                -          261,413          306,870
  Debentures (1)                            1,005            7,036           54,966          100,234
  Quotas of funds - Other                       -                -                -            6,928
 Securitized real estate loans (1)              -                -           10,147            9,007
-----------------------------------------------------------------------------------    -------------
Total                                      25,544          306,509        1,213,926        1,933,285
% per maturity term                           1.6%            19.1%            75.6%
-----------------------------------------------------------------------------------
Total - 12/31/2005                         31,151           75,685        1,770,709
% per maturity term                           1.6%             3.9%            91.6%
====================================================================================================

(1) Includes investment of Itau Previdencia e Seguros S.A. in the amount of R$717,041 (R$ 600,903 at 12/31/2005).
(2)  Refers to securities issued in nominative and non-disposable way.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             91

f) DERIVATIVE FINANCIAL INSTRUMENTS

================================================================================================
                                                           12/31/2006
                                ----------------------------------------------------------------
                                                 ADJUSTMENT TO
                                                  MARKET VALUE
                                    COST          (IN RESULTS)     MARKET VALUE          %
------------------------------------------------------------------------------------------------
ASSETS
  Futures                              30,293          (24,705)           5,588              0.2
  Option premiums                     324,901          125,606          450,507             13.4
  Forwards                            468,158             (799)         467,359             13.9
  Swaps - difference receivable     1,197,623          534,912        1,732,535             51.4
  Others (*)                          654,412           57,727          712,139             21.1
------------------------------------------------------------------------------------------------
Total                               2,675,387          692,741        3,368,128            100.0
% per maturity term
------------------------------------------------------------------------------------------------
Total - 12/31/2005                  2,864,256          341,420        3,205,676
% per maturity term
================================================================================================
LIABILITIES
  Option premiums                    (247,840)         (31,215)        (279,055)            12.4
  Forwards                             (8,614)            (770)          (9,384)             0.4
  Swaps - difference payable         (518,681)        (587,280)      (1,105,961)            49.3
  Others (*)                         (800,841)         (51,026)        (851,867)            37.9
------------------------------------------------------------------------------------------------
Total                              (1,575,976)        (670,291)      (2,246,267)           100.0
% per maturity term
------------------------------------------------------------------------------------------------
Total - 12/31/2005                 (2,178,744)        (209,626)      (2,388,370)
% per maturity term
================================================================================================

================================================================================================
                                                          12/31/2006
                                ----------------------------------------------------------------
                                    0 - 30           31 - 90         91 - 180        181 - 365
------------------------------------------------------------------------------------------------
ASSETS
  Futures                                 702            6,504          (13,454)          (1,217)
  Option premiums                      84,382           29,632          204,224            4,713
  Forwards                            212,271           89,019           50,548          103,637
  Swaps - difference receivable        61,831          311,254          100,828          161,128
  Others (*)                          107,477          336,734           49,749           68,505
------------------------------------------------------------------------------------------------
Total                                 466,663          773,143          391,895          336,766
% per maturity term                      13.8%            23.0%            11.6%            10.0%
------------------------------------------------------------------------------------------------
Total - 12/31/2005                                   1,374,039          472,253          353,950
% per maturity term                      43.0%            14.7%            11.0%            10.9%
================================================================================================
LIABILITIES
  Option premiums                     (46,269)         (63,762)         (25,915)         (29,003)
  Forwards                             (1,739)          (5,971)            (471)            (832)
  Swaps - difference payable          (57,785)        (100,109)        (117,307)        (143,809)
  Others (*)                         (101,275)        (335,567)         (94,014)        (176,530)
------------------------------------------------------------------------------------------------
Total                                (207,068)        (505,409)        (237,707)        (350,174)
% per maturity term                       9.2%            22.5%            10.6%            15.6%
------------------------------------------------------------------------------------------------
Total - 12/31/2005                 (1,199,504)        (329,453)        (159,933)        (337,286)
% per maturity term                      50.2%            13.8%             6.7%            14.1%
================================================================================================

===============================================================================
                                          12/31/2006               12/31/2005
                                ------------------------------    -------------
                                  366 - 720      OVER 720 DAYS     MARKET VALUE
--------------------------------------------------------------    -------------
ASSETS
  Futures                              11,158            1,895           15,558
  Option premiums                     124,868            2,688          437,643
  Forwards                             11,715              169          293,007
  Swaps - difference receivable       266,050          831,444        1,257,998
  Others (*)                           67,568           82,106        1,201,470
--------------------------------------------------------------    -------------
Total                                 481,359          918,302        3,205,676
% per maturity term                      14.3%            27.3%
--------------------------------------------------------------
Total - 12/31/2005                    291,196          363,825
% per maturity term                       9.1%            11.3%
===============================================================================
LIABILITIES
  Option premiums                    (114,106)               -         (450,523)
  Forwards                               (371)               -          (48,584)
  Swaps - difference payable         (213,169)        (473,782)        (733,919)
  Others (*)                          (98,870)         (45,611)      (1,155,344)
--------------------------------------------------------------    -------------
Total                                (426,516)        (519,393)      (2,388,370)
% per maturity term                      19.0%            23.1%
--------------------------------------------------------------
Total - 12/31/2005                   (147,639)        (214,555)
% per maturity term                       6.2%             9.0%
===============================================================================

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

At December 31, 2006, ITAU HOLDING recorded at market values swap contracts, involving foreign currency, interbank market, fixed rates and indices, totaling R$ 1,243 (R$ 31,027 at 12/31/2005) in assets, distributed as follows: R$ 1,243 from 31 to 180 days (R$ 47 at 12/31/2005), R$ 45 from 181to 365 days at
12/31/2005 and R$ 30,935 over 365 days at 12/31/2005. Liability position amounted to R$53,935 (R$ 16,778 at 12/31/2005), distributed as follows: R$53,906 from 31 to 180 days and R$ 29 over 365 days (R$ 16,778 at 12/31/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             92

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, assets prices and credit, aiming to hedge the Bank against default by the counterpart . Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the derivative markets for meeting the growing needs of its clients, as well as carrying out its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for three basic purposes:

o Market Risk Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
o Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.
o Credit protection - to provide insurance against losses related to loan operations.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Brazilian Mercantile and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturity or currency mismatches between their obligations and the resources used to fund them. ITAU HOLDING carries out transactions overseas with futures, forwards, options and swaps, with registration mainly in the Chicago, New York and London Exchanges.

The main risk factors of the derivatives, assumed by at December 31, 2006, were related to the foreign exchange rate, interest rate, U.S. dollar coupon and Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Bank, with the use of transactions involving derivatives, has been able to maximize the risk-return ratios, even under high volatile situations.

The Bank carries out operations involving credit derivatives for the following purposes: a) reducing or eliminating its exposure to specific risks to the assets of its balance sheet based on the concept of credit portfolio management; and b) assuming risk positions by way of hedging purchases or sales based on the trading concept.

The operations carried out for credit portfolio management reduce the specific risks of the counterpart in default, transferring these risks, totally or partially, to the institution that sells the hedge. Such risks are daily monitored in view of the credit limits established for each counterpart, thus ensuring that they are properly managed.

The operations carried out for trading purposes are daily controlled by way of sophisticated pricing and risk measurement models.

Under regular conditions, the exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt present value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

o    Futures and Forward Contracts: quotes on the exchanges;
o Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the government securities for Brazilian transactions, and on the international exchange prices for transactions carried out abroad.
o Options: statistical models that consider the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as the Black & Scholes model.
o Credit: Pricing model involving a payment flow in the case of no event, and in the case of event, the notional amount is paid in exchange for unsettled securities.

These financial instruments have their notional values recorded in memorandum accounts and adjustments/premiums are recorded in balance sheet accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             93

==============================================================================================================================
                                                                       BALANCE SHEET
                                                                          ACCOUNT
                                                                        RECEIVABLE /   ADJUSTMENT
                                                                         (RECEIVED)     TO MARKET
                                                MEMORANDUM ACCOUNT       (PAYABLE)/       VALUE
                                                  NOTIONAL VALUE            PAID      (IN RESULTS)        MARKET VALUE
                                            ----------------------------------------------------------------------------------
                                             12/31/2006    12/31/2005    12/31/2006    12/31/2006    12/31/2006    12/31/2005
--------------------------------------------------------  ------------  ------------  ------------  ------------  ------------
Futures                                      190,720,774    88,229,522        30,293       (24,705)        5,588        15,558
  Purchase commitments                        57,508,787    51,389,406        (3,765)       35,964        32,199        23,052
    Foreign currency                           2,579,921     5,875,731        (1,457)          221        (1,236)      (12,408)
    Interbank market                          42,602,036    28,693,479        10,549        15,793        26,342        19,659
    Fixed rates                                2,625,389     9,634,109             -             -             -             -
    Indices                                    9,532,861     6,633,432       (12,880)       20,645         7,765        15,773
    Other                                        168,580       552,655            23          (695)         (672)           28
  Commitments to sell                        133,211,987    36,840,116        34,058       (60,669)      (26,611)       (7,494)
    Foreign currency                           4,428,161     5,560,225        12,107          (733)       11,374         2,030
    Interbank market                          55,249,377    18,847,695        (2,999)      (22,375)      (25,374)      (15,815)
    Fixed rates                               59,655,006     2,090,611             -             -             -             -
    Indices                                   12,638,091    10,052,759        24,990       (37,786)      (12,796)        6,477
    Other                                      1,241,352       288,826           (40)          225           185          (186)
Swap                                                                         678,942       (52,368)      626,574       524,079
  Asset position                             113,538,782    34,338,563     1,197,623       534,912     1,732,535     1,257,998
    Foreign currency                          14,788,018     6,151,583        52,296        (9,008)       43,288       114,857
    Interbank market                          17,768,679    13,398,744       854,920       196,583     1,051,503       966,739
    Fixed rates                               65,757,214     6,355,251       244,152       143,824       387,976       143,310
    Indices                                   15,128,279     8,386,499        32,547       202,816       235,363        20,570
    Other                                         96,592        46,486        13,708           697        14,405        12,522
  Liability position                         112,859,840    33,961,692      (518,681)     (587,280)   (1,105,961)     (733,919)
    Foreign currency                          65,871,710    12,149,432      (106,855)     (158,029)     (264,884)     (129,635)
    Interbank market                          21,596,879    11,688,928      (235,947)       22,518      (213,429)     (438,306)
    Fixed rates                                8,772,425     3,243,773      (135,392)     (253,275)     (388,667)     (127,389)
    Indices                                   16,262,684     6,824,173       (36,734)     (201,610)     (238,344)      (18,155)
    Other                                        356,142        55,386        (3,753)        3,116          (637)      (20,434)
Option                                       232,495,445    76,392,027        77,061        94,391       171,452       (12,880)
  Purchase commitments - long position       137,511,164    10,704,880        72,420       (19,872)       52,548       213,595
    Foreign currency                           7,743,564     8,207,019        28,415       (15,192)       13,223       118,810
    Interbank market                             120,454             -             -           169           169             -
    Fixed rates                                   14,080     1,058,933           681            45           726         4,502
    Indices                                  129,246,903       949,535        18,767        (8,512)       10,255         4,540
    Shares in Publicly Traded Companies          369,752       447,260        23,355         4,147        27,502        84,961
    Other                                         16,411        42,133         1,202          (529)          673           782
  Commitments to sell - long position         26,365,253    26,172,324       252,481       145,478       397,959       224,048
    Foreign currency                           1,847,292     6,037,420        14,174        (2,085)       12,089       128,364
    Fixed rates                                        -       143,602             -             -             -            44
    Indices                                   22,741,204    17,859,541        42,862       140,859       183,721         1,427
    Shares in Publicly Traded Companies          991,193       812,768       187,277         8,435       195,712        85,902
    Other                                        785,564     1,318,993         8,168        (1,731)        6,437         8,311
  Purchase commitments - short position       45,490,566    11,858,228      (182,423)       67,239      (115,184)     (407,332)
    Foreign currency                           4,353,573     9,659,809       (59,960)       40,838       (19,122)     (381,535)
    Interbank market                             186,079           127           (78)          (37)         (115)          (77)
    Fixed rates                                   18,849       861,378          (777)         (172)         (949)       (8,741)
    Indices                                   38,903,455       942,132       (59,383)       40,146       (19,237)         (158)
    Shares in Publicly Traded Companies        1,099,805       220,112       (58,718)      (14,697)      (73,415)      (15,616)
    Other                                        928,805       174,670        (3,507)        1,161        (2,346)       (1,205)
  Commitments to sell - short position        23,128,462    27,656,595       (65,417)      (98,454)     (163,871)      (43,191)
    Foreign currency                           2,580,907     5,626,386       (23,150)        7,260       (15,890)      (33,031)
    Fixed rates                                        -       286,151             -             -             -           (22)
    Indices                                   19,168,222    18,834,862       (21,981)     (118,094)     (140,075)       (1,406)
    Shares in Publicly Traded Companies          616,655       664,177       (17,475)       11,045        (6,430)       (4,442)
    Other                                        762,678     2,245,019        (2,811)        1,335        (1,476)       (4,290)
Forwards                                                                     459,544        (1,569)      457,975       244,423
  Purchase receivable                                                          1,371          (339)        1,032        40,000
  Purchase payable                                                            (3,173)         (412)       (3,585)      (40,000)
  Sales receivable                                                           466,787          (460)      466,327       253,007
    Shares in Publicly Trade Companies                                       464,841          (675)      464,166       244,420
    Other                                                                      1,946           215         2,161         8,587
  Sales deliverable                                                           (5,441)         (358)       (5,799)       (8,584)
Other derivative financial instruments (*)    19,587,511    12,727,150      (146,429)        6,701      (139,728)       46,126
  Asset position                              10,592,070     7,057,619       654,412        57,727       712,139     1,201,470
  Liability position                           8,995,441     5,669,531      (800,841)      (51,026)     (851,867)   (1,155,344)
                                                                ASSETS     2,675,387       692,741     3,368,128     3,205,676
                                                           LIABILITIES    (1,575,976)     (670,291)   (2,246,267)   (2,388,370)
                                                                 TOTAL     1,099,411        22,450     1,121,861       817,306
==============================================================================================================================
DERIVATIVE CONTRACTS MATURE AS
 FOLLOWS (IN DAYS):
==============================================================================================================================
                 CLEARING                      0 - 30       31 - 180      181 - 365     OVER 365     12/31/2006    12/31/2005
                  FUTURES                     70,190,137    72,198,423    11,192,066    37,140,148   190,720,774    88,229,522
                   SWAPS                       6,915,002    72,364,484     8,896,154    24,165,519   112,341,159    33,294,038
                  OPTIONS                     50,672,318   142,694,283     1,206,591    37,922,253   232,495,445    76,392,027
                   OTHER                       1,858,572     7,488,061     3,314,130     6,926,748    19,587,511    12,727,150
==============================================================================================================================

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             94

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional value per trading location (organized or over-the-counter market) and counterparties:

============================================================================================================
                                                       12/31/2006
                           -------------------------------------------------------------------
                             FUTURES        SWAPS       OPTIONS        OTHER         TOTAL       12/31/2005
------------------------------------------------------------------------------------------------------------
BM&F/Bovespa               125,226,435    11,978,570    91,664,268     3,113,200   231,982,473   100,348,530
Over-the-counter market     65,494,339   100,362,589   140,831,177    16,474,311   323,162,416   110,294,207
  Financial institutions    41,545,370    75,377,575   137,871,596     9,084,315   263,878,856    89,204,510
  Companies                 23,948,969    24,060,476     2,959,581     7,385,637    58,354,663    20,906,312
  Individuals                        -       924,538             -         4,359       928,897       183,385
Total                      190,720,774   112,341,159   232,495,445    19,587,511   555,144,889   210,642,737
------------------------------------------------------------------------------------------------------------
Total 12/31/2005            88,229,522    33,294,038    76,392,027    12,727,150   210,642,737
============================================================================================================

CREDIT DERIVATIVES
============================================================================================
                                                                          EFFECT ON THE
                                                                        CALCULATION OF THE
                                                CREDIT RISK AMOUNT     REQUIRED NET EQUITY
                                              ----------------------  ----------------------
                                              12/31/2006  12/31/2005  12/31/2006  12/31/2005
--------------------------------------------------------  ----------  ----------  ----------
TRANSFERRED
  Credit swaps whose underlying assets are:
    Securities                                  (438,804)    (23,407)    (48,268)          -
    Derivatives with companies                   (50,000)          -      (5,500)          -
  Total return rate swap - Securities           (160,350)          -     (17,639)          -
RECEIVED
  Credit swaps whose underlying assets are:
    Securities                                 2,761,557     604,205      48,464           -
    Derivatives with companies                   100,000      87,500      11,000       9,625
Total                                          2,212,403     668,298     (11,943)      9,625
============================================================================================

The market value of the credit derivative operations described above, recorded in assets, totals R$ 33,125 (R$ 942 at 12/31/2005), and in liabilities, R$ 30,631 (R$ 11,472 at 12/31/2005). During the year, there was no occurrence of a credit event as provided for in the agreements.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             95

g)   CHANGES IN ADJUSTMENT TO MARKET VALUE FOR THE PERIOD

====================================================================================
                                                               01/01 TO    01/01 TO
                                                              12/31/2006  12/31/2005
------------------------------------------------------------------------  ----------
Opening balance                                                  247,765     356,238
Balance arising from the acquisition of BKB at 04/30/2006       (125,718)          -
Adjustments with impacts on:
  Net income                                                     441,939     173,508
  Stockholders' equity                                          (252,738)   (298,752)
Write-offs due to permanent losses                                     -      16,771
Closing balance                                                  311,248     247,765
Adjustment to market value                                       311,248     247,765
                                                              ----------  ----------
  Trading securities                                             113,638      51,410
  Available-for-sale securities                                  175,160     434,561
  Derivative financial instruments (assets and liabilities)       22,450     131,794
  Additional provision (*)                                             -    (370,000)
====================================================================================

(*) Aims at covering risks of current and future fluctuation in the prices, considering highly volatile scenarios.

     For a better understanding, the following table shows the change in the additional provision for securities and the unrealized gain of available-for-sale securities and held-to-maturity securities:

========================================================================
                                                 12/31/2006   12/31/2005
-----------------------------------------------------------   ----------
Additional provision                                      -      370,000
Adjustment to available-for-sale
 securities - Stockholders' equity                  175,160      434,561
Adjustment to held-to-maturity securities (*)       214,866      185,518
-----------------------------------------------------------   ----------
Total unrealized gain                               390,026      990,079
========================================================================

(*)  At 12/31/2006 includes the amount of R$ 27,518 (R$ 17,255 at 12/31/2005)
     regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in net income.

h) REALIZED GAIN OF SECURITIES PORTFOLIO

==============================================================================
                                                        01/01 TO     01/01 TO
                                                       12/31/2006   12/31/2005
-----------------------------------------------------------------   ----------
Gain (loss) - trading securities and
 derivative financial instruments                         152,831      123,359
Gain (loss) - available-for-sale securities               504,704      180,484
Total of realized gain                                    657,535      303,843
-----------------------------------------------------------------   ----------
Adjustment to market value with impact on net income      441,939      173,508
-----------------------------------------------------------------   ----------
Total                                                   1,099,474      477,351
==============================================================================

i) RECLASSIFICATION OF SECURITIES (ARTICLE 5 OF BACEN CIRCULAR LETTER 3,068, OF NOVEMBER 8, 2001)

     The management's Financial Risk Management Committee sets forth guidelines to classify securities. The current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines.

     No reclassification or changes to the current guidelines were carried out in the period.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             96

NOTE 7 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a)   COMPOSITION OF THE PORTFOLIO WITH CREDIT GRANTING CHARACTERISTICS

I) BY TYPE OF OPERATIONS AND RISK LEVEL

===================================================================================================================================
                                                                                         12/31/2006
                                                       ----------------------------------------------------------------------------
                     RISK LEVELS                            AA           A            B            C            D            E
-----------------------------------------------------------------------------------------------------------------------------------
Loan operations                                         13,058,171   21,817,469   11,272,406    3,011,549    2,175,751    1,718,092
  Loans and discounted trade receivables                 6,912,948   10,993,510    8,402,593    2,193,054    1,642,430    1,457,344
  Financing                                              4,536,140    8,128,946    2,014,114      643,586      335,583       87,787
  Farming and agribusiness industries                    1,516,054    1,027,116      661,154       51,692       99,874      108,489
  Real estate financing                                     93,029    1,667,897      194,545      123,217       97,864       64,472

Lease operations                                           561,757   12,437,588    1,761,709      584,498      208,066       40,156

Credit card operations                                           -    2,027,847    5,037,244      664,548      544,511      401,446

Advances on exchange contracts (1)                         264,364      372,319      425,944      127,421      126,067        6,605

Other sundry receivables (2)                                29,297       54,909       40,736       50,623       10,019           81

Total operations with credit granting characteristics   13,913,589   36,710,132   18,538,039    4,438,639    3,064,414    2,166,380
-----------------------------------------------------------------------------------------------------------------------------------
Endorsements and sureties (3)

Total with endorsements and sureties                    13,913,589   36,710,132   18,538,039    4,438,639    3,064,414    2,166,380
-----------------------------------------------------------------------------------------------------------------------------------
Total - 12/31/2005                                       9,787,452   28,239,975   13,157,443    3,494,988    1,863,516    1,572,374
===================================================================================================================================

======================================================================================================================
                                                                            12/31/2006                      12/31/2005
                                                       --------------------------------------------------   ----------
                     RISK LEVELS                            F            G            H          TOTAL        TOTAL
---------------------------------------------------------------------------------------------------------   ----------
Loan operations                                          1,573,918      404,265    2,386,910   57,418,531   43,748,181
  Loans and discounted trade receivables                 1,462,790      318,224    1,969,355   35,352,248   26,368,126
  Financing                                                 64,801       45,875      292,289   16,149,121   12,829,091
  Farming and agribusiness industries                        2,097          575       14,109    3,481,160    2,662,295
  Real estate financing                                     44,230       39,591      111,157    2,436,002    1,888,669

Lease operations                                            32,286       20,361      195,963   15,842,384    8,291,822

Credit card operations                                     166,049       88,320      390,631    9,320,596    7,268,850

Advances on exchange contracts (1)                           7,042        1,617       27,570    1,358,949    1,210,036

Other sundry receivables (2)                                 1,677          426       20,188      207,956      116,680

Total operations with credit granting characteristics    1,780,972      514,989    3,021,262   84,148,416   60,635,569
---------------------------------------------------------------------------------------------------------   ----------
Endorsements and sureties (3)                                                                   9,499,946    7,120,718

Total with endorsements and sureties                     1,780,972      514,989    3,021,262   93,648,362   67,756,287
---------------------------------------------------------------------------------------------------------   ----------
Total - 12/31/2005                                       1,414,109      370,925      734,787   60,635,569
======================================================================================================================

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities - Foreign Exchange Portfolio/ Other Credits (Note 2a).
(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3)  Recorded in Memorandum Accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             97

II)  PER MATURITY AND RISK LEVEL

======================================================================================================================
                                                                           12/31/2006
                                         -----------------------------------------------------------------------------
                                               AA           A            B             C            D           E
                                         -----------------------------------------------------------------------------
                                                                       NON-ACCRUAL (1)(2)
----------------------------------------------------------------------------------------------------------------------
Falling due installments                            -            -      960,106      629,294      396,977      313,934
  01 to 30                                          -            -       43,717       32,340       22,766       22,127
  31 to 60                                          -            -       39,183       29,666       18,897       17,455
  61 to 90                                          -            -       34,906       27,335       17,660       15,981
  91 to 180                                         -            -      103,668       75,325       51,774       43,228
  181 to 365                                        -            -      201,604      136,793       92,851       69,492
  Over 365                                          -            -      537,028      327,835      193,029      145,651

Overdue installments                                -            -      146,386      201,628      368,170      337,196
  01 to 14                                          -            -        6,442       18,486        9,729        7,972
  15 to 30                                          -            -      139,944       50,091       87,411       43,968
  31 to 60                                          -            -            -      133,051      101,515       57,442
  61 to 90                                          -            -            -            -      169,515       94,328
  91 to 180                                         -            -            -            -            -      133,486
  181 to 365                                        -            -            -            -            -            -
  Over 365                                          -            -            -            -            -            -
----------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                            -            -    1,106,492      830,922      765,147      651,130
SPECIFIC ALLOWANCE                                  -            -      (11,065)     (24,928)     (76,515)    (195,339)
----------------------------------------------------------------------------------------------------------------------
SUBTOTAL - 12/31/2005                               -            -      719,909      601,072      585,933      522,859
======================================================================================================================

                                                                        NORMAL SITUATION
----------------------------------------------------------------------------------------------------------------------
Falling due installments                   13,796,362   36,386,026   16,968,386    3,422,323    2,182,191    1,460,091
  01 to 30                                  1,892,101    4,876,312    5,721,085    1,164,607      763,382      396,962
  31 to 60                                  1,034,465    2,822,199    2,502,059      571,091      287,441       93,741
  61 to 90                                  1,068,094    2,670,152    1,626,709      366,555      229,909       69,247
  91 to 180                                 2,175,257    3,902,015    2,286,148      428,623      255,109      163,228
  181 to 365                                1,961,698    6,152,179    1,961,681      437,497      234,510      240,285
  Over 365                                  5,664,747   15,963,169    2,870,704      453,950      411,840      496,628

Overdue up to 14 days                         117,227      324,106      463,161      185,394      117,076       55,159
----------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                   13,913,589   36,710,132   17,431,547    3,607,717    2,299,267    1,515,250
GENERIC ALLOWANCE                                   -     (183,551)    (174,315)    (108,232)    (229,926)    (454,574)
----------------------------------------------------------------------------------------------------------------------
SUBTOTAL - 12/31/2005                       9,787,452   28,239,975   12,437,537    2,893,912    1,277,583    1,049,515
======================================================================================================================
TOTAL                                      13,913,589   36,710,132   18,538,039    4,438,639    3,064,414    2,166,380

EXISTING ALLOWANCE                                  -     (183,551)    (185,380)    (277,063)    (919,018)  (1,082,972)
  Minimum allowance required (3)                    -     (183,551)    (185,380)    (133,160)    (306,441)    (649,913)
  Additional allowance (4)                          -            -            -     (143,903)    (612,577)    (433,059)
======================================================================================================================
TOTAL - 12/31/2005                          9,787,452   28,239,975   13,157,446    3,494,984    1,863,516    1,572,374
EXISTING ALLOWANCE - 12/31/2005                     -     (141,200)    (176,519)    (349,149)    (558,868)    (786,029)
  Minimum allowance required (Note 3)               -     (141,200)    (131,574)    (104,849)    (186,351)    (471,712)
  Additional allowance (4)                          -            -      (44,945)    (244,300)    (372,517)    (314,317)
======================================================================================================================

=========================================================================================================
                                                              12/31/2006                       12/31/2005
                                           -------------------------------------------------   -----------
                                               F            G            H           TOTAL        TOTAL
                                           -------------------------------------------------   ----------
                                                          NON-ACCRUAL (1) (2)
--------------------------------------------------------------------------------------------   ----------
Falling due installments                      468,722      179,165      548,629    3,496,827    2,285,003
  01 to 30                                     32,598       10,567       42,490      206,605      138,050
  31 to 60                                     25,160        9,886       30,283      170,530      118,555
  61 to 90                                     23,587        9,017       26,963      155,449      108,911
  91 to 180                                    62,375       24,228       70,003      430,601      301,624
  181 to 365                                  105,457       39,542      117,720      763,459      489,494
  Over 365                                    219,545       85,925      261,170    1,770,183    1,128,369

Overdue installments                          421,442      268,923    1,702,688    3,446,433    1,673,616
  01 to 14                                     14,080        4,614       14,686       76,009       50,696
  15 to 30                                     40,124        9,261       37,924      408,723      291,048
  31 to 60                                     68,520       16,890       66,433      443,851      319,778
  61 to 90                                     73,611       23,969      110,012      471,435      238,863
  91 to 180                                   225,107      214,189      329,769      902,551      504,512
  181 to 365                                        -            -    1,088,719    1,088,719      248,157
  Over 365                                          -            -       55,145       55,145       20,562
--------------------------------------------------------------------------------------------   ----------
SUBTOTAL                                      890,164      448,088    2,251,317    6,943,260    3,958,619
SPECIFIC ALLOWANCE                           (445,082)    (313,662)  (2,251,317)  (3,317,907)  (1,354,394)
--------------------------------------------------------------------------------------------   ----------
SUBTOTAL - 12/31/2005                         629,635      334,384      564,827    3,958,619
============================================================================================   ==========

                                                           NORMAL SITUATION
---------------------------------------------------------------------------------------------------------
Falling due installments                      862,961       63,487      591,512   75,733,339   55,677,420
  01 to 30                                    131,420       16,583      126,202   15,088,654   13,143,387
  31 to 60                                     55,012        4,430       70,759    7,441,197    4,851,015
  61 to 90                                     44,227        3,544       28,247    6,106,684    3,358,172
  91 to 180                                   102,200        7,731       64,057    9,384,368    6,623,884
  181 to 365                                  159,881       10,475      100,619   11,258,825    8,431,060
  Over 365                                    370,221       20,724      201,628   26,453,611   19,269,902

Overdue up to 14 days                          27,847        3,414      178,433    1,471,817      999,530
--------------------------------------------------------------------------------------------   ----------
SUBTOTAL                                      890,808       66,901      769,945   77,205,156   56,676,950
GENERIC ALLOWANCE                            (445,403)     (46,831)    (769,945)  (2,412,777)  (1,382,782)
--------------------------------------------------------------------------------------------   ----------
SUBTOTAL - 12/31/2005                         784,474       36,541      169,961   56,676,950
============================================================================================   ==========
TOTAL                                       1,780,972      514,989    3,021,262   84,148,416   60,635,569
EXISTING ALLOWANCE                         (1,246,501)    (514,937)  (3,021,262)  (7,430,684)  (4,107,176)
  Minimum allowance required (3)             (890,485)    (360,492)  (3,021,262)  (5,730,684)  (2,737,176)
  Additional allowance (4)                   (356,016)    (154,445)           -   (1,700,000)  (1,370,000)
============================================================================================   ==========
TOTAL - 12/31/2005                          1,414,109      370,925      734,788   60,635,569
EXISTING ALLOWANCE - 12/31/2005              (989,734)    (370,889)    (734,788)  (4,107,176)
  Minimum allowance required (Note 3)        (707,054)    (259,648)    (734,788)  (2,737,176)
  Additional allowance (4)                   (282,680)    (111,241)           -   (1,370,000)
=========================================================================================================

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(2) The balance of non-accrual operations amounts to R$ 4,425,930 (R$ 2,137,026 at 12/31/2005).
(3) The policy of not using the "AA" rating for very small, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by recording a provison upon the granting of loan.
(4) According to BACEN's request, the additional allowance is classified into level to show the additional amounts determined through the use of statistical models for evaluating portfolios in the event of stress in the economic additional classified risk to determined through models for the in economic scenario.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             98

III - BY BUSINESS SECTOR

============================================================================================================
                                                           12/31/2006       %        12/31/2005       %
----------------------------------------------------------------------------------   -----------------------
PUBLIC SECTOR                                                 855,537          1.0    1,335,928          2.2
        Chemical and Petrochemical                            187,116          0.2      230,170          0.4
        Generation and distribution of electric energy        529,030          0.6      971,468          1.6
        Other                                                 139,391          0.2      134,290          0.2
PRIVATE SECTOR                                             83,292,879         99.0   59,299,641         97.8
  CORPORATIONS                                             40,625,558         48.3   28,861,612         47.6
      INDUSTRY                                             16,603,836         19.7   11,720,503         19.3
        Food and beverages                                  2,957,952          3.5    1,882,014          3.1
        Steel and metallurgy                                1,982,504          2.4    1,264,799          2.1
        Chemical and Petrochemical                          2,708,896          3.2    1,654,861          2.7
        Electrical and electronic                             901,236          1.1      616,599          1.0
        Paper and pulp                                        852,171          1.0      515,844          0.9
        Light and heavy vehicles                              498,521          0.6      708,235          1.2
        Textile and clothing                                1,239,436          1.5      756,005          1.2
        Mechanics                                             804,012          1.0      507,501          0.8
        Tobacco                                               287,637          0.3      384,748          0.6
        Fertilizers, insecticides and crop protection         861,366          1.0      715,198          1.2
        Autoparts and accessories                             708,760          0.8      473,069          0.8
        Construction material                                 657,419          0.8      502,731          0.8
        Pharmaceuticals                                       323,446          0.4      299,039          0.5
        Wood and furniture                                    647,167          0.8      520,482          0.9
        Tractors and agribusiness machinery                   106,069          0.1       99,702          0.2
        Other                                               1,067,244          1.3      819,676          1.4
      COMMERCE                                              6,668,417          7.9    4,439,111          7.3
        Retail                                              5,387,522          6.4    3,465,737          5.7
        Wholesale                                             986,412          1.2      626,556          1.0
        Other                                                 294,483          0.3      346,818          0.6
      SERVICES                                             11,919,044         14.2    9,367,218         15.4
        Telecommunications                                    973,437          1.2    1,120,289          1.8
        Generation and distribution of electric energy      1,621,231          1.9    2,152,234          3.5
        Financial                                           1,138,873          1.4      638,643          1.1
        Service companies                                   2,371,453          2.8    1,572,128          2.6
        Contractors and real estate agents                  1,131,427          1.3      764,093          1.3
        Real estate financing (company)                       383,264          0.5      295,530          0.5
        Public services concessionaries                       439,123          0.5      406,003          0.7
        Transportation                                      1,222,996          1.5      763,941          1.3
        Communications                                        423,067          0.5       76,952          0.1
        Other                                               2,214,173          2.6    1,577,405          2.6
       PRIMARY SECTOR                                       4,615,324          5.5    2,849,409          4.7
        Mining                                              1,070,999          1.3      342,513          0.6
        Farming and livestock                               3,521,196          4.2    2,469,708          4.1
        Other                                                  23,129          0.0       37,188          0.1
       OTHER                                                  818,937          1.0      485,371          0.8
    INDIVIDUALS                                            42,667,321         50.7   30,438,029         50.2
        Credit cards                                        9,188,425         10.9    7,215,950         11.9
        Real estate financing                               2,052,738          2.4    1,593,139          2.6
        Consumer loans/vehicles/overdraft                  31,426,158         37.3   21,628,940         35.7

TOTAL                                                      84,148,416        100.0   60,635,569        100.0
============================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                             99

b)   CREDIT CONCENTRATION

============================================================================================
                                                 12/31/2006                12/31/2005
                                           -----------------------   -----------------------
     LOAN, LEASE AND OTHER  CREDIT                         % OF                     % OF
            OPERATIONS (*)                    RISK         TOTAL        RISK        TOTAL
------------------------------------------------------------------   -----------------------
Largest debtor                                971,323          1.0      569,002          0.8
20 largest debtors                          7,811,822          8.3    6,574,893          9.7
50 largest debtors                         13,439,417         14.4   11,566,596         17.1
100 largest debtors                        18,962,802         20.3   16,240,398         24.0
============================================================================================

============================================================================================
                                                 12/31/2006                12/31/2005
     LOAN, LEASE AND OTHER CREDIT          -----------------------   -----------------------
     OPERATIONS AND SECURITIES OF                         % OF                       % OF
COMPANIES AND FINANCIAL INSTITUTIONS (*)      RISK        TOTAL         RISK        TOTAL
------------------------------------------------------------------   -----------------------
Largest debtor                              1,267,902          1.2      741,757          0.9
20 largest debtors                         12,718,831         11.6   10,805,434         13.4
50 largest debtors                         20,642,485         18.8   18,271,560         22.7
100 largest debtors                        28,502,817         26.0   24,754,698         30.7
============================================================================================

(*)  The amounts include endorsements and sureties.

c) CHANGES IN ALLOWANCE FOR LOAN LOSSES

============================================================
                                      01/01 A       01/01 A
                                     12/31/2006   12/31/2005
-----------------------------------------------   ----------
Opening balance                      (4,107,176)  (3,053,555)
Balance arising from the
 BKB acquisition at 04/30/2006         (370,812)           -
Net increase for the period          (6,447,640)  (3,716,278)
Write-offs                            3,494,944    2,662,657
Closing balance                      (7,430,684)  (4,107,176)
  Specific allowance (1)             (3,317,907)  (1,354,394)
  Generic allowance (2)              (2,412,777)  (1,382,782)
  Additional allowance (3)           (1,700,000)  (1,370,000)
============================================================

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(2) For operations not covered by the previous item due to the classification of the client or operation.
(3) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Obs: The specific and generic allowances reflect the effects of supplementary allowance totaling R$ 254,975 (R$ 215,975 at 12/31/2005) as it does not consider the option established by article 5 of CMN Resolution 2682, of 12/21/1999, amended by article 2 of CMN Resolution 2697, of 02/24/2000, that the loantransactions with clients whosetotal liability is below R$ 50 could bedetermined based only on the overdue amounts.

At December 31, 2006, the balance of the allowance for loan losses in relation to the loan portfolio is equivalent to 8.8% (6.8% at 12/31/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            100

d)   RECOVERY AND RENEGOTIATION OF CREDITS

I - COMPOSITION OF THE RESULT OF ALLOWANCE FOR LOAN LOSSES

==================================================================
                                            01/01 TO     01/01 TO
                                           12/31/2006   12/31/2005
-----------------------------------------------------   ----------
Net increase for the period                (6,447,640)  (3,716,278)
Recoveries                                    943,018      889,024
  Renegotiation                               268,218      380,594
  Receipt                                     674,800      508,430
Result of allowance for loan losses        (5,504,622)  (2,827,254)
==================================================================

II - RENEGOTIATED CREDITS

==================================================================
                                           12/31/2006   12/31/2005
-----------------------------------------------------   ----------
Renegotiated credits (*)                    2,726,332    1,369,674
Allowance for loan losses                  (1,576,415)    (559,701)
(%)                                              57.8         40.9
==================================================================

(*) Some renegotiations of loans offer discounts to clients in the installments paid upon maturity. In the fourth quarter, we started to take into consideration all credit renegotiations, net of discounts, are reducing Gross Income from Financial Operations by R$ 90,246, R$ 254,292 of which are related to the reduction in Income from Financial Operations -Loan, Lease and Other Credit Operations, and R$ 164,046 are related to the Expense for Allowance for Loan Losses.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            101

e)   CREDIT ASSIGNMENTS

     In 2006, credit assignments without joint liability were carried out, related to those operations with remote chances of recoverability, according to management, which up to March 31, 2006 had been additionally written off to losses, as mentioned in Note 2b. This portfolio, in the amount of R$ 2,830,868, was realized for the amount of R$ 473,933, without any effects on the consolidated results, in accordance with the appraisal report, in conformity with CMN Resolution No. 2,836 of May 30, 2001

     If the previously adopted procedure had been used, the amount of R$ 999,886 would have been written off in addition to losses, which would have decreased the portfolio balance and the related allowance by the same amount, without any effect on results.

f)   RESTRICTED OPERATIONS ON ASSETS

     We present below information related to the restricted operations on assets,realized in accordance with CMN Resolution 2,921 of January 17, 2002.

============================================================================================================================
                                                                                                                   01/01 TO
                                                                           12/31/2006                             12/31/2006
                                                 --------------------------------------------------------------   ----------
                                                                                                                    INCOME
                                                   0 - 30      31 - 180     180 - 365    OVER 365      TOTAL      (EXPENSES)
---------------------------------------------------------------------------------------------------------------   ----------
Restricted operations on assets
  Loan operations                                    44,996      217,576       18,871      275,281      556,724        8,923
---------------------------------------------------------------------------------------------------------------   ----------
Liabilities - restricted operations on assets
  Foreign borrowings through securities              44,941      214,370       15,571      281,514      556,396       (7,841)
---------------------------------------------------------------------------------------------------------------   ----------
Net revenue from restricted operations                                                                                 1,082
============================================================================================================================

At December 31, 2006, there were no default operations.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            102

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

==============================================================================================
                                                                    12/31/2006     12/31/2005
-------------------------------------------------------------------------------   ------------
ASSETS - OTHER RECEIVABLES                                           12,872,015      7,707,411
  Exchange purchase pending settlement - foreign currency             6,851,561      4,135,028
  Bills of exchange and term documents - foreign currency                 1,448          2,023
  Exchange sale rights - local currency                               6,205,132      3,689,538
  (-) Advances received - local currency                               (186,126)      (119,178)
LIABILITIES - OTHER LIABILITIES (Note 2a II)                         13,123,604      7,827,929
  Exchange sales pending settlement - foreign currency                6,148,571      3,670,177
  Liabilities from purchase of foreign currency - local currency      6,972,146      4,155,011
  Other                                                                   2,887          2,741
MEMORANDUM ACCOUNTS                                                     188,562         85,399
  Outstanding import credits - foreign currency                         136,176         59,424
  Confirmed export credits - foreign currency                            52,386         25,975
==============================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            103

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a) SUMMARY

===============================================================================================================================
                                                                  12/31/2006                                     12/31/2005
                                    -----------------------------------------------------------------------  ------------------
                                       0-30        31-180       181-365     OVER 365       TOTAL        %       TOTAL       %
-----------------------------------------------------------------------------------------------------------  ------------------
Deposits                             47,619,099    6,671,995    2,164,232    4,717,548   61,172,874    49.1   50,519,735   54.6
Deposits received under securities
 repurchase agreements               11,141,803    2,107,822    5,676,071   20,419,012   39,344,708    31.6   22,030,650   23.7
Funds from acceptance and
 issuance of securities                  97,690      768,314    2,185,952    4,489,434    7,541,390     6.0    4,960,762    5.4
Borrowings and onlendings             1,098,366    2,281,685    1,370,225    5,766,790   10,517,066     8.4    9,156,272    9.9
Securitization of foreign
 payment orders                               -      120,985       96,890    1,313,842    1,531,717     1.2    1,285,335    1.4
Subordinated debts                            -       61,900            -    4,504,490    4,566,390     3.7    4,584,421    5.0
-----------------------------------------------------------------------------------------------------------  ------------------
TOTAL                                59,956,958   12,012,701   11,493,370   41,211,116  124,674,145           92,537,175
% per maturity term                        48.1          9.6          9.2         33.1
---------------------------------------------------------------------------------------------------
TOTAL - 12/31/2005                   45,439,963    9,802,538    5,780,584   31,514,090   92,537,175
% per maturity term                        49.1         10.6          6.2         34.1
===============================================================================================================================

b) DEPOSITS

===============================================================================================================================
                                                                   12/31/2006                                    12/31/2005
                                    -----------------------------------------------------------------------  ------------------
                                       0-30        31-180       181-365     OVER 365       TOTAL        %       TOTAL       %
-----------------------------------------------------------------------------------------------------------  ------------------
Demand deposits                      17,332,787            -            -            -   17,332,787    28.3   12,255,358   24.2
Savings accounts                     22,911,960            -            -            -   22,911,960    37.5   19,782,601   39.2
Interbank                             1,721,117      351,459       70,014       24,394    2,166,984     3.5      645,530    1.3
Time deposits                         3,888,935    6,320,536    2,094,218    4,693,154   16,996,843    27.8   17,402,137   34.4
Other deposits                        1,764,300            -            -            -    1,764,300     2.9      434,109    0.9
-----------------------------------------------------------------------------------------------------------  ------------------
TOTAL                                47,619,099    6,671,995    2,164,232    4,717,548   61,172,874           50,519,735
% per maturity term                        77.9         10.9          3.5          7.7
---------------------------------------------------------------------------------------------------
TOTAL - 12/31/2005                   37,839,909    5,889,638    1,974,873    4,815,315   50,519,735
% per maturity term                        74.9         11.7          3.9          9.5
===============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            104

c) DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS

===============================================================================================================================
                                                                   12/31/2006                                    12/31/2005
                                     ----------------------------------------------------------------------   -----------------
                                       0 - 30      31 - 180     181 - 365   OVER 365       TOTAL        %       TOTAL       %
-----------------------------------------------------------------------------------------------------------   -----------------
Own Portfolio                         2,789,089    2,107,822    5,676,071   20,403,447   30,976,429    78.8   17,510,299   79.5
  Public securities                      75,349        6,259       15,573       10,542      107,723     0.2      185,375    0.9
  Private securities                     24,465            -            -       75,260       99,725     0.3      546,563    2.5
  Own issue                             511,201    1,948,206    5,660,405   20,229,253   28,349,065    72.1   15,035,895   68.2
  Foreign                             2,178,074      153,357           93       88,392    2,419,916     6.2    1,742,466    7.9
Third-party portfolio                 8,352,714            -            -            -    8,352,714    21.2    4,520,351   20.5
Free portfolio                                -            -            -       15,565       15,565     0.0            -      -
-----------------------------------------------------------------------------------------------------------   -----------------
TOTAL                                11,141,803    2,107,822    5,676,071   20,419,012   39,344,708           22,030,650
% per maturity term                        28.3          5.4         14.4         51.9
---------------------------------------------------------------------------------------------------
TOTAL - 12/31/2005                    6,842,200    1,777,106    1,653,043   11,758,301   22,030,650
% per maturity term                        31.0          8.1          7.5         53.4
===============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            105

d) FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES

===============================================================================================================================
                                                                   12/31/2006                                    12/31/2005
                                    -----------------------------------------------------------------------  ------------------
                                       0-30        31-180       181-365     OVER 365       TOTAL        %       TOTAL       %
-----------------------------------------------------------------------------------------------------------  ------------------
MORTGAGE AND REAL ESTATE NOTES                -      271,856      247,924            -      519,780     6.9            -      -
DEBENTURES                                    -      105,221    1,500,000    1,350,000    2,955,221    39.2    1,455,452   29.3
FOREIGN BORROWING THROUGH
 SECURITIES - Non Trade Related          97,690      391,237      438,028    3,139,434    4,066,389    53.9    3,505,310   70.7
  Issued in Brazil -
   Fixed Rate Notes                           -        4,025            -      427,600      431,625     5.7      472,820    9.6
  Issued abroad                          97,690      387,212      438,028    2,711,834    3,634,764    48.2    3,032,490   61.1
    Brazil Risk Note Programme           58,705       88,050            -      425,991      572,746     7.6      995,163   20.1
    Euro Certificates of Deposits         6,717       14,049       22,303            -       43,069     0.6       37,485    0.8
    Euro Medium Term
     Note Programme                           -           91            -       14,966       15,057     0.2       16,485    0.3
    Euronotes                                 -        4,532            -      246,412      250,944     3.3      249,582    5.0
    Fixed-rate notes                     31,626      278,531      415,488    2,022,803    2,748,448    36.4    1,733,526   34.9
    Other                                   642        1,959          237        1,662        4,500     0.1          249    0.0
-----------------------------------------------------------------------------------------------------------  ------------------
TOTAL                                    97,690      768,314    2,185,952    4,489,434    7,541,390            4,960,762
% per maturity term                         1.3         10.2         29.0         59.5
---------------------------------------------------------------------------------------------------
TOTAL - 12/31/2005                      118,327      286,418      449,241    4,106,776    4,960,762
% per maturity term                         2.3          5.8          9.1         82.8
===============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            106

e) BORROWING AND ONLENDINGS

===============================================================================================================================
                                                                  12/31/2006                                    12/31/2005
                                    -----------------------------------------------------------------------  ------------------
                                       0-30        31-180       181-365     OVER 365       TOTAL        %       TOTAL       %
-----------------------------------------------------------------------------------------------------------  ------------------
BORROWINGS                              916,491    1,663,367      639,129    1,960,450    5,179,437    49.2    4,851,617   53.0
                                    -----------  -----------  -----------  -----------  -----------  ------  -----------  -----
  Local                                  57,102       87,298        4,024        4,775      153,199     1.5      167,162    1.8
  Foreign (*)                           859,389    1,570,950      632,746    1,921,736    4,984,821    47.4    4,684,455   51.2
  Assumption of obligations                   -        5,119        2,359       33,939       41,417     0.4            -      -
ONLENDINGS                              181,875      618,318      731,096    3,806,340    5,337,629    50.8    4,304,655   47.0
                                    -----------  -----------  -----------  -----------  -----------  ------  -----------  -----
  Local onlendings - official
   institutions                         178,897      599,289      731,096    3,469,336    4,978,618    47.3    4,065,230   44.4
    BNDES                                65,390      308,376      435,241    1,718,281    2,527,288    24.0    2,546,780   27.8
    FINAME                               97,486      233,993      292,761    1,695,671    2,319,911    22.1    1,403,943   15.3
    Other                                16,021       56,920        3,094       55,384      131,419     1.2      114,507    1.3
  Foreign onlendings                      2,978       19,029            -      337,004      359,011     3.4      239,425    2.6
-----------------------------------------------------------------------------------------------------------  ------------------
TOTAL                                 1,098,366    2,281,685    1,370,225    5,766,790   10,517,066            9,156,272
% per maturity term                        10.4         21.7         13.0         54.8
---------------------------------------------------------------------------------------------------
TOTAL - 12/31/2005                      639,527    1,748,570    1,626,184    5,141,991    9,156,272
% per maturity term                         6.9         19.1         17.8         56.2
===============================================================================================================================

(*) Foreign borrowings are basically represented by investments in foreign exchange transactions related to export pre-financing and import financing.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            107

f) SECURITIZATION OF FOREIGN PAYMENT ORDERS

   Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

=============================================================================================================
                                                 12/31/2006                                12/31/2005
                           ------------------------------------------------------  --------------------------
                              31-180        181-365      OVER 365        TOTAL         TOTAL           %
---------------------------------------------------------------------------------  --------------------------
TOTAL                           120,985        96,890     1,313,842     1,531,717     1,285,335         100.0
% per maturity term                 7.9           6.3          85.8
---------------------------------------------------------------------------------  --------------------------
TOTAL - 12/31/2005               28,063        77,243     1,180,029     1,285,335
% per maturity term                 2.2           6.0          91.8
=============================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            108

g) SUBORDINATED DEBT

   Funds obtained through issuance of subordinated debt securities, in accordance with the conditions determined by CMN Resolution 2,837 of 05/30/2001, are as follows:

=============================================================================================================
                                                 12/31/2006                                12/31/2005
                           ------------------------------------------------------  --------------------------
                              31-180       OVER 365        TOTAL           %           TOTAL           %
---------------------------------------------------------------------------------  --------------------------

CDB (1)                           1,625     2,123,785     2,125,410          46.5     1,960,304          42.8
Debentures (2)                   23,715       600,000       623,715          13.7       632,412          13.8
Euronotes (3)                    22,228       940,317       962,545          21.1     1,058,865          23.1
Redeemable preferred
 shares (4)                      14,332       840,388       854,720          18.7       932,840          20.3
---------------------------------------------------------------------------------  --------------------------
TOTAL                            61,900     4,504,490     4,566,390                   4,584,421
% per maturity term                 1.4          98.6
-------------------------------------------------------------------
TOTAL -12/31/2005                72,743     4,511,678     4,584,421
% per maturity term                 1.6          98.4
=============================================================================================================

(1)  Bank Deposit Certificates

      - issued on 12/23/2002, with nominal value of R$ 850,000, with maturity on 12/23/2009 and paying interest semiannually at the average Interbank Deposit rate plus 0.87% p.a.;
      - issued on 02/26/2003, with nominal value of R$ 673,103, with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate upon maturity.

(2)  Non-convertible debentures:

      - issued on 09/01/2001, with nominal value of R$ 600,000, with maturity on 09/01/2008, with no projected amortization or renegotiation and paying interest semiannually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.

(3)  Euronotes:

      - issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity on 08/15/2011 and paying interest semiannually at the rate of 10% p.a.;
      - issued on 08/13/2001, in the amount of (Y) 30.000.000 thousand (US$ 244,938 thousand), also with maturity on 08/15/2011 and paying interest semiannually at the rate of 4.25% p.a.;
      - issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30.000 thousand held in treasury), with maturity on 06/28/2012 and paying interest semiannually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date and up to maturity, at the rate of 13.625% semiannually.

(4)  Redeemable preferred shares:

      - issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semiannually.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            109

NOTE 10 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) COMPOSITION OF THE TECHNICAL PROVISIONS

===================================================================================
                                                          12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
Insurance                                                   1,436,255     1,268,240
   Unearned premiums                                          780,079       700,428
   Unsettled claims                                           362,518       348,644
   IBNR                                                       215,068       161,615
   Premium deficiency - Others                                 20,874        11,908
   Premium deficiency - Health care (1)                        47,528        34,906
   Mathematical provision for benefits to be granted            6,594         7,913
   Mathematical provision for benefits granted                    332             -
   Financial surplus                                            1,501         1,055
   Unsettled benefits                                             400           886
   Redemption and other unresolved amounts                      1,361           885

Life insurance and pension plan                            16,473,041    12,260,056
   Unearned premiums                                          260,436       244,037
   Unsettled claims                                            34,576        36,589
   IBNR                                                        45,727        41,566
   Mathematical provision for benefits to be granted       15,526,003    11,438,954
   Mathematical provision for benefits granted                108,561        89,315
   Financial surplus                                          297,149       238,677
   Financial variation                                         85,906        83,626
   Risk variation                                              26,537        18,985
   Insufficient contribution (2)                               50,096        41,815
   Redemption and other unresolved amounts                     21,671        16,492
   Premium deficiency                                           9,986         7,280
   Unexpired risks                                              1,332         1,266
   Unsettled benefits                                           1,392         1,427
   Administrative                                               3,669            27

Capitalization                                              1,127,155     1,111,238
   Mathematical provision for redemptions                   1,051,556     1,021,332
   Contingencies                                               65,167        74,896
   Raffles pending/ payable                                    10,432        15,010

TOTAL                                                      19,036,451    14,639,534
===================================================================================

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

     In compliance with USGAAP standards, the provisions recorded in the financial statements filed with the SEC (Securities and Exchange Commission) were conservatively estimated at R$ 614,109 at 12/31/2005 (R$ 549,000 at 12/31/2004), enough to cover deficits until the termination of the plans in 2099.

     To maintain the economic and financial balance of the health care plans, discussions are still being maintained with the ANS (National Health Agency
     - the Brazilian health market regulator) regarding the restructuring of the plan, as well as price adjustments. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

     In relation to the coverage of estimated amounts, existing accounting differences between the local and USGAAP practices are substantially offset by the goodwill amortization criteria.

(2) Recorded based on actuarial valuation in a sufficient amount for the settlement of obligations.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            110

b) Assets Guaranteeing Technical Provisions - SUSEP

================================================================================================================================
                                                              LIFE INSURANCE
                                         INSURANCE           AND PENSION PLAN         CAPITALIZATION              TOTAL
                                  ----------------------  ----------------------  ----------------------  ----------------------
                                  12/31/2006  12/31/2005  12/31/2006  12/31/2005  12/31/2006  12/31/2005  12/31/2006  12/31/2005
--------------------------------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Interbank investments
 - Money market                      193,743      87,285     265,947     171,046     258,282     170,770     717,972     429,101
Securities and derivative
 financial instruments               966,031     937,133  16,065,975  11,943,230     887,573     958,001  17,919,579  13,838,364
   PGBL/VGBL FUND QUOTAS (1)               -           -  14,323,595  10,214,972           -           -  14,323,595  10,214,972
   Other securities                  966,031     937,133   1,742,380   1,728,258     887,573     958,001   3,595,984   3,623,392
      Government                     312,705     225,866     777,918     693,229     143,701     120,071   1,234,324   1,039,166
      Private                        653,326     711,267     964,462   1,035,029     743,872     837,930   2,361,660   2,584,226
Credit rights (2)                    270,066     262,019     189,136     199,648           -           -     459,202     461,667
TOTAL                              1,429,840   1,286,437  16,521,058  12,313,924   1,145,855   1,128,771  19,096,753  14,729,132
================================================================================================================================

(1) PGBL and VGBL plan securities portfolio, the ownership and embedded risks of which are the customers' responsibility, is recorded as securities, as determined by SUSEP, as a contra-entry to liabilities in the Pension Plan Technical Provisions account.
(2)  Recorded under Other receivables - Insurance premiums receivable.

c) RESULTS OF OPERATIONS

================================================================================================================================
                                                              LIFE INSURANCE
                                         INSURANCE           AND PENSION PLAN         CAPITALIZATION              TOTAL
                                  ----------------------  ----------------------  ----------------------  ----------------------
                                    1/01 TO     01/1 TO    01/01 TO    01/01 TO    01/01 TO     1/1 TO     01/01 TO     1/1 TO
                                  12/31/2006  12/31/2005  12/31/2006  12/31/2005  12/31/2006  12/31/2005  12/31/2006  12/31/2005
--------------------------------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income from financial operations     167,373     159,710     137,204     116,004     108,473     107,841     413,050     383,555
   Financial income from
    Insurance, pension plan and
    capitalization operations        167,762     160,227   1,769,070   1,550,278     180,296     183,050   2,117,128   1,893,555
   Financial expenses from
    insurance, pension plan and
    capitalization operations           (389)       (517) (1,631,866) (1,434,274)    (71,823)    (75,209) (1,704,078) (1,510,000)
Results of operations from
 insurance, pension plan and
 capitalization                      571,286     334,929     346,636     294,547     208,468     168,763   1,126,390     798,239
   Premiums and contributions      2,155,789   1,917,547   5,120,571   3,963,857     794,170     798,233   8,070,530   6,679,637
   Changes in technical
    provisions                       (97,088)   (111,323) (2,573,719) (1,957,161)   (555,761)   (595,369) (3,226,568) (2,663,853)
   Expenses for claims            (1,162,882) (1,140,757)   (124,725)   (117,484)          -           -  (1,287,607) (1,258,241)
   Selling expenses                 (337,620)   (380,847)    (23,405)    (23,337)     (1,046)          -    (362,071)   (404,184)
   Expenses for benefits and
    redemptions                            -           -  (2,045,461) (1,567,759)    (25,150)    (29,732) (2,070,611) (1,597,491)
   Other income and expenses          13,087      50,309      (6,625)     (3,569)     (3,745)     (4,369)      2,717      42,371
TOTAL                                738,659     494,639     483,840     410,551     316,941     276,604   1,539,440   1,181,794
================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            111

NOTE 11 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

ITAU HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a) Contingent Assets: in the period from January 1 to December 31, 2006, contingent assets were not recognized and there are no lawsuits with realization classified as probable.

b)   Contingent Liabilities: these are estimated and classified as follows:

     -    Calculation criteria:

          Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

            - Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or regular Court) and claimant; or

            - Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors - which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued - relating to the risk level of loss of lawsuits.

            These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

          Labor lawsuits: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision.

          Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

          Other risks: calculated mainly based on the assessment of credits risk on joint obligations.

     - Contingencies classified as probable: are recognized in the accounting books and are represented by Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint obligation for securitized rural operations.

          The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

=======================================================================================================================
                                                                          01/01 TO 12/31/2006
                                               ------------------------------------------------------------------------
                                                                               TAX AND
    CHANGE IN PROVISION FOR CONTINGENT                                          SOCIAL
                LIABILITIES                        CIVIL          LABOR        SECURITY         OTHER          TOTAL
-----------------------------------------------------------------------------------------------------------------------
Opening balance                                    (766,365)      (874,599)      (370,099)      (148,327)    (2,159,390)
Balance from the BKB acquisition
 at 04/30/2006                                      (35,605)       (13,490)      (147,024)        (6,531)      (202,650)
Write-offs due to the split of
 Credicard at 04/30/2006                             86,279          9,497         93,076              -        188,852
Changes in the Period Reflected in
 Results (Notes 12e, 12g and 12h)                  (272,452)      (424,680)          (901)        74,621       (623,412)
                                               ------------   ------------   ------------   ------------   ------------
   Restatements/Charges                                   -              -        (30,928)             -        (30,928)
   Increase                                        (272,452)      (424,680)        30,027         (2,722)      (669,827)
   Write-offs through reversal                            -              -              -         77,343         77,343
Payments                                            196,098        316,453              -              -        512,551
Subtotal                                           (792,045)      (986,819)      (424,948)       (80,237)    (2,284,049)
Contingencies guaranteed by indemnity
 clauses (Note 4l-l)                                (20,289)      (550,896)        (7,048)             -       (578,233)
Closing balance (Note 12c)                         (812,334)    (1,537,715)      (431,996)       (80,237)    (2,862,282)
-----------------------------------------------------------------------------------------------------------------------
Escrow deposits at 12/31/2006 (Note 12a)            424,507        678,105        285,227              -      1,387,839
Escrow deposits at 12/31/2005 (Note 12a)            224,743        480,253        187,105              -        892,101
=======================================================================================================================

     - Contingencies classified as possible: not recognized in the accounting books and are represented by Civil Lawsuits amounting to R$ 146,066 and Tax and Social Security Lawsuits amounting to R$ 2,028,852. The principal characteristics of these lawsuits are described below:

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            112

     o CPMF (Tax on Bank Account Outflows) in Customer Operations - R$ 387,944: refers to tax assessment notices issued for collection of tax credit related to CPMF on operations carried out with customers. The decision from the Taxpayers' Council or the Superior Chamber of Tax Appeals of the Ministry of Finance is pending.

     o    IR/CS (Income Tax and Social Contribution) on disposal of investments
          - R$ 321,342: refers to tax assessment notice issued due to tax effects on disposal of investments. The lower court's decision is pending.

     o IR (Income Tax)/Allowance for Loan Losses - R$ 281,062: calculated by adopting the Regulatory Instruction (IN) 76/87 and the CMN Resolution 1,748/90, thus rejecting the IN 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993. The bank is questioning the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank's appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending.

     o Social Security Contribution on Profit Sharing and Results Exceeding the Collective Bargaining Agreement - R$ 174,754: refers to the Debt Entry Tax Notice issued based on the levy of social security contribution on the payment of profit sharing and results. A decision from the appellate court is pending.

     o ISS (Service Tax) - Leasing - R$ 126,668: the bank is questioning the constitutionality of the requirement, since: a) capital lease is a type of lease of chattels; b) the referred operations are financial leases, in which there is no service provision and therefore they cannot be taxed by ISS, under penalty of violation of articles 156 III of the Federal Constitution of 1988 and 110 of the National Tax Code. Should the tax levy be confirmed, it shall be due at the company's principal place of business, under article 12, "a" of Decree-Law 406/68.

     o ISS - Banking Institutions - R$ 123,338 refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

     o Apportionment of Net Assets by Book Value - R$ 114,039: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. A notice on the decision from the appellate court is pending.

     o Social Security Contribution on Sole Bonus - R$ 77,393: refers to Debt Entry Tax Notices issued based on the levy of social security contribution on sole bonus paid to the employees. The lower court's decision is pending.

     The amount of R$ 972,810 related to Securities, the amount of R$ 516,049 (R$ 187,445 at 12/31/2005), as well as Permanent Assets represented basically by Property For Own Use in the amount of R$ 958,785 (R$ 496,069 at 12/31/2005), according to article 32 of Law 10,522/02, are pledged in guarantee of voluntary resources related to contingent liabilities lawsuits.

     The Receivables balance arising from reimbursements of contingencies total R$ 651,039 (R$ 117,174 at 12/31/2005), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

c) Legal Liabilities - Tax and Social Security: recognized at the full amount being questioned totaling:

===============================================================================
                       PROBABILITY OF LOSS                          12/31/2006
-------------------------------------------------------------------------------
Possible                                                                913,758
Probable                                                                281,476
Remote                                                                2,631,946
-------------------------------------------------------------------------------
Total (*)                                                             3,827,180
===============================================================================

(*)  Changes in these provisions and respective deposits are shown in Note 13c
     II.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            113

At March 31, 2006, the income arising from the restatement of escrow deposits and the expenses on restatement of the corresponding liabilities started being recognized on the accrual basis, which gave rise to additions to the financial margin and the income net of taxes of R$ 169,030 and R$ 99,090, respectively.

According to the opinion of the legal advisors, ITAU HOLDING and its subsidiary companies are not involved in any administrative proceedings or lawsuits that may significantly affect the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized upon the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to the CVM Resolution 489 of October 3, 2005.

The adjustment to this Resolution's new requirements did not produce effects on the results and stockholders' equity.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            114

NOTE 12 - BREAKDOWN OF ACCOUNTS

a) OTHER SUNDRY RECEIVABLES

===================================================================================
                                                          12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
Deferred tax assets (Note 13b I)                            6,342,230     3,830,729
Social contribution for offset (Note 13b I)                 1,020,648     1,125,971
Taxes and contributions for offset                          1,326,155       995,937
Escrow deposits for provisions to contingent
 liabilities (Note 11b)                                     1,903,888     1,079,546
   Contingencies classified as probable                     1,387,839       892,101
   Contingencies classified as possible -
    Tax and Social Security lawsuits                          516,049       187,445
Escrow deposits for legal liabilities - Tax
 and Social Security (Note 13c II)                          2,363,669     1,589,782
Escrow deposits for foreign fund
 raising program                                              489,563       220,853
Receivables from reimbursement of contingent
 liabilities (Note 11b)                                       651,039       117,174
Receivables from the sale of the Credicard
 brand (Note 12i)                                             277,940             -
Sundry domestic debtors                                       230,598       270,350
Sundry foreign debtors                                         96,348        53,199
Tax incentive options                                          81,674        66,720
Recoverable payments                                           17,930        26,754
Salary advances                                                35,164        30,110
Amounts receivable from related companies                      16,709         3,902
Operations without credit granting
 characteristics                                               41,451       123,462
   Securities and credits receivable                           61,382       146,549
   (-) Allowance for other loan losses                        (19,931)      (23,087)
Other                                                          27,917        12,822
Total                                                      14,922,923     9,547,311
===================================================================================

At ITAU HOLDING, other Sundry Receivables are basically composed of Taxes and contributions for offset of R$ 154,896 (R$ 33,134 at 12/31/2005) and Deferred tax assets of R$ 523,914 (R$ 313,807 at 12/31/2005) (Note 13b I).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            115

b) PREPAID EXPENSES

===================================================================================
                                                          12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
Technical cooperation agreement (*)                           968,906     1,031,020
Commissions                                                   201,502       180,336
Advertising                                                   117,275       161,395
Other                                                          91,230        74,615
---------------------------------------------------------------------  ------------
TOTAL                                                       1,378,913     1,447,366
===================================================================================

(*) Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of December 31, 2006, the balance basically comprises the amount of R$ 374,000 (R$ 477,410 at December 31, 2005)related to the agreement entered into on September 16, 2005 with the Municipal Government of Sao Paulo and R$ 279,746 (R$ 332,279 at December 31, 2005) related to the agreements entered into with the State Governments of Rio de Janeiro, Minas Gerais and Goias.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            116

c)   OTHER SUNDRY LIABILITIES

===================================================================================
                                                          12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
Provision for contingent liabilities (Note 11b)             2,862,282     2,159,390
Provision for personnel                                       455,999       354,600
Provision for sundry payments                                 923,810       694,334
Liabilities for official agreements and rendering
 of payment services                                           75,603        62,576
Sundry creditors - local                                      412,652       235,416
Sundry creditors - foreign                                     79,528        54,392
Liabilities for purchase of assets and rights                 123,428        78,742
Related to insurance companies                                203,842       212,019
Provision for corporate restructuring (*)                     106,433        27,000
Provision to cover actuarial deficit (Note 18d)                29,278        26,850
Creditors of funds to be released                              81,657        48,316
Funds from consortia participants                              66,324        78,659
Other                                                          19,022        15,998
Total                                                       5,439,858     4,048,292
===================================================================================


(*) Refers to the provision for corporate restructuring of BKB. (12/31/2005 - provision for implementation of the New Agreement for Credicard Management).

At ITAU HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of Investment of R$ 59,243 (R$ 133,722 at 12/31/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            117

d) BANKING SERVICE FEES

===================================================================================
                                                           01/01 TO      01/01 TO
                                                          12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
Resources management                                        1,986,445     1,687,960
                                                         ------------  ------------
  Asset management fees                                     1,921,279     1,630,893
  Consortia management fees                                    65,166        57,067
Current account services                                    1,548,991     1,385,454
Credit cards                                                2,104,276     1,904,263
                                                         ------------  ------------
  Annual fees                                                 554,905       457,319
  Other services                                            1,549,371     1,446,944
                                                         ------------  ------------
    Relationship with stores                                1,120,583     1,024,713
    Credit card processing                                    428,788       422,231
Loan operations and guarantees provided                     1,689,472     1,259,309
                                                         ------------  ------------
  Loan operations                                           1,572,039     1,170,063
  Guarantees provided                                         117,433        89,246
Collection services                                           908,815       838,809
                                                         ------------  ------------
  Collection fees                                             456,540       402,002
  Collection services                                         234,848       235,869
  Interbank charges (securities, checks and wire)             217,427       200,938
Other                                                         858,574       661,256
                                                         ------------  ------------
  Income from consultation to Serasa                          221,771       195,941
  Income from brokerage                                       245,335       131,705
  Income from custody services and management
   of portfolio                                                88,402        66,833
  Income from economic and financial advisory                  81,079        43,155
  Foreign exchange services                                    31,871        33,276
  Other services                                              190,116       190,346
Total                                                       9,096,573     7,737,051
===================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            118

e) PERSONNEL EXPENSES

===================================================================================
                                                           01/01 TO      01/01 TO
                                                          12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
Compensation                                               (2,729,606)   (2,226,300)
Charges                                                      (833,082)     (694,983)
Welfare benefits                                             (701,296)     (588,197)
Training                                                      (69,391)      (57,641)
Subtotal                                                   (4,333,375)   (3,567,121)
Severance pay                                                 (65,436)     (114,629)
Labor claims (Note 11b)                                      (424,680)     (290,087)
Sole bonus (*)                                                      -       (62,532)
Total                                                      (4,823,491)   (4,034,370)
===================================================================================

(*) The 2006 Collective Bargaining Agreement does not include the Sole Bonus, but it provides instead an Additional Profit Sharing, which is provided for in Profit Sharing.

f) OTHER ADMINISTRATIVE EXPENSES

===================================================================================
                                                           01/01 TO      01/01 TO
                                                          12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
Data processing and telecommunication                      (1,373,932)   (1,181,064)
Depreciation and amortization (Note 14b)                     (659,859)     (612,756)
Facilities                                                   (813,805)     (715,573)
Third-party services                                       (1,049,566)     (832,355)
Financial system services                                    (448,725)     (372,044)
Advertising, promotions and publications                     (474,956)     (384,603)
Transportation                                               (232,790)     (194,141)
Materials                                                    (194,454)     (164,962)
Security                                                     (172,479)     (138,391)
Legal                                                         (64,340)      (73,704)
Travel expenses                                               (65,180)      (49,444)
Other                                                        (290,837)     (197,416)
Total                                                      (5,840,923)   (4,916,453)
===================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            119

g) OTHER OPERATING REVENUES

===================================================================================
                                                           01/01 TO      01/01 TO
                                                          12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
Reversal of operating provisions                              210,462             -
                                                         ------------  ------------
   Legal liabilities - tax and social
    security (Note 13c II)                                    133,119             -
   Provision for contingencies - other (Note 11b)              77,343             -
Investment in subsidiaries, not arising from net income        50,033        12,549
Recovery of charges and expenses                               74,674        91,608
AOLA service agreement (*)                                          -       119,933
Foreign exchange variation on assets of companies abroad            -        30,922
Other                                                         223,829       262,804
Total                                                         558,998       517,816
===================================================================================

(*) Refer to amounts received in advance related to the agreement for terminating ITAU HOLDING's strategic alliance with America Online Latin America Inc., which provided for the mutual release from all obligations arising from such alliance and related from amendments.

h) OTHER OPERATING EXPENSES

===================================================================================
                                                           01/01 TO      01/01 TO
                                                          12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
Provision for contingencies (Note 11b)                       (276,075)     (415,333)
                                                         ------------  ------------
   Civil lawsuits                                            (272,452)     (333,288)
   Tax and social security                                       (901)      (47,257)
   Other                                                       (2,722)      (34,788)
Selling - credit cards                                       (347,466)     (250,259)
Claims                                                       (175,732)     (187,487)
Provision for the Technical Cooperation
 Agreement - Banestado (1)                                          -       (78,887)
Amortization of goodwill on purchase of investments (2)    (3,300,638)     (200,000)
Provision for corporate restructuring (3)                           -       (75,000)
Other                                                        (449,157)     (208,692)
Total                                                      (4,549,068)   (1,415,658)
===================================================================================

     (1) Refers to the agreement entered into with the State Government of Parana, as the State Decree 5,434 annulled such agreement, transferring the services to other financial institutions. ITAU filed an appeal in relation to this annulment.

     (2)  In 12/31/2006, it basically refers to:

          -    BKB acquisition (Note 2a I) in the amount of R$ 3,111,934.
          - acquisition of BPI SGPS S.A. shares in the amount of R$ 115,269, which, net of minority interest, represents R$ 65,100.
          - acquisition of quotas of Previtec - Previdencia e Tecnologia Ltda and SFR Software e Analise de Sistemas Ltda, companies specialized in the provision of private pension fund management services, in the amount of R$ 31,982.
          - acquisition in association with Lojas Americanas S.A of Pandora Participacoes S.A., a company that has the right to offer financial products and services by way of the Shoptime TV, in the amount of R$ 34,249.

          In 12/31/2005, refers to the alliance with Lojas Americanas S.A.

     (3) Refers to expenses arising from the implementation of the New Agreement for Credicard Management (disclosed in Material Fact by ITAU HOLDING on 02/01/2005) and other corporate restructuring in the Group.

i) Non-operating income: refers to the exclusive right exercised by Citibank to use the Credicard brand as from January 1, 2009 amounting to R$ 277,940 (disclosed in Material Fact by ITAU HOLDING on 12/06/2006).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December31, 2006                                                             120

NOTE 13 - TAXES

a) COMPOSITION OF EXPENSES FOR TAXES AND CONTRIBUTIONS

   I - We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

===================================================================================
                                                           01/01 TO      01/01 TO
             DUE ON OPERATIONS FOR THE PERIOD             12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
Income before income tax and social contribution            6,460,402     7,965,510

Charges (Income Tax and Social Contribution) at the
 rates of 25% and 9% (Note 4m), respectively               (2,196,537)   (2,708,273)

INCREASE/DECREASE TO INCOME TAX AND SOCIAL CONTRIBUTION
 CHARGES ARISING FROM:

Permanent (Additions) Exclusions                              618,975       418,175
   Investments in affiliates                                  100,085        18,346
   Foreign exchange variation of investments abroad          (171,275)     (307,434)
   Interest on capital                                        661,466       635,156
   Dividends, interest on external debt bonds and
    tax incentives                                             73,503        62,179
   Other                                                      (44,804)        9,928
Temporary (Additions) Exclusions                             (909,439)      150,409
   Allowance for loan losses                                  766,265)     (251,580)
   Excess (insufficiency) of depreciation of
    capital lease                                             923,633       603,669
   Adjustment to market value of trading securities and
    derivative financial instruments and adjustments
    from operations in futures markets                         71,835       184,538
   Interest on capital                                       (193,263)     (178,117)
   Legal liabilities - Tax and Social Security,
    Contingent Liabilities and Restatement of
    Escrow Deposit                                             63,849       (98,758)
   Income on sale of permanent asset items and rights          67,615          (350)
   Goodwill on purchase of investments                     (1,046,375)      (18,000)
   Other non-deductible provisions                            (30,468)      (90,993)
(Increase) Offset on tax losses/Negative social
 contribution basis                                           100,731       166,641
Expenses for income tax and social contribution            (2,386,270)   (1,973,049)
===================================================================================
                  RELATED TO TEMPORARY DIFFERENCES
---------------------------------------------------------------------  ------------
   Increase (reversal) for the period                         806,809      (317,410)
   Prior periods increase (reversal)                          142,862        12,663
Income (expenses) from deferred taxes                         949,671      (304,747)
===================================================================================
Total income tax and social contribution                   (1,436,599)   (2,277,796)
===================================================================================

     At ITAU HOLDING, income tax and social contribution related to temporary differences is mainly represented by the provision for interest on capital.

     II - Composition of tax expenses:

===================================================================================
                                                           01/01 TO      01/01 TO
                                                          12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
   PIS and COFINS                                          (1,558,338)   (1,333,993)
   ISS                                                       (310,857)     (279,406)
   Tax on Bank Account Outflows (CPMF)                       (303,653)     (247,873)
   Other                                                     (142,766)      (88,666)
                                                         ------------  ------------
Total (Note 4m)                                            (2,315,614)   (1,949,938)
===================================================================================

     At ITAU HOLDING, tax expenses are basically comprised of PIS and COFINS in the amount of R$ 70,391 (R$ 68,370 from 01/01 to 12/31/2005) and CPMF in the amount of R$ 7,165 (R$ 5,725 from 01/01 to 12/31/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            121

III - Tax Effects on Foreign Exchange Management of Investments Abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAU HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

Results of these transactions are computed on calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included in referred basis, pursuant to tax legislation in force.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            122

b) DEFERRED TAXES

    I- The deferred tax asset balance and its changes, segregated based on origin and disbursements incurred, are shown as follows:

====================================================================================================================================
                                        PROVISIONS                                   DEFERRED TAX ASSETS
                                  ----------------------  --------------------------------------------------------------------------
                                                                                    WRITE-OFF
                                                                      ACQUISITION  DUE TO THE
                                                                          OF        SPLIT OF   REALIZATION /
                                  12/31/2006  12/31/2005  12/31/2005      BKB       CREDICARD    REVERSAL      INCREASE   12/31/2006
--------------------------------------------  ----------  ----------  ----------   ----------  -------------  ----------  ----------
Related to tax losses and
-------------------------
 negative social contribution
 ----------------------------
 basis                                                       551,369            3           -       (165,364)    129,312     515,320
 -----                                                    ----------  -----------  ----------  -------------  ----------  ----------

Related to disbursed provisions                            1,290,686      227,532           -       (567,905)  1,415,013   2,365,326
--------------------------------                          ----------  -----------  ----------  -------------  ----------  ----------
  Allowance for loan losses                                  918,453      192,263           -       (502,760)  1,159,371   1,767,327
  Allowance for real estate                                   44,583          209           -        (21,194)          -      23,598
  Goodwill on purchase of
   investments                                               150,037            -           -         (1,191)    267,087     415,933
  Other                                                      177,613       35,060           -        (42,760)    (11,445)    158,468

Related to non-disbursed
------------------------
 provisions (*)                   11,445,287   7,169,293   1,988,674      172,461     (95,892)      (755,375)  2,151,716   3,461,584
 --------------                   ----------  ----------  ----------  -----------  ----------  -------------  ----------  ----------
Related to the operation           9,745,287   5,429,293   1,522,874      172,461     (95,892)      (755,375)  2,039,516   2,883,584
------------------------          ----------  ----------  ----------  -----------  ----------  -------------  ----------  ----------
    Interest on capital            1,508,579     939,579     312,268            -                   (312,268)    502,830     502,830
    Legal liabilities - tax and
     social security               1,496,896   1,411,724     365,320       15,037     (52,118)       (23,615)    116,927     421,551
    Provision for contingent
     liabilities                   2,018,813   1,790,941     572,715       41,412     (31,741)      (211,268)    276,121     647,239
                                  ----------  ----------  ----------  -----------  ----------  -------------  ----------  ----------
      Civil                          792,045     851,640     277,884            -     (28,755)       (49,669)     58,141     257,601
      Labor                          801,820     744,666     228,655        4,587      (2,986)      (107,690)    122,590     245,156
      Tax and social security        424,948     117,291      39,879       36,825           -        (27,612)     95,390     144,482
      Other                                -      77,344      26,297            -           -        (26,297)          -           -
Goodwill on purchase of
 investments                       3,022,469           -           -            -                    (27,860)    926,973     899,113
Provision for corporate
 restructuring                       106,433      27,000       9,180       76,166                    (49,159)          -      36,187
Other non-deductible provisions    1,592,097   1,260,049     263,391       39,846     (12,033)      (131,205)    216,665     376,664
Related to provisions in excess
-------------------------------
 in relation to the minimum
 --------------------------
 required not disbursed            1,700,000   1,740,000     465,800            -           -              -     112,200     578,000
 ----------------------           ----------  ----------  ----------  -----------  ----------  -------------  ----------  ----------
    Allowance for loan losses      1,700,000   1,370,000     465,800            -           -              -     112,200     578,000
    Adjustment to market value -
     securities and derivatives
     (assets and liabilities)              -     370,000           -            -           -              -           -           -

Total                             11,445,287   7,169,293   3,830,729      399,996     (95,892)    (1,488,644)  3,696,041   6,342,230
------------------------------------------------------------------------------------------------------------------------------------
Social contribution for offset
 arising from Option foreseen in
 article 8 of Provisional
 Measure 2,158-35 of
 August 24, 2001                                           1,125,971                                (105,323)          -   1,020,648
====================================================================================================================================

(*) From a financial point of view, rather than recording the provision of R$ 11,445,287 (R$ 7,169,293 at 12/31/2005) and deferred tax assets of R$
     3,461,584 (R$ 1,988,674 at 12/31/2005), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets of R$ 6,342,230 (R$ 3,830,729 at 12/31/2005) to
     R$ 2,880,646 (R$ 1,842,055 at 12/31/2005).

     At ITAUHOLDING, deferred tax assets amount to R$523,914 (R$313,807 at 12/31/2005) and are basically represented by interest on capital, the expectation of realization of which is up to 1 year.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            123

II- Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

=======================================================================================================================
                                                               ACQUISITION
                                                                   OF        REALIZATION/
                                                12/31/2005         BKB         REVERSAL       INCREASE      12/31/2006
-----------------------------------------------------------------------------------------------------------------------
Reflected in income and expense accounts         (1,125,701)       (84,184)         3,282     (1,231,691)    (2,438,294)
  Depreciation in excess - leasing                 (971,930)             -              -       (916,748)    (1,888,678)
  Taxation on results abroad - Capital gains        (51,403)             -              -         (1,110)       (52,513)
  Adjustment from operations in
   futures market                                   (86,639)       (84,184)                     (113,551)      (284,374)
  Restatement of escrow deposits related to
   legal and contingent liabilities                       -                                     (132,401)      (132,401)
  Income on sale of permanent asset items
   and rights                                        (2,738)             -              -        (67,619)       (70,357)
  Other                                             (12,991)             -          3,282           (262)        (9,971)
Reflected in stockholders' equity accounts -
 Adjustment to market value of
 available-for-sale securities (Note 2b)           (184,673)             -        118,313              -        (66,360)
-----------------------------------------------------------------------------------------------------------------------
Total                                            (1,310,374)       (84,184)       121,595     (1,231,691)    (2,504,654)
=======================================================================================================================

At ITAU HOLDING, provision for deferred income tax and social contribution amounts to R$ 6,109 as of December 31, 2005, and is represented by adjustments from operations in futures market.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            124

III- The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure 2158-35 of 08/24/2001, and from Provision for Deferred Income Tax and Social Contribution existing at December 31, 2006, in accordance with the expected future taxable income, based on the history of profitability and technical studies of feasibility are:

=============================================================================================================
                                     DEFERRED TAX ASSETS                            PROVISION
                           ----------------------------------------     SOCIAL     FOR DEFERRED
                                         TAX LOSS AND                CONTRIBUTION   INCOME TAX
                             TEMPORARY      NEGATIVE                      FOR       AND SOCIAL   NET DEFERRED
                            DIFFERENCES      BASIS         TOTAL        OFFSET     CONTRIBUTION      TAXES
=============================================================================================================
    2007                      2,392,201       388,854     2,781,055       121,100      (435,222)    2,466,933
    2008                        947,389       126,466     1,073,855       193,820      (585,042)      682,633
    2009                        840,233             -       840,233       227,839      (485,033)      583,039
    2010                        822,085             -       822,085       259,327      (442,555)      638,857
    2011                        397,809             -       397,809       218,562      (387,591)      228,780
 after 2012                     427,193             -       427,193             -      (169,211)      257,982
   Total                      5,826,910       515,320     6,342,230     1,020,648    (2,504,654)    4,858,224
-------------------------------------------------------------------------------------------------------------
Present value (*)             5,172,900       484,860     5,657,760       879,584    (2,150,813)    4,386,531
=============================================================================================================

(*)  The average funding rate was used to determine the present value.

     The projections of future taxable income include estimates related to macroeconomic variables, foreign exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

     Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the estimate of realization of deferred tax assets arising from temporary differences, tax losses and negative basis not be used as an indication of future net income.

IV - Unrecorded deferred tax assets amount to R$ 327,401 (R$ 325,501 at 12/31/2005).

At ITAU HOLDING, unrecorded deferred tax assets amount to R$ 10,087 (R$ 7,189 at 12/31/2005).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            125

c) TAXES AND SOCIAL SECURITY CONTRIBUTIONS:

     I - The balance of Taxes and Social Security Contributions is composed as follows:

===================================================================================
                                                          12/31/2006    12/31/2005
-----------------------------------------------------------------------------------
Taxes and contributions on income payable                     811,807       730,497
Taxes and contributions payable                               485,883       434,168
Provision  for  deferred income tax and social
 contribution (Note 13b III)                                2,504,654     1,310,374
Legal liabilities -tax and social security
 (Note 13c II)                                              3,827,180     2,588,360
-----------------------------------------------------------------------------------
Total                                                       7,629,524     5,063,399
===================================================================================

     At ITAU HOLDING the balance of Tax and Social Security Contributions totals R$ 115,419 and is basically represented by Taxes and Contributions on Income Payable of R$ 53,473 and Legal Liabilities - Tax and Social Security of R$ 60,950.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            126

II- Legal Liabilities - Tax and Social Security and related Escrow Deposits

===================================================================================
                                                           01/01 TO      01/01 TO
CHANGE IN LEGAL LIABILITIES                               12/31/2006    12/31/2005
-----------------------------------------------------------------------------------
Opening balance (*)                                        (2,588,360)   (2,183,821)
Balance from acquisition of BKB on 04/30/2006                (195,406)            -
Write-off due to the split of Credicard on 04/30/2006         119,107             -
Changes in the period reflected in results                 (1,174,123)     (415,705)
                                                         ------------  ------------
  Charges on taxes                                           (547,520)     (258,845)
  Net increase                                               (759,722)     (156,860)
  Write-offs through reversal                                 133,119             -
Payments                                                       11,602        11,166
Closing balance                                            (3,827,180)   (2,588,360)
===================================================================================

(*) The amounts related to Tax and Social Security Contingencies were reclassified to comply with the requirements of CVM Resolution 489 of 10/03/2005 (Note 20).

===================================================================================
                                                           01/01 TO      01/01 TO
CHANGE IN ESCROW DEPOSITS                                 12/31/2006    12/31/2005
-----------------------------------------------------------------------------------
Opening balance                                             1,589,782     1,061,868
Balance from acquisition of BKB on 04/30/2006                  81,804             -
Appropriation of income                                       499,298        27,537
Change in the period                                          192,785       500,377
                                                         ------------  ------------
  Deposited                                                   210,873       625,335
  Withdrawals                                                 (16,095)     (120,742)
  Conversion into income                                       (1,993)       (4,216)
Closing balance                                             2,363,669     1,589,782
===================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            127

d) TAXES PAID OR PROVIDED FOR AND WITHHELD FROM CLIENTS

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on financial operations:

===================================================================================
                                                           01/01 TO      01/01 TO
                                                          12/31/2006    12/31/2005
---------------------------------------------------------------------  ------------
Taxes paid or provided for                                  6,220,016     5,278,978
Taxes withheld and collected from clients                   9,130,934     6,338,559
---------------------------------------------------------------------  ------------
Total                                                      15,350,950    11,617,537
===================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            128

NOTE 14 - PERMANENT ASSETS

a) INVESTMENTS

I - CHANGES OF INVESTMENTS - ITAU HOLDING

=======================================================================================================================
                                                                                        DIVIDENDS AND
                                                                                         INTEREST ON
                                                                        SUBSCRIPTION/      CAPITAL         EQUITY IN
                                                       BALANCES AT      ACQUISITION/       RECEIVED       EARNINGS OF
         COMPANIES                                      12/31/2005         SALES             (1)          SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------
Domestic                                                  16,223,720        4,697,833       (1,997,122)       6,603,373
Banco Itau S.A                                             7,822,846        4,627,730       (1,199,100)       2,201,593
Banco Itau BBA S.A                                         3,416,304           90,452         (344,399)         731,695
Banco Itaucard S.A                       (2)(3)            2,406,327                -         (355,300)       2,469,523
Itauseg Participacoes S.A                (4)(5)            1,547,573                -           (7,727)         837,930
Itau BBA Participacoes S.A                                   933,219           25,800          (66,391)         229,606
Itau Corretora de Valores S.A               (2)               97,451            1,100          (24,205)          85,777
Banco ItauBank S.A                          (6)                    -          (47,249)               -           47,249

Abroad                                                             -        1,375,246                -          102,318
BKB Chile Holding, Inc.                 (7)(8a)                    -        1,163,795                -           75,247
BankBoston Uruguay S.A                  (7)(8b)                    -          146,307                -           20,171
OCA S.A                                 (7)(8c)                    -           40,076                -            5,518
OCA Casa Financiera S.A                 (7)(8d)                    -           22,723                -            1,141
ACO Ltda                                (7)(8e)                    -            2,331                -               61
Boston Directo S.A                      (7)(8f)                    -              192                -                2
Libero Trading International Ltd            (6)                    -             (178)               -              178

TOTAL                                                     16,223,720        6,073,079       (1,997,122)       6,705,691
=======================================================================================================================

===================================================================================================
                                                                                       EQUITY IN
                                                    ADJUSTMENT TO                     EARNINGS OF
                                                     MARKETABLE                       SUBSIDIARIES
                                                   SECURITIES OF     BALANCES AT      FROM 01/01 TO
         COMPANIES                                  SUBSIDIARIES      12/31/2006       12/31/2005
----------------------------------------------------------------------------------   --------------
Domestic                                                 (135,485)      25,392,319        5,177,908
Banco Itau S.A                                           (157,788)      13,295,281        2,140,701
Banco Itau BBA S.A                                          7,232        3,901,284          867,402
Banco Itaucard S.A                       (2)(3)               (21)       4,520,529        1,117,387
Itauseg Participacoes S.A                (4)(5)            13,030        2,390,806          727,120
Itau BBA Participacoes S.A                                  2,063        1,124,297          268,420
Itau Corretora de Valores S.A               (2)                (1)         160,122           56,878
Banco ItauBank S.A                          (6)                 -                -                -

Abroad                                                          -        1,477,564                -
BKB Chile Holding, Inc.                 (7)(8a)                 -        1,239,042                -
BankBoston Uruguay S.A                  (7)(8b)                 -          166,478                -
OCA S.A                                 (7)(8c)                 -           45,594                -
OCA Casa Financiera S.A                 (7)(8d)                 -           23,864                -
ACO Ltda                                (7)(8e)                 -            2,392                -
Boston Directo S.A                      (7)(8f)                 -              194                -
Libero Trading International Ltd            (6)                 -                -                -

TOTAL                                                    (135,485)      26,869,883        5,177,908
===================================================================================================

(1) Income receivable includes an interest on capital receivable amounting to R$ 458,935 (R$ 381,637 at 12/31/2005);
(2) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(3) New company name of Itaucard Financeira S.A. Credito, Financiamento e Investimento, approved at BACEN on 04/25/2006;
(4) The investment in Itau Seguros S.A. was delivered for capital increase in Itauseg Participacoes S.A. at 01/31/2006 while one preferred share was maintained;
(5) The balances of investment and equity in earnings of subsidiaries at 12/31/2005 refer to Itau Seguros S.A.;
(6) Investment acquired on 05/01/2006 and merged by Banco Itau S.A. on 10/02/2006 - Note 2A;
(7)  Note 2A;
(8)  Investments include goodwill amounting to: (a) R$ 452,416, (b) R$ 47,119,
     (c) R$ 12,522, (d) R$ 1,819, (e) R$ 214 and (f) R$ 7.

=======================================================================================
                                                       STOCKHOLDERS     NET INCOME FOR
                 COMPANIES             CAPITAL             EQUITY         THE PERIOD
---------------------------------------------------------------------------------------
Domestic
Banco Itau S.A                           10,174,893        13,301,524         1,979,394
Banco Itau BBA S.A                        2,877,207         5,318,123         1,105,564
Banco Itaucard S.A                       15,032,007        20,440,484         2,695,970
Itauseg Participacoes S.A                 1,717,000         2,619,445           893,699
Itau BBA Participacoes S.A                  775,079         1,349,154           275,527
Itau Corretora de Valores S.A               207,201           413,884            94,405

Abroad
BKB Chile Holding, Inc.                     675,049           786,626            73,578
Bankboston Uruguay S.A                           36           119,358            16,442
Oca S.A                                      13,161            33,072             5,317
Oca Casa Financiera S.A                      16,984            22,045               301
Aco Ltda                                         12             2,178               103
Boston Directo S.A                              153               187                 2
=======================================================================================

===========================================================================================================================
                                              NUMBER OF SHARES OWNED BY ITAU               EQUITY SHARE
                                                         HOLDING                               IN             EQUITY SHARE
                                    ---------------------------------------------------       VOTING               IN
                 COMPANIES              COMMON          PREFERRED           QUOTAS           CAPITAL (%)        CAPITAL (%)
---------------------------------------------------------------------------------------------------------------------------
Domestic
Banco Itau S.A                           99,569,772                 -                 -            100.00            100.00
Banco Itau BBA S.A                        2,589,417         5,284,526                 -             49.00             74.50
Banco Itaucard S.A                                -      1,277,933,11                 -                 -              0.54
Itauseg Participacoes S.A             1,582,676,636                 -                 -             91.01             91.01
Itau BBA Participacoes S.A                  102,387           409,554                 -             50.00             83.33
Itau Corretora de Valores S.A                     -           811,503                 -                 -              4.78

Abroad
BKB Chile Holding, Inc.                         100                 -                 -            100.00            100.00
Bankboston Uruguay S.A                      210,131                 -                 -            100.00            100.00
Oca S.A                               1,502,176,740                 -                 -            100.00            100.00
Oca Casa Financiera S.A                         646                 -                 -            100.00            100.00
Aco Ltda                                          -                 -               132            100.00            100.00
Boston Directo S.A                        1,749,845                 -                 -            100.00            100.00
===========================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            129

II - COMPOSITION OF INVESTMENTS

===============================================================================
                                                     12/31/2006     12/31/2005
----------------------------------------------------------------   ------------
Investment in affiliates                               1,779,561        587,724
Domestic                                                 119,750        101,172
  AGF Brasil Seguros S.A                                 114,915        101,172
  Delle Holdings S.A                                       4,835              -
Abroad                                                 1,659,811        486,552
  BPI - SGPS S.A. (BPI)                                  693,729        483,933
  Banco Itaubank - Chile and Uruguay (Note 2a I)         963,467              -
  Other                                                    2,615          2,619
Other investments                                        322,062        268,539
  Investments through tax incentives                     105,892        106,595
  Equity securities                                       86,983         48,542
  Shares and quotas                                       25,299         24,923
  Other                                                  103,888         88,479
Provision for losses                                     (91,282)      (107,055)
TOTAL                                                  2,010,341        749,208
===============================================================================

III - COMPOSITION OF THE EQUITY IN EARNINGS OF AFFILIATES

===============================================================================
                                                      01/01 TO       01/01 TO
                                                     12/31/2006     12/31/2005
----------------------------------------------------------------   ------------
Investment in affiliates - domestic                       17,277         15,499
Investments in affiliates - abroad                       277,090         38,459
  Foreign exchange variation on investments                8,946       (154,869)
  Equity in earnings of affiliates                       268,144        193,328
Total                                                    294,367         53,958
===============================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            130

b) FIXED ASSETS AND DEFERRED CHARGES

===================================================================================================================================
                                                                                         CHANGE
                                                      -----------------------------------------------------------------------------
                                                                                                      DEPRECIATION/
                                       NET BALANCE                                                    AMORTIZATION      FOREIGN
                                            AT         ACQUISITION                                      EXPENSES        EXCHANGE
                                        12/31/2005       OF BKB        ACQUISITIONS     DISPOSALS      (NOTE 12F)       VARIATION
-----------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                              1,835,740         333,034         468,414         (38,082)       (524,287)         (3,595)
-----------------------------------------------------------------------------------------------------------------------------------
REAL ESTATES IN USE (*)                   1,171,268         217,507          67,076            (888)        (59,779)         (9,761)
  Land                                      613,317          34,601          20,177            (175)              -              (1)
  Buildings                                 557,951         182,906          46,899            (713)        (59,779)         (9,760)
OTHER                                       664,472         115,527         401,338         (37,194)       (464,508)          6,166
  Installations                              72,913          26,990          15,382          (5,279)        (18,078)          8,050
  Furniture and equipment                    45,387          38,250          32,019          (7,529)        (41,509)           (628)
  EDP systems                               471,147          19,979         306,888          (7,328)       (362,159)         (2,401)
  Other (Communication, security
   and transportation)                       75,025          30,308          47,049         (17,058)        (42,762)          1,145
-----------------------------------------------------------------------------------------------------------------------------------
DEFERRED CHARGES                            271,815         117,408         235,930               -        (135,572)         (1,013)
-----------------------------------------------------------------------------------------------------------------------------------
  Leasehold improvements                    156,618          40,345         135,505               -         (58,722)         (3,437)
  Expenses on acquisition of                106,577          77,063          99,939               -         (74,809)          7,643
   software
  Other deferred expenses                     8,620               -             486               -          (2,041)         (5,219)
===================================================================================================================================
TOTAL                                     2,107,555         450,442         704,344         (38,082)       (659,859)         (4,608)
===================================================================================================================================

===================================================================================================================================
                                                       12/31/2006                                      12/31/2005
                                      ---------------------------------------------   ---------------------------------------------
                                                       ACCUMULATED                                     ACCUMULATED
                                          COST        DEPRECIATION       NET              COST        DEPRECIATION        NET
                                      ---------------------------------------------   ---------------------------------------------
FIXED ASSETS                              5,997,411      (3,926,187)      2,071,224       5,515,269      (3,679,529)      1,835,740
-----------------------------------------------------------------------------------   ---------------------------------------------
REAL ESTATES IN USE (*)                   2,451,303      (1,065,880)      1,385,423       2,147,465        (976,197)      1,171,268
  Land                                      667,919               -         667,919         613,317               -         613,317
  Buildings                               1,783,384      (1,065,880)        717,504       1,534,148        (976,197)        557,951
OTHER                                     3,546,108      (2,860,307)        685,801       3,367,804      (2,703,332)        664,472
  Installations                             309,180        (209,202)         99,978         269,495        (197,006)         72,489
  Furniture and equipment                   343,470        (277,480)         65,990         262,337        (221,093)         41,244
  EDP systems                             2,602,771      (2,176,645)        426,126       2,604,308      (2,135,868)        468,440
  Other (Communication, security
   and transportation)                      290,687        (196,980)         93,707         231,664        (149,365)         82,299
-----------------------------------------------------------------------------------   ---------------------------------------------
DEFERRED CHARGES                            875,448        (386,880)        488,568         499,708        (227,893)        271,815
-----------------------------------------------------------------------------------   ---------------------------------------------
  Leasehold improvements                   396,162        (125,853)        270,309         269,810        (113,192)        156,618
  Expenses on acquisition of software       470,627        (254,214)        216,413         221,222        (109,245)        111,977
  Other deferred expenses                     8,659          (6,813)          1,846           8,676          (5,456)          3,220
===================================================================================================================================
TOTAL                                     6,872,859      (4,313,067)      2,559,792       6,014,977      (3,907,422)      2,107,555
===================================================================================================================================

(*) Includes amounts pledged in guarantee in voluntary deposits (Note 11b).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            131

NOTE 15 - STOCKHOLDERS' EQUITY

a)   CAPITAL

     At the Extraordinary Stockholders' Meeting held on August 25, 2006, the stockholders resolved to transfer all shares of BKB in Brazil and Libero Trading International Ltd, which was effectively carried out on September 1, 2006. Accordingly, the capital stock increased by R$ 4,581,120, which was carried out by issuing 68,518,094 book-entry preferred shares with no par value. At the Extraordinary Stockholders' Meeting held on December 26, 2006, the stockholders resolved to transfer all shares of BKB operations in Chile and Uruguay, approved by BACEN on February 1, 2007. Accordingly, the capital stock increased by R$ 1,373,093, which was carried out by issuing 20,536,836 book-entry common shares with no par value. (Note 2a)

     Capital comprises 1,221,996,220 book-entry shares with no par value, of which 626,500,256 are common and 595,495,964 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the control block, as well as a dividend at least equalto that of the common shares. Capital stock amounts toR$ 14,254,213(R$ 8,300,000 at 12/31/2005), of which R$ 11,014,605 (R$ 6,710,275 at
     12/31/2005) refers to stockholders domiciled in the country and R$ 3,239,608 (R$ 1,589,725 at 12/31/2005) refers to stockholders domiciled abroad.

     The table below shows the change in shares of capital stock and treasury shares during the period.

=========================================================================================================
                                                             NUMBER
                                        ------------------------------------------------       TOTAL
                                            COMMON          PREFERRED         TOTAL            VALUE
---------------------------------------------------------------------------------------------------------
Shares of capital stock at 12/31/2005      605,963,420      526,977,870    1,132,941,290
  ESM held on 08/25/2006                             -       68,518,094       68,518,094
  ESM held on 12/26/2006                    20,536,836                -       20,536,836
Shares of capital stock at 12/31/2006      626,500,256      595,495,964    1,221,996,220
Treasury shares at 12/31/2005                4,387,823       24,544,000       28,931,823       (1,296,027)
  Purchases of shares                          608,900                -          608,900          (36,580)
  Disposals - stock option plan                      -       (4,762,860)      (4,762,860)         209,674
Treasury shares at 12/31/2006 (*)            4,996,723       19,781,140       24,777,863       (1,122,933)
---------------------------------------------------------------------------------------------------------

Outstanding shares 12/31/2006              621,503,533      575,714,824    1,197,218,357
========================================================================================

Outstanding shares 12/31/2005              601,575,597      502,433,870    1,104,009,467
========================================================================================

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of shares repurchased in the period as well as the average cost of treasury shares and their market price at 12/31/2006:

====================================================
COST/MARKET VALUE               COMMON     PREFERRED
----------------------------------------------------
Purchases in the period
  Minimum                          49.17           -
  Weighted average                 60.07           -
  Maximum                          60.71           -
----------------------------------------------------
Total treasury shares
  Average cost                     60.07       44.02
  Market value                     64.74       77.40
====================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            132

b)   DIVIDENDS

     Stockholders are entitled to a mandatory annual dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.055 per share to be paid to preferred shares.

     The monthly advance of the mandatory minimum dividend, paid as Interest on Capital, uses the share position of the last working day of the prior month as calculation basis, and the payment is made in the first working day of the following month, in the amount of R$ 0.024 per share as from April 3, 2006, as approved in the Board of Directors' meeting held on February 20, 2006.

I - CALCULATION

==================================================================
Net Income                                  6,819,129
Adjustments:
(-) Legal reserve                            (340,956)
Dividend calculation basis                  6,478,173
Dividends and interest on
 capital paid/advanced/provided for         1,922,927         29.7%
==================================================================

II - PAYMENTS/PROVISION OF INTEREST ON CAPITAL AND DIVIDENDS

===========================================================================================================================
                                                                                          GROSS        WTS          NET
---------------------------------------------------------------------------------------------------------------------------
Paid / Prepaid                                                                            624,725      (66,120)     558,605
  2 monthly installments of R$ 0.021 per share paid between February and March 2006        46,425       (6,964)      39,461
  9 monthly installments of R$ 0.024 per share paid between April and December 2006:      242,587      (36,388)     206,199
  Supplementary - R$ 0.303 per share - paid on 08/21/2006:                                335,713      (22,769)     312,944
  .. Interest on capital - R$ 0.137 per share                                             151,791      (22,769)     129,022
  .. Dividends - R$ 0.166 per share                                                       183,922            -      183,922
Provided for (*)                                                                        1,587,437     (223,115)   1,364,322
  1 monthly installment of R$ 0.024 per share to be paid in January 2007.                  28,234       (4,235)      23,999
  Interest on capital provided for - R$ 1.22 per share                                  1,459,203     (218,879)   1,240,324
  Dividends provided for - R$ 0.084 per share                                             100,000            -      100,000
Total from 01/01 to 12/31/2006 - R$ 1.888 per share                                     2,212,162     (289,235)   1,922,927
---------------------------------------------------------------------------------------------------------------------------

Total from 01/01 to 12/31/2005 - R$ 1.668 per share                                     1,852,133     (266,991)   1,585,142
===========================================================================================================================

(*) Recorded in Other Liabilities - Social and Statutory

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            133

c)   CAPITAL AND REVENUE RESERVES

===============================================================================
                                                        12/31/2006   12/31/2005
------------------------------------------------------------------   ----------
CAPITAL RESERVES - Premium on subscription of shares     1,290,005    1,289,969
REVENUE RESERVES                                        12,350,694    7,842,554
  Legal                                                    950,426      609,470
  Statutory:                                            11,400,268    7,233,084
                                                        ----------   ----------
    - Dividends Equalization (1)                         4,909,082    3,318,640
    - Working capital increase (2)                       2,247,905    1,433,851
    - Increase in capital of investees (3)               4,243,281    2,480,593
===============================================================================

(1) Reserve for Dividends Equalization - its purpose is to guarantee funds for the advances of dividends, including payment or interest on capital, to maintain the flow of the stockholders' compensation.
(2) Reserve for Working Capital - its purpose is to guarantee funds for the Banks' operations.
(3) Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)   RECONCILIATION OF NET INCOME AND STOCKHOLDERS' EQUITY

     The difference between the Net Income and Stockholders' Equity of ITAU HOLDING and ITAU HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill on purchase of investments, the recording of deferred tax assets and the write-off of unrealized income on intercompany operations, on which the related taxes were deferred.

=======================================================================================
                                      NET INCOME               STOCKHOLDERS' EQUITY
                              ---------------------------   ---------------------------
                                01/01 TO       01/01 TO
                               12/31/2006     12/31/2005     12/31/2006     12/31/2005
------------------------------------------   ------------   ------------   ------------
ITAU HOLDING                     6,819,129      5,321,473     26,935,579     16,420,562
Amortization of goodwill        (3,059,703)        90,205     (4,644,200)    (1,584,502)
Deferred tax asset                 549,394       (175,456)     1,275,751        726,362
Unrealized income (loss)               107         15,112         (2,659)        (2,766)
ITAU HOLDING CONSOLIDATED        4,308,927      5,251,334     23,564,471     15,559,656
=======================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            134

e)   STOCK OPTION PLAN

     This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, to one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAU HOLDING Compensation Committee is responsible for defining the total number of options to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the "vesting" and "blackout" periods for exercising the options. Options may be granted to eligible employees of Itau Holding or officers and employees of controlled companies for extraordinary and significant reasons and at the employment of highly qualified individuals.

     The exercise price of each series is fixed taking into consideration the average stock price at the Sao Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

     The exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting records related to the plan are carried out upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

     The dilution percentage of the current stockholders' interest, in the event all granted options were exercised by the end of the vesting period and based on the market value of Stockholders' Equity, would be 0.07% for 2006, 0.38% for 2007, 0.38% for 2008, 0.37% for 2009, 0.31% for 2010 and 0.35%
     for 2011.

     Should the method of recognizing the granted option premiums in expenses be adopted, the effects in results based on the binomial stock pricing model would amount to R$ 64,349 in the period and R$ 171,233 in future periods until the end of the vesting period falling due on December 31, 2010.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            135

I - TOTAL GRANTED OPTIONS

============================================================================================================
                                             EXERCISE                           OPTIONS
     GRANTING         VESTING   EXERCISE       PRICE       -------------------------------------------------
------------------    PERIOD     PERIOD      RESTATED                                                NOT
N(0)        DATE       UNTIL      UNTIL        (R$1)        GRANTED      EXERCISED    CANCELLED   EXERCISED
------------------------------------------------------------------------------------------------------------
CLOSED SERIES                                              21,617,180   21,257,180      360,000            -
------------------------------------------------------------------------------------------------------------
5th       02/22/99   12/31/03   12/31/06           14.03    4,641,000    4,607,000       34,000            -
6th       02/14/00   12/31/04   12/31/07           21.41    5,332,000    5,044,000      254,000       34,000
6th       05/02/05   12/31/04   12/31/07           21.41       12,390        9,910            -        2,480
7th       02/19/01   12/31/05   12/31/08           27.75    5,100,000    4,100,850      216,000      783,150
7th       05/02/05   12/31/05   12/31/08           27.75       14,900       11,920            -        2,980
8th       03/04/02   12/31/06   12/31/09           26.31       90,000            -            -       90,000
8th       03/04/02   12/31/06   12/31/09           26.47    5,341,500      701,500      253,500    4,386,500
8th       01/07/04   12/31/06   12/31/09           26.47       62,500            -            -       62,500
8th       05/02/05   12/31/06   12/31/09           26.47       14,060            -            -       14,060
9th       03/10/03   12/31/07   12/31/10           17.92      135,000       30,000            -      105,000
9th       03/10/03   12/31/07   12/31/10           17.93    5,339,000      774,000      214,000    4,351,000
9th       01/07/04   12/31/07   12/31/10           17.93       62,500            -            -       62,500
9th       05/02/05   12/31/07   12/31/10           17.93       11,270            -            -       11,270
9th       08/01/05   12/31/07   12/31/10           17.93       10,000            -            -       10,000
10th      02/16/04   12/31/08   12/31/11           27.09    5,046,950      335,000      255,300    4,456,650
10th      08/01/05   12/31/08   12/31/11           27.09       10,000            -            -       10,000
11th      02/21/05   12/31/09   12/31/12           38.12    4,016,200      209,000      103,100    3,704,100
11th      08/01/05   12/31/09   12/31/12           38.12       10,000            -            -       10,000
12th      02/21/06   12/31/10   12/31/13           56.72    4,323,500       24,000       53,000    4,246,500
                                           -----------------------------------------------------------------
                                           Total           61,189,950   37,104,360    1,742,900   22,342,690
============================================================================================================

II - CHANGE IN STOCK OPTIONS

     ================================================================
                                              NUMBER       PRICE (*)
     ----------------------------------------------------------------
     Balance at 12/31/2006                   23,000,850         26.18
     Options:
     . Granted                                4,323,500
     . Cancelled                               (218,800)
     . Exercised                             (4,762,860)
     Balance at 12/31/2006                   22,342,690         32.40
     ================================================================

     (*) Weighted average exercise price

III - EXERCISED OPTIONS IN THE PERIOD (R$1)

     ================================================================
                        NUMBER OF   EXERCISE PRICE   MARKET VALUE (*)
     GRANTING            SHARES          (*)
     ----------------------------------------------------------------
     5th                   64,680            13.93              72.01
     6th                   14,910            21.06              69.27
     7th                4,027,270            26.92              64.21
     8th                  123,000            25.82              69.79
     9th                   81,000            17.67              71.16
     10th                 219,000            26.71              69.97
     11th                 209,000            37.55              68.51
     12th                  24,000            54.94              67.70
     ----------------------------------------------------------------
     Total              4,762,860            27.14              65.06
     ================================================================

(*) Weighted average value.

IV - EFFECT OF THE OPTION EXERCISE

     =======================================================================
     Amount received for the sale of shares - exercised options      129,251
     (-) Cost of treasury shares sold                               (209,674)
     Effect on sale (*)                                              (80,423)
     =======================================================================

     (*) Recorded on revenue reserves.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            136

NOTE 16 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

o The parent company ITAUSA, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itausa Empreendimentos S.A.;

o Fundacao Itaubanco, FUNBEP - Multisponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), and Itaubank Association of Private Social Security, closed-end private pension funds that administer supplementary retirement plans sponsored by ITAU HOLDING and/or its subsidiaries, as described in Note 18a; and

o Fundacao Itau Social, Instituto Itau Cultural and Fundacao Itaubank, entities sponsored by ITAU HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21e, 21f and 21g.

The transactions with these related parties are not significant in the overall context of ITAU HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

o Bank transactions under normal conditions, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as current accounts, investments in and redemption of securities and the provision for custody/management services.

o Purchase, lease, maintenance and technical assistance of IT equipment from Itautec S.A. and subsidiaries; and

o    Rental of real estate from ITAUSA, Fundacao Itaubanco, FUNBEP and PREBEG.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            137

NOTE 17 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAU HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

========================================================================================================
                                                             BOOK VALUE                  MARKET
                                                       -----------------------   -----------------------
                                                       12/31/2006   12/31/2005   12/31/2006   12/31/2005
-----------------------------------------------------------------   ----------   ----------   ----------
Interbank deposits                                     10,067,275    9,776,737   10,084,018    9,803,641
Securities and derivative financial instruments        46,235,776   33,098,354   46,423,124   33,636,617

   Additional provision (exceeding minimum required)
   Adjustment of available-for-sale securities
   Adjustment of held-to-maturity securities
Loan, lease and other credit operations                76,717,732   56,528,393   76,820,826   56,681,637
Investment in BPI                                         693,729      483,933    2,216,793    1,307,463

   Parent company
   Minority stockholders(1)
Fundings and borrowings (2)                            31,884,654   27,860,046   31,864,004   27,859,459
Securitization of foreign payment orders                1,531,717    1,285,335    1,574,804    1,288,389
Subordinated debts                                      4,566,390    4,584,421    4,610,518    4,641,785
Treasury shares                                         1,122,933    1,296,027    1,806,509    1,588,099
Total unrealized
========================================================================================================

========================================================================================================
                                                                  UNREALIZED INCOME (LOSS) (3)
                                                       -------------------------------------------------
                                                               RESULT             STOCKHOLDERS' EQUITY
                                                       -----------------------   -----------------------
                                                       12/31/2006   12/31/2005   12/31/2006   12/31/2005
-----------------------------------------------------------------   ----------   ----------   ----------
Interbank deposits                                         16,743       26,904       16,743       26,904
Securities and derivative financial instruments           390,026      990,079      187,348      538,263
                                                       ----------   ----------   ----------   ----------
   Additional provision (exceeding minimum required)            -      370,000            -      370,000
   Adjustment of available-for-sale securities            175,160      434,561            -            -
   Adjustment of held-to-maturity securities              214,866      185,518      187,348      168,263
Loan, lease and other credit operations                   103,094      153,244      103,094      153,244
Investment in BPI                                       1,523,064      823,530    1,523,064      823,530
                                                       ----------   ----------   ----------   ----------
   Parent company                                         897,987      485,546      897,987      485,546
   Minority stockholders(1)                               625,077      337,984      625,077      337,984
Fundings and borrowings (2)                                20,650          587       20,650          587
Securitization of foreign payment orders                  (43,087)      (3,054)     (43,087)      (3,054)
Subordinated debts                                        (44,128)     (57,364)     (44,128)     (57,364)
Treasury shares                                                 -            -      683,576      292,072
Total unrealized                                        1,966,362    1,933,926    2,447,260    1,774,182
========================================================================================================

(1) The investment held by minority stockholders does not affect the result of ITAU HOLDING.
(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.
(3)  It does not consider corresponding tax effects.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            138

To obtain the market values for these Financial Instruments, the following criteria were adopted:

o Interbank investments were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on January 2, 2007 for floating-rate securities.

o Securities and derivative financial instruments, according to the rules established by Circular Letters 3068 and 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

o Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

o Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

o Time and Interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on January 2, 2007. The effects of hedges (swap contracts) are also taken into account.

o Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

o Subordinated debts, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

o Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            139

NOTE 18 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution 371, dated December 13, 2000, we present the policies adopted by ITAU HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)   SUPPLEMENTARY RETIREMENT BENEFITS:

     ITAU HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

================================================================================
                Entity                                Benefit plan
--------------------------------------------------------------------------------
                                         Supplementary Retirement Plan - PAC (1)
                                         Franprev Benefit Plan - PBF (1)
                                         002 Benefit Plan - PB002 (1)
Fundacao Itaubanco                       Supplementary Retirement Plan -
                                         Flexible Premium
                                         Itaulam Basic Plan - PBI (1)
                                         Itaulam Supplementary Plan - PSI (2)
--------------------------------------------------------------------------------
Funbep Fundo de Pensao                   Funbep I Benefit Plan (1)
 Multipatrocinado                        Funbep II Benefit Plan (2)
--------------------------------------------------------------------------------
Caixa de Previdencia dos Funcionarios
 do Banco Beg - Prebeg                   Prebeg Benefit Plan (1)
--------------------------------------------------------------------------------
Citiprevi - Entidade Fechada de          Credicard Retirement Plan (1)
 Previdencia Complementar                Credicard Supplementary Retirement
 (Orbitall/Credicard Itau)               Plan (2)
--------------------------------------------------------------------------------
Itaubank Sociedade de Previdencia
 Privada                                 Itaubank Retirement Plan (3)
================================================================================
(1) Defined benefit plan
(2) Variable contribution plan
(3) Defined contribution plan

     The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

     All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itau Vida e Previdencia S.A.

     During the period, the contributions paid totaled R$ 36,345 (R$ 28,798 from January 1 to December 31, 2005). The contribution rate increases based on the beneficiary's salary.

b)   POST-EMPLOYMENT BENEFITS:
     ITAU HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAU, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 8,652 (R$ 8,952 from January 1 to December 31, 2005). The contribution rate increases based on the beneficiary's age.

c)   NET AMOUNT OF ASSETS AND ACTUARIAL LIABILITIES OF THE BENEFIT PLANS:
     The net assets and actuarial liabilities calculated in conformity with the criteria established by CVM Resolution 371 of December 31, 2000 are summarized below.

     =======================================================
                                  12/31/2006     12/31/2005
     ----------------------------------------   ------------
     Net assets of the plans       10,599,436      9,178,748
     Actuarial liabilities         (8,574,690)    (8,035,973)
     ----------------------------------------   ------------
     Surplus (*)                    2,024,746      1,142,775
     =======================================================
(*) According to paragraph 49g of the attachment to CVM Resolution 371 of December 31, 2000, the net surplus was not recognized.

     In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 29,278 (R$ 26,850 at December 31, 2005) (Note 12c) to cover insufficient actuarial reserves.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            140

d)   CHANGES IN NET ASSETS AND ACTUARIAL LIABILITIES, AND SURPLUS:

==============================================================================================================================
                                                      01/01 TO 12/31/2006                       01/01 TO 12/31/2005
                                            ----------------------------------------  ----------------------------------------
                                                           ACTUARIAL                                 ACTUARIAL
DESCRIPTION                                    ASSETS     LIABILITIES     SURPLUS        ASSETS     LIABILITIES     SURPLUS
------------------------------------------------------------------------------------  ----------------------------------------
Present value - beginning of the period        9,178,748    (8,035,973)    1,142,775     8,264,190    (6,967,475)    1,296,715

Expected return on assets/ Cost of current
 service + interest                            1,119,900    (1,012,733)      107,167     1,003,683      (869,296)      134,387

Benefits paid                                   (390,088)      390,088             -      (373,411)      373,411             -
Constributions of sponsors/participants           56,068             -        56,068        63,185             -        63,185
Gains/(losses) in the period (1)(2)              634,808        83,928       718,736       221,101      (572,613)     (351,512)
Present value - end of the period             10,599,436    (8,574,690)    2,024,746     9,178,748    (8,035,973)    1,142,775
==============================================================================================================================

(1) The gains in assets correspond to the actual earnings obtained above the expected return rate on assets.
(2) Gains on actuarial liabilities refer to the revision of future contributions.

e)   MAIN ASSUMPTIONS USED IN ACTUARIAL EVALUATION:

=========================================================================
Discount rate                                     10.24% p.a.
Expected return rate on assets                    12.32% p.a.
Mortality table                                     GAM-83
Turnover (1)                                  Itau Exp. 1999/2001
Future salary growth                               7.12% p.a.
Growth of the pension fund and social
 security benefits                                 4.00% p.a.
Inflation                                          4.00% p.a.
Actuarial method                            Projected Unit Credit (2)
=========================================================================

(1) The turnover assumption is based on the effective experience of ITAU HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.
(2) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            141

NOTE 19 - INFORMATION ON FOREIGN SUBSIDIARIES

============================================================================================================================
                                                                                                    BANCO ITAU EUROPA S.A.
                                             FOREIGN BRANCHES (1)     BANCO ITAU BUEN AYRE S.A.        CONSOLIDATED (2)
                                          --------------------------  --------------------------  --------------------------
                                           12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
----------------------------------------  ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
------

CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                      125,093        71,787        62,524        45,571        71,407        40,075
Interbank investments                        2,608,221     3,523,836           168        11,570     3,699,098     3,639,456
Securities                                   2,602,898     2,872,555       220,439       222,892     2,033,059     1,922,707
Loan, lease and other credit operations        517,686     1,074,901       815,215       729,981     2,194,378     1,946,427
Prepaid expenses                                18,449        23,140         1,493         1,425        20,343         7,879
Other assets                                   391,199       171,824       298,187       217,452       119,892       129,374
PERMANENT ASSETS
     Investments                               484,461       589,941         6,578         6,907       598,296       410,234
     Fixed assets and deferred charges           6,519         8,560        37,084        35,070        14,866        17,202
Total                                        6,754,526     8,336,544     1,441,688     1,270,868     8,751,339     8,113,354
-----
----------------------------------------  ------------  ------------  ------------  ------------  ------------  ------------
LIABILITIES
-----------

CURRENT AND LONG-TERM LIABILITIES
Deposits                                     1,549,419     2,602,673     1,129,923     1,005,816     4,122,287     3,749,760
     Demand deposits                           976,325       461,414       318,977       369,191       413,344       370,303
     Savings deposits                                -             -       305,950       266,667             -             -
     Interbank deposits                          8,341       129,258        21,941        38,734     1,872,271        29,727
     Time deposits                             564,753     2,012,001       483,055       331,224     1,836,672     3,349,730
Deposits received under securities
 repurchase agreements                         301,003       495,972             -             -       175,847       298,888
Funds from acceptance and issuance of
 securities                                    432,476       734,156             -             -     2,571,701     1,863,319
Borrowings                                      68,573       107,062        10,036             -       564,768       902,485
Derivative financial instruments                47,702       151,617             -             -        30,633        56,097
Other liabilities                            2,483,873     2,323,334        83,343        34,069        40,289       140,614

Deferred income                                  4,439         5,960             -             -         5,569         4,545

Minority interest in subsidiaries                    -             -             -             -           107           127

STOCKHOLDERS' EQUITY
     Capital and reserves                    1,766,937     1,925,513       207,311       218,854     1,124,825       983,073
     Net income                                100,104        (9,743)       11,075        12,129       115,313       114,446
Total                                        6,754,526     8,336,544     1,441,688     1,270,868     8,751,339     8,113,354
-----
============================================================================================================================

============================================================================================================================
                                                                                                     BANCO ITAU-BBA S.A.
                                               ITAU BANK, LTD.            NON-FINANCIAL (3)            SUBSIDIARIES (4)
                                          --------------------------  --------------------------  --------------------------
                                           12/31/2006    12/31/2005    12/31/2006    12/31/2005    12/31/2006    12/31/2005
----------------------------------------  ------------  ------------  ------------  ------------  ------------  ------------
ASSETS
------

CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                       62,208        48,010       428,465        40,848        27,807        55,749
Interbank investments                        2,651,263     2,052,429       156,641       467,896     1,878,856     3,229,916
Securities                                   1,338,119     1,094,507        60,011        57,001     8,432,295     6,256,189
Loan, lease and other credit operations          2,936         4,413             -             -     3,257,966     2,066,253
Prepaid expenses                                     6            39         1,566            16         6,307         7,946
Other assets                                   342,235       241,131        34,414       132,238       192,026       419,235
PERMANENT ASSETS
     Investments                                79,483             3     2,805,539     2,668,918        30,972        29,062
     Fixed assets and deferred charges           2,166             -           770         2,892           274           182
Total                                        4,478,416     3,440,532     3,487,406     3,369,809    13,826,503    12,064,532
-----
----------------------------------------  ------------  ------------  ------------  ------------  ------------  ------------
LIABILITIES
-----------

CURRENT AND LONG-TERM LIABILITIES
Deposits                                     2,117,568       889,256             -             2     4,226,507     4,216,150
     Demand deposits                            73,304        48,983             -             -        65,464        49,347
     Savings deposits                                -             -             -             -             -             -
     Interbank deposits                        969,304       829,882             -             -             -             -
     Time deposits                           1,074,960        10,391             -             2     4,161,043     4,166,803
Deposits received under securities
 repurchase agreements                          91,666        79,160             -             -     3,095,844     1,118,731
Funds from acceptance and issuance of
 securities                                     95,623        76,110             -             -       236,152       183,906
Borrowings                                       5,771         5,502            11         2,108     3,240,726     2,951,722
Derivative financial instruments                42,081        46,222         8,461             -       596,362     1,212,654
Other liabilities                              923,854     1,014,311        69,317        62,004       176,132       430,040

Deferred income                                      6             8           438           383         5,002         2,817

Minority interest in subsidiaries                    -             -           145           187             -             -

STOCKHOLDERS' EQUITY
     Capital and reserves                    1,215,843     1,265,565     3,156,941     3,114,821     2,017,796     1,770,798
     Net income                                (13,996)       64,398       252,093       190,304       231,982       177,714
Total                                        4,478,416     3,440,532     3,487,406     3,369,809    13,826,503    12,064,532
-----
============================================================================================================================

======================================================================================
                                                BKB
                                          SUBSIDIARIES (5)   FOREIGN CONSOLIDATED (6)
                                          ----------------  --------------------------
                                             12/31/2006      12/31/2006    12/31/2005
----------------------------------------  ----------------  ------------  ------------
ASSETS
------

CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                           19,028       386,912       277,099
Interbank investments                              863,190     7,045,100     7,293,037
Securities                                          14,728    14,256,590    11,862,793
Loan, lease and other credit operations            593,530     7,374,521     5,821,843
Prepaid expenses                                         -        48,215        40,601
Other assets                                         3,253     1,388,280     1,301,743
PERMANENT ASSETS
     Investments                                     1,133       700,926       491,000
     Fixed assets and deferred charges                   -        63,083        64,420
Total                                            1,494,862    31,263,627    27,152,536
-----
----------------------------------------  ----------------  ------------  ------------
LIABILITIES
-----------

CURRENT AND LONG-TERM LIABILITIES
Deposits                                             2,657     8,135,584     6,747,013
     Demand deposits                                 2,657     1,087,354       868,855
     Savings deposits                                    -       305,950       266,667
     Interbank deposits                                  -     2,275,296       326,994
     Time deposits                                       -     4,466,984     5,284,497
Deposits received under securities
 repurchase agreements                                   -     3,473,851     1,775,201
Funds from acceptance and issuance of
 securities                                        119,306     3,387,819     2,778,619
Borrowings                                         454,830     4,011,891     3,898,216
Derivative financial instruments                     5,510       670,183     1,365,764
Other liabilities                                   18,213     3,733,123     3,933,028

Deferred income                                          -        15,454        13,714

Minority interest in subsidiaries                        -        90,942       123,327

STOCKHOLDERS' EQUITY
     Capital and reserves                          855,380     7,175,511     6,070,707
     Net income                                     38,966       569,269       446,947
Total                                            1,494,862    31,263,627    27,152,536
-----
======================================================================================

(1) Banco Itau S.A. - Grand Cayman, New York and Tokyo Branches and Banco Itau Holding Financeira S. A. - Grand Cayman Branch.
(2) Banco Itau Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itau Europa Luxembourg S.A., Banco Itau Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and BIE Cayman, Ltd.
(3) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau Asset Management S. A. Sociedad Gerente de Fondos Comunes de Inversion, Itau Europa, SGPS, Lda., Itausa Portugal - SGPS, S.A., Itau Leasing de Chile Ltda.(only on 12/31/2005), Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itausa Portugal Investimentos, SGPS Lda., Itau Europa Luxembourg Advisory Holding Company S.A.,Itausa Europa - Investimentos, SGPS, Lda., Agate SaRL, ITB Holding Ltd., Topaz Holding Ltd., Itau USA Inc, Jasper International Investiment LLC, Itauinv - Itau International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S. A. (company merged into in August 2005), Banco Del Parana S. A. , Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation and Itau Sociedad de Bolsa S.A.
(4) Peroba Ltd., Banco Itau-BBA S.A. - Nassau Branch, Banco Itau-BBA S.A. - Uruguay Branch, Mundostar S.A., Karen International Ltd.,
     Nevada Woods S.A., and AKBAR - Marketing e Servicos, Lda
     (dissolved on 08/31/2006).
(5)  Banco Itaubank S.A. - Nassau Branch and Libero Trading International Ltd.
(6) Foreign consolidated information includes balances net of eliminations from consolidation.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            142

NOTE 20 - RECLASSIFICATION FOR COMPARISON PURPOSES

We reclassified some balances as of December 31, 2005, for comparison purposes, in view of the regrouping of the headings, in the Balance Sheet, Derivative Financial Instruments and Negotiation and Intermediation of Securities - related to adjustment to market value of futures contracts; Foreign Exchange Portfolio - related to the reclassification in Other Liabilities of Advances on Foreign Exchange Contracts; and the reclassification of Tax Contingencies from Liabilities - Tax and Social Security to Other Sundry Liabilities, in such a way as to comply with CVM Resolution 489 of October 3, 2005, and the more adequate classification of Banking Service Fees and Extraordinary Result in the Statement of Income.

============================================================================================================
                                                   PRIOR BALANCES    RECLASSIFICATIONS     CURRENT BALANCES
------------------------------------------------------------------------------------------------------------
CURRENT AND LONG-TERM RECEIVABLES                      148,366,600            1,193,469          149,560,069
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS         33,128,322              (29,968)          33,098,354
  Derivative financial instruments                       3,235,644              (29,968)           3,205,676
OTHER RECEIVABLES                                       18,311,184            1,223,437           19,534,621
  Foreign exchange portfolio                             6,513,942            1,193,469            7,707,411
  Negotiation and intermediation of securities             939,860               29,968              969,828
TOTAL ASSETS                                           151,241,430            1,193,469          152,434,899
------------------------------------------------------------------------------------------------------------
CURRENT AND LONG-TERM LIABILITIES                      134,487,275            1,193,469          135,680,744
DERIVATIVE FINANCIAL INSTRUMENTS                         2,436,249              (47,879)           2,388,370
OTHER LIABILITIES                                       29,701,140            1,241,348           30,942,488
  Foreign exchange portfolio                             6,634,460            1,193,469            7,827,929
  Tax and social security                                5,308,164             (244,765)           5,063,399
  Negotiation and intermediation of securities             892,006               47,879              939,885
  Sundry                                                 3,803,527              244,765            4,048,292
TOTAL LIABILITIES                                      151,241,430            1,193,469          152,434,899
------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME FOR THE PERIOD
------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME (EXPENSES)                       (2,974,110)            (235,245)          (3,209,355)
  Banking service fees                                   7,737,051                    -            7,737,051
    Current account services                             1,428,609              (43,155)           1,385,454
    Other                                                  618,101               43,155              661,256
  Equity in earnings of affiliates                          14,203               39,755               53,958
  Other operating expenses                              (1,140,658)            (275,000)          (1,415,658)
OPERATING INCOME                                         8,182,604             (235,245)           7,947,359

INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING         8,200,755             (235,245)           7,965,510
INCOME TAX AND SOCIAL CONTRIBUTION                      (2,321,296)              43,500           (2,277,796)
  To offset related to temporary additions                (348,247)              43,500             (304,747)
EXTRAORDINARY RESULT                                      (191,745)             191,745                    -
NET INCOME                                               5,251,334                    -            5,251,334
============================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            143

NOTE 21 - ADDITIONAL INFORMATION

a) Insurance Policy - ITAU HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

b)   FOREIGN CURRENCIES

     The balances in reais linked to foreign currency were:

==================================================================================
                                                        12/31/2006     12/31/2005
-------------------------------------------------------------------   ------------
Permanent foreign investments (1)                         8,708,247      6,517,654
Net amount of other assets and liabilities indexed
 to foreign currency, including derivatives             (11,450,341)    (9,658,659)
Net foreign exchange position (2)                        (2,742,094)    (3,141,005)
==================================================================================

(1) As of December 12, 2006 includes BKB operations in Chile and Uruguay, according to Note 21h.
(2) If the participation of other stockholders in Banco Itau Europa S.A. were not considered, the net foreign exchange position would amount to R$ (3,467,726), (R$ (3,755,421) at 12/31/2005)

     The net foreign exchange position, considering the tax effects on the net balance of the other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c) Investment funds and managed portfolios - ITAU HOLDING through its subsidiaries manages the following type of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, classified in memorandum accounts, distributed, as follows:

==============================================================================================================
                                 AMOUNT                      AMOUNT (*)                  NUMBER OF FUNDS
                       ---------------------------   ---------------------------   ---------------------------
                        12/31/2006    12/31/2005      12/31/2006     12/31/2005     12/31/2006     12/31/2005
-----------------------------------   ------------   ------------   ------------   ------------   ------------
Investment funds        167,865,918    112,572,866    167,865,918    112,572,866            991            703
Fixed income            156,491,834    107,253,163    156,491,834    107,253,163            878            622
Shares                   11,374,084      5,319,703     11,374,084      5,319,703            113             81
Managed portfolio        52,035,678     36,185,459     11,942,324      7,713,994          4,182          4,116
Customers                31,912,845     20,256,554      6,571,776      4,368,596          4,133          4,066
Itau Group               20,122,833     15,928,905      5,370,548      3,345,398             49             50
TOTAL                   219,901,596    148,758,325    179,808,242    120,286,860          5,173          4,819
==============================================================================================================

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)   FUNDS FROM CONSORTIA

==================================================================================
                                                        12/31/2006     12/31/2005
-------------------------------------------------------------------   ------------
Monthly estimate of installments receivable
 from participants                                           31,489         36,538
Group liabilities by installments                         1,195,769      1,400,087
Participants - assets to be delivered                     1,035,897      1,244,422
Funds available for participants                            195,413        172,593
-------------------------------------------------------------------   ------------
(In units)
Number of managed groups                                        835            971
Number of current participants                              109,440        129,435
Number of assets to be delivered to participants             43,172         55,918
==================================================================================

e) Fundacao Itau Social - ITAU HOLDING and its subsidiaries are the main sponsors of Fundacao Itau Social, the objectives of which are: 1) managing the "Itau Social Program", which aims at coordinating the organization's role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itau Social Program", and 3) providing food and other similar benefits to the employees of ITAU HOLDING and other companies of the group.

     Donations made by the consolidated companies totaled R$ 1,912 in the period, and the Foundation's social net assets totaled R$ 376,337 at December 31, 2006. The income arising from its investments will be used for the Foundation's social purposes.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            144

f) Instituto Itau Cultural - IIC - ITAU HOLDING and its subsidiaries are supporters of Instituto Itau Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 21,560 (R$ 24,600 from January 1 to December 31, 2005).

g) Fundacao ItauBank - BKB is the sponsor of Fundacao ItauBank, an entity that invests technical resources and financial funds in the partnership with non-governmental organizations focused on actions for children and youth, and develops the Citizen Participation Program, a channel of mobilization and volunteer participation of employees and their families in social programs and projects. The donations made totaled R$ 1,952 in the period from May 1 to December 31, 2006.

h) BKB Operations in Chile and Uruguay: we present below a summarized Balance Sheet as of December 31, 2006

===============================================================================================
                                                        BKB CHILE     BKB URUGUAY     TOTAL
-----------------------------------------------------------------------------------------------
ASSETS
Current and long-term receivables                        7,615,002      1,981,180     9,596,182
  Interbank investments                                  1,032,780        221,746     1,254,526
  Securities and derivative financial instruments          906,983         82,875       989,858
  Loan, lease and other credit operations                5,457,382      1,659,604     7,116,986
    Operations with Credit Granting Characteristics      5,539,900      1,688,945     7,228,845
    (Allowance for loan losses)                            (82,518)       (29,341)     (111,859)
  Other receivables                                        217,857         16,955       234,812
Permanent assets                                           105,711         24,219       129,930
Total assets                                             7,720,713      2,005,399     9,726,112
===============================================================================================
LIABILITIES
-----------------------------------------------------------------------------------------------
Current and long-term liabilities                        6,934,123      1,828,601     8,762,724
  Deposits                                               6,100,627      1,570,275     7,670,902
  Borrowings and onlendings                                666,992        123,060       790,052
  Derivative financial instruments                          32,621              -        32,621
  Other liabilities                                        133,883        135,266       269,149
Stockholders' equity                                       786,590        176,798       963,388
  Capital and reserves                                     713,012        154,633       867,645
  Net income for the period                                 73,578         22,165        95,743
Total liabilities and stockholders' equity               7,720,713      2,005,399     9,726,112
===============================================================================================

i)   ELIMINATION OF NET EFFECTS OF BKB ACQUISITION

=================================================================
Amortization of goodwill                               (3,111,934)
  BKB Operations in Brazil                             (2,597,837)
  BKB Operations in Chile and Uruguay                    (514,097)
(-) Tax effects of amortization of goodwill               929,533
Subtotal                                               (2,182,401)
Net income of BKB operations in Brazil from
 May 1, 2006 to September 30, 2006                        144,569
Net income of BKB operations in Chile and Uruguay
 from May 1, 2006 to December 31, 2006                     66,967
Adjustments to ITAU HOLDING's criteria (*)               (200,607)
Total                                                  (2,171,472)
=================================================================

(*)  Basically refers to the adjustment to the standard of risk assessment.

j) Profit Sharing - Employees - Law 10101 of December 19, 2000 - Based on the terms approved by the collective agreement, the following amounts were allocated for profit sharing:

=============================================================
                                     01/01 TO      01/01 TO
                                    12/31/2006    12/31/2005
-----------------------------------------------   -----------
Profit sharing                          788,552       545,078
Tax effects                            (271,510)     (183,352)
Profit sharing net of tax effects       517,042       361,726
=============================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            145

k)   STATEMENT OF CASH FLOWS

     I - ITAU HOLDING CONSOLIDATED

==========================================================================================================
                                                                                 01/01 TO       01/01 TO
                                                                                12/31/2006     12/31/2005
-------------------------------------------------------------------------------------------   ------------
  Adjusted net income                                                            16,438,481     12,115,080
    Net income                                                                    4,308,927      5,251,334
    Adjustment to net income:                                                    12,129,554      6,863,746
      Adjustment to market value of securities and derivative financial
       instruments (assets/liabilities)                                            (441,939)      (173,508)
      Allowance for loan losses                                                   6,447,640      3,716,278
      Results from operations with subordinated debts                               272,627        208,174
      Results from securitization of foreign payment orders                         (47,445)      (159,871)
      Change in technical provision for insurance,
       pension plan and capitalization                                            3,226,568      2,663,853
      Depreciation and amortization                                                 659,859        612,756
      Amortization of goodwill on investments (Note 2a I)                         3,111,934              -
      Adjustment to legal liabilities - tax and social security                     509,178        (80,278)
      Adjustment to provision for contingent liabilities                           (287,388)       (77,783)
      Provision for corporate restructuring                                               -         75,000
      Deferred taxes                                                               (949,671)       304,747
      Equity in earnings of affiliates                                             (294,367)       (53,958)
      Income from held-to-maturity securities                                       (71,314)      (106,536)
      Minority interest result                                                       45,123        (44,582)
      Other                                                                         (51,251)       (20,546)
  Changes in assets and liabilities                                             (48,288,939)   (25,135,044)
    (Increase) Decrease in interbank investments                                 (8,532,178)    (3,130,072)
    (Increase) Decrease in securities and derivative
      financial instruments (assets/liabilities)                                (13,396,573)    (4,405,058)
    (Increase) Decrease in Central Bank of Brazil compulsory deposits            (1,810,378)    (2,738,121)
    (Increase) Decrease in interbank and interbranch
      accounts (assets/liabilities)                                               1,071,866       (125,882)
    (Increase) Decrease in loan, capital lease and other credit operations      (26,636,979)   (15,891,160)
    (Increase) Decrease in other receivables and assets                          (3,442,225)      (649,902)
    (Increase) Decrease in foreign exchange portfolio and
      negotiation and intermediation of
      securities (assets/liabilities)                                               505,029       (359,128)
    (Decrease) Increase in technical provisions for insurance,
      pension plan and capitalization                                             1,170,349        952,608
    (Decrease) Increase in other liabilities                                      2,771,975      1,187,919
    (Decrease) Increase in deferred income                                           10,175         23,752
OPERATING ACTIVITIES - Net cash provided by/ (invested)                         (31,850,458)   (13,019,964)

  Interest on capital/Dividends received                                             45,892         45,154
  Funds from interest received and redemption of
   held-to-maturity securities                                                      409,254      1,701,259
  Disposal of assets not for own use                                                465,940        174,841
  Sale of investments                                                                35,107         22,869
  Disposal of fixed assets                                                           38,082         29,520
  Purchase of held-to-maturity securities                                           (10,073)        (9,965)
  Purchase of assets not for own use                                               (485,424)      (189,072)
  Purchase of investments (Note 14a II)                                            (974,019)       (27,191)
  Goodwill on purchase of BKB (Notes 2a I and 14a II)                            (3,111,934)             -
  Purchase of fixed assets for use                                                 (801,448)      (433,418)
  Purchase of fixed assets of operating lease                                           (97)       (18,552)
  Deferred charges                                                                 (353,338)      (134,346)
  Changes in minority interest                                                      114,550         37,824
INVESTMENT ACTIVITIES - Net cash provided by/ (invested)                         (4,627,508)     1,198,923

  Increase (Decrease) in deposits                                                10,653,139      8,489,905
  Increase (Decrease) in deposits received under
   securities repurchase agreements                                              17,314,058      5,932,232
  Increase (Decrease) in funds for issuance of securities                         2,580,628      1,529,799
  increase (Decrease) in borrowings and onlendings                                1,360,794     (1,361,694)
  Increase (Decrease) in credit card operations                                   1,573,699      1,628,682
  Increase (Decrease) in securitization of foreign payment orders                   293,827       (457,821)
  Increase (Decrease) in subordinated debts                                        (290,658)      (389,093)
  Grant of stock options                                                            129,251        115,690
  Increase of capital through transfer of shares (Notes 2a I and 15a)             5,954,213              -
  Purchase of treasury shares                                                       (36,580)    (1,647,296)
  Interest on capital paid                                                       (1,747,600)    (1,865,253)
FINANCING ACTIVITIES - Net cash provided by/ (Invested)                          37,784,771     11,975,151

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET                             1,306,805        154,110
  At the beginning of the period                                                  2,084,562      1,930,452
  At the end of the period                                                        3,391,367      2,084,562
==========================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            146

II - ITAU HOLDING

==========================================================================================================
                                                                                 01/01 TO       01/01 TO
                                                                                12/31/2006     12/31/2005
-------------------------------------------------------------------------------------------   ------------
  Adjusted net income (loss)                                                       (101,059)       (30,116)
    Net income                                                                    6,819,129      5,321,473
    Adjustment to net income:                                                    (6,920,188)    (5,351,589)
      Deferred taxes                                                               (214,619)      (173,718)
      Equity in earnings of subsidiaries                                         (6,705,691)    (5,177,908)
      Depreciation and amortization                                                     122             37
  Changes in assets and liabilities                                                (353,084)       495,590
    (Increase) Decrease in interbank investments                                    200,661       (688,402)
    (Increase) Decrease in securities and derivative
     financial instruments (assets/liabilities)                                      75,364         14,384
    (Increase) Decrease in other receivables and assets                            (545,325)       647,667
    Increase (Decrease) in other liabilities                                        (83,784)       521,941
OPERATING ACTIVITIES - Net cash provided by/ (Invested)                            (454,143)       465,474
  Interest on capital/Dividends received                                          2,342,354      2,978,134
  Purchase of investments                                                        (6,073,079)       (46,206)
  Purchase of fixed assets for use/Deferred charges                                    (216)          (307)
INVESTMENT ACTIVITIES - Net cash provided by/ (Invested)                         (3,730,941)     2,931,621
  Increase of capital through transfer of shares
  (Notes 2a I and 15a)                                                            5,954,213              -
  Granting of stock options                                                         129,251        115,690
  Purchase of treasury shares                                                       (36,580)    (1,647,296)
  Interest on capital paid                                                       (1,747,600)    (1,865,253)
FINANCING ACTIVITIES - Net cash provided by/ (Invested)                           4,299,284     (3,396,859)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET                               114,200            236
  At the beginning of the period                                                        281             45
  At the end of the period                                                          114,481            281
==========================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            147

l)   CONSOLIDATED STATEMENT OF ADDED VALUE

==========================================================================================================
                                                       01/01 TO                    01/01 TO
                                                      12/31/2006      SHARE %    12/31/2005       SHARE %
------------------------------------------------------------------------------   -------------------------
Income from financial operations (a)                   12,529,696            -     11,156,714            -
Result from operations with insurance,
 pension plan and capitalization (b)                    1,126,390            -        798,239            -
Other operating revenues/expenses (c)                     (46,616)           -      2,044,540            -
Added value (d = a + b + c)                            13,609,470            -     13,999,493            -
Compensation of employees (e) (*)                       5,109,247         37.5      4,126,879         29.5
Payment of taxes and contributions (f)                  4,146,173         30.5      4,665,862         33.3
Amount distributed to stockholders (g)                  2,228,106         16.4      1,886,612         13.5
  Parent company                                        2,212,162         16.3      1,852,133         13.2
  Minority interests                                       15,944          0.1         34,479          0.3
Reinvestment of profits (h)                             2,125,944         15.6      3,320,140         23.7
  Parent company                                        2,096,765         15.4      3,399,201         24.3
  Minority interests                                       29,179          0.2        (79,061)        (0.6)
Distribution of added value ( i = e + f + g + h)       13,609,470        100.0     13,999,493        100.0
==========================================================================================================

(*)  Does not include social security contributions.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            148

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1 We have audited the accompanying balance sheets of Banco Itau Holding Financeira S.A. (Bank) and of Banco Itau Holding Financeira S.A. and its subsidiaries (Consolidated) as of December 31, 2006 and 2005. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itau Holding Financeira S.A. (Bank) and of Banco Itau Holding Financeira S.A. and its subsidiaries (Consolidated) at December 31, 2006 and 2005, and the results of operations, the changes in stockholders' equity and the changes in financial position for the years then ended and for the six-month period ended December 31, 2006 of the Bank, as well as the consolidated results of operations and of changes in financial position for the years then ended, in accordance with accounting practices adopted in Brazil.

Sao Paulo, February 12, 2007


PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5


Ricardo Baldin
Contador CRC 1SP110374/O-0


Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            149

                       BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23         Public Company                NIRE. 35300010230

                      SUMMARY OF THE AUDIT COMMITTEE REPORT

INTRODUCTION

According to its Charter (available on website http://www.itau.com.br - Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itau Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by both independent and internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Group. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itau Holding and its subsidiary and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls.

PricewaterhouseCoopers Auditores Independentes is responsible for the auditing of the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate, in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Conselho Monetario Nacional, Comissao de Valores Mobiliarios, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendencia de Seguros Privados.

Corporate Internal Audit focuses on issues which present the highest risk potential and on the assessment of internal controls and risk management systems, providing to the Committee a critical view from a corporate perspective.

Operational Internal Audits focus on the evaluation of the quality of processes, the monitoring of risks and prevention of frauds.

COMMITTEE ACTIVITIES

The Committee met twice in the second half of 2006 and once again in February 2007. At its latest working session, the Committee analyzed the financial statements as of December 31, 2006 and approved the Audit Committee Report on the activities carried out in the second half of 2006, and this Summary. During the period, the Audit Committee made its annual self-assessment. This procedure had the purpose of measuring its adherence to the rules issued by Brazilian and US regulatory bodies, as well as to the international best practices regarding the organization and operation of audit committees. After being approved at the regular meeting held in February 2007, the self-assessment was then submitted to the Board of Directors.

INTERNAL CONTROLS AND MANAGEMENT RISKS SYSTEM

In this half, the Committee followed up the procedures adopted by Management for implementing, up to December 2007, the Operational Risk Management Structure in the Group.

It also followed up the project that aims at preparing the Group to comply with the New Basel Accord requirements.

In the Committee's view, the approach that the Organization has adopted to prepare itself for using internal models as provided for by the New Accord is well structured and the modeling and measures adopted to manage risks are, in general, well-structured and properly focused. Taking into consideration Management's efforts, Itau Holding internal controls system is being continually streamlined. The procedures already implemented as well as those in progress are compatible with the size and complexity of the operations

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            150

EXTERNAL AUDIT

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee's members to form a well-based opinion as to the integrity of the financial statements and of the financial reports. In order to confirm the facts disclosed in this section, the Committee made a formal assessment of the work performed by the external auditors. It examined aspects related to the development of audits, the preparation and delivery of reports, and the independence and relationship of auditors with the Group and the Committee itself. The assessment was approved at the regular meeting held in February 2007 and communicated to the Board of Directors.

Based on this assessment and on information provided by PricewaterhouseCoopers itself, the Committee did not identify any situations that could affect the objectivity and independence of the external auditors.

INTERNAL AUDIT

During this half, the Committee coordinated the strategic and tactical planning of the internal audits. It also performed the annual assessment of the Corporate and Operational Audits. Aspects such as structure, resources, professional development, responsibilities, independence, objectivity, performance of audit work, as well as relationship with the Audit Committee were analyzed and did not bring concerns to the attention of the Committee.

The Committee evaluates the coverage and quality of the work performed by the internal auditors as positive. The results presented during the Committee's work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

COMPLIANCE WITH THE LEGISLATION, REGULATORY REQUIREMENTS AND THE INTERNAL POLICIES AND PROCEDURES

The work carried out by the Internal Audit and the reports prepared by the external audit did not mention deficiencies in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of Itau Holding.

CONSOLIDATED FINANCIAL STATEMENTS

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers Auditores Independentes and Management.

An evaluation was also made of the relevant accounting practices used by the Itau Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Conselho Monetario Nacional, Comissao de Valores Mobiliarios, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendencia de Seguros Privados.

RECOMMENDATIONS

Regular meetings were held with the President of Itau Holding. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            151

CONCLUSION

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Banco Itau Holding Financeira S.A., as of December 31, 2006.


Sao Paulo, February 12, 2007


THE AUDIT COMMITTEE

CARLOS DA CAMARA PESTANA - Chairman

ALCIDES LOPES TAPIAS

TEREZA CRISTINA GROSSI TOGNI - Financial Expert

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            152

                       BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23      Publicly-held company            NIRE. 35300010230

                          OPINION OF THE FISCAL COUNCIL

        The effective members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., having perused the management report and financial statements for the year-ended December 31, 2006, have verified the accuracy of all items examined, understanding them to adequately reflect the company's capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company's Board of Directors.

                                      Sao Paulo, February 12, 2007.

                                           IRAN SIQUEIRA LIMA
                                                President

                                         ALBERTO SOZIN FURUGUEM
                                                 Member

                                        FERNANDO ALVES DE ALMEIDA
                                                 Member

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2006                                                            153

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Banco Itau Holding Financeira S.A.
                                     (Registrant)


Date:  February 23, 2007             By:    /s/ Alfredo Egydio Setubal
                                            ------------------------------------
                                     Name:  Alfredo Egydio Setubal
                                     Title: Investor Relations Officer


                                     By:    /s/ Silvio Aparecido de Carvalho
                                            ------------------------------------
                                     Name:  Silvio Aparecido de Carvalho
                                     Title: Executive Director of Controllership